Filed Pursuant to Rule 424(b)(4)

Registration Statement Nos. 333-130072

333-131686

PROSPECTUS

9,465,000 Shares

MORTON’S RESTAURANT GROUP, INC.

Common Stock

This is Morton’s Restaurant Group, Inc.’s initial public offering. We are offering 6,000,000 shares of our common stock and the selling stockholders identified in this prospectus are offering an additional 3,465,000 shares of our common stock. We will not receive any of the proceeds from the sale of the shares of our common stock offered by the selling stockholders.

Prior to this offering there has been no public market for our common stock. Our common stock has been approved for listing on the New York Stock Exchange under the symbol “MRT.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 14.

	Per Share	Total
Public Offering Price	$17.00	$160,905,000
Underwriting Discounts and Commissions	$1.19	$11,263,350
Proceeds to Morton’s Restaurant Group, Inc.	$15.81	$94,860,000
Proceeds to the Selling Stockholders	$15.81	$54,781,650

Delivery of the shares of our common stock will be made on or about February 14, 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We have granted the underwriters the option to purchase a maximum of 1,419,750 additional shares of our common stock to cover over-allotments of shares, if any, exercisable at any time until 30 days after the date of this prospectus.

Wachovia Securities

Piper Jaffray

RBC Capital Markets

SG Cowen & Co.

Jefferies & Company

The date of this prospectus is February 8, 2006.

MORTON'S

THE STEAKHOUSE

69 Morton's Steakhouses, 4 Bertolini's Authentic Trattorias in 28 States in the U.S. and 3 Countries

Vancouver
Toronto
Honolulu, HI
Hong Kong
Singapore
Morton's Steakhouses
Bertolini's Authentic Trattorias
San Juan, Puerto Rico

Atlanta - Buckhead
Atlanta - Downtown
Atlantic City, NJ
Baltimore
Beverly Hills*
Boca Raton
Boston
Burbank*
Charlotte
Charlotte - SouthPark
Chicago - Downtown
Chicago - Gold Coast (The Original)
Chicago - Rosemont
Chicago - Schaumburg
Chicago - Westchester
Cincinnati
Cleveland
Columbus
Dallas
Denver
Denver - Tech Center
Detroit - Southfield
Hackensack, NJ
Hartford
Hong Kong
Honolulu
Houston
Indianapolis
Jacksonville
Kansas City
King of Prussia
Las Vegas
Los Angeles*
Louisville
Miami
Miami - North Miami Beach
Minneapolis
Nashville
New Orleans
New York - Great Neck
New York - New York City
New York - White Plains
Orlando
Palm Beach
Palm Desert
Philadelphia
Phoenix
Pittsburgh
Portland
Richmond
Sacramento
San Antonio
San Diego
San Francisco
San Juan
Santa Ana, CA
Scottsdale
Seattle
Singapore
Stamford
St. Louis - Clayton
Toronto
Vancouver
Washington, D.C. - Arlington
Washington, D.C. - Bethesda
Washington, D.C. - Tysons Corner
Washington, D.C. - Downtown
Washington, D.C. - Georgetown
Washington, D.C. - Reston

* Operate as Arnie Morton's, The Steakhouse.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that may be important to you. You should carefully read this prospectus in its entirety before making an investment decision. In particular, you should read the section entitled “Risk Factors” and the consolidated financial statements and notes related to those statements included elsewhere in this prospectus. In this prospectus, unless otherwise expressly stated or the context requires otherwise, “we,” “us,” “our,” “MRG,” and “the Company” refer to Morton’s Restaurant Group, Inc. and its subsidiaries, “Morton’s” refers to our steakhouses operated under the Morton’s brand name, “MHCI” refers to Morton’s Holding Company, Inc., our immediate parent, which we anticipate will merge into Morton’s Restaurant Group, Inc. prior to the consummation of this offering, and its subsidiaries, and “MHLLC” refers to Morton’s Holdings, LLC, our indirect parent, whose unitholders we anticipate will become our direct stockholders upon the expected distribution by MHLLC of shares of Morton’s Restaurant Group, Inc. to them prior to the consummation of this offering.

Our Company

We are the world’s largest owner and operator of company-owned upscale steakhouse restaurants, based on the number of restaurants owned and operated by us as compared to our known competitors. We are also the second largest operator of upscale steakhouses in the United States, based on total number of restaurants as published in a 2005 Technomic Information Services report. We own and operate all of our restaurants and do not have any franchisees. Our founders Arnie Morton and Klaus Fritsch opened the original Morton’s steakhouse in downtown Chicago on December 21, 1978. Since then, we have expanded to a total of 69 Morton’s steakhouses, including 65 domestic restaurants located in 60 cities across 28 states, along with two restaurants in Canada, one in Hong Kong and one in Singapore. We also own and operate four upscale Italian restaurants, which are designed as white tablecloth, authentic Italian trattorias.

Morton’s steakhouses have remained true to our founders’ original vision of combining generous portions of high quality food prepared to exacting standards with exceptional service in an enjoyable dining environment. We have traditionally catered primarily to business clientele but have recently implemented strategies to broaden our appeal to local fine-dining guests. While our menu’s emphasis is on USDA prime aged steaks, we also feature other fresh premium items including chicken, lobster and other varieties of seafood, complemented by our extensive award winning premium wine list. By owning and operating all Morton’s steakhouses, each with a similar menu, we believe that we are better able to provide a consistently high quality dining experience across all our locations.

Morton’s steakhouses average approximately 8,300 square feet in size, including the kitchen area, and on average have seating for approximately 200 guests. All Morton’s steakhouses have a similar style, concept and decor, and are designed to convey an image of sophistication, warmth and a premium dining experience. All but one Morton’s steakhouse have on-premises, private dining and meeting facilities that we refer to as Boardrooms.

Our Business Strengths

We believe the following strengths have helped drive the growth of our business:

Premier Fine-Dining Brand. We believe that Morton’s, with its 27-year history and 69 steakhouses located in 60 cities across 28 states and four international locations, is a premier fine-dining brand. We believe that our brand recognition is supported by our distinctive food and high service standards, which are exemplified by numerous awards and favorable reviews.

High Quality Cuisine. We strive to provide guests at Morton’s steakhouses with generous portions of high quality cuisine prepared to exacting standards. Morton’s steakhouses feature USDA prime aged beef in the United States and Canada and comparable high quality aged beef in our steakhouses in Asia. While the emphasis is on our steaks, we believe our menu selection is broad enough to appeal to many taste preferences and desires.

Consistency of Our Service, Experience and Atmosphere. We seek to consistently provide guests with the same fine-dining steakhouse experience at all Morton’s steakhouses. Our typical table to server ratio is three to one, which helps us provide our guests with personal, attentive service.

Strong Unit Economics. We believe that the combination of our brand strength, the success of our Morton’s steakhouses and our prudent approach to the use of capital has resulted in strong returns on invested capital. We believe these factors, along with the demographics of our typical guests, make us a desirable tenant for real estate developers, thereby enabling us to develop new restaurants at attractive investment levels.

Effective Cost Control Mechanisms. We believe that our operations and cost control systems, which we have developed and refined over our 27-year history, enable us to maintain a high degree of control over operating expenses and allow us to better adjust our cost structure to changes in revenues.

Highly Experienced Management Team. Our executive management team has an average of 23 years of experience in the restaurant industry. Thomas J. Baldwin, our Chairman, Chief Executive Officer and President, has been with us since 1989 and has over 21 years of experience in the restaurant industry, including as our Chief Financial Officer from 1989 to 2005. In addition, our 12 regional managers average 25 years of restaurant experience, including eight years of experience with us.

Our Growth Strategy

Our objectives are to further leverage our experience in operating our Morton’s steakhouses to increase the revenues and operating income of our existing restaurants, and to open new Morton’s steakhouses in existing markets and selected new domestic and international markets.

Continue to Broaden Our Appeal. Traditionally, the primary target market of our Morton’s steakhouses has been business-oriented guests. We have recently developed several marketing initiatives, including the addition of new menu items developed through market testing, new wine selections and the use of targeted direct mailings, as part of our strategy to increase the appeal and awareness of our fine-dining steakhouse experience with local fine-dining guests.

Expand Bar 12·21 Concept. We have recently introduced a new bar concept named Bar 12·21, which we believe has further broadened our appeal, while also increasing dining capacity in the restaurants where it has been implemented. We feature our Bar 12·21 concept in all new Morton’s steakhouses opened after fiscal 2003, and we have remodeled the bar area in three existing Morton’s steakhouses to include our Bar 12·21 concept. During fiscal 2006, we plan to remodel the bar area in at least six other Morton’s steakhouses to provide a similar atmosphere. We currently expect to remodel the bar area in approximately four to six other Morton’s steakhouses in each of the next several years.

Expand Our Boardroom Business. All but one of our Morton’s steakhouses have on-premises, private dining and meeting facilities that we refer to as Boardrooms, which generated approximately 18.7% of revenues generated by our Morton’s steakhouses for fiscal 2004. We seek to increase the utilization of our Boardrooms because they typically generate a higher average check per person than our dining rooms and allow us to better leverage our fixed costs and achieve higher margins on those revenues. In addition to promoting our current Boardrooms, during fiscal 2006 we are planning to add additional Boardrooms in three of our existing Morton’s steakhouses. We are currently evaluating other Morton’s steakhouses for increased Boardroom capacity.

Pursue Disciplined New Restaurant Growth. We plan to expand our Morton’s concept and strong brand name by opening new Morton’s steakhouses in our existing markets that we believe can support additional restaurants. We also plan to enter new markets selectively when we believe that those markets can successfully support a Morton’s steakhouse. We currently expect to open four to five new Morton’s steakhouses in 2006 and approximately five to seven new Morton’s steakhouses in each of the next several years.

Recent Developments

Certain recent developments are described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Events Affecting Our Results of Operations.”

Risk Factors

Our business is subject to numerous risks and uncertainties, such as:

•	changes in discretionary spending patterns and general economic conditions;

•	our ability to open new restaurants and the effect of competition in the restaurant industry;

•	the price and availability of USDA prime beef; and

•	increases in operating costs.

You should carefully consider these factors as well as all of the information set forth in this prospectus and, in particular, the information under the heading “Risk Factors,” prior to purchasing the shares of common stock offered hereby.

Our Equity Sponsor

Castle Harlan, Inc. is a New York-based private equity investment firm founded in 1987 specializing in investments in middle-market companies through leveraged buyouts, industry consolidations and divestitures. Since its inception, Castle Harlan has invested, on behalf of the private equity funds that it manages, in 45 companies with a total enterprise value in excess of $7.5 billion. On July 25, 2002, Castle Harlan acquired us in a going private transaction, which included an initial equity investment by Castle Harlan of approximately $93.7 million, with stockholders receiving $17.00 per share based on our then outstanding number of shares. Immediately prior to this offering, Castle Harlan owned a majority of our outstanding common stock, and it will own approximately 30.5% of our common stock immediately following the consummation of this offering assuming no exercise of the underwriters’ over-allotment option. We refer to Castle Harlan, Inc. and its affiliates and associates (excluding us and other companies it owns through private equity funds it manages) in this prospectus as Castle Harlan.

Corporate Information

We are a Delaware corporation, incorporated on October 3, 1988, and our principal executive offices are located at 325 North LaSalle Street, Suite 500, Chicago, Illinois 60610. Our telephone number is (312) 923-0030. Our website address is http://www.mortons.com. The information contained on our website does not constitute part of, nor is it incorporated into, this prospectus.

Our Merger and Offering-Related Transactions

In connection with this offering, we expect to effect a number of transactions, including the repayment of our outstanding 7.5% senior secured notes, the repayment of MHCI’s 14.0% senior secured notes, the termination of our current $15.0 million working capital facility, the entering into of a proposed new $115.0 million senior revolving credit facility, the termination of the management agreement between MHLLC and Castle Harlan, Inc. and the transactions noted immediately below.

•	Prior to the consummation of this offering:

•	we will effect the merger of MHCI into us, whereupon the separate corporate existence of MHCI will cease; MHCI is our immediate parent and a holding company with no independent operations, except that MHCI is the issuer of the 14.0% senior secured notes; and

•	MHLLC, our indirect parent and the holder of all of the outstanding shares of MHCI, will subsequently distribute the shares of our common stock that were outstanding prior to this offering to its unitholders.

•	Upon consummation of the merger of MHCI into us, the 14.0% senior secured notes of MHCI will become our obligations; however, as described under “Use of Proceeds,” we intend to repay all of the 14.0% senior secured notes in connection with the closing of this offering.

Unless otherwise expressly stated or the context otherwise requires, the information in this prospectus:

•	assumes the adoption and filing of our new amended and restated certificate of incorporation, which we refer to as our certificate of incorporation, and the adoption of our new amended and restated bylaws, which we refer to as our bylaws, which were both adopted on February 6, 2006 and which, among other things, increased our authorized capital stock and provided for certain anti-takeover provisions as described in “Description of Capital Stock;”

•	gives effect to a 10,098.5 for one splits of our outstanding common stock and of MHCI’s outstanding common stock that were effected on February 6, 2006;

•	is based upon the number of shares of our common stock outstanding as of October 2, 2005;

•	gives effect to the appointment of the applicable persons named in “Management” to serve as members of our board of directors and board committees and the changes to our management described therein, each of which will occur prior to or upon the consummation of this offering;

•	assumes the effectiveness of an equity incentive plan that we plan to adopt prior to the consummation of this offering;

•	assumes no exercise of the underwriters’ over-allotment option to purchase up to 1,419,750 additional shares of our common stock from us; and

•	assumes that all of the shares of our common stock currently held by MHCI are distributed to the unitholders of MHLLC, including our executive officers as described under “Management— Employment Arrangements—Employee Subscription Agreements,” as of February 14, 2006. We anticipate that this distribution will occur immediately prior to consummation of this offering. In addition, information as to shares beneficially owned after this offering excludes 241,500 restricted shares that we anticipate will be issued prior to the consummation of this offering under the equity incentive plan that we intend to implement prior to the consummation of this offering, as those restricted shares will not be vested at the time of consummation of this offering.

THE OFFERING

Common stock offered by us	6,000,000 shares

Common stock offered by the selling stockholders	3,465,000 shares

Common stock to be outstanding immediately after this offering	16,098,500 shares

Use of proceeds

We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and other estimated offering expenses payable by us, will be approximately $91.9 million. If the underwriters exercise their over-allotment option in full to purchase up to 1,419,750 additional shares of our common stock, we estimate that our net proceeds, calculated as described above, will be approximately $114.3 million.

We intend to use the net proceeds from this offering, together with the proceeds of approximately $63.0 million (or approximately $40.6 million if the underwriters exercise their overallotment option in full) from borrowings under a proposed new senior revolving credit facility that we intend to enter into in connection with this offering and approximately $18.9 million of available cash, as follows:

(1)	approximately $106.3 million to repay all of our currently outstanding 7.5% senior secured notes, including a prepayment premium of approximately $11.5 million;

(2)	approximately $57.1 million to repay all of the currently outstanding 14.0% senior secured notes of MHCI, including a prepayment premium of approximately $9.4 million;

(3)	approximately $8.4 million to pay the termination fee in connection with the termination of MHLLC’s management agreement with Castle Harlan, Inc.;

(4)	approximately $0.7 million to pay the financing fees related to our proposed new $115.0 million senior revolving credit facility;

(5)	approximately $1.0 million to pay the investment banking and legal fees in connection with the tender offer for our 7.5% senior secured notes and the repurchase of MHCI’s 14.0% senior secured notes; and

(6)	approximately $0.3 million to collateralize outstanding letters of credit issued under our current working capital facility.

The foregoing amounts that we expect to expend to repay our 7.5% senior secured notes and MHCI’s 14.0% senior secured notes are estimates. As discussed under “Use of Proceeds,” the actual amounts we expend to repay our 7.5% senior secured notes and MHCI’s 14.0% senior secured notes may be different than the estimated amounts set forth above.

If the underwriters’ over-allotment option is exercised, we will apply the net proceeds we receive from the issuance of shares upon exercise of that option for the foregoing purposes, which will reduce the amount of borrowings under our proposed new senior revolving credit facility that are required for those purposes by a like amount.

We will not receive any of the proceeds from the common stock sold by selling stockholders in this offering.

New York Stock Exchange symbol	“MRT”

The number of shares of our common stock to be outstanding immediately after this offering as set forth above is based on the number of shares outstanding as of October 2, 2005 and excludes the following:

•	up to 1,419,750 shares of our common stock that may be issued by us if the underwriters exercise their over-allotment option to purchase additional shares;

•	241,500 shares of restricted stock (none of which will be vested at the time of the consummation, of this offering) that we intend to issue prior to the consummation of this offering under an equity incentive plan we intend to implement prior to the consummation of this offering; and

•	an aggregate of 1,547,500 additional shares of our common stock that will initially be available for future awards pursuant to the equity incentive plan referred to above, plus potential future increases in the number of shares available for issuance under that equity incentive plan.

SUMMARY CONSOLIDATED HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA

The following table contains summary consolidated financial data as of October 2, 2005 and for fiscal 2002, 2003 and 2004 and for the nine month periods ended October 3, 2004 and October 2, 2005. Interim period summary financial data are not necessarily indicative of results for the full fiscal year. The following table also contains summary unaudited pro forma consolidated financial data as of October 2, 2005 and for fiscal 2004 and the nine month period ended October 2, 2005 that gives effect to this offering and the other transactions described in note (2) below.

As described above under “—Our Merger and Offering—Related Transactions,” prior to the consummation of this offering, we will merge MHCI into us, whereupon the separate corporate existence of MHCI will cease. MHCI is our immediate parent and a holding company that has no independent operations except that MHCI is the issuer of the 14.0% senior secured notes. Upon consummation of the merger of MHCI into us, the 14.0% senior secured notes of MHCI will become our obligations, although we intend to repay all of the 14.0% senior secured notes in connection with the closing of this offering. MHCI became our direct parent on June 4, 2004. Because MHCI will merge into us prior to the consummation of this offering, the following summary consolidated financial data for periods prior to fiscal 2004 are derived from our consolidated financial statements and the following summary consolidated financial data for periods beginning with and after fiscal 2004 and as of October 2, 2005 are derived from the consolidated financial statements of MHCI. The summary financial data for fiscal 2002 and 2003 are derived from our audited consolidated financial statements contained elsewhere in this prospectus, while the summary financial data for fiscal 2004 are derived from the audited consolidated financial statements of MHCI contained elsewhere in this prospectus. Likewise, the summary financial data for the nine month periods ended October 3, 2004 and October 2, 2005 and as of October 2, 2005 are derived from MHCI’s unaudited consolidated financial statements contained elsewhere in this prospectus, which, in our opinion, include all adjustments, consisting of only usual recurring adjustments, necessary for the fair presentation of that information for these periods. In that regard, because MHCI became our direct parent on June 4, 2004, MHCI’s statement of operations data for fiscal 2004 and the nine month period ended October 3, 2004 reflect our consolidated results of operations for the period from the first day of those periods through June 3, 2004 and the consolidated results of operations of MHCI for the remainder of those periods. In addition, some of the changes between the periods reflected in the following table are due to the fact that data for fiscal 2004 and the nine month periods ended October 2, 2005 and October 3, 2004 are based on the consolidated financial statements of MHCI whereas data for all other periods reflected in the following table are based upon our consolidated financial statements and the fact that the 14.0% senior secured notes, which were issued on June 4, 2004, are the obligations of MHCI and are not our obligations and are therefore reflected in MHCI’s consolidated financial statements but not in our consolidated financial statements. The summary financial data should be read in conjunction with “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto contained elsewhere in this prospectus.

On July 25, 2002, MHLLC acquired all of our outstanding stock in a business combination accounted for under the purchase method of accounting. As a result of the acquisition, our capital structure and our basis of accounting under the push down method for the periods prior to the acquisition, which we sometimes refer to as the Predecessor Period, differ from our capital structure and our basis of accounting for the periods after the acquisition, which we sometimes refer to as the Successor Period. Therefore, financial data as of dates and for periods prior to July 25, 2002 are not comparable to financial data as of dates or for periods on or after July 25, 2002. As a result of the acquisition, the consolidated statements of operations for the Successor Period include amortization expense relating to debt issuance costs and management fees that did not exist prior to the acquisition. Further, as a result of purchase accounting, the fair values of fixed assets on the date of acquisition became their new cost basis. Accordingly, the depreciation of these assets for the Successor Period is based upon their newly established cost basis. Other effects of purchase accounting in the Successor Period are not considered significant.

The unaudited pro forma statement of operations data for fiscal 2004 and for the nine month period ended October 2, 2005 are derived from MHCI’s statement of operations for those periods and give effect to this offering and the consummation of the transactions described in note (2) below as if they had occurred on January 5, 2004. The unaudited pro forma balance sheet data as of October 2, 2005 is derived from MHCI’s balance sheet as of such date and gives effect to this offering and the consummation of the transactions described in note (2) below as if they had occurred on October 2, 2005. The unaudited pro forma financial data are subject to a number of assumptions and uncertainties and do not purport to reflect what the results of operations or financial position of us or MHCI would have been had these transactions taken place on the dates indicated and are not intended to project the results of operations or financial position of us or MHCI for any future period or date.

We and MHCI each use a 52 or 53-week fiscal year that ends on the Sunday closest to January 1. In this prospectus, we sometimes refer to the fiscal years ended December 29, 2002, January 4, 2004 and January 2, 2005 as fiscal 2002, fiscal 2003 and fiscal 2004, respectively. Approximately every six or seven years a 53rd week is added to our fiscal year. Fiscal 2002 and 2004 each consisted of 52 weeks, while fiscal 2003 consisted of 53 weeks. As a result, some of the differences in the results of operations between those fiscal years are attributable to the different lengths of the fiscal years. The nine month periods ended October 3, 2004 and October 2, 2005 each consisted of 39 weeks.

	MRG			MHCI
	Fiscal Year 2002
	Predecessor Period	Successor Period
	Dec. 31, 2001 to July 24, 2002 Restated(1)	July 25, 2002 to Dec. 29, 2002 Restated(1)	Fiscal Year		Nine Month Periods Ended		Pro Forma Fiscal Year 2004 (unaudited) (2)		Pro Forma Nine Month Period Ended October 2, 2005 (unaudited) (2)
					(unaudited)
			2003	2004	Oct. 3, 2004	Oct. 2, 2005
	(dollars in thousands, except per share amounts)
Statement of Operations Data: (3)(4)
Revenues	$132,433	$105,704	$258,668	$276,334	$199,682	$217,122	$276,334		$217,122
Food and beverage costs	45,566	35,797	86,265	93,222	67,566	72,328	93,222		72,328
Restaurant operating expenses	60,111	51,134	124,051	127,000	95,457	104,109	127,000		104,109
Pre-opening costs	723	1,253	904	1,059	553	2,050	1,059		2,050
Depreciation and amortization	6,573	1,914	5,360	6,435	4,766	5,327	6,435		5,327
General and administrative expenses	8,483	6,369	16,680	18,949	14,011	16,431	19,770	(5)	17,047	(5)
Marketing and promotional expenses	3,005	3,597	5,933	8,472	7,002	4,082	8,472		4,082
Management fee paid to related party (6)	—	1,243	2,800	2,800	2,100	2,100	2,800		2,100

Operating income	7,972	4,397	16,675	18,397	8,227	10,695	17,576		10,079
(Gain) loss on insurance proceeds (7)	(1,443)	—	—	(986)	—	—	(986)		—
Costs associated with the repayment of certain debt (8)	—	—	2,349	264	264	174	264		174
(Gain) loss on sale of investment (9)	—	—	—	—	—	(664)	—		(664)
Costs associated with strategic alternatives and proxy contest (10)	9,078	—	—	—	—	—	—		—
Restaurant closing (credit) costs (11)	(300)	—	—	—	—	—	—		—
Interest expense, net	4,647	2,876	8,862	14,989	10,671	12,945	4,973	(12)	3,026	(12)

(Loss) income before income taxes	(4,010)	1,521	5,464	4,130	(2,708)	(1,760)	13,325		7,543
Income tax expense (benefit)	818	642	1,224	4,868	86	(1,355)	7,994		1,808

Net (loss) income	$(4,828)	$879	$4,240	$(738)	$(2,794)	$(405)	$5,331		$5,735

Net (loss) income per share (13)
Basic	$(1.15)	$0.09	$0.42	$(0.07)	$(0.28)	$(0.04)	$0.33		$0.36
Diluted	$(1.15)	$0.09	$0.42	$(0.07)	$(0.28)	$(0.04)	$0.33		$0.35
Shares used in computing net (loss) income per share (13)
Basic	4,184,000	10,098,500	10,098,500	10,098,500	10,098,500	10,098,500	16,098,500		16,098,500
Diluted	4,184,000	10,098,500	10,098,500	10,098,500	10,098,500	10,098,500	16,340,000		16,340,000

Other Financial Data:
Average restaurant revenues (14)		$3,574	$3,790	$4,016	$3,316	$3,613
Change in comparable restaurant revenues (15)		–3.0%	+4.6%	+6.7%	+9.4%	+2.3%

	As of Oct. 2, 2005
	(unaudited)
	Actual	Pro Forma(2)
	(dollars in thousands)
Balance Sheet Data(4):
Cash and cash equivalents	$5,887	$2,946	(16)
Restricted cash and marketable securities	8,593	692	(16)
Current assets	40,450	29,608	(16)
Property and equipment, net	65,370	65,370
Total assets	269,700	253,071	(16)(17)
Current liabilities	44,839	40,540	(18)
New senior revolving credit facility	—	72,000	(19)
7.5% senior secured notes	93,122	—	(19)
14.0% senior secured notes, less current maturities of $4.3 million (actual) and $0 (pro forma)	40,000	—	(19)
Obligations to financial institutions, less current maturities of $0.1 million (actual) and $0.1 million (pro forma)	3,497	3,497
Stockholder’s equity	57,569	106,361	(20)

(1)	During fiscal 2003, we restated our consolidated financial statements for fiscal 2002. See Note 3 to our consolidated financial statements included elsewhere herein.
(2)	The unaudited pro forma statements of operations data for fiscal 2004 and for the nine month period ended October 2, 2005 are derived from MHCI’s unaudited statements of operations for those periods. The unaudited pro forma statement of operations data for fiscal 2004 and for the nine month period ended October 2, 2005 give effect to the following transactions as if they had occurred on January 5, 2004:
(a)	our issuance and sale of common stock in this offering and our receipt of approximately $91.9 million in net proceeds, based on an initial public offering price of $17.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us;
(b)	the effectiveness of our proposed new $115.0 million senior revolving credit facility and the incurrence of approximately $72.0 million of borrowings under that facility at an assumed interest rate of 5.5% per annum and the termination of our current senior secured working capital facility (as described below, we anticipate that the actual amount of borrowings we will incur under the proposed new senior revolving credit facility in connection with this offering will be less than this amount);
(c)	the application of the estimated net proceeds we receive from this offering, together with the proceeds from the borrowings under our proposed new senior revolving credit facility referred to above, and a total of $10.8 million of proceeds from the sale of marketable securities and available cash, to repay our outstanding 7.5% senior secured notes for an estimated total cost of $108.2 million and to repay MHCI’s 14.0% senior secured notes for an estimated cost of $56.4 million (as discussed below, the estimated cost of repaying our 7.5% senior secured notes and MHCI’s 14.0% senior secured notes reflected in the unaudited pro forma financial data is based on the accreted value of (in the case of our 7.5% notes) and accrued interest and prepayment premium on those notes as of October 2, 2005 and the actual amounts that we will expend to repay those notes will be different from these amounts);
(d)	the amortization of the financing fees related to our proposed new $115.0 million senior revolving credit facility and the elimination of amortization of the existing deferred financing fees relating to our 7.5% senior secured notes, MHCI’s 14.0% senior secured notes and our current working capital facility; and
(e)	the issuance of 241,500 shares of restricted stock that we plan to issue, prior to the consummation of this offering, under an equity incentive plan we plan to implement prior to the consummation of this offering and estimated compensation expense attributable to the issuance of those shares.

The unaudited pro forma statement of operations data do not give effect to the charges and payments discussed in clauses (x) through (z) of the next paragraph.

The unaudited pro forma balance sheet data as of October 2, 2005 are derived from MHCI’s unaudited balance sheet as of that date and give effect to the transactions described in clauses (a) through (e) above and to the following transactions as if they had occurred as of that date:

(x)	the application of the estimated net proceeds we receive from this offering, together with the proceeds from the borrowings under our proposed new senior revolving credit facility referred to above and a total of $10.8 million of proceeds from the sale of marketable securities and available cash, to terminate MHLLC’s management agreement with Castle Harlan, Inc. for a cost of approximately $8.4 million, to pay estimated financing fees related to our proposed new senior revolving credit facility of $0.7 million, to pay estimated investment banking and legal fees in connection with the tender offer for our 7.5% senior secured notes and the repurchase of MHCI’s 14.0% senior secured notes of approximately $1.0 million, and to collateralize outstanding letters of credit for a total cost of approximately $0.3 million;
(y)	the write-off of approximately $6.5 million in deferred financing fees relating to our 7.5% senior secured notes, MHCI’s 14.0% senior secured notes and our current working capital facility; and
(z)	the estimated compensation expense of approximately $0.5 million attributable to the vesting of MHLLC common units previously granted to certain of our employees, which will occur prior to the closing of this offering.

The foregoing unaudited pro forma financial data assume that we will pay approximately $108.2 million to repay all of our 7.5% senior secured notes and approximately $56.4 million to repay all of MHCI’s 14.0% senior secured notes, based on the accreted value of (in the case of our 7.5% notes) and accrued interest on those notes as of October 2, 2005 and the amount of prepayment premium as of that date. The actual amounts we expend to repay those notes will be based on their current accreted value (in the case of our 7.5% notes) and the current amount of interest accrued and prepayment premium payable thereon and will therefore differ from the amounts reflected in this unaudited pro forma financial data. We estimate that we will expend approximately $106.3 million to repay our 7.5% senior secured notes and approximately $57.1 to repay MHCI’s 14.0% senior secured notes, although the actual amounts may be different. See “Use of Proceeds.”

As set forth above, the pro forma financial data assume that we will apply the net proceeds we receive from this offering, $72.0 million of borrowings under our proposed new senior revolving credit facility, and a total of $10.8 million of proceeds from the sale of marketable securities and available cash, for the purposes described above. We determined the amount of these pro forma borrowings based in part on total cash and cash equivalents, restricted cash and marketable securities as of October 2, 2005. However, we anticipate that total cash and cash equivalents, restricted cash and marketable securities upon consummation of this offering will exceed the total amount as of October 2, 2005. As a result of this anticipated increase in cash and cash equivalents, restricted cash and marketable securities, and based upon our current estimate of the amount we will expend to repay our 7.5% senior secured notes and MHCI’s 14.0% senior secured notes, we expect that the actual amount of borrowings that we will incur in connection with the foregoing transactions will be approximately $63.0 million.

The unaudited pro forma financial data are subject to a number of assumptions and uncertainties and do not purport to reflect what the results of operations or financial position of us or MHCI would have been had the transactions referred to above taken place on the dates indicated and are not intended to project the results of operations or financial position of us or MHCI for any future period or date. In that regard, the amounts that we will be required to expend to repay our 7.5% senior secured notes and MHCI’s outstanding 14.0% senior secured notes will differ from the amounts that we have assumed for purposes of preparing this pro forma data, and changes in those amounts or in other estimated amounts or the estimated interest rate on borrowings under our proposed new senior revolving credit facility that we used in preparing this data would also change the pro forma financial data.

(3)	Prior to the consummation of this offering, MHCI will be merged into us. The consolidated historical and unaudited pro forma financial data set forth in the above table for fiscal 2004 and the nine month periods ended October 3, 2004 and October 2, 2005 and as of October 2, 2005 is derived from the consolidated financial statements of MHCI.
(4)	Certain items that were previously reported in specific statement captions have been reclassified to conform to the fiscal 2004 presentation. See Note 2(t) to our consolidated financial statements included elsewhere herein.
(5)	The pro forma adjustments for fiscal 2004 and the nine month period ended October 2, 2005 include approximately $0.8 million and $0.6 million, respectively, of additional compensation expense relating to the 241,500 shares of restricted stock that we plan to issue prior to the consummation of this offering.
(6)	Management fee paid to related party of $1.2 million, $2.8 million, $2.8 million, $2.1 million and $2.1 million for the fiscal 2002 Successor Period, fiscal 2003, fiscal 2004 and for the nine month periods ended October 3, 2004 and October 2, 2005, respectively, was paid pursuant to MHLLC’s management agreement with Castle Harlan, Inc.
(7)	During fiscal 2002 and fiscal 2004, we received $3.1 million and $1.0 million, respectively, relating to property insurance and recorded a gain of approximately $1.4 million and $1.0 million in the 2002 Predecessor Period and fiscal 2004, respectively, relating to the insurance contract for the restaurant that was located at 90 West Street, New York, New York. Such losses were sustained in connection with the September 11, 2001 attacks.
(8)	During fiscal 2003, we used a portion of the net proceeds from the issuance of our 7.5% senior secured notes to repay our previously existing credit facility, capital leases and certain mortgages. During fiscal 2003, we expensed $2.3 million representing: (1) the write-off of deferred financing costs of $0.7 million relating to our previously existing credit facility; (2) prepayment penalties of $0.5 million incurred with the repayment of capital leases and one mortgage; and (3) the write-off of the accumulated other comprehensive loss of $0.7 million and deferred tax assets for $0.4 million which were previously recognized in connection with two interest rate swap agreements. Costs associated with the repayment of certain debt of $0.3 million for both fiscal 2004 and the nine month period ended October 3, 2004 and $0.2 million for the nine month period ended October 2, 2005, represent prepayment penalties that we incurred with the repayment of certain mortgages.
(9)	Gain on sale of investment of $0.7 million in the nine month period ended October 2, 2005 represents a gain from the sale of stock in a privately owned company.
(10)	Costs associated with strategic alternatives and proxy contest for the 2002 Predecessor Period of $9.1 million represent legal costs, investment banking and bank costs, printing, investor relations and proxy solicitation costs and other costs.
(11)	Restaurant closing credit of $0.3 million in the 2002 Predecessor Period represents the recovery of assets previously written-down.
(12)	The unaudited pro forma adjustments for fiscal 2004 and the nine month period ended October 2, 2005 include total decreases in interest expense, net of approximately $10.0 million and $9.9 million, respectively. These decreases in fiscal 2004 and the nine month period ended October 2, 2005 reflect:

•	the elimination of amortization of deferred financing fees relating to our 7.5% senior secured notes, MHCI’s 14.0% senior secured notes and our current senior secured working capital facility of approximately $1.3 million and $1.1 million, respectively;

•	the elimination of interest expense relating to our 7.5% senior secured notes of approximately $9.6 million and $7.3 million, respectively; and

•	the elimination of interest expense relating to MHCI’s 14.0% senior secured notes of approximately $3.2 million and $4.6 million, respectively.

These decreases were partially offset by unaudited pro forma adjustments to increase interest expense, net for fiscal 2004 and the nine month period ended October 2, 2005 to reflect estimated interest expense of approximately $4.0 million and $3.0 million, respectively, on $72.0 million of new pro forma borrowings under our proposed new senior revolving credit facility at an assumed interest rate of 5.5% and amortization of the deferred financing fees related to that facility of approximately $0.1 million and $0.1 million, respectively.

(13)	These numbers are based on shares of our common stock and, except for the Predecessor Period from December 31, 2001 through July 24, 2002, give effect to the 10,098.5 for one splits of our and MHCI’s outstanding common stock that were effected on February 6, 2006 as if those transactions had occurred as of the first day of the Successor Period beginning July 25, 2002.
(14)	Average restaurant revenues represents average revenues per restaurant for restaurants open for the entire period being measured. The financial data for fiscal 2002 reflect the data for the Predecessor Period from December 31, 2001 to July 24, 2002 and the Successor Period from July 25, 2002 to December 29, 2002.
(15)	Change in comparable restaurant revenues represents the percentage increase or decrease in period-over-period revenues for restaurants open all of the period indicated and all of the prior period. The financial data for fiscal 2002 reflect the data for the Predecessor Period from December 31, 2001 to July 24, 2002 and the Successor Period from July 25, 2002 to December 29, 2002.
(16)	The unaudited pro forma adjustments reflect changes in cash and cash equivalents and restricted cash and marketable securities due to the transactions described in clauses (a), (b) and (c) of the first paragraph of note (2) above and in clause (x) of the third paragraph of note (2) above, and an increase in restricted cash of approximately $0.3 million due to the collateralization of outstanding letters of credit.
(17)	The unaudited pro forma adjustments reflect the capitalization of estimated financing fees relating to our proposed new senior revolving credit facility of approximately $0.7 million and the write-off of approximately $6.5 million in deferred financing fees relating to our 7.5% senior secured notes, MHCI’s 14.0% senior secured notes and our current working capital facility.
(18)	The unaudited pro forma adjustments reflect the repayment of the current portion of MHCI’s 14.0% senior secured notes of approximately $4.3 million.
(19)	The unaudited pro forma adjustments reflect approximately $72.0 million of borrowings under our proposed new senior revolving credit facility (as described above, we anticipate that the actual amount of borrowings we will incur under our proposed new senior revolving credit facility in connection with this offering will be less than this amount) and the repayment of our outstanding 7.5% senior secured notes and MHCI’s 14.0% senior secured notes.
(20)	The unaudited pro forma adjustments reflect the transactions described in clause (a) of the first paragraph and clause (z) of the third paragraph of note (2) above, the estimated prepayment premium relating to our 7.5% senior secured notes and MHCI’s 14.0% senior secured notes of approximately $13.1 million and $11.1 million, respectively, the estimated accrued interest relating to our 7.5% senior secured notes and MHCI’s 14.0% senior secured notes of approximately $2.0 million and $1.0 million, respectively, a charge incurred in connection with the planned termination of MHLLC’s management agreement with Castle Harlan, Inc. of approximately $8.4 million, a charge for investment banking and legal fees in connection with the tender offer for our 7.5% senior secured notes and the repurchase of MHCI’s 14.0% senior secured notes of approximately $1.0 million, and the write-off of approximately $6.5 million in deferred financing fees relating to our 7.5% senior secured notes, MHCI’s 14.0% senior secured notes and our current working capital facility.

RISK FACTORS

You should carefully consider the risk factors set forth below as well as the other information included in this prospectus before buying shares of our common stock. Any of these risks may have a material adverse effect on our business, financial condition, results of operations and cash flows. In that case, you may lose all or part of your investment.

Risks Related to our Business

Changing discretionary spending patterns and general economic conditions could reduce our guest traffic and/or average revenue per guest, which would have an adverse effect on our revenues.

Purchases at our restaurants are discretionary for consumers and, therefore, we are susceptible to economic slowdowns. In particular, our Morton’s steakhouses cater primarily to business clientele and local fine-dining guests. We believe that the vast majority of our weekday revenues and a substantial portion of our weekend revenues from these restaurants are derived from business people using expense accounts. Accordingly, we believe that our business is particularly susceptible to any factors that cause a reduction in expense account dining by our business clientele. We also believe that consumers generally are more willing to make discretionary purchases, including high-end restaurant meals, during periods in which favorable economic conditions prevail. Changes in spending habits as a result of an economic slowdown or a reduction in consumer confidence are likely to reduce our guest traffic and/or average revenue per guest, which would adversely affect our sales.

The future performance of the U.S. economy is uncertain and is directly affected by numerous global and national political and other factors that are beyond our control. These factors, which also affect discretionary consumer spending, include national, regional and local economic conditions, disposable consumer income, consumer confidence, terrorist attacks and the United States’ participation in military actions. We believe that these factors have adversely impacted our business and, should these conditions continue or worsen or should similar conditions occur in the future, we would expect them to continue to adversely impact our business.

Our continued growth depends on our ability to open new restaurants and operate new restaurants profitably.

A substantial majority of our historical growth has been due to opening new restaurants. For example, we experienced growth of 7.0%, 6.5% and 1.0% in our total revenues in fiscal 2002, 2003 and 2004 attributable to the revenues from our new restaurants opened in fiscal 2001, 2002 and 2003, respectively, compared to total growth in revenues of 0.8%, 8.7% and 6.8% in fiscal 2002, 2003 and 2004, respectively. Our ability to open new restaurants is dependent upon a number of factors, many of which are beyond our control, including our ability to:

•	find quality locations;

•	reach acceptable agreements regarding the lease or purchase of locations;

•	comply with applicable zoning, land use and environmental regulations;

•	raise or have available an adequate amount of money for construction and opening costs;

•	timely hire, train and retain the skilled management and other employees necessary to meet staffing needs;

•	obtain, for an acceptable cost, required permits and approvals; and

•	efficiently manage the amount of time and money used to build and open each new restaurant.

We are reviewing additional sites for potential future Morton’s steakhouses. Typically, there has been a “ramp-up” period of one to two years before we expect a new Morton’s steakhouse to achieve our targeted level of performance. This is due to higher operating costs caused by start-up and other temporary inefficiencies associated with opening new restaurants such as lack of market familiarity and acceptance when we enter new markets and unavailability of experienced staff.

We may not be able to attract enough customers to new restaurants because potential customers may be unfamiliar with our restaurants or the atmosphere or the menus of our restaurants might not appeal to them. As a result, the operating results generated at new restaurants may not equal the operating results generated at our existing restaurants. The restaurants may even operate at a loss, which could have a significant adverse effect on our overall operating results. In addition, opening a new restaurant in an existing market could reduce the revenue of our existing restaurants in that market.

For these same reasons, many markets would not successfully support one of our restaurants. Furthermore, our ability to expand into non-U.S. markets also may be impacted by legal considerations such as restrictions on importing USDA prime beef from the United States. For example, we currently are not able to export U.S. beef to our restaurants in Asia.

Our existing senior personnel levels, restaurant management systems, financial controls, information systems and other systems and procedures may be inadequate to support our expansion, which could require us to incur substantial expenditures that could adversely affect our operating results.

Our results of operations will be adversely affected by the planned closure of one of our Italian restaurants during renovations.

During January 2006, we signed a new long-term lease with respect to our existing Italian restaurant located in Las Vegas, Nevada. In conjunction with the new lease, a new restaurant will be built at this location, and as a result we are currently planning to close the existing Italian restaurant beginning August 2006. Construction of the new restaurant is currently planned to last from August 2006 through December 2006, although the actual construction period may begin later or last longer. During the construction period, we will incur rent expense, utility expense and other fixed costs and construction costs with respect to the lease of this restaurant and we will also lose the revenues that would have been generated had the existing restaurant remained open, all of which will adversely affect our results of operations. During the period from August 2005 to December 2005, this Italian restaurant generated revenues and income from operations of $4.4 million and $1.4 million, respectively and, assuming that the construction period for the new restaurant lasts from August 2006 through December 2006, we estimate that we will incur pre-opening expenses and other fixed costs relating to this new lease of approximately $1.6 million pre-tax, although the actual amount could be greater. In that regard, the rent under the new lease is substantially higher than the rent under the existing lease. We may not be able to offset all or any part of this increase in rent through operational measures. As a result of this planned closing, and based on current conditions and our current estimates, we believe that, for the third quarter of fiscal 2006, we may incur a consolidated net loss that could be substantially larger than the consolidated net loss that we incurred in the third quarter of fiscal 2005. Moreover, this planned closure and the higher rent under the new lease may continue to adversely affect our results of operations in periods after the third and fourth quarters of 2006. Additionally, the revenue and income from operations, if any, generated at the newly renovated restaurant may not equal the revenue and income from operations generated at the existing restaurant.

Our restaurants may not be able to compete successfully with other restaurants and, as a result, we may not achieve our projected revenue and profitability targets.

If our restaurants are unable to compete successfully with other restaurants in new and/or existing markets, we may not achieve our projected revenue and profitability targets. Our industry is intensely competitive with respect to price, quality of service, restaurant location, ambiance of facilities and type and quality of food. We compete with national and regional restaurant chains and independently owned restaurants for customers, restaurant locations and qualified management and other restaurant staff. Compared to our business, some of our competitors have greater financial and other resources, have been in business longer, have greater name recognition and are better established in the markets where our restaurants are located or are planned to be located. Our inability to compete successfully with other restaurants may force us to close one or more of our restaurants. We closed one restaurant in fiscal 2002 and two restaurants in fiscal 2003 and may close other restaurants in the future. Closing a restaurant would reduce our revenues, and could subject us to construction and other costs including severance, legal costs and the write-down of leasehold improvements, equipment, furniture and fixtures. In addition, we could remain liable for remaining future lease obligations.

In addition, our continued success depends in part upon the continued popularity of upscale steakhouses. Shifts in consumer preferences away from this type of concept could materially adversely affect our operating results. The restaurant industry is characterized by the continual introduction of new concepts and is subject to rapidly changing consumer preferences, tastes and eating and purchasing habits. Our success depends in part on our ability to anticipate and respond to changing consumer preferences, as well as other factors affecting the restaurant industry, including new market entrants and demographic changes.

Continued expansion by our competitors in the upscale steakhouse segment of the restaurant industry could prevent us from realizing anticipated benefits from new restaurant growth or continued growth in existing restaurant revenues.

Our competitors have opened many upscale steakhouses in recent years and a key element of our strategy is to open new steakhouses in both new and existing markets. If we overestimate demand for Morton’s steakhouses or underestimate the popularity of our competitors’ restaurants, we may be unable to realize anticipated revenues from new steakhouses. Similarly, if one or more of our competitors open new restaurants in any of our existing or anticipated markets, sales in our steakhouses may be lower than we expect. Any unanticipated slowdown in demand in any of our restaurants due to industry growth could reduce our revenues, which could cause the price of our common stock to decline substantially.

Restaurant companies, including ours, have been the target of class action lawsuits and other proceedings alleging, among other things, violations of federal and state workplace and employment laws. Proceedings of this nature, if successful, could result in our payment of substantial damages.

Our results of operations may be adversely affected by legal or governmental proceedings brought by or on behalf of our employees or customers. In recent years, a number of restaurant companies, including ours, have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Similar lawsuits have been instituted against us from time to time and we are also a defendant in a number of pending lawsuits alleging violations of state and federal wage and hour laws regarding the sharing of tips with other employees and failure to pay for all hours worked. An arbitration decision with respect to the wage and hour laws regarding the sharing of tips with other employees in connection with a proceeding involving 88 claimants with respect to two of our Morton’s steakhouses located in New York is expected in the near future. See “Business—Legal Proceedings.” We have not established any accruals for judgments, and insurance is not available to cover any liabilities, with respect to these matters. Accordingly, we may incur substantial damages and expenses resulting from lawsuits, which would increase the cost of operating our business and decrease the cash available for other uses, and may require us to make additional borrowings under our proposed new senior revolving credit facility.

Increases in the prices of, or reductions in the availability of, USDA prime beef could reduce our operating margins and our revenues.

We purchase large quantities of beef, particularly USDA prime beef, which is subject to extreme price fluctuations due to seasonal shifts, climate conditions, industry demand and other factors. Our beef costs represented approximately 48% of our food and beverage costs during fiscal 2004 and approximately 48% of our food and beverage costs during the nine month period ended October 2, 2005. The market for USDA prime beef is particularly volatile. For example, in late 2003, increased demand, together with the impact of supply rationing during late 2001 and 2002, resulted in shortages of USDA prime beef, requiring us to pay significantly higher prices for the USDA prime beef we purchased. Because Morton’s steakhouses feature USDA prime beef, we generally would expect to purchase USDA prime beef even if the price increased significantly. If prices for the types of beef we use in our restaurants increase in the future and we choose not to pass, or cannot pass, these increases on to our guests, our operating margins would decrease.

We may experience higher operating costs, including increases to supply prices and employee salaries and benefits, which will adversely affect our operating results if we cannot increase menu prices to cover them.

If we increase the compensation or benefits to our employees or pay higher prices for food items or other supplies, we may have an increase in our operating costs. If we are unable or unwilling to increase our menu prices or take other actions to offset increased operating costs, our operating results will suffer. Many factors affect the prices that we pay for the various food and other items that we use to operate our restaurants, including seasonal fluctuations, longer term cycles and other fluctuations in livestock markets, changes in weather or demand and inflation. Factors that may affect the salaries and benefits that we pay to our employees include local unemployment rates and changes in minimum wage and employee benefits laws. Other factors that could cause our operating costs to increase include fuel prices, occupancy and related costs, maintenance expenditures and increases in other day-to-day expenses.

Our operating results may fluctuate significantly due to the seasonality of our business and these fluctuations make it more difficult for us to predict accurately in a timely manner factors that may have a negative impact on our business.

Our business is subject to seasonal fluctuations that may vary greatly depending upon the region in which a particular restaurant is located. These fluctuations can make it more difficult for us to predict accurately and address in a timely manner factors that may have a negative impact on our business. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Seasonality.”

Our results of operations are affected by a variety of factors, including severe weather conditions, and have fluctuated significantly in the past and can be expected to continue to fluctuate significantly in the future.

Our results of operations have fluctuated significantly in the past and can be expected to continue to fluctuate significantly in the future. Our results of operations are affected by a variety of factors, including:

•	the timing of new restaurant openings, the cost of opening new restaurants and the relative proportion of new restaurants to mature restaurants;

•	changes in consumer preferences;

•	general economic conditions;

•	severe weather conditions; and

•	actions by our competitors.

Some of our restaurants are located in regions that may be susceptible to severe weather conditions. As a result, adverse weather conditions in any of these areas could damage these restaurants, result in fewer guest visits to these restaurants and otherwise have a material adverse impact on our business. For example, our business was adversely impacted in the third quarter of fiscal 2005 and continues to be adversely affected by hurricanes and severe weather in New Orleans and Florida. Therefore, you should not rely on our past results of operations as being indicative of the future.

Negative publicity surrounding our restaurants or the consumption of beef generally could adversely affect consumer taste, which could reduce sales in one or more of our restaurants and make our brand less valuable.

Because our competitive strengths include the quality of our food and our restaurant facilities, we believe that adverse publicity relating to these factors or other similar concerns affects us more than it would restaurants that compete primarily on other factors. Any shifts in consumer preferences away from the kinds of food we offer, particularly beef, whether because of dietary or other health concerns or otherwise, would make our restaurants less appealing and adversely affect our revenues. Adverse changes involving any of these factors could further reduce our guest traffic and/or impose practical limits on pricing, which could further reduce our revenues and operating income.

Instances of food-borne illness and outbreaks of disease, as well as negative publicity relating thereto, could result in reduced demand for our menu offerings and reduced traffic in our restaurants and negatively impact our business.

Instances of food-borne illness, including Bovine Spongiform Encephalopotathy, which is also known as BSE or mad cow disease, aphthous fever, which is also known as hoof and mouth disease, as well as hepatitis A, lysteria, salmonella and e-coli, whether or not traced to our restaurants, could reduce demand for our menu offerings. Outbreaks of disease, including severe acute respiratory syndrome, which is also known as SARS, as well as influenza, could reduce traffic in our restaurants. Any of these events would negatively impact our business. In addition, any negative publicity relating to these and other health-related matters may affect consumers’ perceptions of our restaurants and the food that we offer, reduce guest visits to our restaurants and negatively impact demand for our menu offerings. Because our competitive strengths include the quality of our food, adverse publicity relating to these matters or other similar concerns affects us more than it would restaurants that compete primarily on other factors. For example, the outbreak of SARS in 2003 materially impacted the results of our three restaurants located in Hong Kong, Singapore and Toronto.

We depend upon frequent deliveries of food and other supplies, in most cases from a limited number of suppliers, which subjects us to the possible risks of shortages, interruptions and price fluctuations.

Our ability to maintain consistent quality throughout our restaurants depends in part upon our ability to acquire fresh food products, including USDA prime beef, and related items from reliable sources in accordance with our specifications and in sufficient quantities. We have relatively short-term contracts with a limited number of suppliers for the distribution of most meat, food and other supplies for our restaurants. Our dependence on a small number of suppliers, as well as the limited number of available suppliers of USDA prime beef, subject us to the possible risks of shortages, interruptions and price fluctuations. If any of these suppliers do not perform adequately or otherwise fail to distribute products or supplies to our restaurants, we may be unable to replace the suppliers in a short period of time on acceptable terms. Our inability to replace our suppliers in a short period of time on acceptable terms could increase our costs and could cause shortages at our restaurants of food and other items that may cause us to remove certain items from a restaurant’s menu or temporarily close a restaurant. If we temporarily close a restaurant or remove popular items from a restaurant’s menu, that restaurant may experience a significant reduction in revenue during the time affected by the shortage and thereafter, as our customers may change their dining habits as a result. We have no long- term contracts for any food items used in our restaurants. We currently do not engage in futures contracts or other financial risk management strategies with respect to potential price fluctuations in the cost of food and other supplies, which we purchase at prevailing market or contracted prices.

We may incur additional costs or liabilities and lose revenues as a result of litigation and government regulation affecting the operation of our restaurants.

Our business is subject to extensive federal, state and local government regulation, including regulations related to the preparation and sale of food, the sale of alcoholic beverages, the sale and use of tobacco, zoning and building codes, land use and employee, health, sanitation and safety matters.

Typically our restaurants’ licenses to sell alcoholic beverages must be renewed annually and may be suspended or revoked at any time for cause. Alcoholic beverage control regulations relate to various aspects of daily operations of our restaurants, including the minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing and inventory control, handling and storage. The failure of any of our restaurants timely to obtain and maintain liquor or other licenses, permits or approvals required to serve alcoholic beverages or food could delay or prevent the opening of, or adversely impact the viability of, and any negative publicity related thereto could have an adverse effect on, the restaurant and we could lose significant revenue.

Our restaurants are subject in each state in which we operate to “dram shop” laws, which generally allow a person to sue us if that person was injured by a legally intoxicated person who was wrongfully served alcoholic beverages at one of our restaurants. A judgment against us under a dram shop law could exceed our liability insurance coverage policy limits and could result in substantial liability for us and have a material adverse effect on our results of operations. Our inability to continue to obtain such insurance coverage at reasonable costs also could have a material adverse effect on us.

To the extent that governmental regulations impose material additional obligations on our suppliers, including, without limitation, regulations relating to the inspection or preparation of meat, food and other products used in our business, product availability could be limited and the prices that our suppliers charge us could increase. We may not be able to offset these costs through increased menu prices, which could have a material adverse effect on our business. If any of our restaurants were unable to serve particular food products, even for a short period of time, we could experience a reduction in our overall revenue, which could have a material adverse effect on us. In addition, further government regulation including laws restricting smoking in restaurants and bars may reduce guest traffic and adversely impact our sales.

One or more of our restaurants could be subject to litigation and governmental fine, censure or closure in connection with issues relating to our food and/or our facilities. The food products that we serve, including meat and seafood, are susceptible to food borne illnesses. We and other restaurant companies have been named as defendants in actions seeking damages as a result of food borne illnesses and actions brought under state laws regarding notices with respect to chemicals contained in food products and regarding excess moisture in the business premises. To date, none of these matters has had a material adverse effect on our business, but that may not continue to be the case in the future.

The costs of operating our restaurants may increase if there are changes in laws governing minimum hourly wages, working conditions, overtime and tip credits, health care, workers’ compensation insurance rates, unemployment tax rates, sales taxes or other laws and regulations such as those governing access for the disabled, including the Americans with Disabilities Act. If any of these costs were to increase and we were unable to offset the increase by increasing our menu prices or by other means, this could have a material adverse effect on our business and results of operations. Because we have a significant number of restaurants located in various states, including eight in California, six in Florida and five in Illinois, regulatory changes in these states could have a disproportionate impact on our business. See “Business—Government Regulation” for a discussion of certain regulations affecting our business.

The failure to enforce and maintain our intellectual property rights could enable others to use names confusingly similar to Morton’s, Morton’s of Chicago and other names and marks used by our restaurants, which could adversely affect the value of the Morton’s brand.

We have registered the names Morton’s, Morton’s of Chicago and certain other names used by our restaurants as trade names, trademarks or service marks with the United States Patent and Trademark Office and in certain foreign countries. The success of our business depends on our continued ability to use our existing trade names, trademarks and service marks in order to increase our brand awareness. In that regard, we believe that our trade names, trademarks and service marks are valuable assets that are critical to our success. The unauthorized use or other misappropriation of our trade names, trademarks or service marks could diminish the value of our brands and restaurant concepts and may cause a decline in our revenue. We are aware of names similar to those of our restaurants used by third parties in certain limited geographical areas.

We occupy most of our restaurants under long-term non-cancelable leases and we may be unable to renew leases at the end of their terms.

Most of our restaurants are located in leased premises. Many of our current leases are non-cancelable and typically have terms ranging from 10 to 15 years with renewal options for terms ranging from five to 15 years. We believe that leases that we enter into in the future likely will also be long-term and non-cancelable and have similar renewal options. If we close a restaurant, we generally remain committed to perform our obligations under the applicable lease, which would include, among other things, payment of the base rent for the balance of the lease term. Our obligation to continue making rental payments in respect of leases for closed restaurants could have a material adverse effect on our business and results of operations. Alternatively, at the end of the lease term and any renewal period for a restaurant, we may be unable to renew the lease without substantial additional cost, if at all. If we are unable to renew our restaurant leases, we may close or relocate a restaurant, which could subject us to construction and other costs and risks, and could have a material adverse effect on our business and results of operations. For example, closing a restaurant, even during the time of relocation, will reduce the sales that the restaurant would have contributed to our revenues. Additionally, the revenue and profit, if any, generated at a relocated restaurant may not equal the revenue and profit generated at the existing restaurant.

Fixed rental payments account for a significant portion of our operating expenses, which increases our vulnerability to general adverse economic and industry conditions and could limit our operating and financing flexibility.

Payments under our operating leases account for a significant portion of our operating expenses. For example, total rental expenses, including additional rental payments based on sales at some of our restaurants, under operating leases were approximately $19.7 million (7.1% of our revenues) and $15.7 million (7.2% of our revenues) for fiscal 2004 and the nine month period ended October 2, 2005, respectively. In addition, as of October 2, 2005, we were a party to operating leases requiring future minimum lease payments aggregating approximately $84.0 million through fiscal 2009 and approximately $124.0 million thereafter. We expect that new restaurants we open will typically be leased by us under operating leases. Our substantial operating lease obligations could have significant negative consequences, including:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing;

•	requiring a substantial portion of our available cash to be applied to pay our rental obligations, thus reducing cash available for other purposes;

•	limiting our flexibility in planning for or reacting to changes in our business or the industry in which we compete; and

•	placing us at a disadvantage with respect to some of our competitors.

We depend on cash flow from operations to pay our lease obligations and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities and sufficient funds are not otherwise available to us from borrowings under bank loans or from other sources, we may not be able to service our operating lease obligations, grow our business, respond to competitive challenges or fund our other liquidity and capital needs, which would have a material adverse affect on us.

Our level of indebtedness may adversely affect our financial condition, limit our operational and financing flexibility and negatively impact our business.

In connection with this offering, we plan to enter into a new $115.0 million senior revolving credit facility. Our new senior revolving credit facility, and other debt instruments we may enter into in the future, may have important consequences to you, including the following:

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

•	we may use a substantial portion of our cash flows from operations to pay interest on our indebtedness, which will reduce the funds available to us for operations and other purposes;

•	our level of indebtedness could place us at a competitive disadvantage compared to our competitors that may have proportionately less debt;

•	our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited; and

•	our level of indebtedness may make us more vulnerable to economic downturns and adverse developments in our business.

We expect that we will depend primarily upon our operations to provide funds to pay our expenses and to pay any amounts due under our proposed new senior revolving credit facility and any other indebtedness we may incur. Our ability to make these payments depends on our future performance, which will be affected by financial, business, economic and other factors, many of which we cannot control. Our business may not generate sufficient cash flows from operations in the future and our currently anticipated growth in revenues and cash flows may not be realized, either or both of which could result in our being unable to repay indebtedness, including our anticipated new senior revolving credit facility, or to fund other liquidity needs. If we do not have enough money, we may be required to refinance all or part of our then existing debt, sell assets or borrow more money. We may not be able to accomplish any of these alternatives on terms acceptable to us, or at all. In addition, the terms of existing or future debt agreements, including our new senior revolving credit facility, may restrict us from adopting any of these alternatives.

The anticipated terms of our new senior revolving credit facility will impose significant operating and financial restrictions on us that may impair our ability to respond to changing business and economic conditions.

In connection with this offering, we plan to enter into a new senior revolving credit facility with a syndicate of financial institutions including affiliates of certain of the underwriters in this offering. Our indirect wholly-owned subsidiary, Morton’s of Chicago, Inc., is expected to be the borrower under the facility. We and most of our other domestic subsidiaries will be guarantors of the facility. We also anticipate that the credit agreement will be secured by substantially all of our and our present and future domestic subsidiaries’ assets and will contain a number of significant restrictions and covenants that will generally limit our ability to, among other things:

•	pay dividends or purchase stock or make other restricted payments to our stockholders;

•	incur additional indebtedness;

•	borrow money or issue guarantees;

•	make investments;

•	use assets as security in other transactions;

•	sell assets or merge with or into other companies;

•	make capital expenditures;

•	enter into transactions with affiliates;

•	sell stock in our subsidiaries; and

•	create or permit restrictions on our subsidiaries’ ability to make payments to us.

We anticipate that the credit agreement will limit our ability to engage in these types of transactions even if we believed that a specific transaction would contribute to our future growth or improve our operating results. We also anticipate that the credit agreement will require us to achieve specified financial and operating results and maintain compliance with specified financial ratios. Our ability to comply with these provisions may be affected by events outside of our control. A breach of any of these provisions or our inability to comply with required financial ratios in our proposed new senior revolving credit facility could result in a default under the credit facility. If that were to occur, we expect that the lenders will have the right to declare all borrowings to be immediately due and payable. In addition, we expect that the lenders will have the right to declare all borrowings to be immediately due and payable upon the occurrence of certain change of control events relating to us. We anticipate that if we are unable to repay all borrowings when due, whether at maturity or if declared due and payable following a default or change of control event, the lenders would have the right to proceed against the collateral granted to secure the indebtedness. If we breach these covenants or fail to comply with the terms of our new senior revolving credit facility, or a change of control event occurs, lenders may declare all borrowings to be immediately due and payable, and may sell the assets pledged as collateral in order to repay those borrowings, which would have a material adverse effect on our cash flow and, to the extent that our assets are sold to repay borrowings, our restaurant business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt and Other Obligations—New Senior Revolving Credit Facility” for further information regarding our new senior revolving credit facility.

In addition, we will be exposed to market risk related to changes in interest rates because our proposed new senior revolving credit facility will carry a floating rate of interest. Accordingly, our results of operations may be adversely affected by changes in interest rates. Assuming a 100 basis point increase in the interest rate on our $115.0 million proposed new senior revolving credit facility, if the entire amount available under the facility were drawn, interest expense would increase by approximately $1.15 million over the course of 12 months.

We could face labor shortages that could slow our growth and adversely impact our ability to operate our restaurants.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including restaurant managers, kitchen staff and servers, necessary to keep pace with our anticipated expansion schedule and meet the needs of our existing restaurants. A sufficient number of qualified individuals of the requisite caliber to fill these positions may be in short supply in some areas. Any future inability to recruit and retain qualified individuals may delay the planned openings of new restaurants and could adversely impact our existing restaurants. Any such delays, any material increases in employee turnover rates in existing restaurants or any widespread employee dissatisfaction could have a material adverse effect on our business and results of operations. Additionally, competition for qualified employees could require us to pay higher wages, which could result in higher labor costs, which could have a material adverse effect on our results of operations.

We depend on the services of key executives, the loss of whom could materially harm our business and our strategic direction if we were unable to replace them with executives of equal experience and capabilities.

Some of our senior executives, such as Thomas J. Baldwin, are important to our success because they have been instrumental in setting our strategic direction, operating our business, identifying, recruiting and training key personnel, identifying expansion opportunities and arranging necessary financing. Losing the services of any of these individuals could adversely affect our business until a suitable replacement could be found. We also believe that they could not quickly be replaced with executives of equal experience and capabilities and their successors may not be as effective. Although we have an employment agreement with our Chief Executive Officer, we could not prevent him from terminating his employment with us. Other executives are not bound by employment agreements with us. We do not maintain key person life insurance policies on any of our executives. See “Management.”

We expect to incur substantial additional expenses to meet our reporting obligations as a public company. In addition, failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting and could harm our ability to manage our expenses.

Reporting obligations as a public company and our anticipated growth are likely to continue to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel. In addition, as a public company we will be required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 so that our management can certify as to the effectiveness of our internal controls and our independent registered public accounting firm can render an opinion on management’s assessment and on the effectiveness of our internal control over financial reporting by the time our annual report for fiscal 2007 is due and thereafter, which will require us to document and may require us to make significant changes to our internal controls over financial reporting. As a result, we may be required to improve our financial and managerial controls, reporting systems and procedures and incur substantial expenses to test our systems and to make such improvements. If our management is unable to certify the effectiveness of our internal controls or if our independent registered public accounting firm cannot render an unqualified opinion on management’s assessment and on the effectiveness of our internal control over financial reporting, or if material weaknesses in our internal controls are identified, or if we fail to comply with other obligations imposed by the Sarbanes-Oxley Act or New York Stock Exchange, or NYSE, rules relating to corporate governance matters, we could be subject to regulatory scrutiny and a loss of public confidence, which could have a material adverse effect on our business and our stock price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our stock price and adversely affect our ability to raise capital.

Our current insurance policies may not provide adequate levels of coverage against all claims and we may incur losses that are not covered by our insurance.

We believe we maintain insurance coverage that is customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not commercially reasonable to insure. For example, we believe that insurance covering liability for violations of wage and hour laws is generally not available. These losses, if they occur, could have a material adverse effect on our business and results of operations.

Risks Related to the Offering

Our stock price may be volatile, the market price of our common stock may decline and you could lose all or a significant part of your investment. In addition, there is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NYSE or otherwise or how liquid any trading market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy.

The initial public offering price for our common stock was determined by negotiations between us, the selling stockholders and the underwriters and does not purport to be indicative of prices that will prevail in the open market following this offering. The market price of our common stock may be influenced by many factors, some of which are beyond our control, including:

•	the failure of securities analysts to cover our common stock after this offering or changes in financial estimates by analysts of us, our competitors or the restaurant industry in general;

•	announcements by us or our competitors of new locations or menu items, capacity changes, strategic investments or acquisitions;

•	actual or anticipated variations in our or our competitors’ operating results;

•	our and our competitors’ growth rates;

•	failure by us or our competitors to meet analysts’ projections or guidance that we or our competitors may give the market;

•	general economic conditions;

•	fluctuations in operating results;

•	terrorist acts;

•	future sales of our common stock; and

•	investor perceptions of us, our competitors and our industry.

As a result of these factors, investors in our common stock may experience a decrease, which could be substantial, in the value of their investment, including decreases unrelated to our operating performance or prospects. In addition, the stock market in general, and the market for stocks of some restaurant companies in particular, has experienced extreme price and volume fluctuations. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of publicly traded shares of a company, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources, which could materially and adversely harm our financial condition and results of operations.

Castle Harlan owns a substantial portion of our common stock and may have conflicts of interest with other stockholders in the future.

Immediately after this offering, Castle Harlan will own approximately 30.5% (or 28.1% if the underwriters’ over-allotment option is exercised in full) of our outstanding common stock, and our officers and directors and those of our stockholders holding more than 5.0% of our common stock prior to this offering, including Castle Harlan, will together own approximately 40.8% (or 37.5% if the underwriters’ over-allotment option is exercised in full) of our outstanding common stock, in each case based on shares outstanding as of October 2, 2005. As a result, these stockholders, acting individually or together, could exert significant influence over, and acting together may be able to control, matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of our company and make some transactions more difficult or impossible without the support of these stockholders. The interests of these stockholders may not always coincide with our interests as a company or the interests of other stockholders. Accordingly, these stockholders could cause us to enter into transactions or agreements of which you would not approve or make decisions with which you would disagree.

Future sales of our common stock in the public market could cause our stock price to fall.

If our existing stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease significantly. The perception in the public market that our existing stockholders might sell substantial amounts of our common stock could also depress the market price of our common stock.

Immediately after completion of this offering, we will have 16,098,500 shares of common stock outstanding, including 4,914,517 shares that will be beneficially owned by Castle Harlan, in each case based on shares outstanding as of October 2, 2005 and assuming no exercise of the underwriters’ over-allotment option. In general, the shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, or the Securities Act. In addition, all of the remaining shares of our common stock that will be outstanding immediately after completion of this offering will be available for sale in the public markets, pursuant to Rule 144 or Rule 701 under the Securities Act, beginning, in the case of substantially all of those shares, 180 days (subject to extension for up to an additional 34 days under limited circumstances as described under “Underwriting”) after the completion of this offering following the expiration of lock-up agreements entered into by the holders of substantially all of our common stock outstanding immediately prior to the consummation of this offering, including our directors and executive officers, for the benefit of the underwriters. Furthermore, immediately after completion of this offering and based on shares outstanding as of October 2, 2005, the holders of 6,451,259 of those shares of our outstanding common stock, including Castle Harlan, will have the right to demand that we file a registration statement with respect to those shares, and will have the right to include those shares in any registration statement that we file with the Securities and Exchange Commission, or SEC, subject to exceptions, which would enable those shares to be sold in the public market, subject to the restrictions under the lock-up agreements referred to above.

Wachovia Capital Markets, LLC may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the shares of common stock subject to the lock-up agreements for sale in the public and private markets prior to the expiration of the lock-up. The market price for shares of our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse or if those restrictions on resale are waived. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

If you purchase shares of common stock sold in this offering, you will experience immediate and substantial dilution.

Prior investors have paid substantially less per share for our common stock than the initial public offering price. Accordingly, if you purchase shares of our common stock in this offering at the initial public offering price of $17.00 per share, you will experience immediate and substantial dilution of $17.25 in net tangible book value per share of common stock because the price that you pay will be substantially greater than the net tangible book value per share of common stock of the shares you acquire. For a description of how we compute dilution in net tangible book value per share, see “Dilution.”

We plan to issue options and/or restricted stock, which have the potential to dilute stockholder value and cause the price of our common stock to decline.

We expect to offer stock options, restricted stock and/or other forms of stock-based compensation to our directors, officers and employees, none of which will be vested at the time of this offering. If the options that we issue are exercised, or the restricted stock that we issue vests, and those shares are sold into the public market, the market price of our common stock may decline. In addition, the availability of shares of common stock for award under our equity incentive plan, or the grant of stock options, restricted stock or other forms of stock-based compensation, may adversely affect the market price of our common stock.

Provisions of our charter documents, Delaware law and other documents could discourage, delay or prevent a merger or acquisition at a premium price.

Our certificate of incorporation and bylaws include provisions that:

•	permit us to issue preferred stock in one or more series and, with respect to each series, fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series and the preferences and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of the series;

•	restrict the ability of stockholders to act by written consent or to call special meetings;

•	limit the ability of stockholders to amend our certificate of incorporation and bylaws, including stockholder supermajority voting requirements;

•	require advance notice for nominations for election to the board of directors and for stockholder proposals; and

•	establish a classified board of directors with staggered three-year terms.

These provisions may discourage, delay or prevent a merger or acquisition of our company, including a transaction in which the acquiror may offer a premium price for our common stock.

We are subject to Section 203 of the Delaware General Corporation Law, or the DGCL, which imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. In addition, our equity incentive plan will permit vesting of stock options and/or restricted stock, and/or payments to be made to the employees thereunder, in connection with a change of control of our company, which could discourage, delay or prevent a merger or acquisition at a premium price. In addition, we expect that our proposed new senior revolving credit facility will include, and other debt instruments we may enter into in the future may include, provisions entitling the lenders to demand immediate repayment of all borrowings upon the occurrence of certain change of control events relating to our company, which also could discourage, delay or prevent a business combination transaction. See “Description of Capital Stock—Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law That May Have an Anti-Takeover Effect.”

We do not intend to pay dividends on our common stock for the foreseeable future, and the instruments governing our indebtedness in the future will contain various covenants that limit our ability to pay dividends.

It is our present intention not to pay dividends on our common stock for the foreseeable future. Although our board of directors may, at its discretion, modify or repeal our dividend policy, future dividends, if any, with respect to shares of our common stock will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, provisions of applicable law and other factors that our board of directors may deem relevant. Accordingly, we may not pay dividends in the future.

We expect that our new senior revolving credit agreement will contain, and debt instruments that we enter into in the future may contain, covenants that place limitations on the amount of dividends we may pay. In addition, under Delaware law, our board of directors may declare dividends only to the extent of our surplus (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or, if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal year.

TRADEMARKS AND SERVICE MARKS

We own or have the rights to various trademarks and trade names used in this prospectus, including Morton’s and Morton’s of Chicago. This prospectus also includes trade names and trademarks of other companies. Our use or display of other parties’ trade names or trademarks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, the trade name or trademark owners.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements.” Forward-looking statements are those that do not relate solely to historical fact. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. They may contain words such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “will,” “would,” “could” and words or phrases of similar meaning. They may relate to, among other things:

•	our liquidity and capital resources;

•	competitive pressures and trends in the restaurant industry;

•	prevailing interest rates;

•	legal proceedings and regulatory matters;

•	general economic conditions;

•	our development and expansion plans and expectations for the futures; and

•	the matters described in “Risk Factors.”

All forward-looking statements involve risks and uncertainties, including, but not limited to, economic, competitive and governmental factors outside of our control, that may cause actual results to differ materially from trends, plans or expectations set forth in the forward-looking statements. These risks and uncertainties may include those discussed in “Risk Factors.” Given these risks and uncertainties, we urge you to read this prospectus completely with the understanding that actual future results may be materially different from what we plan or expect. These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements.

All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking statements made in this prospectus may not prove to be correct.

INDUSTRY AND MARKET DATA

Industry, market and demographic data appearing throughout this prospectus, including information relating to our relative position in the restaurant industry, the projected growth of sales in the U.S. restaurant industry, projected increases in real disposable personal income and projected population growth, are derived principally from publicly available information, industry publications, U.S. government data, data made available by market research firms, our own data and similar sources. Information in this prospectus concerning the average check at our restaurants excludes tax and tip.

USE OF PROCEEDS

Our net proceeds from this offering will be approximately $91.9 million (or approximately $114.3 million if the underwriters exercise in full their over-allotment option to purchase up to 1,419,750 additional shares of our common stock), after deducting underwriting discounts and commissions and other estimated offering expenses payable by us.

In connection with this offering, we intend to enter into a new $115.0 million senior revolving credit facility. We intend to use the net proceeds from this offering, together with approximately $63.0 million (or approximately $40.6 million if the underwriters exercise their over-allotment option in full) of borrowings under this new senior revolving credit facility and approximately $18.9 million of available cash, as follows:

(1)	approximately $106.3 million to repay all of our currently outstanding 7.5% senior secured notes, including a prepayment premium of approximately $11.5 million;

(2)	approximately $57.1 million to repay all of MHCI’s currently outstanding 14.0% senior secured notes, including a prepayment premium of approximately $9.4 million;

(3)	approximately $8.4 million to pay the termination fee in connection with the termination of MHLLC’s management agreement with Castle Harlan, Inc.;

(4)	approximately $0.7 million to pay the financing fees related to our proposed new $115.0 million senior revolving credit facility;

(5)	approximately $1.0 million to pay the investment banking and legal fees in connection with the tender offer for our 7.5% senior secured notes and the repurchase of MHCI’s 14.0% senior secured notes; and

(6)	approximately $0.3 million to collateralize outstanding letters of credit issued under our current working capital facility.

As described below, the foregoing amounts that we expect to expend to repay our 7.5% senior secured notes and MHCI’s 14.0% senior secured notes are estimates.

If the underwriters exercise their over-allotment option, we will apply the net proceeds we receive from the issuance of shares upon exercise of that option for the foregoing purposes, which will reduce the amount of borrowings under our proposed new senior revolving credit facility that are required for those purposes by a like amount.

We will not receive any of the proceeds from the selling stockholders’ sale of shares of common stock in this offering.

Pending use for the purposes set forth above, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing securities.

As of October 2, 2005 and as of the date hereof, $105.0 million aggregate principal amount at maturity of our 7.5% senior secured notes were outstanding. The aggregate principal amount at maturity represents the face amount of the notes. On January 3, 2006, we launched a tender offer to repurchase up to $68.25 million aggregate principal amount at maturity of those notes (which constitutes 65% of the aggregate principal amount at maturity of the outstanding notes) for a total offer price of approximately $69.6 million, including accrued interest and a premium. In addition to the 7.5% senior secured notes that we intend to repurchase pursuant to the tender offer, we intend to redeem $36.75 million aggregate principal amount at maturity of those notes (which constitutes 35% of the aggregate principal amount at maturity of the outstanding notes). We estimate the cost to redeem those notes will be approximately $36.7 million, including accrued interest and a premium. As of January 18, 2006, at least 65% of the aggregate principal amount at maturity of the outstanding 7.5% senior secured notes had been tendered in the tender offer. Accordingly, after consummation of this offering, we intend to repurchase pursuant to the tender offer or redeem all of the outstanding 7.5% senior secured notes. However, we do not intend to redeem or arrange to redeem any notes until after the expiration of the tender offer.

As a result of the expected merger of MHCI into us prior to the consummation of this offering, we will become liable for MHCI’s existing 14.0% senior secured notes. As of October 2, 2005, approximately $44.3 million of aggregate principal amount of 14.0% senior secured notes remained outstanding, including interest paid in the form of additional notes, which we refer to as PIK notes. We expect to pay approximately $57.1 million to repurchase those outstanding notes, including accrued interest and a premium, concurrently with the closing of this offering.

The amounts that we expect to expend to repay all of the outstanding 7.5% senior secured notes and 14.0% senior secured notes appearing in this preliminary prospectus are estimates. The actual amounts we expend to repay those notes are subject to uncertainties, including the prevailing interest rates at the time we repay the notes, and therefore may differ from these estimated amounts. To the extent that the amounts we pay to retire the 7.5% senior secured notes and the 14.0% senior secured notes exceed the estimated amounts, we intend to pay the excess through borrowings under our proposed new senior revolving credit facility.

The interest rate and maturity of the indebtedness that we intend to repay using the net proceeds from this offering are described below:

7.5% Senior Secured Notes. Our 7.5% senior secured notes were issued at a discount of 15.0% and a yield to maturity of 12.005% including the accretion of the discount and the amortization of the related deferred financing costs. The notes are fully and unconditionally guaranteed on a senior secured basis by all of our present and future domestic restricted subsidiaries and are secured by substantially all of the tangible and intangible assets of us and of our domestic restricted subsidiaries, as well as by a pledge of a portion of the stock of the subsidiaries owned by us and by our domestic restricted subsidiaries, in each case subject to the prior ranking claims on such assets by the lender under our current working capital facility and certain other secured indebtedness. Our domestic restricted subsidiaries presently consist of all of our domestic subsidiaries that either own restaurants or own subsidiaries that own restaurants. The 7.5% senior secured notes mature on July 1, 2010.

14.0% Senior Secured Notes. Interest on MHCI’s 14.0% senior secured notes is payable in cash or by the issuance of PIK notes in lieu of cash interest payments. Pursuant to the notes, if at the end of a fiscal quarter we meet certain financial tests, MHCI is required to repay, to the extent permitted, outstanding PIK notes. The 14.0% senior secured notes are secured by a pledge of all of MHCI’s assets, which include the stock of Morton’s Restaurant Group, Inc. The 14.0% senior secured notes mature on December 30, 2010. The proceeds from the original issuance of the 14.0% senior secured notes were used to pay a dividend distribution of $36.9 million to the equity holders of MHLLC and to pay fees and expenses related to the issuance of those notes.

DILUTION

Dilution represents the difference between the amount per share paid by investors in this offering and the as adjusted net tangible book value per share of our common stock immediately after this offering. The data in this section have been derived from MHCI’s consolidated balance sheet as of October 2, 2005 because, as described under “Prospectus Summary—Summary Consolidated Historical and Unaudited Pro Forma Financial Data,” MHCI will merge into us prior to the consummation of this offering. Net tangible book value per share is equal to MHCI’s total tangible assets less the amount of MHCI’s total liabilities, divided by the sum of the number of our shares of common stock outstanding. MHCI’s net tangible book value (deficit) as of October 2, 2005 was $(96.0) million, or $(9.50) per share of common stock.

After giving effect to our receipt of the estimated net proceeds from our sale of common stock in this offering, and after deducting the underwriting discounts and commissions and other estimated offering expenses payable by us, MHCI’s net tangible book value (deficit), as adjusted, as of October 2, 2005 would have been $(4.1) million, or $(0.25) per share of common stock. This represents an immediate decrease in net tangible book deficit to our existing stockholders of $9.25 per share and an immediate dilution to new investors in this offering of $17.25 per share. This calculation does not give effect to our use of proceeds from this offering or any borrowings under our proposed new senior revolving credit facility or any use of the proceeds therefrom. The following table illustrates this per share dilution:

Initial public offering price		$17.00
Net tangible book value (deficit) per share of common stock as of October 2, 2005	$(9.50)
Decrease in net tangible book deficit per share of common stock attributable to new investors	9.25

As adjusted net tangible book value (deficit) per share of common stock after this offering		(0.25)

Dilution per share of common stock to new investors in this offering		$17.25

The following table summarizes, as of October 2, 2005, on an as adjusted basis, the total number and percentage of shares of common stock purchased from us, and the aggregate consideration paid to us and the average price per share paid by existing stockholders and by new investors, based on the initial public offering price of $17.00 per share and before deducting the underwriting discounts and commissions and other estimated offering expenses payable by us. Information in the following table with respect to common stock owned by existing common stockholders excludes 241,500 shares of restricted stock that we intend to issue prior to the consummation of this offering as those shares of restricted stock will not be vested at the time of consummation of this offering.

	Shares of Common Stock Purchased		Total Consideration		Average Price Per Share of Common Stock
	Number	Percent	Amount	Percent
Existing common stockholders	10,098,500	62.7%	$53,384,000	34.4%	$5.29
New investors	6,000,000	37.3	102,000,000	65.6	17.00

Total	16,098,500	100%	$155,384,000	100%

If the underwriters exercise their over-allotment option in full, our existing stockholders would own approximately 57.6% and our new investors would own approximately 42.4% of the total number of shares of our common stock outstanding immediately after this offering, based on shares outstanding as of October 2, 2005, and the total consideration paid by existing common stockholders and new investors would be approximately $53,384,000 (or 29.7%) and $126,135,750 (or 70.3%), respectively.

In addition to the 241,500 shares of restricted stock that we plan to issue prior to the consummation of this offering, an aggregate of 1,547,500 additional shares of our common stock will initially be available for future awards under the equity incentive plan that we intend to implement prior to the consummation of this offering, plus potential future increases in the number of shares available for issuance under that equity incentive plan. To the extent that we grant options to purchase common stock in the future with exercise prices below the initial public offering price in this offering, investors purchasing in this offering will incur additional dilution.

DIVIDEND POLICY

It is our present intention not to pay dividends on our common stock for the foreseeable future. Although our board of directors may, at its discretion, modify or repeal our dividend policy, future dividends, if any, with respect to shares of our common stock will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, provisions of applicable law and other factors that our board of directors may deem relevant. Accordingly, we cannot assure you that we will pay dividends in the future.

We expect that our new senior revolving credit agreement will contain, and debt instruments that we enter into in the future may contain, covenants that place limitations on the amount of dividends we may pay. In addition, under Delaware law, our board of directors may declare dividends only to the extent of our surplus (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or, if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal year.

CAPITALIZATION

The following table sets forth MHCI’s consolidated cash and cash equivalents, restricted cash and marketable securities and MHCI’s consolidated capitalization as of October 2, 2005 on an actual basis and on a pro forma basis. The data in the following table under the caption “Actual” have been derived from MHCI’s consolidated balance sheet as of October 2, 2005 because, as described under “Prospectus Summary—Summary Consolidated Historical and Unaudited Pro Forma Financial Data,” MHCI will merge into us prior to the consummation of this offering. The unaudited pro forma data appearing below are based on MHCI’s unaudited consolidated balance sheet as of October 2005 and give effect to the following transactions as if they had occurred as of October 2, 2005:

•	our issuance and sale of common stock in this offering and our receipt of approximately $91.9 million in net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses payable by us;

•	the effectiveness of our proposed new $115.0 million senior revolving credit facility and the incurrence of approximately $72.0 million of borrowings under that credit facility and the termination of our existing senior secured working capital facility (as described below, we anticipate that the actual amount of borrowings we will incur under the proposed new senior revolving credit facility in connection with this offering will be less than this amount);

•	the application of the estimated net proceeds we receive from this offering, together with the proceeds from the borrowings under our proposed new senior revolving credit facility referred to above and a total of approximately $10.8 million of proceeds from the sale of marketable securities and available cash, to repay all of our outstanding 7.5% senior secured notes for an estimated total cost of $108.2 million and to repay all of MHCI’s outstanding 14.0% senior secured notes for an estimated cost of $56.4 million (as discussed below, the estimated cost of repaying our 7.5% senior secured notes and MHCI’s 14.0% senior secured notes reflected in the unaudited pro forma financial data is based on the accreted value of (in the case of our 7.5% notes) and accrued interest and prepayment premium on those notes as of October 2, 2005 and the actual amounts that we will expend to repay those notes will differ from these amounts), to terminate MHLLC’s management agreement with Castle Harlan, Inc. for a cost of approximately $8.4 million, and to pay estimated financing fees related to our proposed new senior revolving credit facility of $0.7 million, to pay estimated investment banking and legal fees in connection with the tender offer for our 7.5% senior secured notes and the repurchase of MHCI’s 14.0% senior secured notes of approximately $1.0 million, and to collateralize outstanding letters of credit for a total cost of approximately $0.3 million;

•	the write-off of approximately $6.5 million in deferred financing fees relating to our 7.5% senior secured notes, MHCI’s 14.0% senior secured notes and our current working capital facility; and

•	the vesting of the MHLLC common units granted to certain of our employees, which will occur prior to the closing of this offering, and the estimated compensation expense of approximately $0.5 million attributable to that vesting.

The unaudited pro forma financial data assume that we will pay approximately $108.2 million to repay all of our 7.5% senior secured notes and approximately $56.4 million to repay all of MHCI’s 14.0% senior secured notes, based on the accreted value of (in the case of our 7.5% notes) and accrued interest on those notes as of October 2, 2005 and the amount of prepayment premium as of that date. The actual amounts we expend to repay those notes will be based on their current accreted value (in the case of our 7.5% notes) and the current amount of interest accrued and prepayment premium payable thereon and will therefore differ from the amounts reflected in this unaudited pro forma financial data. We estimate that we will expend approximately $106.3 million to repay our 7.5% senior secured notes and approximately $57.1 million to repay MHCI’s 14.0% senior secured notes, although the actual amounts may be different. See “Use of Proceeds.”

As set forth above, the unaudited pro forma financial data assumes that we will apply the net proceeds we receive from this offering, $72.0 million of borrowings under our proposed new senior revolving credit facility, and a total of $10.8 million of proceeds from the sale of marketable securities and available cash, for the purposes described above. We determined the amount of these pro forma borrowings based in part on total cash and cash equivalents, restricted cash and marketable securities as of October 2, 2005. However, we anticipate that total cash and cash equivalents, restricted cash and marketable securities upon consummation of this offering will exceed the total amount as of October 2, 2005. As a result of this anticipated increase in cash and cash equivalents, restricted cash and marketable securities, and based on our current estimate of the amounts we will expend to repay our 7.5% senior secured notes and MHCI’s 14.0% senior secured notes, we estimate that the amount of borrowings that we will incur in connection with the foregoing transactions will be approximately $63.0 million.

If the underwriters exercise their over-allotment option, we will apply the net proceeds we receive from the issuance of shares upon exercise of that option for the foregoing purposes, which will reduce the amount of borrowings under our proposed new senior revolving credit facility that are required for those purposes by a like amount.

The unaudited pro forma data set forth below are subject to a number of uncertainties and assumptions and do not purport to reflect what the cash and cash equivalents, restricted cash and marketable securities or the actual capitalization of us or MHCI would have been had the transactions referred to above occurred as of October 2, 2005 or to reflect the cash and cash equivalents, restricted cash and marketable securities or the capitalization of us or MHCI as of any future date. In that regard, the amounts that we will be required to expend to repay our 7.5% senior secured notes and MHCI’s outstanding 14.0% senior secured notes will differ from the amounts that we have assumed for purposes of preparing this pro forma data, and changes in those amounts or in other estimated amounts that we have used in preparing this data would also change the pro forma financial data.

You should read this table together with the information in this prospectus under “Prospectus Summary—Summary Consolidated Historical and Unaudited Pro Forma Financial Data,” “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock” and together with the consolidated financial statements and accompanying notes included elsewhere in this prospectus.

	As of October 2, 2005
	(unaudited)
	Actual	Pro Forma
	($ in millions)
Cash and cash equivalents, restricted cash and marketable securities	$14.5	$3.6	(1)

Long-term debt, including current maturities (2):
New senior revolving credit facility	—	72.0	(3)
7.5% senior secured notes	93.1	—	(4)
14.0% senior secured notes, including current maturities of $4.3 million (actual) or $0 (pro forma)	44.3	—	(4)
Obligations to financial institutions, including current maturities of $0.1 million (actual) or $0.1 million (pro forma)	3.6	3.6

Total long-term debt, including current maturities	$141.0	$75.6

Stockholder’s Equity:
Common Stock, $0.01 par value; actual: 10,098,500 shares authorized, 10,098,500 shares issued and outstanding; pro forma: 100,000,000 shares authorized, 16,098,500 shares issued and outstanding (6)	0.1	0.2	(6)
Preferred Stock, $0.01 par value; actual: no shares authorized, issued or outstanding; pro forma: 30,000,000 shares authorized, no shares issued and outstanding	—	—
Additional paid-in capital	60.9	153.1	(6)
Accumulated other comprehensive income	0.2	0.2
Accumulated deficit	(3.6)	(47.1	)(6)

Stockholder’s equity	57.6	106.4

Total capitalization	$198.6	$182.0

(1)	The pro forma adjustments reflect changes in cash and cash equivalents, restricted cash and marketable securities due to the transactions described in the bullet points appearing in the first paragraph of this “Capitalization” section, and an increase in restricted cash of approximately $0.3 million due to the collateralization of outstanding letters of credit.
(2)	We currently have a $15.0 million senior secured working capital facility with Wells Fargo Foothill, Inc. As of October 2, 2005, we had no borrowings outstanding under our current working capital facility and $0.3 million was restricted for letters of credit issued by the lender.
(3)	The pro forma adjustments reflect approximately $72.0 million of borrowings under our proposed new senior revolving credit facility (as described above, we anticipate that the actual amount of borrowings we will incur under the proposed new senior revolving credit facility in connection with this offering will be less than this amount).
(4)	The pro forma adjustments reflect the repayment of our 7.5% senior secured notes and MHCI’s 14.0% senior secured notes.
(5)	Gives effect to 10,098.5 for one splits of our and MHCI’s outstanding common stock that were effected on February 6, 2006.
(6)	The pro forma adjustments reflect the transactions described in the first bullet point and the last bullet point appearing in the first paragraph of this “Capitalization” section, the estimated prepayment premium relating to our 7.5% senior secured notes and MHCI’s 14.0% senior secured notes of approximately $13.1 million and $11.1 million, respectively, the estimated accrued interest relating to our 7.5% senior secured notes and MHCI’s 14.0% senior secured notes of approximately $2.0 million and $1.0 million, respectively, a charge incurred in connection with the planned termination of MHLLC’s management agreement with Castle Harlan, Inc. of approximately $8.4 million, a charge for investment banking and legal fees in connection with the tender offer for our 7.5% senior secured notes and the repurchase of MHCI’s 14.0% senior secured notes of approximately $1.0 million, and the write-off of approximately $6.5 million in deferred financing fees relating to our 7.5% senior secured notes, MHCI’s 14.0% senior secured notes and our current working capital facility.

The share information in the table above excludes:

•	up to 1,419,750 shares of our common stock that may be issued by us if the underwriters exercise their over-allotment option to purchase additional shares;

•	241,500 shares of restricted stock that we intend to issue, prior to the consummation of this offering, under an equity incentive plan we intend to implement prior to the consummation of this offering, which shares of restricted stock will not be vested at the time of consummation of this offering; and

•	an aggregate of 1,547,500 additional shares of our common stock that will initially be available for future awards pursuant to the equity incentive plan referred to above, plus potential future increases in the number of shares available for issuance under that equity incentive plan.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table contains selected consolidated financial data as of and for fiscal 2000, 2001, 2002, 2003 and 2004 and as of and for the nine month periods ended October 3, 2004 and October 2, 2005. Interim period selected financial data are not necessarily indicative of results for the full fiscal year.

As described above under “Prospectus Summary—Our Merger and Offering—Related Transactions,” prior to the consummation of this offering, we will merge MHCI into us, whereupon the separate corporate existence of MHCI will cease. MHCI is our immediate parent and a holding company that has no independent operations except that MHCI is the issuer of the 14.0% senior secured notes. Upon consummation of the merger of MHCI into us, the 14.0% senior secured notes of MHCI will become our obligation, although we intend to repay all of the 14.0% senior secured notes in connection with the closing of this offering. MHCI became our direct parent on June 4, 2004. Because MHCI will merge into us prior to the consummation of this offering, the following selected consolidated financial data for periods and as of dates prior to fiscal 2004 are derived from our consolidated financial statements and the following selected consolidated financial data as of January 2, 2005 and for periods beginning with and after fiscal 2004 are derived from the consolidated financial statements of MHCI. The selected financial data as of and for fiscal 2000, 2001, 2002 and 2003 are derived from our audited consolidated financial statements contained elsewhere in this prospectus, while the selected financial data as of January 2, 2005 and for fiscal 2004 are derived from the audited consolidated financial statements of MHCI contained elsewhere in this prospectus. Likewise, the selected financial data as of October 2, 2005 and for the nine month periods ended October 3, 2004 and October 2, 2005 are derived from MHCI’s unaudited consolidated financial statements contained elsewhere in this prospectus, which, in our opinion, include all adjustments, consisting of only usual recurring adjustments, necessary for the fair presentation of that information for these periods. In that regard, because MHCI became our direct parent on June 4, 2004, MHCI’s statement of operations data for fiscal 2004 and the nine month period ended October 2, 2004 reflect our consolidated results of operations for the period from the first day of those periods through June 3, 2004 and the consolidated results of operations of MHCI for the remainder of those periods. In addition, some of the changes between the periods reflected in the following table are due to the fact that data for fiscal 2004 and the nine month periods ended October 2, 2005 and October 3, 2004 are based on the consolidated financial statements of MHCI whereas data for all other periods reflected in the following table are based upon our consolidated financial statements and the fact that the 14.0% senior secured notes, which were issued on June 4, 2004, are the obligations of MHCI and are not our obligations and are therefore reflected in MHCI’s consolidated financial statements but not in our consolidated financial statements. The selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto contained elsewhere in this prospectus.

On July 25, 2002, MHLLC acquired all of our outstanding stock in a business combination accounted for under the purchase method of accounting. As a result of the acquisition, our capital structure and our basis of accounting under the push down method for the periods prior to the acquisition, which we sometimes refer to as the Predecessor Period, differ from our capital structure and our basis of accounting for the periods after the acquisition, which we sometimes refer to as the Successor Period. Therefore, financial data as of dates and for periods prior to July 25, 2002 are not comparable to financial data as of dates or for periods on or after July 25, 2002. As a result of the acquisition, the consolidated statements of operations for the Successor Period include amortization expense relating to debt issuance costs and management fees that did not exist prior to the acquisition. Further, as a result of purchase accounting, the fair values of fixed assets on the date of acquisition became their new cost basis. Accordingly, the depreciation of these assets for the Successor Period is based upon their newly established cost basis. Other effects of purchase accounting in the Successor Period are not considered significant.

We and MHCI each use a 52 or 53-week fiscal year that ends on the Sunday closest to January 1. In this prospectus, we sometimes refer to the fiscal years ended December 31, 2000, December 30, 2001, December 29, 2002, January 4, 2004 and January 2, 2005 as fiscal 2000, fiscal 2001, fiscal 2002, fiscal 2003 and fiscal

2004, respectively. Approximately every six or seven years a 53rd week is added to our fiscal year. Fiscal 2000, 2001, 2002 and 2004 each consisted of 52 weeks, while fiscal 2003 consisted of 53 weeks. As a result, some of the differences in the results of operations between those fiscal years are attributable to the different lengths of the fiscal years. The nine month periods ended October 3, 2004 and October 2, 2005 each consisted of 39 weeks.

	MRG					MHCI
	Predecessor Period			Successor Period
	Fiscal Year		Fiscal Year 2002		Fiscal Year		Nine Month Periods Ended
							(unaudited)
	2000 Restated(1)	2001 Restated(1)	Dec. 31, 2001 to July 24, 2002 Restated(1)	July 25, 2002 to Dec. 29, 2002 Restated(1)	2003	2004	Oct. 3, 2004	Oct. 2, 2005
	(dollars in thousands, except per share amounts)
Statement of Operations Data (2)(3):
Revenues	$247,510	$236,163	$132,433	$105,704	$258,668	$276,334	$199,682	$217,122
Food and beverage costs	84,224	82,150	45,566	35,797	86,265	93,222	67,566	72,328
Restaurant operating expenses	105,580	107,905	60,111	51,134	124,051	127,000	95,457	104,109
Pre-opening costs	4,008	3,700	723	1,253	904	1,059	553	2,050
Depreciation, amortization and non-cash charges	7,079	8,978	6,573	1,914	5,360	6,435	4,766	5,327
General and administrative expenses	19,811	17,201	8,483	6,369	16,680	18,949	14,011	16,431
Marketing and promotional expenses	6,879	6,927	3,005	3,597	5,933	8,472	7,002	4,082
Management fee paid to related party (4).	—	—	—	1,243	2,800	2,800	2,100	2,100

Operating income	19,929	9,302	7,972	4,397	16,675	18,397	8,227	10,695
(Gain) loss on insurance proceeds (5)	—	—	(1,443)	—	—	(986)	—	—
Costs associated with the repayment of certain debt (6)	—	—	—	—	2,349	264	264	174
(Gain) loss on sale of investment (7)	—	—	—	—	—	—	—	(664)
Costs associated with strategic alternatives and proxy contest (8)	—	730	9,078	—	—	—	—	—
Restaurant closing costs (credit) (9)	—	1,625	(300)	—	—	—	—	—
Interest expense, net	6,427	7,617	4,647	2,876	8,862	14,989	10,671	12,945

Income (loss) before income taxes	13,502	(670)	(4,010)	1,521	5,464	4,130	(2,708)	(1,760)
Income tax expense (benefit)	3,993	(1,072)	818	642	1,224	4,868	86	(1,355)

Net income (loss)	$9,509	$402	$(4,828)	$879	$4,240	$(738)	$(2,794)	$(405)

Net income (loss) per share (10)
Basic	$2.08	$0.10	$(1.15)	$0.09	$0.42	$(0.07)	$(0.28)	$(0.04)
Diluted	$2.00	$0.09	$(1.15)	$0.09	$0.42	$(0.07)	$(0.28)	$(0.04)
Shares used in computing net income (loss) per share (10)
Basic	4,565,000	4,172,000	4,184,000	10,098,500	10,098,500	10,098,500	10,098,500	10,098,500
Diluted	4,756,000	4,241,000	4,184,000	10,098,500	10,098,500	10,098,500	10,098,500	10,098,500

	MRG				MHCI
	As of Dec. 31, 2000	As of Dec. 30, 2001	As of Dec. 29, 2002	As of Jan. 4, 2004	As of Jan. 2, 2005	As of Oct. 2, 2005
	(dollars in thousands)					(unaudited)
Balance Sheet Data:(2)
Cash and cash equivalents	$2,296	$4,827	$1,703	$17,997	$10,688	$5,887
Current assets	24,392	25,680	24,219	44,165	40,831	40,450
Property and equipment, net	110,987	117,251	55,759	55,724	61,487	65,370
Total assets	156,486	168,092	245,552	263,320	267,305	269,700
Current liabilities	37,539	33,247	43,802	35,020	39,587	44,839
7.5% senior secured notes	—	—	—	90,013	91,717	93,122
14.0% senior secured notes, less current maturities	—	—	—	—	41,852	40,000
Obligations to financial institutions, less current maturities	85,012	100,232	82,542	12,274	6,636	3,497
Stockholder’s (deficit) equity	(2,013)	(1,887)	97,413	102,322	57,958	57,569

(1)	During fiscal 2003, we restated our consolidated financial statements for fiscal 2000, 2001 and 2002. See Note 3 to our consolidated financial statements included elsewhere herein.
(2)	Prior to the consummation of this offering, MHCI will be merged into us. The consolidated financial data set forth in the above table for fiscal 2004 and the nine month periods ended October 3, 2004 and October 2, 2005 and as of January 2, 2005 and October 2, 2005 are derived from the consolidated financial statements of MHCI.
(3)	Certain items that were previously reported in specific statement captions have been reclassified to conform to the fiscal 2004 presentation. See Note 2(t) to our consolidated financial statements included elsewhere herein.
(4)	Management fee paid to related party of $1.2 million, $2.8 million, $2.8 million, $2.1 million, and $2.1 million for the fiscal 2002 Successor Period, fiscal 2003, fiscal 2004 and for the nine month periods ended October 3, 2004 and October 2, 2005, respectively, was paid pursuant to MHLLC’s management agreement with Castle Harlan, Inc.
(5)	During fiscal 2002 and fiscal 2004, we received $3.1 million and $1.0 million, respectively, relating to property insurance and recorded a gain of $1.4 million and $1.0 million in the 2002 Predecessor Period and fiscal 2004, respectively, relating to the insurance contract for the restaurant that was located at 90 West Street, New York, New York. Such losses were sustained in connection with the September 11, 2001 attacks.
(6)	During fiscal 2003, we used a portion of the net proceeds from the issuance of our 7.5% senior secured notes to repay our previously existing credit facility, capital leases and certain mortgages. During fiscal 2003, we expensed $2.3 million representing: (1) the write-off of deferred financing costs of $0.7 million relating to our previously existing credit facility; (2) prepayment penalties of $0.5 million incurred with the repayment of capital leases and one mortgage; and (3) the write-off of the accumulated other comprehensive loss of $0.7 million and deferred tax assets for $0.4 million which were previously recognized in connection with two interest rate swap agreements. Costs associated with the repayment of certain debt of $0.3 million for both fiscal 2004 and the nine month period ended October 3, 2004 and $0.2 million for the nine month period ended October 2, 2005, represent prepayment penalties that we incurred with the repayment of certain mortgages.
(7)	Gain on sale of investment of $0.7 million in the nine month period ended October 2, 2005 represents a gain from the sale of stock in a privately owned company.
(8)	Costs associated with strategic alternatives and proxy contest for fiscal 2001 and the 2002 Predecessor Period of $0.7 million and $9.1 million, respectively, represent legal costs, investment banking and bank costs, printing, investor relations and proxy solicitation costs and other costs.
(9)	Restaurant closing costs of $1.6 million in fiscal 2001 represents costs associated with the closing of the Morton’s Steakhouse restaurant that was located in Sydney, Australia. The $1.6 million consisted of the write-down of the net book value of the restaurant, consisting of property and equipment of approximately $1.3 million (which included an unpaid invoice of $0.1 million related to the construction of the restaurant), inventory and smallwares of approximately $0.1 million, security deposits of approximately $45,000, accrued legal costs of approximately $0.1 million and certain exit costs of approximately $60,000 associated with the closing of the restaurant. Restaurant closing credit of $0.3 million in the 2002 Predecessor Period represents the recovery of assets previously written-down.
(10)	These numbers are based on shares of our common stock and, except for the periods beginning on or after the first day of fiscal 2000 and ending on or before July 24, 2002, give effect to the 10,098.5 for one splits of our and MHCI’s outstanding common stock that were effected on February 6, 2006 as if those transactions had occurred as of the first day of the Successor Period beginning July 25, 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. The following discussion includes forward-looking statements that involve certain risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.”

We and MHCI each use a 52 or 53-week fiscal year that ends on the Sunday closest to January 1. We sometimes refer to the fiscal years ended December 31, 2000, December 30, 2001, December 29, 2002, January 4, 2004 and January 2, 2005 as fiscal 2000, fiscal 2001, fiscal 2002, fiscal 2003 and fiscal 2004, respectively. Approximately every six or seven years a 53rd week is added to our fiscal year. Fiscal 2002 and 2004 each consisted of 52 weeks while fiscal 2003 consisted of 53 weeks. Accordingly, some of the changes in the results of operations discussed below are due to the different lengths of these fiscal years. The nine month periods ended October 3, 2004 and October 2, 2005, each consisted of 39 weeks.

Restatement of Consolidated Financial Statements

During fiscal 2003, we restated our consolidated financial statements for fiscal 2002, 2001, 2000, 1999 and 1998 as a result of having incorrectly provided estimates for expirations and non-redemption of gift certificates that we had sold. The effect of the restatement was to reduce revenues for the period from the beginning of fiscal 2002 until July 25, 2002, and for the period from July 25, 2002 until the end of fiscal 2002, by the amounts of $0.3 million and $0.3 million, respectively, and to reduce revenues for fiscal 2001, fiscal 2000, fiscal 1999 and fiscal 1998 by $0.9 million, $0.9 million, $0.4 million and $0.4 million, respectively. We recorded an adjustment to retained earnings of $1.1 million at December 31, 2000 for the cumulative effect of these restatement adjustments in prior periods. The restatement had no effect on our net operating cash position. See Note 3 to our consolidated financial statements included elsewhere herein.

Company

We are the world’s largest owner and operator of company-owned upscale steakhouse restaurants, based on the number of restaurants owned and operated by us as compared to our known competitors. We are also the second largest operator of upscale steakhouses in the United States, based on total number of restaurants as published in a 2005 Technomic Information Services report. Our founders Arnie Morton and Klaus Fritsch opened the original Morton’s steakhouse in downtown Chicago on December 21, 1978. Since then, we have expanded to a total of 69 Morton’s steakhouses, including 65 domestic restaurants located in 60 cities across 28 states, along with two restaurants in Canada, one in Hong Kong and one in Singapore. We also own and operate four upscale Italian restaurants, which are designed as white tablecloth, authentic Italian trattorias. We own and operate all of our restaurants and do not have any franchisees. On July 25, 2002, Castle Harlan acquired us in a going-private transaction, which included an initial equity investment by Castle Harlan of approximately $93.7 million.

Morton’s steakhouses have remained true to our founders’ original vision of combining generous portions of high quality food prepared to exacting standards with exceptional service in an enjoyable dining environment. We have traditionally catered primarily to business clientele but have recently implemented strategies to broaden our appeal to local fine-dining guests. While our menu’s emphasis is on USDA prime aged steaks, we also feature other fresh premium items including chicken, lobster and other varieties of seafood, complemented by our extensive award winning premium wine list. By owning and operating all Morton’s steakhouses, each with a similar menu, we believe that we are better able to provide a consistently high quality dining experience across all our locations.

Our Going-Private Transaction

On July 25, 2002, Castle Harlan acquired us in a going private transaction. We accounted for the July 25, 2002 acquisition under the purchase method of accounting in accordance with Statement of Financial

Accounting Standards, or SFAS, No. 141, “Business Combinations,” issued by the Financial Accounting Standards Board, or FASB. As a result of the acquisition, our capital structure and basis of accounting under the push down method for the periods prior to the acquisition, which we sometimes refer to as the Predecessor Period, differ from our capital structure and our basis of accounting for the periods after the acquisition, which we sometimes refer to as the Successor Period. Therefore, financial data as of dates and for periods prior to July 25, 2002 are not comparable to financial data as of dates or for periods on or after July 25, 2002. As a result of the acquisition, the consolidated statements of operations for the Successor Period include amortization expense relating to debt issuance costs and management fees that did not exist prior to the acquisition. Further, as a result of purchase accounting, the fair values of our fixed assets on the date of acquisition became their new cost basis. Accordingly, the depreciation of these assets for the Successor Period is based upon their newly established cost basis. Other effects of purchase accounting in the Successor Period are not considered significant.

Recent Events Affecting Our Results of Operations

Separation Agreement with former Chief Executive Officer

On December 30, 2005, we entered into a separation agreement with Allen J. Bernstein, our former President and Chief Executive Officer, in connection with his retirement. The agreement provides that, among other things, Mr. Bernstein is entitled to the following benefits: (i) his annual bonus for 2005 and (ii) a payment of $7.0 million, payable in twelve quarterly installments beginning January 2, 2006. We expect to incur a pre-tax charge of $6.6 million in the fourth quarter of fiscal 2005 with respect to the present value of payments pursuant to the separation agreement with Mr. Bernstein, as well as other charges related to the separation. During 2005, we paid Mr. Bernstein a salary, bonus and other benefits aggregating $1.2 million. In conjunction with Mr. Bernstein’s retirement, four administrative employees, who received salaries, bonuses and other benefits aggregating $0.3 million during fiscal 2005, ceased to be our employees as of the beginning of fiscal 2006.

Charges in Connection with this Offering and Related Transactions

During the first quarter of fiscal 2006, we expect to incur a number of other one-time charges in connection with the transactions contemplated by this prospectus that will adversely affect our results of operations. For example, we currently estimate that we will incur charges aggregating approximately $28.4 million representing the following:

•	the write-off of deferred financing fees relating to our 7.5% senior secured notes, MHCI’s 14.0% senior secured notes and our current working capital facility aggregating approximately $6.5 million;

•	prepayment premiums relating to the repayment of our 7.5% senior secured notes and MHCI’s 14.0% senior secured notes of approximately $20.9 million; and

•	investment banking and legal fees in connection with the tender offer for our 7.5% senior secured notes and the repurchase of MHCI’s 14.0% senior secured notes of approximately $1.0 million.

However, this estimate is subject to a number of assumptions and uncertainties, including the fact that the foregoing amounts we expect to pay to retire our 7.5% senior secured notes and MHCI’s 14.0% senior secured notes are estimates. The actual charges we incur in connection with this repayment and the other transactions contemplated hereby may be different than our estimates.

During the first quarter of fiscal 2006, we also expect to incur a one-time charge of approximately $8.4 million relating to the termination of MHLLC’s management agreement with Castle Harlan, Inc.

During the first quarter of fiscal 2006, we also expect to incur a one-time charge of approximately $0.5 million related to the compensation expense associated with the vesting of the MHLLC common units granted to certain of our executives and other employees in fiscal 2003, fiscal 2004 and fiscal 2005. We expect this vesting will occur in connection with the consummation of this offering.

In connection with this offering, we plan to enter into a new senior secured revolving credit facility. We anticipate that amortization of deferred financing fees relating to this credit agreement will be approximately $175,000 annually.

Issuance of Restricted Stock

Prior to and in connection with the consummation of this offering, we intend to issue 241,500 shares of restricted stock to certain of our employees and directors. We estimate the total compensation expense relating to these restricted shares to be approximately $4.1 million and that we will record compensation expense of approximately $205,275 in each quarter of each of the next five fiscal years in connection with those shares.

New Lease for Our Italian Restaurant in Las Vegas

During January 2006, we signed a new long-term lease with respect to our existing Italian restaurant located in Las Vegas, Nevada. In conjunction with the new lease, a new restaurant will be built at this location, and as a result we are currently planning to close the existing Italian restaurant, beginning August 2006. Construction of the new restaurant is currently planned to last from August 2006 through December 2006, although the actual construction period may begin later or last longer. During the construction period, we will incur rent expense, utility expense and other fixed costs and construction costs with respect to the lease of this restaurant and we will also lose the revenues that would have been generated had the existing restaurant remained open, all of which will adversely affect our results of operations. During the period from August 2005 to December 2005, this restaurant generated revenues and income from operations of $4.4 million and $1.4 million, respectively, and, assuming that the construction period for the new restaurant lasts from August 2006 through December 2006, we estimate that we will incur pre-opening expenses and other fixed costs relating to this new lease of approximately $1.6 million pre-tax, although the actual amount could be greater. In that regard, the rent under the new lease is substantially higher than the rent under the existing lease. We may not be able to offset all or any part of this increase in rent through operational measures. As a result of this planned closing, and based on current conditions and our current estimates, we believe that, for the third quarter of fiscal 2006 we may incur a consolidated net loss that could be substantially larger than the consolidated net loss that we incurred in the third quarter of fiscal 2005. Moreover, this planned closure and the higher rent under the new lease may continue to adversely affect our results of operations in periods after the third and fourth quarters of 2006. Additionally, the revenue and income from operations, if any, generated at the newly renovated restaurant may not equal the revenue and income from operations generated at the existing restaurant.

New Employment Agreement with Chief Executive Officer

On January 20, 2006 we entered into a new employment agreement with Thomas J. Baldwin, effective as of January 1, 2006, to serve as our Chairman of the Board of Directors, Chief Executive Officer and President. See “Management—Employment Arrangements—Employment Agreement with Chief Executive Officer” for further information.

Stock Purchase of Wilshire Restaurant Group, Inc.

On January 4, 2006, we purchased from the holders thereof outstanding common stock, warrants to purchase preferred stock and warrants to purchase common stock of Wilshire Restaurant Group, Inc., or Wilshire, an affiliate of Castle Harlan. The aggregate purchase price was approximately $1.6 million. Prior to the consummation of this offering, we intend to dividend these securities, as well as shares of common stock and preferred stock of Wilshire that we purchased in 1999, to MHLLC. MHLLC will then transfer a portion of these securities to Wilshire and a portion to Castle Harlan, in each case at the same price as we paid in the January 4, 2006 purchase. The transfer by MHLLC to Castle Harlan will be in exchange for cancellation of approximately $1.6 million of return on capital and accreted preferred yield that Castle Harlan is entitled to receive with respect to its preferred units of MHLLC. We anticipate that the transaction will take place on the date of consummation of this offering and that the number of Castle Harlan’s preferred units of MHLLC that will be cancelled as a result thereof will be approximately 1,500.

Certain Weather-Related Restaurant Closures

Although various Morton’s steakhouses have temporarily closed in the past due to weather conditions, the impact of severe weather on us was more significant in the third quarter of fiscal 2005. As a result of the impact of Hurricane Katrina, the Morton’s steakhouse in New Orleans was temporarily closed until January 12, 2006. As a result of the impact of Hurricane Wilma, the Morton’s steakhouses in Boca Raton, Miami, North Miami and Palm Beach Florida were temporarily closed for an average of 9 days in October 2005. These events have adversely affected our results of operations in the third and fourth quarters of fiscal 2005.

Financial Statements Discussion

As described above under “Prospectus Summary—Our Merger and Offering—Related Transactions,” prior to the consummation of this offering we will merge MHCI into us, whereupon the separate corporate existence of MHCI will cease. MHCI is our immediate parent and a holding company that has no independent operations except that MHCI is the issuer of the 14.0% senior secured notes. Upon consummation of the merger of MHCI into us, the 14.0% senior secured notes of MHCI will become our obligations, although we intend to repay all of the 14.0% senior secured notes in connection with the closing of this offering. MHCI became our direct parent on June 4, 2004. Because MHCI will merge into us prior to the consummation of this offering, the following discussion as of dates and for periods prior to the first day of fiscal 2004 relates to our consolidated financial statements and the following discussion as of dates and for periods beginning with the first day of fiscal 2004 relates to the consolidated financial statements of MHCI, unless otherwise expressly stated or the context otherwise requires. In that regard, because MHCI became our direct parent on June 4, 2004, MHCI’s statement of operations for fiscal 2004 and the nine month period ended October 2, 2004 reflect our consolidated results of operations for the period from the first day of those periods through June 3, 2004 and the consolidated results of operations of MHCI for the remainder of those periods.

For ease of reference, and because MHCI will be merged into us prior to the consummation of this offering, when the following discussion refers to financial data for fiscal 2004 or the nine month periods ended October 2, 2005 or October 3, 2004 or as of any date or for any period from and after the beginning of fiscal 2004, we refer to that data as “our” data (or use similar terminology) rather than referring to it as MHCI’s data. However, it should be understood that, to the extent that the following discussion contains financial data as of dates or for periods ending after the first day of fiscal 2004, that discussion is based upon the consolidated financial statements of MHCI and not on our consolidated financial statements, unless otherwise expressly stated or the context otherwise requires. In addition, some of the changes in results of operations or financial condition reflected in the following discussion are due to the fact that some of the data being discussed is based on MHCI’s consolidated financial statements while other data is based upon our consolidated financial statements and the fact that the 14.0% senior secured notes, which were issued on June 4, 2004, are the obligations of MHCI and are not our obligations and are therefore reflected in MHCI’s consolidated financial statements and not in our consolidated financial statements.

Nine Month Period Ended October 2, 2005 Compared to Nine Month Period Ended October 3, 2004

As noted above, the following discussion of the nine month periods ended October 2, 2005 and October 3, 2004 is based upon the consolidated financial statements of MHCI for those periods rather than our consolidated financial statements.

The net loss for the nine month period ended October 2, 2005 was $0.4 million compared to $2.8 million for the nine month period ended October 3, 2004. The increase is primarily due to an increase in revenues from comparable restaurants and the impact of new restaurants, net of the related food and beverage costs, and a decrease in marketing and promotional expenses partially offset by increases in interest expense and pre-opening costs as discussed below. For purposes of this discussion, when we refer to comparable restaurants we mean restaurants that were open for all of the two periods being compared.

Revenues increased $17.4 million, or 8.7%, to $217.1 million for the nine month period ended October 2, 2005 from $199.7 million for the nine month period ended October 3, 2004. Revenues increased $4.4 million due to an increase in revenues from comparable restaurants. Revenues increased $13.0 million due to the opening of five new restaurants (four in the nine month period ended October 2, 2005 and one in fiscal 2004). Average revenue per restaurant open all of either period increased 2.9%. Revenues for the nine month period ended October 2, 2005 also reflect the impact of aggregate menu price increases of approximately 3% in February 2004 and approximately 0.5% in May 2005.

Percentage changes in restaurant revenues for the nine month period ended October 2, 2005 versus October 3, 2004 for comparable restaurants are as follows:

Percentage Change Nine Month Period Ended October 2, 2005 vs. October 3, 2004
Morton’s	2.3%
Bertolini’s	2.7%
Total	2.3%

Bertolini’s refers to our Italian restaurants that operate under the name Bertolini’s Authentic Trattorias.

Our business is somewhat seasonal in nature, with revenues generally being less in the third quarter primarily due to our reduced summer volume.

Food and beverage costs increased $4.8 million, or 7.0%, to $72.3 million for the nine month period ended October 2, 2005 from $67.6 million for the nine month period ended October 3, 2004. This increase was primarily due to the opening of four additional restaurants in the nine month period ended October 2, 2005. These costs as a percentage of revenues decreased by 0.5% to 33.3% for the nine month period ended October 2, 2005 from 33.8% for the nine month period ended October 3, 2004. During fiscal 2004 high demand for U.S. beef products decreased the availability of USDA prime beef which resulted in increased food costs. We were generally able to offset such cost increases with the benefit of menu price increases, which resulted in a slight increase in food and beverage costs as a percentage of revenues for fiscal 2004. We cannot be sure that we will be able or willing to increase menu prices or take other actions to offset increases in these costs in the future.

Restaurant operating expenses, which include labor, occupancy and other operating expenses, increased $8.7 million, or 9.1%, to $104.1 million for the nine month period ended October 2, 2005 from $95.5 million for the nine month period ended October 3, 2004. These increases were primarily due to the opening of four additional restaurants in the nine month period ended October 2, 2005 and increases in labor and benefit costs. Restaurant operating expenses as a percentage of revenues increased 0.1% to 47.9% for the nine month period ended October 2, 2005 from 47.8% for the nine month period ended October 3, 2004. Included in the nine month periods ended October 2, 2005 and October 3, 2004 is non-cash rent recorded in accordance with SFAS No. 13 of $0.7 million and $1.2 million, respectively.

Pre-opening costs, depreciation and amortization increased $2.1 million, or 38.7%, to $7.4 million for the nine month period ended October 2, 2005 from $5.3 million for the nine month period ended October 3, 2004.

These costs as a percentage of revenues increased by 0.7% to 3.4% for the nine month period ended October 2, 2005 from 2.7% for the nine month period ended October 3, 2004. We expense all costs incurred during restaurant start-up activities, including pre-opening costs, as incurred. Pre-opening costs incurred and recorded as expense increased $1.5 million to $2.1 million for the nine month period ended October 2, 2005 from $0.6 for the nine month period ended October 3, 2004. The number of restaurants opened, the timing of restaurant openings and the costs per restaurant opened affected the amount of these costs.

General and administrative expenses increased $2.4 million, or 17.3%, to $16.4 million for the nine month period ended October 2, 2005 from $14.0 million for the nine month period ended October 3, 2004. These costs as a percentage of revenues increased 0.6% to 7.6% for the nine month period ended October 2, 2005 from 7.0% for the nine month period ended October 3, 2004. These increases were primarily due to increased legal and professional costs and salary, bonus and benefit costs.

Marketing and promotional expenses decreased $2.9 million, or 41.7%, to $4.1 million for the nine month period ended October 2, 2005 from $7.0 million for the nine month period ended October 3, 2004. These costs as a percentage of revenues decreased 1.6% to 1.9% for the nine month period ended October 2, 2005 from 3.5% for the nine month period ended October 3, 2004. These decreases were primarily due to decreased spending for print media advertising.

Costs associated with the repayment of certain debt of $0.2 million and $0.3 million for the nine month periods ended October 2, 2005 and October 3, 2004, respectively, represent prepayment penalties that were incurred with the early repayment of certain mortgages.

Gain on sale of investment of $0.7 million for the nine month period ended October 2, 2005 represents a gain from the sale of stock in a privately owned company.

Interest expense, net, increased $2.3 million, or 21.3%, to $12.9 million for the nine month period ended October 2, 2005 from $10.7 million for the nine month period ended October 3, 2004. These increases are primarily due to the interest relating to MHCI’s 14.0% senior secured notes offset by the repayment of certain mortgages in April 2004 and February 2005. Interest income was not significant in any of these periods.

Management fee paid to related party was $2.1 million for the nine month periods ended October 2, 2005 and October 3, 2004. We paid this fee pursuant to MHLLC’s management agreement with Castle Harlan, Inc. As discussed above, this management agreement will be terminated in connection with this offering.

Provision for income taxes consisted of income tax benefit of $1.4 million and income tax expense of $0.1 million for the nine month periods ended October 2, 2005 and October 3, 2004, respectively. The 2005 effective tax rate differs from the statutory rate due to non-deductible interest relating to our 7.5% senior secured notes and MHCI’s 14.0% senior secured notes, and other non-deductible items. The 2005 effective tax rate differs from the 2004 effective tax rate due to the fact that during the third quarter of fiscal 2004, we elected to treat certain of our employee-portion FICA tax payments as current income tax deductions rather than income tax credits.

Fiscal Year Ended January 2, 2005 (52 weeks) Compared to Fiscal Year Ended January 4, 2004 (53 weeks)

As noted above, the following discussion of fiscal 2004 is based upon the consolidated financial statements of MHCI for that period and the following discussion of fiscal 2003 is based upon our consolidated financial statements for that period. As a result, some of the differences between fiscal 2004 and 2003 reflected in the following discussion are due to the fact that the following discussion compares MHCI’s results of operations for fiscal 2004 against our results of operations for fiscal 2003. These differences are due primarily to the fact that the 14.0% senior secured notes, which were issued on June 4, 2004, are the obligations of MHCI and are not our obligations and are therefore reflected in MHCI’s consolidated financial statements but not in our consolidated financial statements.

Net income decreased $4.9 million, or 117.4%, to a net loss of $0.7 million for fiscal 2004 from net income of $4.2 million for fiscal 2003. The decrease was due, in part, to increases in general and administrative expenses, marketing and promotional expenses, interest expense, net and income tax expense discussed below. The decrease was partially offset by an increase in comparable restaurant revenues plus the impact of new restaurants, less food and beverage costs and restaurant operating expenses, a decrease in cost associated with the repayment of certain debt and a gain on insurance proceeds. Some of the changes from fiscal 2003 to fiscal 2004 were also due to the fact that there were 53 weeks in fiscal 2003 compared to 52 weeks in fiscal 2004.

Revenues increased $17.7 million, or 6.8%, to $276.3 million for fiscal 2004 from $258.7 million for fiscal 2003. Revenues increased $16.9 million due to an increase in revenues from comparable restaurants. Revenues increased $2.5 million due to the opening of one new Morton’s steakhouse in fiscal 2004. Revenues declined $1.3 million primarily due to the closing of the Morton’s steakhouses formerly located in Hong Kong (Central) (closed since January 2003) and Addison, Texas (closed since August 2003). These steakhouses were closed due to their comparatively low revenues and negative cash flows. Revenues decreased $0.4 million due to a decline in revenues attributable to one new restaurant opened in fiscal 2003. Average revenue per restaurant open all of either period increased 6.0%. Revenues for fiscal 2004 also reflect the impact of aggregate menu price increases of approximately 3% in November 2003 and approximately 3% in February 2004.

Percentage changes in restaurant revenues for fiscal 2004 (52 weeks) versus fiscal 2003 (53 weeks) for comparable restaurants are as follows:

Percentage Change Fiscal 2004 (52 weeks) vs. Fiscal 2003 (53 weeks)
Morton’s	6.8%
Bertolini’s	4.7%
Total	6.7%

During the first and second quarters of fiscal 2003, we believe that the war in Iraq and the weak economic environment adversely affected many of the markets in which we operate which, in turn, contributed to weak revenue trends. Additionally, during the first and second quarters of fiscal 2003, we believe the outbreak of “severe acute respiratory syndrome” materially affected the results of our three restaurants located in Hong Kong, Singapore and Toronto. During the first and second quarters of fiscal 2004, an improved economy contributed to stronger revenue trends. During the third quarter of fiscal 2004, we believe that revenues were adversely impacted by hurricanes and severe weather in Florida and the southeastern United States.

Food and beverage costs increased $7.0 million, or 8.1%, to $93.2 million for fiscal 2004 from $86.3 million for fiscal 2003. These costs as a percentage of revenues increased by 0.4% to 33.7% for fiscal 2004 from 33.3% for fiscal 2003. During fiscal 2004 high demand for U.S. beef products decreased the availability of USDA prime beef which resulted in increased food costs. We were generally able to offset such cost increases with the benefit of menu price increases, which resulted in a slight increase in food and beverage costs as a percentage of revenues for fiscal 2004 compared to fiscal 2003. We cannot be sure that we will be able or willing to increase menu prices or take other actions to offset increases in these costs in the future.

Restaurant operating expenses, which include labor, occupancy and other operating expenses, increased $2.9 million, or 2.4%, to $127.0 million for fiscal 2004 from $124.1 million for fiscal 2003. This increase was primarily due to increases in labor and benefit costs and the opening of additional restaurants. Restaurant operating expenses as a percentage of revenues decreased 2.0% to 46.0% for fiscal 2004 from 48.0% for fiscal 2003. The decrease in restaurant operating expenses as a percentage of revenues is primarily due to the benefit of menu price increases and the increase in recoveries for business interruption insurance. Included in fiscal 2004 and fiscal 2003 are recoveries of approximately $2.8 million and $0.9 million for business interruption insurance benefits related to the closing of the Morton’s steakhouse formerly located at 90 West Street, New York, New York, two blocks from the World Trade Center, which was closed permanently due to structural damages. On December 23, 2004, we entered into a Settlement Agreement and General Release with St. Paul Fire and Marine Insurance Company, or St. Paul, pursuant to which we agreed to settle our claims against St. Paul for losses sustained in connection with the September 11, 2001 attacks. The terms of the Settlement Agreement and General Release included payment to us of approximately $4.3 million and a mutual release and discharge with respect to the insurance contract between us and St. Paul for the property located at 90 West Street, New York, New York. The payment of approximately $4.3 million was received in December 2004. There will be no future insurance recoveries relating to the 90 West Street restaurant. See Note 4(b) to our consolidated financial statements included elsewhere herein. Also included in fiscal 2004 and fiscal 2003 is non-cash rent recorded in accordance with SFAS No. 13 of $1.4 million and $1.3 million, respectively.

Pre-opening costs, depreciation and amortization increased $1.2 million, or 19.6%, to $7.5 million for fiscal 2004 from $6.3 million for fiscal 2003. These costs increased as a percentage of revenues by 0.3% to 2.7% for fiscal 2004 from 2.4% for fiscal 2003. We expense all costs incurred during restaurant start-up activities, including pre-opening costs, as incurred. Pre-opening costs incurred and recorded as expense increased to $1.1 million for fiscal 2004 from $0.9 million for fiscal 2003. The number of restaurants opened, the timing of restaurant openings and the costs per restaurant opened affected the amount of these costs.

General and administrative expenses increased $2.3 million, or 13.6%, to $18.9 million for fiscal 2004 from $16.7 million for fiscal 2003. These costs as a percentage of revenues increased 0.5% to 6.9% for fiscal 2004 from 6.4% for fiscal 2003. The increases were primarily due to increased salary, bonus and benefit costs and legal and professional costs.

Marketing and promotional expenses increased $2.5 million, or 42.8%, to $8.5 million for fiscal 2004 from $5.9 million for fiscal 2003. These costs as a percentage of revenues increased 0.8% to 3.1% for fiscal 2004 from 2.3% for fiscal 2003. These increases were primarily due to increased spending for print media advertising in conjunction with our “Savor the Good Life” theme in 2004.

Gain on insurance proceeds of $1.0 million for fiscal 2004 represents the amount of insurance proceeds received for property coverage relating to the Morton’s steakhouse formerly located at 90 West Street, New York, New York. There was no comparable gain on insurance proceeds in fiscal 2003. See Note 4(b) to our consolidated financial statements included elsewhere herein.

Costs associated with the repayment of certain debt of $0.3 million for fiscal 2004 represent prepayment penalties that were incurred with the early repayment of two of our mortgages. Costs associated with the repayment of certain debt of $2.3 million for fiscal 2003 represent: (1) the write-off of deferred financing costs of $0.7 million relating to our previously existing capital facility; (2) prepayment penalties of $0.5 million that we incurred with the repayment of our capital leases and one mortgage; and (3) the write-off of the accumulated other comprehensive loss of $0.7 million and deferred tax assets of $0.4 million previously recognized in connection with two interest rate swap agreements, one which expired on October 24, 2004 and one which expired on October 24, 2005, which due to the repayment of our previously existing capital facility were accounted for as speculative instruments. See Note 8 to our consolidated financial statements included elsewhere herein. Changes in their fair market value were charged or credited to interest expense, net in the consolidated statements of operations.

Interest expense, net, increased $6.1 million, or 69.1%, to $15.0 million for fiscal 2004 from $8.9 million for fiscal 2003. The increase is primarily due to the issuance of the 7.5% senior secured notes in July 2003 and 14.0% senior secured notes in June 2004. Interest income was not significant in any of these periods.

Management fee paid to related party was $2.8 million for fiscal 2004 and fiscal 2003. We paid this fee pursuant to MHLLC’s management agreement with Castle Harlan, Inc.

Provision for income taxes consisted of income tax expense of $4.9 million for fiscal 2004 and $1.2 million for fiscal 2003. The 2004 effective tax rate differs from the statutory rate due to the change in utilization of 2003 FICA tax payments from a credit to a deduction and certain non-deductible interest expense related to our 7.5% senior secured notes and MHCI’s 14.0% senior secured notes. The impact of this change resulted in recording additional tax expense of approximately $1.7 million to our income tax expense for fiscal 2004. See Note 9 to MHCI’s consolidated financial statements included elsewhere herein. The 2003 effective tax rate differs from the statutory rate due to the establishment of additional deferred tax assets relating to FICA and other tax credits.

Fiscal Year Ended January 4, 2004 (53 weeks) Compared to Fiscal Year Ended December 29, 2002 (52 weeks)

Revenues increased $20.5 million, or 8.6%, to $258.7 million for fiscal 2003 from $238.1 million for fiscal 2002. Revenues increased $13.3 million due to the opening of five new restaurants (one in fiscal 2003 and four in fiscal 2002). Revenues increased $10.5 million due to an increase in revenues from comparable restaurants. Revenues declined $3.3 million due to the closing of the Morton’s steakhouse formerly located in Hong Kong (Central) (closed since January 2003) and Addison, Texas (closed since August 2003). These steakhouses were closed due to their comparatively low revenues and negative cash flows. Average revenue per restaurant open all of either period increased 6.0%. Revenues for fiscal 2003 also reflect the impact of aggregate menu price increases of approximately 2% in January 2003 and 3% in November 2003. Some of the changes from fiscal 2002 to fiscal 2003 were also due to the fact that there were 52 weeks in fiscal 2002 compared to 53 weeks in fiscal 2003. In addition, we were acquired by Castle Harlan on July 25, 2002, which, as described above, resulted in accounting changes that affect the comparability of results between fiscal 2003 and fiscal 2002.

Percentage changes in restaurant revenues for fiscal 2003 (53 weeks) versus fiscal 2002 (52 weeks) for comparable restaurants are as follows:

Percentage Change Fiscal 2003 (53 weeks) vs. Fiscal 2002 (52 weeks)
Morton’s	4.3%
Bertolini’s	8.1%
Total	4.6%

During the first and second quarters of fiscal 2003, we believe that the war in Iraq and the weak economic environment adversely affected many of the markets in which we operate which, in turn, contributed to weak revenue trends. Additionally, during the first and second quarters of fiscal 2003, we believe the outbreak of “severe acute respiratory syndrome” materially affected the results of our three restaurants located in Hong Kong, Singapore and Toronto.

Food and beverage costs increased $4.9 million, or 6.0%, to $86.3 million for fiscal 2003 from $81.4 million for fiscal 2002. These costs as a percentage of revenues decreased by 0.9% to 33.3% for fiscal 2003 from 34.2% for fiscal 2002. This percentage decrease was primarily due to the benefit of menu price increases.

Restaurant operating expenses, which include labor, occupancy and other operating expenses, increased $12.9 million, or 11.5%, to $124.1 million for fiscal 2003 from $111.2 million for fiscal 2002. This increase was primarily due to the opening of additional restaurants and increases in labor and benefit costs. Restaurant operating expenses as a percentage of revenues increased 1.3% to 48.0% for fiscal 2003 from 46.7% for fiscal 2002. Included in fiscal 2003 and fiscal 2002 are recoveries of approximately $0.9 million and $1.9 million, respectively from business interruption insurance benefits related to the closing of the Morton’s steakhouse formerly located at 90 West Street, New York, New York, two blocks from the World Trade Center, which was closed permanently due to structural damages. As of January 4, 2004, cumulative benefits recorded were $3.6 million and cumulative amounts received were $2.6 million for this insurance.

Pre-opening costs, depreciation and amortization were $6.3 million, or 2.4% as a percentage of revenues, for fiscal 2003. Pre-opening costs, depreciation and amortization were $3.2 million, or 3.0% as a percentage of revenues, for the Successor Period from July 25, 2002 to December 29, 2002. Pre-opening costs, depreciation and amortization were $7.3 million, or 5.5% as a percentage of revenues, for the Predecessor Period from December 31, 2001 to July 24, 2002. We expense all costs incurred during restaurant start-up activities, including pre-opening costs, as incurred. Pre-opening costs incurred and recorded as an expense were $0.9 million for fiscal 2003. Pre-opening costs incurred and recorded as an expense were $1.3 million for the Successor Period from July 25, 2002 to December 29, 2002. Pre-opening costs incurred and recorded as an expense were $0.7 million for the Predecessor Period from December 31, 2001 to July 24, 2002. The number of restaurants opened, the timing of restaurant openings and the costs per restaurant opened affected the amount of these costs.

General and administrative expenses were $16.7 million, or 6.4% as a percentage of revenues, for fiscal 2003. General and administrative expenses were $6.4 million, or 6.0% as a percentage of revenues, for the Successor Period from July 25, 2002 to December 29, 2002. General and administrative expenses were $8.5 million, or 6.4% as a percentage of revenues, for the Predecessor Period from December 31, 2001 to July 24, 2002. The increase was primarily due to compensation related costs including increases in salaries, benefits and bonuses.

Marketing and promotional expenses were $5.9 million, or 2.3% as a percentage of revenues, for fiscal 2003. Marketing and promotional expenses were $3.6 million, or 3.4% as a percentage of revenues, for the Successor Period from July 25, 2002 to December 29, 2002. Marketing and promotional expenses were $3.0 million, or 2.3% as a percentage of revenues, for the Predecessor Period from December 31, 2001 to July 24, 2002. The decrease was primarily due to fewer direct mail promotions.

Gain on insurance proceeds of $1.4 million for the Predecessor Period from December 31, 2001 to July 24, 2002 represents the amount of insurance proceeds received in excess of the insurance receivable of approximately $1.7 million which was recorded as of December 30, 2001. The insurance receivable was recorded to write off the net book value of the assets of the Morton’s steakhouse formerly located at 90 West Street, New York, New York. During the Predecessor Period from December 31, 2001 to July 24, 2002, we received $3.1 million relating to this insurance and therefore recorded a gain of approximately $1.4 million in the accompanying consolidated statements of operations. There was no comparable gain on insurance proceeds in fiscal 2003 and the Successor Period from July 25, 2002 to December 29, 2002.

Costs associated with the repayment of certain debt of $2.3 million for fiscal 2003 represent: (1) the write-off of deferred financing costs of $0.7 million relating to our previously existing capital facility; (2) prepayment penalties of $0.5 million that we incurred with the repayment of our capital leases and one mortgage; and (3) the write-off of the accumulated other comprehensive loss of $0.7 million and deferred tax assets of $0.4 million previously recognized in connection with two interest rate swap agreements that expired on October 24, 2004 and October 24, 2005, which due to the repayment of our previously existing capital facility were accounted for as speculative instruments. Changes in their fair market value were charged or credited to interest expense in the consolidated statements of operations. There were no comparable costs associated with the repayment of certain debt in the fiscal 2002 Predecessor Period or Successor Period.

Costs associated with strategic alternatives and proxy contest were $9.1 million for the Predecessor Period from December 31, 2001 to July 24, 2002. Costs associated with strategic alternatives and proxy contest of $9.1 million represent $4.2 million in legal costs, $3.1 million in investment banking costs, $0.9 million in bank costs, $0.6 million in printing, investor relations and proxy solicitation costs and $0.3 million in other costs. There were no comparable costs associated with strategic alternatives and proxy contest in the 2002 Successor Period or in fiscal 2003.

Restaurant closing costs (credit) recorded during the Predecessor Period from December 31, 2001 to July 24, 2002 represents a pre-tax credit of $0.3 million recorded in conjunction with a mutual release with the lessor, representing the recovery of assets previously written-down, which included inventory that was utilized in another Morton’s steakhouse and the recovery of a security deposit that had not been anticipated, and exit costs, such as legal costs, which were less than initially accrued for closing the Morton’s steakhouse formerly located in Sydney, Australia. In addition, we reversed an accrual for a construction invoice of $0.1 million, which we determined was no longer required. There were no comparable restaurant closing costs (credit) in the 2002 Successor Period or in fiscal 2003.

Interest expense, net, was $8.9 million for fiscal 2003, $2.9 million for the Successor Period from July 25, 2002 to December 29, 2002 and $4.6 million for the Predecessor Period from December 31, 2001 to July 24, 2002. This increase was primarily due to the issuance of the 7.5% senior secured notes in fiscal 2003. Interest income was not significant in any of these periods.

Management fee paid to related party was $2.8 million for fiscal 2003. Management fee paid to related party was $1.2 million for the Successor Period from July 25, 2002 to December 29, 2002. We paid this fee pursuant to MHLLC’s management agreement with Castle Harlan, Inc.

Provision for income taxes consisted of income tax expense of $1.2 million for fiscal 2003. Our provision for income taxes consisted of an income tax expense of $0.6 million for the Successor Period from July 25, 2002 to December 29, 2002. Our provision for income taxes consisted of income tax expense of $0.8 million for the Predecessor Period from December 31, 2001 to July 24, 2002. Our effective tax rate differs from the statutory rate due to the establishment of additional deferred tax assets relating to FICA and other tax credits. See Note 9 to our consolidated financial statements included elsewhere herein.

Liquidity and Capital Resources

As noted above under “—Financial Statements Discussion,” the following discussion of the nine month periods ended October 2, 2005 and October 3, 2004 and fiscal 2004 is based upon the consolidated financial statements of MHCI for those periods rather than our consolidated financial statements, which may account for some of the differences between the periods discussed below.

Upon the consummation of this offering, our principal liquidity requirements will be to meet our lease obligations and our working capital and capital expenditure needs and to pay principal and interest on our debt. Subject to our operating performance, which, if significantly adversely affected, would adversely affect the availability of funds, we expect to finance our operations, including costs of opening currently planned new restaurants, for at least the next several years through cash provided by operations and borrowings available under our proposed new senior revolving credit facility. We cannot be sure, however, that this will be the case, and we may seek additional financing in the future. In addition, we rely to a significant degree on landlord contributions as a means of financing the costs of opening new restaurants, and any substantial reduction in the amount of those contributions could adversely affect our liquidity. As of October 2, 2005, we had cash and cash equivalents of $5.9 million and restricted cash and marketable securities of $8.6 million.

Working Capital and Cash Flows

In the past we have had, and in the future we may have, negative working capital balances. We do not have significant receivables and we receive trade credit based upon negotiated terms in purchasing food and supplies. Funds available from cash sales not needed immediately to pay for food and supplies or to finance receivables or inventories historically have typically been used for noncurrent capital expenditures and or payments of long-term debt balances under our prior revolving credit agreement.

Operating Activities.    Cash flows provided by operating activities for the nine month period ended October 2, 2005 were $11.1 million, consisting primarily of a net increase in cash of $8.1 million resulting from net income before depreciation, amortization and other non-cash charges and an increase in accounts payable, accrued expenses and other liabilities of $6.9 million. Cash flows provided by operating activities for the nine month period ended October 3, 2004 were $5.0 million, consisting primarily of a net increase in cash of $5.4 million resulting from net income before depreciation, amortization and other non-cash charges and an increase in accounts payable, accrued expenses and other liabilities of $1.0 million, partially offset by a net decrease in cash of $1.1 million due to an increase in accounts receivable. Cash flows provided by operating activities for fiscal 2004 were $20.1 million, consisting primarily of a net increase in cash of $10.2 million resulting from net income before depreciation and amortization, a change in deferred income taxes of $4.2 million and a net increase in cash of $5.7 million resulting from an increase in accounts payable, accrued expenses and other liabilities, partially offset by a net decrease in cash of $1.7 million resulting from an increase in prepaid expenses and other assets. Cash flows provided by operating activities for fiscal 2003 were $12.1 million, consisting primarily of a net increase in cash of $12.2 million resulting from net income before depreciation and amortization and a net increase in cash of $1.7 million resulting from a decrease in prepaid expenses and other assets, partially offset by a net decrease in cash of $3.2 million resulting from a decrease in accounts payable, accrued expenses and other liabilities. The decrease in accounts payable, accrued expenses and other liabilities primarily relates to payment of construction costs and merger and legal costs, as well as a series of monthly settlement payments relating to a Bertolini’s restaurant that was closed in fiscal 1999. Cash flows provided by operating activities for the Successor Period from July 25, 2002 to December 29, 2002 were $8.1 million, consisting primarily of an increase in accounts payable, accrued expenses and other liabilities of $7.3 million that primarily related to an increase in accrued construction costs, accrued restaurant operating expenses, accrued merger and legal costs and accrued gift certificates. Cash flows provided by operating activities for the Predecessor Period from December 31, 2001 to July 24, 2002 were $5.5 million, consisting primarily of a net increase in cash of $2.8 million attributable to an increase in accounts payable, accrued expenses and other liabilities and a net increase in cash of $1.3 million resulting from a decrease in accounts receivable.

Investing Activities.    Cash flows used in investing activities for the nine month period ended October 2, 2005 were $12.5 million, consisting primarily of purchases of property and equipment of $9.2 million, which include capital expenditures related to the three Morton’s steakhouses opened during the first quarter of fiscal 2005 and the one Morton’s steakhouse opened during the third quarter of fiscal 2005 and $4.0 million related to the purchase of marketable securities. Cash flows used in investing activities for the nine month period ended October 3, 2004 were $7.5 million due to purchases of property and equipment of $6.4 million, which include capital expenditures related to the Morton’s steakhouse opened in the third quarter of fiscal 2004, and purchases of marketable securities of $7.3 million partially offset by proceeds from the sale of marketable securities of $6.2 million. Cash flows used in investing activities for fiscal 2004 were $15.4 million due to purchases of property and equipment of $12.1 million, which include capital expenditures related to the Morton’s steakhouse opened in the third quarter of fiscal 2004 and the three Morton’s steakhouses opened during the first quarter of 2005 and purchases of marketable securities of $10.7 million partially offset by proceeds from the sale of marketable securities of $6.4 million and insurance proceeds of approximately $1.0 million related to the Morton’s steakhouse formerly located at 90 West Street, New York, New York. Cash flows used in investing activities for fiscal 2003 were $5.2 million, attributable to purchases of property and equipment primarily related to the opening of one Morton’s steakhouse in February 2003. Cash flows used in investing activities for the Successor Period from July 25, 2002 to December 29, 2002 were $5.9 million, consisting primarily of purchases of property and equipment primarily related to the opening of one Morton’s steakhouse in each of September, October and November of 2002. Cash flows used in investing activities for the Predecessor Period from December 31, 2001 to July 24, 2002 were $2.1 million, consisting of purchases of property and equipment of $5.2 million primarily related to the opening of one Morton’s steakhouse in each of April and September of 2002 partially offset by insurance proceeds of approximately $3.1 million received from the recovery related to costs incurred from the Morton’s steakhouse formerly located at 90 West Street, New York, New York.

Financing Activities.    Cash flows used in financing activities for the nine month period ended October 2, 2005 were $3.4 million, consisting primarily of net principal reduction on obligations to financial institutions of $3.5 million, primarily due to the early repayment of two mortgages aggregating $3.4 million. Cash flows used in financing activities for the nine month period ended October 3, 2004 were $12.2 million primarily consisting of the payment of a dividends of $43.7 million, net principal reduction on obligations to financial institutions of $5.7 million, primarily due to the early repayment of two mortgages aggregating $5.3 million, and the payment of deferred financing costs of $3.1 million relating to our 7.5% senior secured notes offering, MHCI’s 14.0% senior secured notes offering and our working capital facility. These uses were partially offset by the proceeds from MHCI’s 14.0% senior secured notes offering of $40.0 million. Cash flows used in financing activities for fiscal 2004 were $12.1 million, consisting of the payment of dividends of $43.7 million, net principal reduction on obligations to financial institutions of $5.8 million, primarily due to the early repayment of two mortgages aggregating $5.3 million, and the payment of deferred financing costs of $3.1 million relating to our 7.5% senior secured notes offering, MHCI’s 14.0% senior secured notes offering and our current working capital facility. These uses were partially offset by the proceeds from MHCI’s 14.0% senior secured notes offering of $40.0 million. Cash flows provided by financing activities for fiscal 2003 were $9.3 million, consisting of net proceeds from the 7.5% senior secured notes offering of $89.3 million, partially offset by net principal reductions on obligations to financial institutions and capital leases of $72.4 million, the payment of deferred financing costs relating to our 7.5% senior secured notes offering and our current working capital facility of $6.3 million and $1.1 million of cash restricted as collateral for our two interest rate swap agreements with Bank of America, formerly Fleet National Bank. Cash flows used by financing activities for the Successor Period from July 25, 2002 to December 29, 2002 were $3.6 million, consisting primarily of the net principal reduction on obligations to financial institutions and capital leases. Cash flows used by financing activities for the Predecessor Period from December 31, 2001 to July 24, 2002 were $5.2 million, consisting primarily of net principal reduction on obligations to financial institutions and capital leases of $5.7 million, partially offset by proceeds from the issuance of stock of $0.5 million.

Debt and Other Obligations

Proposed New Senior Revolving Credit Facility

In connection with this offering, we expect to enter into a new senior revolving credit facility with Wachovia Bank, N.A., as administrative agent, Royal Bank of Canada, as syndication agent, and a syndicate of other financial institutions, as lenders. Our indirect wholly-owned subsidiary, Morton’s of Chicago, Inc., is expected to be the borrower under the facility. We and most of our other domestic subsidiaries will be guarantors of the facility. The following is a summary of the anticipated material provisions of the proposed new senior revolving credit facility.

The proposed new senior revolving credit facility will be utilized to (i) repay certain of our existing indebtedness and indebtedness of MHCI, (ii) pay fees and expenses associated with the new senior revolving credit facility and (iii) fund working capital for us and our subsidiaries and for other general corporate purposes.

Structure.    Our proposed new senior revolving credit facility is expected to be a $115.0 million senior secured revolving credit facility. All of the new senior revolving credit facility will be available for letters of credit and up to $5.0 million will be available for swing line loans. Subject to customary conditions, including the absence of defaults under the new senior revolving credit facility, amounts available under the new senior revolving credit facility may be borrowed, repaid and reborrowed, as applicable, including in the form of letters of credit and swing line loans, until the maturity date thereof. The availability under the new senior revolving credit facility will be reduced by the aggregate amount of our outstanding letters of credit and swing line loans.

The new senior revolving credit facility will also provide us with the right to seek to increase the facility by an additional $50.0 million, in the form of either additional revolving loans or term loans, on up to two occasions in a minimum principal amount of $25.0 million on each occasion, which we refer to as the incremental facility. None of the lenders under the revolving credit facility will be obligated to provide the incremental facility. If our then existing lenders did not elect to provide commitments for a portion of the incremental facility, we would have to seek the remaining commitments from other lenders, although there can be no assurance that we would be able to do so. In addition, we expect that the incremental facility will only be available if (i) no default or event of default under the new senior revolving credit facility has occurred and is continuing at the time of such increase, (ii) the borrower is in pro forma compliance with the financial covenants at the time of such increase, and (iii) the administrative agent for our new senior revolving credit facility has received certain other documentation from the borrower. The portion of the incremental facility in the form of revolving loans would not be allowed to have a shorter maturity or higher interest rate margins or fees than the new senior revolving credit facility.

Maturity and Prepayment.    The new senior revolving credit facility is expected to have a maturity of five years. We expect to generally be required to prepay borrowings under the senior revolving credit facility with (i) 100% of the net cash proceeds of certain insurance and condemnation payments, subject to certain reinvestment rights; (ii) 100% of the net cash proceeds of certain asset sales, subject to certain reinvestment rights; and (iii) 100% of the net cash proceeds of certain debt incurrences, subject to certain exceptions. Any such prepayment would be applied to repay outstanding borrowings under the new senior revolving credit facility without a corresponding reduction in commitments.

Interest and Fees.    We expect that the loans under the new senior revolving credit facility will bear interest, at the borrower’s option, at a rate per annum equal to either: (i) the base rate plus an applicable margin, or (ii) the LIBOR rate plus an applicable margin. The base rate is a rate per annum equal to the greater of (i) Wachovia Bank, N.A.’s prime commercial lending rate as announced from time to time or (ii) the federal funds rate plus 0.50% per annum. The LIBOR rate is the London Interbank Offered Rate (as quoted on Telerate Page 3750) for corresponding deposits of U.S. dollars for the relevant interest period, as selected by the borrower.

Beginning on the date on which we deliver financial statements for the first full fiscal quarter following the closing date for the new senior revolving credit facility, the applicable margin for the new senior revolving credit facility would be determined quarterly based on our adjusted leverage ratio for the trailing twelve-month period calculated from the most recently delivered financial statements. The applicable margin for LIBOR rate loans is expected to range from 0.625% to 1.000% based on our adjusted leverage ratio and the applicable rate for base rate loans is expected to be 0.000%.

We anticipate that during the continuance of an event of default, the loans made under the new senior revolving credit facility would bear interest at the rate determined by reference to the base rate (including the applicable margin) plus an additional 2% per annum.

Guarantees and Security.    Our indirect wholly-owned subsidiary, Morton’s of Chicago, Inc., is expected to be the borrower under the proposed new senior revolving credit facility. The facility is expected to be guaranteed by us and each of our other existing and future direct and indirect subsidiaries that conducts business operations or directly or indirectly holds a subsidiary that conducts business operations, other than any foreign subsidiaries. We anticipate that, to the extent that our non-guarantor subsidiaries (other than foreign subsidiaries) account for more than 5% of our consolidated assets or consolidated revenues, then we would be required to cause one or more of such non-guarantor subsidiaries to become guarantors such that the remaining non-guarantor subsidiaries would hold less than 5% of our consolidated assets or represent less than 5% of our consolidated revenues. Subject to certain exceptions, we, the borrower and each of the other guarantors expect to grant to the senior lenders (i) a first priority security interest in and lien on substantially all of our respective existing and future property and assets (other than currently owned real property and our existing and future leased real property) and (ii) a first priority pledge of the capital stock of the borrower and each existing and subsequently acquired or organized direct or indirect domestic and first-tier foreign subsidiary of the borrower and the guarantors (which pledge would be limited to 65% of the capital stock in the case of a first-tier foreign subsidiary), to secure all of the obligations under the new senior revolving credit facility and any interest rate swaps or any other permitted hedging agreements with a lender (or an affiliate of a lender) under the new senior revolving credit facility.

Fees.    Certain customary fees are expected to be payable to the lenders and the agents under the new senior revolving credit facility, including, without limitation, letter of credit fees. In addition, we expect to pay quarterly in arrears a commitment fee equal to either 0.125%, 0.150% or 0.200% per annum (determined quarterly based on the adjusted leverage ratio) times the daily average unused portion of the new senior revolving credit facility (with outstanding letters of credit being considered a use of the facility).

Covenants.    The new senior revolving credit facility is expected to contain various covenants, customary for similar credit facilities. The affirmative covenants are expected to include but not be limited to: compliance with environmental and other laws, maintenance of properties and insurance and covenants regarding guarantors. We anticipate that the negative covenants will include, but not be limited to, covenants that would, subject to customary exceptions for similar credit facilities: (i) prohibit certain mergers and consolidations by us and our subsidiaries with other persons; (ii) limit the ability to change the lines of business in which we and our subsidiaries are involved; (iii) limit assets sales out of the ordinary course of business or sale-leaseback transactions; (iv) prohibit material changes in accounting policies; (v) prohibit changes in our fiscal year; (vi) limit our ability and our subsidiaries’ ability to enter into joint ventures, acquisitions and other investments; (vii) prohibit us and our subsidiaries from incurring additional indebtedness and from guaranteeing obligations of others; (viii) prohibit us and our subsidiaries from creating, incurring, assuming or permitting to exist any lien on or with respect to any property or asset; (ix) restrict us and our subsidiaries from entering into any agreement that prohibits any lien upon any of our or their properties or assets, or that prohibits or limits the ability of our subsidiaries to make distributions or other payments to us; (x) restrict us from redeeming, retiring or purchasing capital stock or declaring, paying or making any dividends or distributions with respect to capital stock or certain payments or prepayments of principal of, premium, or interest on, or redemption, purchase, retirement, defeasance, sinking fund or similar payment with respect to, any subordinated indebtedness; (xi) prohibit us and our subsidiaries from entering into any transaction with any of our affiliates on terms that are less favorable to us or that subsidiary than those that might be obtained at the time from a third party; and (xii) prohibit amendments and other modifications and waivers of material rights under certain material agreements or our organizational documents if the effect of such amendment, modification or waiver would be materially adverse to us or the lenders under the new senior revolving credit facility.

Financial Covenants.    Under the new senior revolving credit facility, we expect to be required to comply with a minimum fixed charge coverage ratio, a maximum adjusted leverage ratio and a limit on our capital expenditures.

Minimum Fixed Charge Coverage Ratio.    The fixed charge coverage ratio is the ratio of EBITDAR to consolidated fixed charges for each period of four consecutive quarters ending during the term of the new senior revolving credit facility. We expect that our minimum fixed charge coverage ratio will be required to be at least 1.5:1 during the term of the new senior revolving credit facility. Subject to further definition in the documentation for the new senior revolving credit facility, we expect that: EBITDAR will mean our net income for the relevant period, plus, to the extent deducted in determining such net income, interest expense, taxes, depreciation, amortization and other non-cash charges, cash rent expense, restaurant pre-opening costs, certain debt repayment costs incurred at the closing and certain other non-recurring charges; and fixed charges will mean, for the relevant period, the sum of cash interest expense, scheduled principal payments on indebtedness, cash taxes, cash rent expense and cash dividends, stock repurchases and other similar payments.

Adjusted Leverage Ratio.    The adjusted leverage ratio is the ratio of our total funded debt (as such term will be defined in the new senior revolving credit facility) to our EBITDAR for each period of four consecutive quarters ending during the term of the senior revolving credit facility. We expect that our adjusted leverage ratio will not be permitted to exceed 5:1 during the term of the new senior revolving credit facility.

Capital Expenditures.    Capital expenditures are expenditures that are required by generally accepted accounting principles to be included in the purchase of property and equipment. We expect that our annual capital expenditures will not be allowed to exceed $33.5 million for fiscal year 2006, $27.5 million for fiscal years 2007 and 2008 and $30.0 million for fiscal year 2009 and thereafter. We expect that this covenant will also provide for a one year carry-forward of unused amounts from the prior fiscal year.

Events of Default.    The new senior revolving credit facility is expected to contain customary events of default (subject to customary exceptions, thresholds and grace periods), including, without limitation for: (i) nonpayment of principal or interest; (ii) failure to perform or observe covenants; (iii) inaccuracy or breaches of representations and warranties; (iv) cross-defaults with certain other indebtedness; (v) certain bankruptcy related events (subject to limited exceptions for certain operating subsidiaries); (vi) impairment of security interests in collateral; (vii) invalidity of guarantees; (viii) monetary judgment defaults; (ix) certain ERISA matters; and (x) certain change of control events relating to us. Other than in respect of a bankruptcy related event of default, which would result in the automatic and immediate requirement to repay all borrowings and other amounts due, if an event of default occurs the lenders would be entitled to require the immediate repayment of all borrowings and other amounts due under the new senior revolving credit facility and to seize and sell the collateral pledged to secure the borrowings and other obligations under the new senior revolving credit facility.

Current Working Capital Facility

As of October 2, 2005, we had no borrowings outstanding under our current senior secured working capital facility, maturing on July 7, 2007, with Wells Fargo Foothill, Inc. and approximately $0.3 million was restricted for letters of credit issued by the lender. In connection with this offering, we intend to terminate this facility and secure the outstanding letters of credit. See “Use of Proceeds.”

7.5% Senior Secured Notes

As of October 2, 2005, approximately $93.1 million of aggregate accreted principal amount of our 7.5% senior secured notes, maturing on July 1, 2010, remained outstanding. In connection with this offering, we intend to repay these notes. See “Use of Proceeds.”

14.0% Senior Secured Notes

As of October 2, 2005, approximately $44.3 million of aggregate principal amount of MHCI’s 14.0% senior secured notes, maturing on December 30, 2010, remained outstanding. In connection with this offering, we intend to repay these notes. See “Use of Proceeds.”

Mortgages

During 1998 and 1999, certain of our subsidiaries entered into a total of six mortgage loans with GE Capital Franchise Finance aggregating $18.9 million, the proceeds of which were used to fund the purchases of land and construction of restaurants. As of October 2, 2005, approximately $3.6 million of principal relating to one mortgage remained outstanding. The remaining outstanding mortgage bears interest at 8.98% and is scheduled to mature in March 2021.

Restaurant Operating Leases

Our obligations for restaurant operating leases include certain restaurant operating leases for which we or one of our subsidiaries guarantees, for a portion of the lease term, the performance of the lease by the subsidiary operating company that is a party thereto. See Note 11 to our consolidated financial statements included elsewhere herein.

Contractual Commitments

The following table represents our contractual commitments associated with our debt and other obligations disclosed above as of October 2, 2005:

	Remainder of 2005	2006	2007	2008	2009	Thereafter	Total
	(amounts in thousands)
7.5% senior secured notes, including interest	$3,938	$7,875	$7,875	$7,875	$7,875	$108,938	$144,376
14.0% senior secured notes, including PIK notes	4,299	—	—	—	—	40,000	44,299
Mortgage loans with GE Capital Franchise Finance, including interest	109	436	436	435	435	4,888	6,739

Subtotal	8,346	8,311	8,311	8,310	8,310	153,826	195,414
Operating leases	4,792	19,348	20,262	20,054	19,560	123,982	207,998
Purchase commitments	9,064	2,310	—	—	—	—	11,374
Letters of credit	275	—	—	—	—	—	275

Total	$22,477	$29,969	$28,573	$28,364	$27,870	$277,808	$415,061

The following table represents our contractual commitments associated with our debt and other obligations disclosed above as of October 2, 2005, on a pro forma basis assuming our receipt of the net proceeds from our sale of common stock in this offering, the effectiveness of our proposed new senior revolving credit facility and the incurrence of approximately $72.0 million of borrowings thereunder, the termination of our current working capital facility and our repayment of all of our outstanding 7.5% senior secured notes and MHCI’s 14.0% senior secured notes for an aggregate price of $164.6 million, as if those transactions had occurred as of that date. As described above under “Prospectus Summary—Summary Consolidated Historical and Unaudited Pro Forma Financial Data,” the actual amount that we expend to repurchase our 7.5% senior secured notes and MHCI’s 14.0% senior secured notes will be different, and the amount of borrowings we actually incur under our proposed new senior revolving credit facility is expected to be less, than the respective amounts that we have assumed for purposes of preparing this pro forma financial data. Moreover, there can be no assurance that we will not be required to incur additional borrowings under our anticipated new senior credit facility for these purposes. In addition, the following table does not reflect any further borrowings that we may make from time to time under our proposed new senior revolving credit facility.

	Remainder of 2005	2006	2007	2008	2009	Thereafter	Total
	(amounts in thousands)
Proposed new senior revolving credit facility	$—	$—	$—	$—	$—	$72,000	$72,000
Mortgage loan with GE Capital Franchise Finance, including interest	109	436	436	435	435	4,888	6,739

Subtotal	109	436	436	435	435	76,888	78,739
Operating leases	4,792	19,348	20,262	20,054	19,560	123,982	207,998
Purchase commitments	9,064	2,310	—	—	—	—	11,374
Letters of credit	275	—	—	—	—	—	275

Total	$14,240	$22,094	$20,698	$20,489	$19,995	$200,870	$298,386

Capital Expenditures

During the nine month period ended October 2, 2005, our expenditures for fixed assets and related investment costs, including expensed pre-opening costs, approximated $11.2 million. We estimate that we will expend up to an aggregate of $30.0 million in fiscal 2006, net of landlord contributions, to finance ordinary refurbishment of existing restaurants, remodel the bar area in selected restaurants to include our Bar 12·21 concept, add additional Boardrooms in selected restaurants and make capital expenditures for new restaurants. We anticipate that funds generated through operations and through borrowings under our proposed new senior revolving credit facility, together with landlord contributions, will be sufficient to fund these currently planned expenditures through the end of 2006. We cannot be sure, however, that this will be the case.

Off-Balance Sheet Arrangements

Other than our operating leases, we do not have any off-balance sheet arrangements.

Net Operating Loss Carryforwards

At October 2, 2005, we had approximately $4.6 million of federal and state income tax net operating loss carryforwards that expire in various periods through 2023. As of October 2, 2005, we had approximately $10.5 million in FICA and other tax credits expiring in various periods through 2025 available to reduce income taxes payable in future years. Approximately $0.1 million of our deferred tax assets represents capital loss carryforwards. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon generating future taxable income during the periods in which temporary differences become deductible and net operating losses can be carried forward. We consider the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. Tax benefits that are recognized in future periods by the elimination of the valuation allowance at the date of the acquisition of us by Castle Harlan ($6.9 million) are to be applied, first to reduce to zero any goodwill related to the acquisition, and then to reduce to zero any noncurrent intangible assets related to the acquisition. See Note 9 to our consolidated financial statements included elsewhere herein.

Quantitative and Qualitative Disclosure about Market Risk

The inherent risk in market risk sensitive instruments and positions primarily relates to potential losses arising from adverse changes in foreign currency exchange rates and interest rates.

As of October 2, 2005, we owned and operated four international restaurants, one in Hong Kong, one in Singapore, one in Toronto, Canada and one in Vancouver, Canada. As a result, we are subject to risk from changes in foreign exchange rates. These changes result in cumulative translation adjustments, which are included in accumulated other comprehensive income (loss). We do not consider the potential loss resulting from a hypothetical 10% adverse change in quoted foreign currency exchange rates, as of October 2, 2005, to be material.

We also are subject to market risk from exposure to changes in interest rates based on our financing activities. This exposure relates to borrowings under our proposed new senior revolving credit facility that will be payable at floating rates of interest. Our other indebtedness, consisting of our 7.5% senior secured notes, our mortgage and the 14.0% senior secured notes, are payable at a fixed rate of interest. As of October 2, 2005, there were no borrowings outstanding under our floating rate working capital facility. As a result, a hypothetical 10% fluctuation in interest rates, as of October 2, 2005, would not have had any impact on earnings for the nine month period ended October 2, 2005.

Value of Equity Compensation Issued

During fiscal 2003, fiscal 2004 and the nine month period ended October 2, 2005, MHLLC, our parent, granted 1,497,585, 28,600 and 172,400, respectively, of its common units pursuant to employee subscription agreements. Common units granted to an employee pursuant to employee subscription agreements are granted at no cost to the employee. These common units are subject to vesting. As of October 2, 2005, there were a total of 1,490,531 of such units outstanding, which represented approximately 13% of the total number of MHLLC common units and approximately 3% of the total estimated equity value of MHLLC at October 2, 2005. MHLLC also has preferred units outstanding, which represented approximately 78% of the total estimated equity value of MHLLC as of October 2, 2005. The fair value of each common unit on the respective date of grant was $0.01. An appraisal of MHLLC’s enterprise value was performed by a third party, Valuation Research Corporation, or VRC, as of June 29, 2003 and January 4, 2004. VRC’s valuations as of June 29, 2003 and January 4, 2004 were utilized by MHLLC’s board of advisors to value the common units granted to employees during fiscal 2003 and fiscal 2004, respectively. Both of VRC’s valuations utilized the same methodology. For fiscal 2005 grants, the fair value of the grants was determined by MHLLC’s board of advisors based on internally prepared contemporaneous valuations utilizing the same methodology as VRC’s valuations.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value

Determining the fair value of MHLLC common units required complex judgments. The appraisal of the enterprise value of MHLLC performed by VRC as of June 29, 2003 and January 4, 2004 applied an income approach and a market approach and did not then contemplate an initial public offering. VRC prepared an appraisal of the business enterprise on June 29, 2003 and January 4, 2004. After subtracting the outstanding debt and value of the preferred units, there was no value attributable to MHLLC’s common units. MHLLC’s board of advisors, in its subsequent valuations, allocated the blended enterprise value (average enterprise value calculated using the enterprise values as determined by the market approach and the income approach) to the then outstanding debt and preferred units. After allocating the value of the outstanding debt and preferred units, it was determined that no value remained to the common units. As a result, the MHLLC board of advisors assigned a nominal value ($0.01) to each common unit of MHLLC granted.

The market value approach was based on acquisition multiples for a comparable group of public restaurant companies, computing average ratios and applying these multiples to MHLLC. Based on historical acquisition multiples for restaurant company acquisitions, the average enterprise value to earnings before interest, taxes, depreciation and amortization, or EBITDA, multiple and average enterprise value to earnings before interest and taxes, or EBIT, multiple were determined to be 6.9 and 12.4, respectively. The acquisition of MRG by Castle Harlan in July 2002 in an arm’s length transaction with an active bidding process was effected at actual multiples of 8 times EBITDA, 13 times EBIT and 4.7 times earnings before interest, taxes, depreciation, amortization and rental expense, or EBITDAR. These actual multiples were used in VRC’s June 29, 2003 and January 4, 2004 appraisals, as they were considered to be the best indicator of the value of MRG.

The income approach was based on forecasted cash flows discounted using discount factors that took into account the timing and risk associated with the forecasted free cash flows. Cash flows were discounted at a weighted average cost of capital of 14% and 12% in VRC’s June 29, 2003 and January 4, 2004 appraisals, respectively, calculated based on a group of public restaurant companies that we believe to be comparable.

Inflation

Over the past five years, inflation has not significantly affected our operations. However, the impact of inflation on labor, food and occupancy costs could, in the future, significantly affect our operations. We pay many of our employees hourly rates related to the applicable federal or state minimum wage. Food costs as a percentage of net sales have been somewhat stable due to procurement efficiencies and menu price adjustments, although no assurance can be made that our procurement will continue to be efficient or that we will be able to raise menu prices in the future. Costs for construction, taxes, repairs, maintenance and insurance all impact our occupancy costs. We believe that our current strategy, which is to seek to maintain operating margins through a combination of menu price increases, cost controls, careful evaluation of property and equipment needs, and efficient purchasing practices, has been an effective tool for dealing with inflation.

Seasonality

Our business is somewhat seasonal in nature, with revenues generally being less in the third quarter primarily due to our reduced summer volume, and revenues generally being higher in the first and fourth quarter primarily due to increased redemption of gift certificates and increased usage of Boardrooms, respectively.

The following table sets forth historical, unaudited quarterly revenues for Morton’s and our Italian restaurants that were open for all of fiscal 2002 and 2003 (63 restaurants) and for all of fiscal 2003 and 2004 (67 restaurants). The fourth quarter of fiscal 2003 includes one additional week as fiscal 2003 includes a 53rd week.

Comparable Restaurant Revenues

(dollars in thousands)

	2002		2003		2003		2004
	63 restaurants				67 restaurants
	$	%	$	%	$	%	$	%
First Quarter	59,650	26.2	60,153	25.2	63,820	25.2	72,133	26.7
Second Quarter	55,813	24.5	54,583	22.9	58,208	23.0	64,112	23.7
Third Quarter	51,522	22.6	53,894	22.6	57,267	22.6	59,829	22.1
Fourth Quarter	60,921	26.7	69,857	29.3	74,275	29.2	74,422	27.5

	227,906	100.0	238,487	100.0	253,570	100.0	270,496	100.0

Critical Accounting Policies And Estimates

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the periods. Significant accounting policies that we employ, including the use of estimates, are presented in the notes to our consolidated financial statements included elsewhere herein.

Critical accounting estimates involved in applying our accounting policies are those that require us to make assumptions about matters that are highly uncertain at the time the accounting estimate was made and those for which different estimates reasonably could have been used for the current period, or changes in the accounting estimate are reasonably likely to occur from period to period, and would have a material impact on the presentation of our financial condition, changes in financial condition or results of operations. Our most critical accounting estimates, discussed below, pertain to accounting policies for goodwill and other intangible assets, property and equipment and income taxes.

Goodwill and Other Intangible Assets

We account for our goodwill and intangible asset in accordance with SFAS No. 141, “Business Combinations,” as of July 1, 2001, and SFAS No. 142, “Goodwill and Other Intangible Assets,” as of December 31, 2001. In accordance with SFAS No. 141, goodwill, as restated, of approximately $68.4 million and an intangible asset of $92.0 million representing Morton’s trade name were recognized in connection with our acquisition by Castle Harlan that occurred on July 25, 2002. In accordance with SFAS No. 142, goodwill and the trade name, which has an indefinite useful life, are not being amortized. However, both goodwill and the trade name intangible asset are subject to annual impairment testing in accordance with SFAS 142.

Goodwill at the date of the acquisition includes an adjustment of $1.3 million reflecting the cumulative effect of the restatements. See Note 3 to our consolidated financial statements included elsewhere herein. Other changes to the carrying amount of goodwill of $6.8 million during fiscal 2003 consist of adjustments of $4.1 million primarily consisting of the reversal of accrued lease exit costs in connection with the finalization of purchase accounting adjustments and tax benefits that have been recorded with regard to changes in estimates of income tax uncertainties of $2.7 million. During fiscal 2004, goodwill was reduced by $0.4 million representing tax benefits that have been recorded with regard to changes in estimates of income tax uncertainties. Additionally, during the fourth quarter of fiscal 2004, goodwill was increased by $0.6 million which represents an adjustment in purchase accounting as a result of a revision to a liability assumed at the time of the acquisition. During the nine month period ended October 2, 2005, goodwill was reduced by $0.3 million which represents an adjustment in purchase accounting as a result of a revision to a deferred tax asset valuation allowance assumed at the time of the acquisition.

The impairment evaluation for goodwill is conducted annually using a two-step process. In the first step, the fair value of each reporting unit is compared with the carrying amount of the reporting unit, including goodwill. We consider a reporting unit to be an individual restaurant. The estimated fair value of the reporting unit is generally determined on the basis of discounted future cash flows. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, then a second step must be completed in order to determine the amount of the goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets) in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference.

The evaluation of the carrying amount of other intangible assets with indefinite lives is made annually by comparing the carrying amount of these assets to their estimated fair value. The estimated fair value is generally determined on the basis of discounted future cash flows. If the estimated fair value is less than the carrying amount of the other intangible assets with indefinite lives, then an impairment charge is recorded to reduce the asset to its estimated fair value.

The assumptions used in the estimate of fair value are generally consistent with the past performance of each reporting unit and other intangible assets and are also consistent with the projections and assumptions that are used in current operating plans. These assumptions are subject to change as a result of changing economic and competitive conditions.

Goodwill was assigned to reporting units and transitional impairment tests were performed for goodwill and other intangible assets during the second quarter of fiscal 2002. The annual impairment tests were most recently performed in fiscal 2004. No impairment of assets was determined as a result of these tests.

Property and Equipment

We assess recoverability of property and equipment in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.” Our assessment of recoverability of property and equipment is performed on a restaurant-by-restaurant basis. Certain events or changes in circumstances may indicate that the recoverability of the carrying amount of property and equipment should be assessed. Such events or changes may include a significant decrease in market value, a significant change in the business climate in a particular market, or a current-period operating or cash flow loss combined with historical losses or projected future losses. If an event occurs or changes in circumstances are present, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount, we recognize an impairment loss. The impairment loss recognized is the amount by which the carrying amount exceeds the fair value.

Our assessments of cash flows represent our best estimate as of the time of the impairment review and are consistent with our internal planning. If different cash flows had been estimated in the current period, the property and equipment balances could have been materially impacted. Furthermore, our accounting estimates may change from period to period as conditions in the world change, and this could materially impact our results in future periods. Factors that we must estimate when performing impairment tests include, among other items, sales volume, prices, inflation, marketing spending, exchange rates and capital spending.

During the first three quarters of fiscal 2005, we considered and analyzed impairment indicators related to property and equipment. Based on our analysis, we concluded that no material items recorded in property and equipment required an impairment charge.

Income Taxes

We have accounted for, and currently account for, income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” This statement requires an asset and liability approach for financial accounting and reporting of income taxes. Under SFAS No. 109, income taxes are accounted for based upon the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry-forwards. Income taxes are one of our critical accounting policies and estimates and therefore involve a certain degree of judgment. During fiscal 2004, we determined we would elect to treat certain of our employee-portion FICA tax payments as current income tax deductions rather than income tax credits. Such election was made in order to minimize cash paid for income taxes in the short-term. The impact of this change resulted in recording additional tax expense of approximately $1.7 million to our income tax expense for fiscal 2004. Our fiscal 2005 effective tax rate differs from our fiscal 2004 effective tax rate due to the fact that during the third quarter of fiscal 2004, we determined we would elect to treat certain of our employee-portion FICA tax payments as current income tax deductions rather than income tax credits. Such election was made in order to minimize cash paid for income taxes in the short-term.

The realization of tax benefits of deductible temporary differences and operating loss or tax credit carryforwards will depend on whether we will have sufficient taxable income of an appropriate character within the carryback and carryforward period permitted by the tax law to allow for utilization of the deductible amounts and carryforwards. Without sufficient taxable income to offset the deductible amounts and carryforwards, the related tax benefits will expire unused. We have evaluated both positive and negative evidence in making a determination as to whether it is more likely than not that all or some portion of the deferred tax asset will not be realized. As a result of our acquisition, tax benefits that are recognized in future periods by the elimination of the valuation allowance at the acquisition date are to be applied, first to reduce to zero any goodwill related to the acquisition, and then to reduce to zero any noncurrent intangible assets related to the acquisition.

New Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment.” This statement replaces SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123(R) requires all stock-based employee compensation to be recorded as an expense in the consolidated statement of operations and that such cost be measured according to the fair value of stock options. SFAS No. 123(R) will be effective the first annual reporting period that begins after June 15, 2005. As we already charge stock-based employee compensation expense related to common units of MHLLC issued pursuant to employee subscription agreements based on the fair value of such units, the adoption of this statement will not have a material effect on our consolidated financial statements. See Note 12 to our consolidated financial statements included elsewhere herein. We have not yet determined the impact of SFAS No. 123(R) on our anticipated new equity incentive plan.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29.” SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets. It eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of Accounting Principles Board, or APB, Opinion No. 29 “Accounting for Nonmonetary Transactions” and replaces it with an exception for exchanges that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 will be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this statement will not have any effect on our consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, which we refer to as FIN 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” FIN 46 was subject to significant interpretation by the FASB, and was revised and reissued in December 2003, which we will refer to as FIN 46R. FIN 46R states that if an entity has a controlling financial interest in a variable interest entity, the assets, the liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements to the entity. The adoption of FIN 46 and FIN 46R did not have any effect on our consolidated financial statements, as we do not have any special purpose entities and no other arrangements that meet the definition of a variable interest entity which would require consolidation.

In March 2005, the FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligations.” FIN 47 clarifies that a conditional asset retirement obligation, as used in SFAS No. 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of the settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. FIN 47 is effective January 1, 2006, with early adoption allowed. We have not yet determined the impact, if any, FIN 47 will have on our consolidated financial statements.

In June 2005, the FASB issued Emerging Issues Task Force, which we refer to as EITF 05-06, “Determining the Amortization Period for Leasehold Improvements.” EITF 05-06 addresses the amortization period for leasehold improvements in operating leases that are either placed in service significantly after and not contemplated at or near the beginning of the initial lease term or acquired in a business combination. The adoption of EITF 05-06 will not have a material effect on our consolidated financial statements.

During October 2005, the FASB issued FASB Staff Position No. FAS 13-1, which we will refer to as FSP 13-1, which requires a lessee to cease capitalizing rental costs during the construction period as of the first reporting period beginning after December 15, 2005, which is the effective date of FSP 13-1. In accordance with FSP 13-1, beginning January 2, 2006 rental costs incurred during the construction period will be recognized as rental expense.

BUSINESS

Our Company

We are the world’s largest owner and operator of company-owned upscale steakhouse restaurants, based on the number of restaurants owned and operated by us as compared to our known competitors. We are also the second largest operator of upscale steakhouses in the United States, based on total number of restaurants as published in a 2005 Technomic Information Services report. We own and operate all of our restaurants and do not have any franchisees. Our founders Arnie Morton and Klaus Fritsch opened the original Morton’s steakhouse in downtown Chicago on December 21, 1978. Since then, we have expanded to a total of 69 Morton’s steakhouses, including 65 domestic restaurants located in 60 cities across 28 states, along with two restaurants in Canada, one in Hong Kong and one in Singapore. We also own and operate four upscale Italian restaurants, which are designed as white tablecloth, authentic Italian trattorias. In fiscal 2004, MHCI had total revenues of $276.3 million, operating income of $18.4 million and net loss of $(0.7) million, representing an increase (decrease) from fiscal 2003 of 6.8%, 10.3% and (117.4)%, respectively. MHCI’s net loss in fiscal 2004 reflects, among other things, the full year effect of interest on our 7.5% senior secured notes, which were issued on July 7, 2003, and seven months effect of interest on MHCI’s 14.0% senior secured notes, which were issued on June 4, 2004. In the nine month period ended October 2, 2005, MHCI had total revenues of $217.1 million, operating income of $10.7 million and net loss of $(0.4) million, representing increases in revenues and operating income of 8.7% and 30.0%, respectively, and a decrease in net loss of 85.5%, over the comparable period in fiscal 2004.

Morton’s steakhouses have remained true to our founders’ original vision of combining generous portions of high quality food prepared to exacting standards with exceptional service in an enjoyable dining environment. We have traditionally catered primarily to business clientele but have recently implemented strategies to broaden our appeal to local fine-dining guests. While our menu’s emphasis is on USDA prime aged steaks, we also feature other fresh premium items including chicken, lobster and other varieties of seafood, complemented by our extensive award winning premium wine list. By owning and operating all Morton’s steakhouses, each with a similar menu, we believe that we are better able to provide a consistently high quality dining experience across all our locations.

Morton’s steakhouses average approximately 8,300 square feet in size, including the kitchen area, and on average have seating for approximately 200 guests. All Morton’s steakhouses have a similar style, concept and decor, and are designed to convey an image of sophistication, warmth and a premium dining experience. All but one Morton’s steakhouse have on-premises, private dining and meeting facilities that we refer to as Boardrooms.

Restaurant Industry Overview

According to the National Restaurant Association, or the NRA, a restaurant trade association, U.S. restaurant industry sales in 2005 were approximately $486.1 billion, representing approximately 4% of the U.S. gross domestic product. The NRA projects that 2006 U.S. restaurant industry sales will be $511 billion, which, according to the NRA, would mark the fifteenth consecutive year of sales growth, adjusted for inflation, for the industry and a 5.1% increase over 2005. The NRA reports that the U.S. restaurant industry grew at a compound annual growth rate of 7.2% from 1970 through 2005, inclusively. Further, the NRA projects that 47.5% of total U.S. food expenditures will be spent at restaurants in 2006, up from 25% in 1955. This figure is projected by the NRA to grow to 53% of total U.S. food expenditures by 2010. Technomic, Inc., a national consulting and market research firm, projects sales at full-service restaurants in the United States will grow at a higher rate than sales for the U.S. restaurant industry as a whole, with sales in the full service steak segment expected to grow at a 6% average annual rate from 2004 through 2009.

The Economist Intelligence Unit, a market research firm, estimates that real disposable personal income, adjusted for inflation, in the United States will increase 3.9% in 2005 over 2004, following an increase of 3.4% in 2004 over 2003. In addition, according to Fitch Ratings, a ratings agency and research firm, the decrease in the size of the average U.S. household and the aging of the U.S. population have contributed to an increase in food-away-from-home expenditures. Fitch Ratings projects that these trends will continue to increase demand in the U.S. restaurant industry over the next 10 to 20 years.

According to U.S. Census Bureau projections, the population of the United States is expected to grow 9.5% from 2000 to 2010, while people in the 45 to 64 age group are expected to increase 29.7% over the same time frame, reflecting the aging of baby boomers. Additionally, according to the U.S. Census Bureau projections, the 45 to 64 age group is expected to represent 26.2% of the population in 2010, versus 22.1% in 2000, an increase of 18.5%. As a targeted demographic of Morton’s, we believe that the 45 to 64 age group has a higher level of discretionary spending than younger age groups and we expect it to generate a significant amount of sales for the U.S. upscale dining industry.

Our Business Strengths

We believe the following strengths have helped drive the growth of our business:

Premier Fine-Dining Brand. We believe that Morton’s, with its 27-year history and 69 steakhouses located in 60 cities across 28 states, and four international locations, is a premier fine-dining brand. We believe that our brand recognition is supported by our distinctive food and high service standards, which are exemplified by numerous awards and favorable reviews. In addition, we believe that our brand is enhanced by the sophisticated interior design of our Morton’s steakhouses, which are consistent in terms of style, concept and decor, and by the typical location of our restaurants in upscale retail, hotel, commercial and office complexes in major metropolitan and urban centers and surrounding suburban areas.

High Quality Cuisine. We strive to provide guests at Morton’s steakhouses with generous portions of high quality cuisine prepared to exacting standards. Morton’s steakhouses feature USDA prime aged beef in the United States and Canada and comparable high quality aged beef in our steakhouses in Asia. While the emphasis is on our steaks, we believe our menu selection is broad enough to appeal to many taste preferences and desires. We offer a wide selection of appetizers and salads. Besides featuring our USDA prime aged steaks, our menu includes other fresh premium items including lamb, chicken, lobster and a variety of other seafood. Complementing our substantial main course selections is our dessert menu that features our original Morton’s Legendary Hot Chocolate Cake, New York cheesecake, crème brulee and soufflés. In addition, each Morton’s steakhouse has a fully stocked bar and extensive premium wine list that offers approximately 200 wines selections in all restaurants, and a broader list of over 400 wines in selected restaurants. Every Morton’s steakhouse open at the end of 2004 received the Wine Spectator Award of Excellence, which was awarded for our well chosen selections of quality wines. During fiscal 2004 and the nine month period ended October 2, 2005, the average per-person Morton’s steakhouse check was approximately $84.70 and $86.25, respectively.

Consistency of Our Service, Experience and Atmosphere. We seek to consistently provide guests with the same fine-dining steakhouse experience at all Morton’s steakhouses. Among the key aspects of the experience is our signature tableside presentation of many of our menu items. Our servers conduct this presentation to our dining room guests in all Morton’s steakhouses. We believe this visual presentation allows our guests to see the freshness and quality of our food and enhances our guests’ experience. In addition, all Morton’s steakhouses feature common design elements, including rich woods, a wine display wall, LeRoy Neiman artwork and private wine lockers. All Morton’s steakhouses also feature an open display kitchen where our chefs and broilers are visible, which we believe increases the energy level of the restaurant and further enhances our guests’ experience. Our typical table to server ratio is three to one, which helps us provide our guests with personal, attentive service.

Strong Restaurant-Level Economics. We believe that the combination of our brand strength, the success of our Morton’s steakhouses and our prudent approach to the use of capital has resulted in strong returns on invested capital. Morton’s steakhouses open for all of fiscal 2005 generated average revenues of approximately $4.1 million per restaurant. In the case of the four new Morton’s steakhouses that we opened during the nine month period ended October 2, 2005, our average initial cash investment, net of landlord contributions and equipment financing, was approximately $2.0 million, including pre-opening costs of approximately $0.5 million, which are expensed under GAAP. We believe these factors, along with the demographics of our typical guests, make us a desirable tenant for real estate developers, thereby enabling us to develop new restaurants at attractive investment levels.

Effective Cost Control Mechanisms. We believe that our operations and cost control systems, which we have developed and refined over our 27-year history, enable us to maintain a high degree of control over operating expenses and allow us to better adjust our cost structure to changes in revenues. We also believe that centralized sourcing from our primary suppliers of beef and other products gives us significant cost and availability advantages over many independent steakhouses. In addition, all Morton’s steakhouses report daily to our headquarters through a sophisticated point-of-sale system that allows us to monitor revenues, costs, labor, inventory and other operating statistics.

Highly Experienced Management Team. Our executive management team has an average of 23 years of experience in the restaurant industry. Thomas J. Baldwin, our Chairman, Chief Executive Officer and President, has been with us since 1989 and has over 21 years of experience in the restaurant industry, including as our Chief Financial Officer from 1989 to 2005. Edie A. Ames, President of our subsidiary, Morton’s of Chicago, Inc., who joined us in 2005, has over 20 years of experience in the restaurant industry. Ronald M. DiNella, our Senior Vice President and Chief Financial Officer, has been with us since 1992 and has over 23 years of experience in the restaurant industry. In addition, our 12 regional managers average 25 years of restaurant experience, including eight years of experience with us.

Our Growth Strategy

Our objectives are to further leverage our experience in operating our Morton’s steakhouses to increase the revenues and operating income of our existing restaurants, and to open new Morton’s steakhouses in existing markets and selected new domestic and international markets.

Continue to Broaden Our Appeal. Traditionally, the primary target market of our Morton’s steakhouses has been business-oriented guests. Recently, we also have increased our focus on local fine-dining guests. We have developed several marketing initiatives, including the addition of new menu items developed through market testing, new wine selections and the use of targeted direct mailings, as part of our strategy to increase the appeal and awareness of our fine-dining steakhouse experience with local fine-dining guests. We have evolved our menu to include new appetizers, such as tuna tartare, and additional entree items, such as “slightly smaller” steaks and Australian lobster tails. We have also enhanced our wine program through the introduction of upscale stemware and specialized wine training for our restaurant managers and servers. In addition, we have recently introduced a new bar concept, Bar 12·21, which we believe has further broadened our appeal and increased dining capacity in the restaurants where it has been implemented.

Expand Bar 12·21 Concept. Our new bar concept, named Bar 12·21 to commemorate the date that our original Morton’s steakhouse opened, is intended to provide a comfortable, warm atmosphere to meet friends or business associates and enjoy a large selection of fine spirits, wines and appetizers. Our new Bar Bites menu, exclusively offered in the bar and starting at $3, features appetizers such as mini prime cheeseburgers, petite filet mignon sandwiches, potato skins and chicken goujonettes. The redesign typically includes opening the bar area to the restaurant and reconfiguring the bar top and adjacent tables to create more comfortable seating and what we believe is a more inviting area for gathering and dining. We feature our Bar 12·21 concept in all new Morton’s steakhouses opened after fiscal 2003, and we have remodeled the bar area in three existing Morton’s steakhouses to include our Bar 12·21 concept. During fiscal 2006, we plan to remodel the bar area in at least six other Morton’s steakhouses to provide a similar atmosphere. We currently expect to remodel the bar area in approximately four to six other Morton’s steakhouses in each of the next several years.

Expand Our Boardroom Business. All but one of our Morton’s steakhouses have on-premises, private dining and meeting facilities that we refer to as Boardrooms, which generated approximately 18.7% of revenues generated by our Morton’s steakhouses for fiscal 2004. We seek to increase the utilization of our Boardrooms because they typically generate a higher average check per person than our dining rooms, and allow us to better leverage our fixed costs and achieve higher margins on those revenues. We host many business and non-business events in our Boardrooms such as corporate events, sales meetings, presentations, charity events and private parties, and can accommodate both small and large groups. We believe that we are able to provide guests in our Boardrooms with audio-visual capabilities that are comparable, and a level of food and service quality that is comparable or superior, to many upscale hotels. We have a national sales and marketing department at our corporate offices in addition to sales and marketing employees at 68 of our Morton’s steakhouses that target corporate clients and special occasion celebrations of our local guests with the goal of increasing our Boardroom utilization. In addition to promoting our current Boardrooms, during fiscal 2006 we are planning to add additional Boardrooms in three of our existing Morton’s steakhouses. We are currently evaluating other Morton’s steakhouses for increased Boardroom capacity. In these situations, we typically look to rent additional space contiguous to the current restaurant for more Boardrooms and, as necessary, to increase kitchen area to support higher volume levels.

Pursue Disciplined New Restaurant Growth. We plan to expand our Morton’s concept and strong brand name by opening new Morton’s steakhouses in our existing markets that we believe can support additional restaurants. We believe that many of the major markets in which we currently operate can support one or more additional Morton’s steakhouses due to the large local business and local fine-dining guest population. We also plan to enter new markets selectively when we believe that those markets can successfully support a Morton’s steakhouse. We currently expect to open four to five new Morton’s steakhouses in 2006 and approximately five to seven new Morton’s steakhouses in each of the next several years.

Site Development and Expansion

We employ rigorous selection criteria for both existing and new markets when selecting new Morton’s steakhouse sites. Our training department oversees our new restaurant-opening program, which includes teams whose objective is to optimize the performance and efficiencies of our new restaurants. Typically, we open our new Morton’s steakhouses with a combination of seasoned restaurant managers, trainers and chefs from our established Morton’s steakhouses. The training team typically spends approximately four to five weeks ensuring that the new employees are well trained and capable of consistently maintaining our high standards for service and food at the new location.

To date, we have sought to reduce our capital investments in new Morton’s steakhouses by obtaining substantial landlord contributions. These landlord contributions typically take the form of cash payments to us but sometimes take the form of reduced rent. Morton’s steakhouse leases typically provide for a minimum annual rent and contingent rent to be determined as a percentage of the applicable restaurant’s annual gross revenues, subject to market-based minimum annual rents. As a result, annual rent expense, which we include in restaurant operating expenses in our consolidated statements of operations, varies according to restaurant revenues. This leasing strategy has enabled us to reduce our net investments in newly developed restaurants. The costs of opening a Morton’s steakhouse vary by restaurant depending upon, among other things, the location of the site and construction required. We generally lease Morton’s steakhouse sites and operate both free-standing restaurants and restaurants located in upscale retail, hotel, commercial and office complexes, which we refer to as in-line restaurants, in major metropolitan and urban centers and surrounding suburban areas. We currently target our initial average cash investment, net of landlord contributions and equipment financing, to open new Morton’s steakhouses in leased premises to be approximately $2.0 million per restaurant, including pre-opening costs of approximately $0.5 million, which are expensed under GAAP, although we may expend greater amounts for particular restaurants.

The standard decor and interior design of each of our restaurant concepts can be readily adapted to accommodate different types of locations. We believe that the locations of our restaurants are critical to our long-term success, and we devote significant time and resources to analyzing each prospective site. As we have expanded, we have developed and refined specific criteria by which we evaluate each prospective site. Potential sites generally are sought in major metropolitan areas. We consider factors such as demographic information, average household size, income, traffic patterns, proximity to shopping areas and office buildings, hotels and convention centers, area restaurant competition, accessibility and visibility. Our ability to open new restaurants depends upon, among other things, finding quality locations, reaching acceptable agreements regarding the lease or purchase of locations, raising or having available an adequate amount of money for construction and opening costs, timely hiring, training and retaining the skilled management and other employees necessary to meet staffing needs, obtaining, for an acceptable cost, required permits and approvals and efficiently managing the amount of time and money used to build and open each new restaurant. For information regarding the risks associated with expansion, see “Risk Factors—Our continued growth depends on our ability to open new restaurants and operate new restaurants profitably.”

Properties

Locations

Our restaurants generally are located in space leased by our subsidiaries. Our restaurant lease expirations, including renewal options, range from one to 36 years. Our leases typically provide for renewal options for terms ranging from five to 15 years. Restaurant leases typically provide for a minimum annual rent and contingent rent to be determined as a percentage of the applicable restaurant’s annual gross revenues, subject to market-based minimum annual rents. Generally, leases are “net leases” that require our subsidiary that is a party to the lease to pay its pro rata share of taxes, insurance and maintenance costs. Typically, one of our subsidiaries is a party to the lease, and performance is guaranteed by another one of our subsidiaries for a portion of the lease term. We operate six restaurants on properties that we own and operate 67 restaurants on leased properties.

We lease our executive offices in approximately 20,700 square feet in Chicago, Illinois. We also lease office space in approximately 9,800 square feet in New Hyde Park, New York. During August 2005, we entered into a termination agreement relating to the lease of our former Chicago headquarters. We believe that our current office and operating space is suitable and adequate for its intended purposes.

We owned and operated 69 Morton’s steakhouses and four Italian restaurants as of October 2, 2005. The following table provides information with respect to those restaurants:

Morton’s, Date Opened

Chicago, IL (1) December 1978

Washington (Georgetown), DC November 1982

Westchester/Oakbrook, IL June 1986

Dallas (Downtown), TX May 1987

Boston, MA December 1987

Rosemont, IL June 1989

Cleveland, OH September 1990

Tysons Corner, VA November 1990

Columbus, OH April 1991

Cincinnati, OH August 1991

San Antonio, TX September 1991

Palm Beach, FL November 1991

Minneapolis, MN December 1991

Beverly Hills, CA(2) October 1992

Detroit (Southfield), MI November 1992

Sacramento, CA May 1993

Pittsburgh, PA August 1993

New York (Midtown Manhattan), NY October 1993

St. Louis (Clayton), MO December 1993

Palm Desert, CA January 1994

Atlanta (Buckhead), GA March 1994

Charlotte, NC July 1994

San Francisco, CA November 1994

Denver (Downtown), CO March 1995

Atlanta (Downtown), GA November 1995

Houston, TX January 1996

Phoenix, AZ March 1996

Orlando, FL March 1996

Washington (Connecticut Ave.), DC January 1997

San Diego, CA April 1997

Baltimore, MD August 1997

Miami (Downtown), FL December 1997

Stamford, CT February 1998

Singapore May 1998

North Miami Beach, FL July 1998

Toronto, Canada September 1998

Portland, OR December 1998

Nashville, TN January 1999

Scottsdale, AZ January 1999

Philadelphia, PA July 1999

Boca Raton, FL August 1999

Kansas City, MO October 1999

Indianapolis, IN November 1999

Schaumburg, IL December 1999

Hong Kong (Kowloon) December 1999

Seattle, WA December 1999

Denver (Tech Center), CO March 2000

Las Vegas, NV May 2000

Jacksonville, FL June 2000

Hartford, CT September 2000

San Juan, PR October 2000

Great Neck (Long Island), NY October 2000

Vancouver, Canada October 2000

New Orleans, LA December 2000

Louisville, KY June 2001

Reston, VA July 2001

Santa Ana/Costa Mesa, CA November 2001

Los Angeles (Downtown), CA (2) November 2001

Honolulu, HI November 2001

King of Prussia, PA April 2002

Hackensack, NJ September 2002

Arlington, VA October 2002

Burbank, CA (2) November 2002

Richmond, VA February 2003

White Plains, NY July 2004

Charlotte, NC (Southpark) January 2005

Chicago, IL (Wacker Place) February 2005

Bethesda, MD February 2005

Atlantic City, NJ August 2005

Italian Restaurants(3), Date Opened

Las Vegas, NV May 1992

King of Prussia, PA November 1995

Indianapolis, IN October 1996

West Las Vegas, NV December 1998

(1)  Does not have Boardroom Facilities.

(2)  Operates under the name “Arnie Morton’s of Chicago.”

(3)  Operate under the name “Bertolini’s Authentic Trattorias.”

We currently have signed leases for six new Morton’s steakhouses in Anaheim, California, Coral Gables, Florida, Fort Lauderdale, Florida, Northbrook, Illinois, Troy, Michigan and Houston, Texas. In January 2006, we signed a new 15 year lease with respect to our existing Italian restaurant located in Las Vegas, Nevada. We expect this restaurant to be closed for renovations for approximately five months, beginning August 2006. See “Risk Factors—Our results of operations will be adversely affected by the planned closure of one of our Italian restaurants during renovations” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Events Affecting Our Results of Operations.”

Restaurant Operations and Management

Our restaurants have a well-developed management infrastructure and we operate and manage Morton’s steakhouses and our Italian restaurants as distinct concepts. Regional managers supervise the operations for our restaurants, and each is responsible for several restaurants and reports to a regional vice president. We believe we have created a culture of accountability whereby regional vice presidents and regional managers meet monthly with senior corporate management to review operations and address issues. Working in concert with regional vice presidents, regional managers and restaurant general managers, senior corporate management sets operations and performance objectives for each restaurant. We have established incentive plans tied to achieving specified revenue, profitability and operating targets and related quality objectives for regional vice presidents, regional managers and some of our restaurant managers. We believe that our Morton’s restaurant management staff is highly trained, experienced and motivated in part due to a success-based compensation program and benefit plans that we believe help reduce employee turnover and enhance operating efficiencies.

We strive to maintain quality and consistency in our restaurants through the careful training and supervision of personnel and the establishment of standards relating to food and beverage preparation, maintenance of facilities and conduct of personnel. Restaurant managers, many of whom have been promoted from our restaurant personnel, must complete a training program in the restaurant of typically six to twelve weeks during which we instruct them in areas of restaurant management, including food quality and preparation, customer service, alcoholic beverage service, liquor liability avoidance and employee relations. We also provide restaurant managers with operations manuals relating to food and beverage preparation and operation of restaurants. These manuals are designed to ensure uniform operations, consistently high quality products and service, and proper management and accounting for restaurant operations. On a quarterly basis, we conduct “Morton’s University,” which is a one week classroom experience for our entry level managers that focuses on specific Morton’s expectations, accountability, communication, compliance and development of camaraderie amongst management teams. We continually seek to improve and evolve our training and development processes. We hold regular meetings of our restaurant managers, as well as holding our annual general manager conference and our annual sales and marketing conference, to discuss sales opportunities, menu items, ongoing training and development of staff and other aspects of effective business management.

The staff for a typical Morton’s steakhouse consists of one general manager, up to four assistant managers and approximately 40 to 60 hourly employees. The staff for each of our Italian restaurants consists of one general manager, up to six assistant managers and approximately 70 to 100 hourly employees. Each of our new restaurant employees typically participates in a training program during which the employee works under the close supervision of restaurant managers. We strive to instill enthusiasm and dedication in our employees. Restaurant management regularly solicits employee suggestions concerning restaurant operations, and strives to be responsive to employee concerns and to meet regularly with employees at each of the restaurants.

We devote considerable attention to managing food and operating costs. We make extensive use of information technology to provide us with pertinent information on daily revenues and inventory requirements, thus reducing the need to carry excessive quantities of food inventories. This cost management system is complemented by our ability to obtain certain volume-based discounts. In addition, all of the restaurants within each of our two restaurant concepts have similar menu items and common operating methods, allowing for more simplified management operating controls.

Each Morton’s steakhouse employs a full time food and beverage controller, which provides us with an in-house purchasing manager from both a quality and control standpoint. The food and beverage controller is responsible for minimizing product losses and ensuring that all products received meet our high quality standards.

We maintain financial and accounting controls for each of our restaurants through the use of centralized accounting and management information systems and specified reporting requirements. On a daily basis, we collect revenue, cost and related information for each restaurant. We provide restaurant managers with operating statements for their respective restaurants. Cash and credit card receipts are controlled through daily deposits to local or concentration operating accounts, the balances of which are transferred or deposited to cash concentration accounts. All of our restaurants utilize the same computerized point of sale system, which provides consistent centralized reporting that is available to both restaurant and corporate management. Information captured by the point of sale system flows to the restaurant accounting system, which allows management to review product sales mix, profit margins, cost of sales data, inventory levels and cash and credit card receipts on a daily basis. Sales are reported daily and reconciled by the accounting department in our corporate office before they are posted to our accounting system. Cost of sales, inventory and other operating expenses are imported directly from the restaurant accounting system into the general ledger.

Our corporate financial reporting system provides additional comprehensive financial reports. Information such as daily, weekly, monthly and year to date sales comparisons, financial statements, ideal versus actual reported costs and ideal versus actual cost of sales are prepared on a restaurant, regional and consolidated basis. These reports are made available to operations and senior management through our internal intranet site.

All Morton’s steakhouses utilize OpenTable, a third-party reservation and data management system that allows us to recognize and record the preferences of our guests through its shared reservation database. This system enables our managers to record guest reservations, special requests and any other relevant guest information. Through the OpenTable website, our guests can make reservations online 24 hours a day, seven days a week for all worldwide Morton’s locations.

Purchasing

Our ability to maintain consistent high quality throughout our restaurants depends in part upon the ability to procure food products and related items from approved sources in accordance with our strict product specifications. Morton’s has typically entered into purchasing arrangements, generally lasting for up to one year each, directly with our major beef suppliers. Our procurement strategies are intended to provide us with flexibility to benefit from market opportunities should they arise, without sacrificing product quality. These strategies have historically provided us with a consistent supply and helped us to manage purchase costs.

Our largest single purchase item is beef, which, for our U.S. and Canadian restaurants, consists of USDA prime beef for all of our steaks other than our filet mignon, which is USDA choice. Morton’s domestic beef is shipped from our suppliers directly to two meat cutting operations in Chicago, where it is aged and portion cut by skilled meat cutters in accordance with our specifications. The portion controlled meat is packaged and shipped to domestic Morton’s steakhouses by refrigerated common carrier. We believe this process allows us to serve a more consistent product in each Morton’s steakhouse. We also make supply contingency arrangements to cover business fluctuations or additional short-term restaurant needs. Due to restrictions imposed in December 2003 on the export of U.S. beef, we use high quality non-U.S. aged beef in our restaurants in Asia that we believe closely mirrors our domestic standards and specifications. We use several global vendors for additional items such as shrimp, seafood and cheesecake to maintain the high quality and consistency that Morton’s specifications require. Additional products used by Morton’s are locally procured using similar stringent standards and product specifications. Our Italian restaurants also adhere to strict product specifications and use national, regional and local suppliers.

Food and supplies are shipped directly to the restaurants and invoices for purchases are processed in local restaurant accounting systems for cost analysis and then sent for review and payment to our Chicago office.

Marketing

We believe that our commitment to providing quality food, hospitality, service and a high level of value at our price point is an effective approach to attracting and maintaining guests. As part of this approach, we have nine dedicated sales and marketing employees at the corporate level, and an additional dedicated sales and marketing employee at 68 of our Morton’s steakhouses. We utilize a variety of local and company-wide marketing and public relations techniques intended to maintain and build our guest traffic, maintain and enhance our Morton’s brand image and continually improve and refine our fine-dining steakhouse experience. For example, we use databases to identify our target guests and use paper and electronic direct mailings to increase their awareness of our fine-dining steakhouse experience and of our local promotional activities. We also host a number of special events such as wine dinners, opening benefit parties, sports theme dinners and our “Local Legend” dinners featuring a local celebrity. For example, during 2004, we commissioned the world’s largest wine bottle, as certified by the Guinness Book of World Records, which we exhibited at many of our Morton’s steakhouses throughout the United States. Our world’s largest wine bottle was auctioned at Sotheby’s and the proceeds were donated to Share Our Strength.

In addition, we use various local public relations and marketing consultants and limited airport signage and targeted print advertising. In the past we have placed, and may continue to place, selected advertisements in periodicals such as Boston Magazine, Chicago Magazine, Los Angeles Magazine and New York Magazine.

Competition

The restaurant business is highly competitive and fragmented, and the number, size and strength of competitors vary widely by region. We believe that restaurant competition is based on, among other things, quality of food products, customer service, reputation, restaurant decor and location, name recognition and price. Our restaurants compete with a number of restaurants within their markets, both locally-owned restaurants and other restaurants that are members of regional or national chains. The restaurant business is also impacted by various factors including changes in consumer taste, economic and market conditions, demographic trends, traffic patterns, employee availability and benefits, regulatory developments, product availability and cost increases. For information regarding the risks associated with competition, see “Risk Factors—Our restaurants may not be able to compete successfully with other restaurants and, as a result, we may not achieve our projected revenue and profitability targets.”

Intellectual Property

We have registered the names Morton’s, Morton’s of Chicago and certain other names used by our restaurants as trade names, trademarks or service marks with the United States Patent and Trademark Office and in certain foreign countries. We are aware of names similar to those of our restaurants used by third parties in certain limited geographical areas, although we do not anticipate that such use will prevent us from using our marks in those areas. We believe that our trade names, trademarks and service marks are valuable to the operation of our restaurants and are important to our marketing strategy. For information regarding the risks associated with service marks and trademarks, see “Risk Factors—The failure to enforce and maintain our intellectual property rights could enable others to use names confusingly similar to Morton’s, Morton’s of Chicago and other names and marks used by our restaurants which could adversely affect the value of the Morton’s brand.”

Employees

As of October 2, 2005, we had 3,948 employees, of whom 3,438 were hourly restaurant employees, 399 were salaried restaurant employees engaged in administrative and supervisory capacities and 111 were corporate and office personnel. Many of our hourly employees are employed on a part-time basis to provide services necessary during peak periods of restaurant operations. None of our employees are covered by a collective bargaining agreement. We believe that we generally have good relations with our employees.

Government Regulation

Our restaurants are subject to licensing and regulation by state and local health, safety, fire and other authorities, including licensing and regulation requirements for the sale of alcoholic beverages and food. We maintain the necessary restaurant, alcoholic beverage and retail licenses, permits and approvals. The development and construction of additional restaurants will also be subject to compliance with applicable zoning, land use and environmental regulations. Federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime, unemployment tax rates, workers’ compensation rates, citizenship requirements and sales taxes. We are also subject to the Fair Labor Standards Act, the Immigration Reform and Control Act of 1986 and various federal and state laws governing such matters as minimum wages, overtime, tips, tip credits and other working conditions.

Our restaurants are subject in each state in which we operate to “dram shop” laws, which allow, in general, a person to sue us if that person was injured by an intoxicated person who was wrongfully served alcoholic beverages at one of our restaurants. A judgment against us under a dram shop law could exceed our liability insurance coverage policy limits and could result in substantial liability for us and have a material adverse effect on our results of operations. Our inability to continue to obtain such insurance coverage at reasonable costs also could have a material adverse effect on us. For information regarding the risks associated with government regulation, see “Risk Factors—We may incur additional costs or liabilities and lose revenues as a result of litigation and government regulation affecting the operation of our restaurants.”

Legal Proceedings

Since August 2002, a number of our current and former employees in New York, Massachusetts and Florida have initiated arbitrations with the American Arbitration Association in their respective states alleging that we have violated state (Massachusetts arbitration), state and federal (New York arbitrations) and federal (Florida arbitrations) wage and hour laws regarding the sharing of tips with other employees and failure to pay for all hours worked. There are two group arbitrations pending in Florida. One is proceeding in Palm Beach as a collective action with approximately 27 claimants. The second is proceeding in Miami as a consolidated action with approximately six claimants. In addition, there are two individual demands for arbitration pending in Florida that may ultimately be joined to the Miami arbitration. The arbitrator in the New York arbitrations has permitted the approximately 88 claimants to consolidate their arbitrations into one action and proceed as a collective action, and a decision with respect to this proceeding is expected in the near future. The Massachusetts arbitrator has ruled that the claimants may proceed as a class, but to date there are three people in the class and the arbitrator recently ruled that there would be no automatic certification. In general, the complainants are seeking restitution of tips, the difference between the tip credit wage and the minimum wage, payment for hours worked off the clock (in the Miami arbitration and in the individual Florida arbitrations only), liquidated damages and attorneys’ fees and costs. We are contesting these matters vigorously. The complainants in New York are seeking an aggregate of approximately $1.7 million. The complainants in Florida and Massachusetts have not stated the estimated amount of damages they seek and, at this stage of the proceedings, it is not possible to state the estimated damages sought by the complainants.

In November 2004, current and former employees of the Sacramento, California Morton’s steakhouse commenced a federal lawsuit in the Superior Court of the State of California, County of Sacramento, asserting individual, representative and class claims against the Sacramento Morton’s steakhouse and several other Morton’s steakhouses. The plaintiffs asserted claims based on our alleged failure to provide them with meal and rest periods, and for unlawful tip sharing and unfair competition. The plaintiffs seek restitution of tips, meal and break period compensation and attorneys’ fees. The plaintiffs have not stated the estimated amount of damages they seek and, at this stage of the proceedings, it is not possible to state the estimated damages sought by the plaintiffs. Dismissals with prejudice for all defendants, except the Sacramento Morton’s steakhouse, were granted. The claims against the Sacramento Morton’s steakhouse have been moved to arbitration.

In May 2005, a former employee of the Boston, Massachusetts Morton’s steakhouse filed a nationwide class action complaint in federal court in the United States District Court, District of Massachusetts, alleging that the sharing of tips with other restaurant employees violates the Fair Labor Standards Act. The plaintiffs have not stated the estimated amount of damages they seek and, at this stage of the proceedings, it is not possible to state the estimated damages sought by the plaintiffs. We moved to dismiss the complaint and compel arbitration. While the motion was pending, the plaintiff filed a nationwide collective action demand for arbitration with the American Arbitration Association. The demand for arbitration alleges the same facts as the lawsuit filed in federal court. Our motion to dismiss was granted and the matter is moving forward as an arbitration. On January 13, 2006, a second claimant, a former employee of the Portland and Phoenix restaurant was added. There are currently two named claimants.

We have not established any accruals for judgments, and insurance is not available to cover any liabilities, with respect to these wage and hour matters. We are involved in various other claims and legal actions arising in the ordinary course of business. We do not believe that the ultimate resolution of these actions will have a material adverse effect on our financial condition.

MANAGEMENT

Executive Officers and Directors

Our directors and executive officers, their ages and their titles upon consummation of this offering will be as set forth below.

Name	Age	Position
Thomas J. Baldwin	50	Chairman, Chief Executive Officer, President and Director
Ronald M. DiNella	45	Senior Vice President, Chief Financial Officer, Secretary and Treasurer
Roger J. Drake	45	Vice President of Communications
Edie A. Ames	39	President-Morton’s of Chicago, Inc.
Klaus W. Fritsch	63	Vice Chairman and Co-Founder-Morton’s of Chicago, Inc.
Kevin E. Weinert	55	Senior Vice President of Operations-Morton’s of Chicago, Inc.
James W. Kirkpatrick	52	Senior Vice President of Development-Morton’s of Chicago, Inc.
John K. Castle	65	Director
Lee M. Cohn	58	Director
Dr. John J. Connolly	66	Director
Robert A. Goldschmidt	67	Director
Dr. Laurence E. Paul	41	Director
Stephen E. Paul	38	Director
David B. Pittaway	54	Director
Dianne H. Russell	62	Director
Zane Tankel	65	Director
Alan A. Teran	60	Director
Justin B. Wender	36	Director

Thomas J. Baldwin has been Chairman, Chief Executive Officer and President since December 2005. He has been a director since February 2003 and previously was a director from November 1998 through July 2002. Previously, he served as Executive Vice President and Chief Financial Officer from January 1997 until December 2005. He served as Senior Vice President, Finance from June 1992 and Vice President, Finance from December 1988. In addition, Mr. Baldwin served as Chief Financial Officer and Treasurer from December 1988 until December 2005. From October 2002 to December 2005, Mr. Baldwin also served as Secretary after serving as Assistant Secretary since 1988. His previous experience includes two years at Citicorp and seven years at General Foods Corp., now part of Kraft Foods. Mr. Baldwin is a member of the board of directors of the March of Dimes Connecticut Division.

Ronald M. DiNella has been Senior Vice President, Chief Financial Officer, Secretary and Treasurer since December 2005. Mr. DiNella previously served as Senior Vice President, Finance for Morton’s of Chicago, Inc., our indirect wholly-owned subsidiary, from 1998 to 2005 and Vice President, Finance from 1992 to 1998. Mr. DiNella’s previous experience includes nine years with Arnie Morton’s Management Group, a local Chicago restaurant chain headed by Morton’s co-founder, Arnie Morton, where he served as Controller. Mr. DiNella serves on the board of directors of the Illinois Restaurant Association and is its immediate past chairman. Mr. DiNella is a licensed certified public accountant in the State of Illinois.

Roger J. Drake has been Vice President of Communications since May 1999. Previously, he served as Director of Communications since February 1994. Mr. Drake previously owned and operated Drake Productions, a video and marketing communications company, from April 1987 to December 1993. Prior to that, Mr. Drake served as senior producer, editor and copywriter at Major League Baseball Productions, from May 1981 to June 1986.

Edie A. Ames has been President of Morton’s of Chicago, Inc., our indirect wholly-owned subsidiary, since July 2005. Previously, Ms. Ames had been Regional Vice President of Operations and Training for

California Pizza Kitchen, Inc. since January 2004. Prior to that, Ms. Ames worked for California Pizza Kitchen, Inc. where she served in various positions including Regional Director of Operations, Senior General Manager and General Manager since January 1994. Ms. Ames served as Manager and Director of Training for Malone’s Grill & Bar, from 1986 to 1994.

Klaus W. Fritsch has been Vice Chairman of Morton’s of Chicago, Inc., our indirect wholly-owned subsidiary, since May 1992. Mr. Fritsch has been with Morton’s of Chicago, Inc. since its inception in 1978, when he co-founded Morton’s. After Mr. Arnold Morton ceased active involvement in 1987, Mr. Fritsch assumed all operating responsibilities as President, in which capacity he served until May 1992.

Kevin E. Weinert has been Senior Vice President of Operations of Morton’s of Chicago, Inc., our indirect wholly-owned subsidiary, since January 2004. Mr. Weinert previously served as its Vice President of Operations from January 1999 to January 2004. Prior to that, Mr. Weinert was a Regional Manager and General Manager for Morton’s steakhouses in several cities and has been employed by us for twenty-four years.

James W. Kirkpatrick will become Senior Vice President of Development of Morton’s of Chicago, Inc., our indirect wholly-owned subsidiary, prior to consummation of this offering. Previously, Mr. Kirkpatrick was the vice president of real estate and construction for Applebee’s International, Inc., where he was employed since 1992. Before joining Applebee’s, Mr. Kirkpatrick held real estate director and manager positions with three restaurant companies: Gilbert Robinson, Inc., TGI Friday’s, Inc. and Pizza Hut, Inc. He also served as a real estate director for Pier One Imports, Inc. Mr. Kirkpatrick has a masters degree in architectural management from the University of Kansas, a masters degree in business administration from Baylor University, and a bachelor of arts degree in economics from Rockhurst College.

John K. Castle will be a director upon consummation of this offering and has been a member of MHLLC’s board of advisors since October 2002. Mr. Castle was also a director from December 1988 through July 2002. Mr. Castle is Chairman and Chief Executive Officer of Castle Harlan, Inc. Immediately prior to forming Castle Harlan, Inc. in 1986, Mr. Castle was President and Chief Executive Officer of Donaldson, Lufkin & Jenrette, Inc., one of the nation’s leading investment banking firms. At that time, he also served as a director of the Equitable Life Assurance Society of the U.S. Mr. Castle is a board member of Ames True Temper, Inc., Advanced Accessory Systems, LLC, Horizon Lines, LLC, Wilshire Restaurant Group, Inc., and various private equity companies. Mr. Castle has also been elected to serve as a Life Member of the Massachusetts Institute of Technology. He has served for 22 years as a trustee of New York Medical College, including eleven of those years as Chairman of the Board. He is a member of the Board of the Whitehead Institute for Biomedical Research, and was Founding Chairman of the Whitehead Board of Associates. He is also a member of The New York Presbyterian Hospital Board of Trustees. Mr. Castle received his bachelors degree from the Massachusetts Institute of Technology, his MBA as a Baker Scholar with High Distinction from Harvard, and has two Honorary Doctorate Degrees of Humane Letters.

Lee M. Cohn will be a director upon consummation of this offering and has been a member of MHLLC’s board of advisors since February 2003. He previously served as a director from August 1997 through July 2002. Mr. Cohn co-founded and has been the Chief Executive Officer of Big 4 Restaurants, Inc., located in Scottsdale, Arizona, since 1973. Mr. Cohn has served on the boards of Valley Big Brothers and the Phoenix Ballet Company and is an active member of The Phoenix Thunderbirds, The Fiesta Bowl Committee and the Young Presidents Organization. Mr. Cohn is a director of McCormick & Schmick’s Seafood Restaurants, Inc. and Wilshire Restaurant Group, Inc., which are affiliates of Castle Harlan, Inc.

Dr. John J. Connolly will be a director upon consummation of this offering and has been a member of MHLLC’s board of advisors since February 2003. Dr. Connolly previously served as a director from October 1994 through July 2002. He has been the President and Chief Executive Officer of Castle Connolly Medical Ltd. since 1992. He previously served as President and Chief Executive Officer of New York Medical College

for over ten years. He serves on the President’s Advisory Council of the United Hospital Fund, as a member of the board of advisors of the Whitehead Institute and as a director of the New York Business Group on Health. He also has served as Chairman of the Board of Trustees of St. Francis Hospital in Poughkeepsie and was the first Chairman of the Dutchess County Industrial Development Agency. He is a fellow of the New York Academy of Medicine and is a founder and past Chairman of the American Lyme Disease Foundation. Dr. Connolly serves as a Trustee Emeritus and past Chairman of the Board of the Culinary Institute of America. Dr. Connolly also presently serves as a director of Dearborn Risk Management, Health Enhancement Inc. and Publishing Works, Ltd.

Robert A. Goldschmidt will be a director upon consummation of this offering. Mr. Goldschmidt is currently retired, and from time to time serves as an independent consultant. Mr. Goldschmidt previously served as the Chief Financial Officer for the Archdiocese of New York from November 1994 to February 2002. Mr. Goldschmidt is a Certified Public Accountant and a Professional Engineer.

Dr. Laurence E. Paul will be a director upon consummation of this offering and has been a member of MHLLC’s board of advisors since October 2002. Dr. Paul is a Managing Principal of Laurel Crown Capital, LLC, a private investment company. Dr. Paul was a Vice President of The Louis Berkman Company from May 2001 through September 2002. Formerly, Dr. Paul was a Managing Director at Donaldson, Lufkin & Jenrette, Inc. and then CS First Boston after Credit Suisse Group’s purchase of Donaldson, Lufkin & Jenrette, Inc. He served at Donaldson, Lufkin & Jenrette, Inc. and its successor from 1994 through 2001. Dr. Paul is a director of Biovail Corporation, Ampco-Pittsburgh Corporation and Global Fitness Holdings LLC. In addition he serves on the boards of Harvard Medical School, the Biomedical Services division of the American Red Cross and the Los Angeles Chapter of the American Red Cross. Dr. Paul received his bachelors degree and M.D. from Harvard University and earned an M.B.A. from The Stanford Graduate School of Business. Dr. Laurence E. Paul and Stephen E. Paul are brothers.

Stephen E. Paul will be a director upon consummation of this offering and has been a member of MHLLC’s board of advisors since October 2002. Mr. Paul is a Managing Principal of Laurel Crown Capital, LLC, a private investment company. Mr. Paul was a Vice President of The Louis Berkman Company from May 2001 through September 2002. Formerly, Mr. Paul was a Vice President of Business Development of eToys, Inc. since May 1998, and before that, an Associate at Donaldson, Lufkin & Jenrette, Inc., where he was employed from August 1995 to May 1998. Mr. Paul is a director of Ampco-Pittsburgh Corporation and Global Fitness Holdings LLC. In addition, he is a Trustee of The Loomis Chaffee School. Mr. Paul is a graduate of Cornell University and earned an M.B.A. from Harvard Business School. Dr. Laurence E. Paul and Stephen E. Paul are brothers.

David B. Pittaway will be a director upon consummation of this offering and has been a member of MHLLC’s board of advisors since October 2002. Mr. Pittaway previously served as a director from December 1988 through July 2002. Mr. Pittaway is currently the Senior Managing Director, Senior Vice President and Secretary of Castle Harlan, Inc. He has been with Castle Harlan, Inc. since 1987. Mr. Pittaway has been Vice President and Secretary of Branford Castle, Inc., an investment company, since October 1986. From 1987 to 1998 he was Vice President, Chief Financial Officer and a director of Branford Chain, Inc., a marine wholesale company, where he is now a director and Vice Chairman. Prior thereto, Mr. Pittaway was Vice President of Strategic Planning and Assistant to the President of Donaldson, Lufkin & Jenrette, Inc. Mr. Pittaway is also a director of Dave & Busters, Inc., The Restaurant Company, Equipment Support Services, Inc., BKH Acquisition Corp., Wilshire Restaurant Group, Inc., McCormick & Schmick’s Seafood Restaurants, Inc. and The Dystrophic Epidermolysis Bullosa Research Association of America, Inc. Mr. Pittaway is a graduate of the University of Kansas (B.A. with Highest Distinction), and has both an M.B.A. with High Distinction (Baker Scholar) and a Juris Doctor degree from Harvard University.

Dianne H. Russell will be a director upon consummation of this offering and has been a member of MHLLC’s board of advisors since February 2003. She previously served as a director from May 1993 through

July 2002. Ms. Russell is a Senior Vice President and Regional Managing Director of the Technology and Life Sciences Division of Comerica Bank (formerly Imperial Bank) in Boston, heading the Northeast Region. Formerly, Ms. Russell was President of Hyde Boston Capital, a financial consulting company, since January 1992, and before that, a Senior Vice President and Department Executive at BankBoston, N.A., a national bank, where she was employed from 1975 to 1991. Ms. Russell is the chair of the Financial Advisory Board of the Commonwealth of Massachusetts.

Zane Tankel will be a director upon consummation of this offering. Mr. Tankel has been the chairman of the board of Apple-Metro, Inc., the New York Metropolitan Area franchisee for Applebee’s Neighborhood Grill & Bar and Chevys Fresh Mex Restaurants since 1994. Mr. Tankel is also a member of the board of directors of Wilshire Restaurant Group, Inc. and BKH Acquisition Corp. Mr. Tankel is a graduate of the University of Pennsylvania’s Wharton School of Business.

Alan A. Teran will be a director upon consummation of this offering and has been a member of MHLLC’s board of advisors since February 2003. He previously served as a director from May 1993 through July 2002. Mr. Teran was the President of Cork ‘N Cleaver Restaurants from 1975 to 1981. Since 1981, Mr. Teran has been a principal in private restaurant businesses. Mr. Teran is currently a director of Good Times, Inc., and previously served on the board of Boulder Valley Bank and Trust.

Justin B. Wender will be a director upon consummation of this offering and has been a member of MHLLC’s board of advisors since April 2002. Mr. Wender is also a Senior Managing Director and the Chief Investment Officer of Castle Harlan, Inc. Prior to joining Castle Harlan, Inc. in 1993, Mr. Wender worked in the Corporate Finance Group of Merrill Lynch & Co., where he assisted clients with a variety of corporate finance matters. He is a board member of BKH Acquisition Corp, McCormick & Schmick’s Seafood Restaurants, Inc., CHATT Holdings LLC and Polypipe Building Products Ltd. In addition, he is a Trustee of Carleton College and Chair of the International Center for the Disabled. Mr. Wender is a Cum Laude graduate of Carleton College and earned an MBA from the Wharton School at the University of Pennsylvania.

Executive Compensation

The following table sets forth information regarding compensation for the last three fiscal years (ended January 2, 2005, January 4, 2004 and December 29, 2002) awarded to, earned by or paid to our Chief Executive Officer and the other four most highly compensated executive officers at the end of fiscal 2004, which we sometimes refer to as our named executive officers:

Name and Principal Position	Annual Compensation (1)				Long-Term Compensation (2) Restricted Stock Awards ($)		All Other Compensation ($)
	Fiscal Year	Salary ($)	Bonus ($)
Allen J. Bernstein Former Chairman of the Board, Former President and Former Chief Executive Officer (7)	2004 2003 2002	$724,000 $703,040 $676,000	$ $	422,000 239,000 —	$	— 7,986 —	$ $ $	45,686 45,561 41,686	(3)(4) (5)(6) (8)(9)

Thomas J. Baldwin Former Executive Vice President, Former Chief Financial Officer, and Former Secretary and Treasurer (10)	2004 2003 2002	$285,000 $276,640 $266,000	$ $	177,000 100,000 —	$	— 2,852 —	$ $ $	5,425 5,300 300	(3)(4) (5)(6) (8)

Allan C. Schreiber (11) Senior Vice President of Development	2004 2003 2002	$201,000 $195,520 $188,000	$ $	80,000 50,000 —	$	— 150 —	$ $ $	5,425 5,300 1,565	(3)(4) (5)(6) (8)(9)

Klaus W. Fritsch Vice Chairman and Co-Founder of Morton’s of Chicago, Inc.	2004 2003 2002	$188,000 $182,000 $175,000	$ $	106,000 60,000 —	$	— 500 —	$ $ $	3,059 2,575 314	(3)(4) (5)(6) (9)

John T. Bettin Former President of Morton’s of Chicago, Inc. (12)	2004 2003 2002	$268,000 $260,000 $250,000	$ $	133,000 75,000 —	$	— 1,711 —	$ $ $	5,312 5,377 580	(3)(4) (5)(6) (9)

(1)	Includes cash bonuses paid in the referenced fiscal year with respect to services rendered in the prior fiscal year. Excludes cash bonuses paid in the following fiscal year with respect to services rendered in the referenced fiscal year. No cash bonuses were paid in fiscal 2002 with respect to services rendered in fiscal 2001. Cash bonuses totaling $1,025,000 for these officers were paid in the nine month period ended October 2, 2005 with respect to services rendered in fiscal 2004.
(2)	Represents the dollar value of common units of MHLLC that were granted, subject to vesting, to Allen J. Bernstein (798,627 common units), Thomas J. Baldwin (285,224 common units), Allan C. Schreiber (15,000 common units), Klaus W. Fritsch (50,000 common units) and John T. Bettin (171,131 common units). The number and value of the aggregate restricted common units held by each of the executive officers at the end of the nine month period ended October 2, 2005 is the same as set forth in the table and in the immediately preceding sentence other than restricted common units previously held by John T. Bettin, which had not vested prior to his resignation. See “—Employment Arrangements—Employee Subscription Agreements.” Common units of MHLLC will become vested, to the extent not already vested, prior to the consummation of this offering and will entitle the holder thereof to receive shares of our common stock in a distribution by MHLLC that we anticipate will be effected prior to the consummation of this offering.
(3)	Includes the dollar value of insurance premiums paid by us with respect to term life insurance for the benefit of Allen J. Bernstein ($40,561), Thomas J. Baldwin ($300), Allan C. Schreiber ($300), Klaus W. Fritsch ($822) and John T. Bettin ($187).
(4)	Includes employer contributions made by us pursuant to the Morton’s of Chicago, Inc. Profit Sharing and Cash Accumulation Plan, or the Morton’s Plan, which is a retirement plan intended to be qualified under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended, for the benefit of Allen J. Bernstein ($5,125), Thomas J. Baldwin ($5,125), Allan C. Schreiber ($5,125), Klaus W. Fritsch ($2,237) and John T. Bettin ($5,125).

(5)	Includes the dollar value of insurance premiums paid by us with respect to term life insurance for the benefit of Allen J. Bernstein ($40,561), Thomas J. Baldwin ($300), Allan C. Schreiber ($300), Klaus W. Fritsch ($1,044) and John T. Bettin ($377).
(6)	Includes employer contributions made by us pursuant to the Morton’s Plan for the benefit of Allen J. Bernstein ($5,000), Thomas J. Baldwin ($5,000), Allan C. Schreiber ($5,000), Klaus W. Fritsch ($1,531) and John T. Bettin ($5,000).
(7)	Allen J. Bernstein retired as Chairman, President and Chief Executive Officer in December 2005. On December 30, 2005, we entered into a separation agreement with Mr. Bernstein in connection with his retirement. The agreement provides that, among other things, Mr. Bernstein is entitled to the following benefits: (i) his annual bonus for 2005 and (ii) a payment of $7.0 million, payable in twelve quarterly installments beginning January 2, 2006.
(8)	Represents or includes the dollar value of insurance premiums paid by us with respect to term life insurance for the benefit of Allen J. Bernstein ($40,561), Thomas J. Baldwin ($300) and Allan C. Schreiber ($300).
(9)	Represents or includes employer contributions made by us pursuant to the Morton’s Plan for the benefit of Allen J. Bernstein ($1,125), Allan C. Schreiber ($1,265), Klaus W. Fritsch ($314) and John T. Bettin ($580).
(10)	Thomas J. Baldwin was named Chairman, President and Chief Executive Officer in December 2005, at which time Ronald M. DiNella was named Senior Vice President, Chief Financial Officer, Secretary and Treasurer.
(11)	Allan C. Schreiber will resign as Senior Vice President of Development in February 2006 but will remain with the Company, focusing on special projects and international development.
(12)	John T. Bettin resigned as President of Morton’s of Chicago, Inc. on April 26, 2005.

Board Composition

Upon the consummation of this offering, we anticipate that our board of directors will consist of twelve members. Upon the consummation of this offering, we intend to divide the members of our board into three classes of directors consisting of four members each. Of these 12 directors, we believe that six will be considered independent in accordance with the general independence standards of the NYSE and we intend that a majority of our directors will meet the NYSE independence standards within 12 months of this offering.

The terms of office of our board of directors will be divided into three classes:

•	Class I directors, whose initial term will expire at the annual meeting of stockholders to be held in 2009 and when their successors are duly elected and qualify;

•	Class II directors, whose initial term will expire at the annual meeting of stockholders to be held in 2007 and when their successors are duly elected and qualify; and

•	Class III directors, whose initial term will expire at the annual meeting of stockholders to be held in 2008 and when their successors are duly elected and qualify.

Our initial Class I directors will be Thomas J. Baldwin, John K. Castle, Lee M. Cohn and Dr. Laurence E. Paul;, our initial Class II directors will be Dr. John J. Connolly, Robert Goldschmidt, Alan A. Teran and Justin B. Wender; and our initial Class III directors will be Stephen E. Paul, David B. Pittaway, Dianne H. Russell and Zane Tankel. At each annual meeting of stockholders, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election and until their successors are elected and qualify.

Compensation of Directors

Members of our board of directors other than Messrs. Baldwin, Castle, S. Paul, Pittaway, Wender and Dr. L. Paul will be entitled to receive director’s fees at the rate of $25,000 per year, except that the chairman of the audit committee will be entitled to receive director’s fees of $40,000 per year. In addition, prior to the consummation of this offering, we granted 1,000 shares of restricted stock to each of these six directors (none of which shares will be vested at the consummation of this offering). All members of our board of directors will be reimbursed for actual expenses incurred in connection with attendance at meetings of the board and of committees of the board.

Compensation Committee Interlocks and Insider Participation

There are no compensation committee interlocks (i.e., no executive officer of ours serves as a member of the board of directors or the compensation committee of another entity that has an executive officer serving on our board of directors).

Employment Arrangements

Employment Agreement with Chief Executive Officer

On January 20, 2006 we entered into the third amended and restated employment agreement with Mr. Baldwin, effective as of January 1, 2006, to serve as Chairman of the Board of Directors, Chief Executive Officer and President. The term of the agreement extends until January 1, 2009; provided that the employment term will continue so that on any date the remaining term will be three years unless earlier terminated. Under the agreement, Mr. Baldwin is entitled to receive (1) a base salary of $350,000, subject to annual increases no less than the rate of increase in the Consumer Price Index or at a faster rate at the discretion of our board of directors, (2) annual bonuses targeted at 65% of base salary, with minimum and maximum bonus amounts established by the compensation committee of our board of directors and the actual amount of the bonus determined based on the achievement of profitability targets established annually by the compensation committee, and (3) specified benefits, including health and disability insurance and life insurance.

Under the agreement, if Mr. Baldwin’s employment is terminated by us without cause or by Mr. Baldwin with good reason, as each is set forth in the agreement, Mr. Baldwin will be paid, subject to the execution of a general release, a lump sum payment six months following his termination equal to the sum of (1) the product of three multiplied by his base salary, (2) a pro rata bonus for the year of termination and (3) reimbursement for the cost and expenses of an automobile. In addition, Mr. Baldwin will be entitled to continued medical and dental benefits for three years following his termination, and monthly reimbursement of costs and expenses of an automobile from the six month anniversary of termination until the third anniversary of termination.

If any payments to Mr. Baldwin under the employment agreement or otherwise would subject Mr. Baldwin to an excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended, which we refer to as the Internal Revenue Code, and the amount of the payments do not exceed 110% of the greatest amount Mr. Baldwin would receive without the imposition of the excise tax, then Mr. Baldwin’s payments will be reduced so that no excise tax is imposed.

Under the terms of the employment agreement, Mr. Baldwin may not disclose any confidential information concerning us or our subsidiaries or affiliates.

Equity Incentive Plan

Prior to the consummation of this offering, we plan to adopt the 2006 Morton’s Restaurant Group, Inc. Stock Incentive Plan, which we refer to as the equity incentive plan. The purpose of the equity incentive plan is to motivate our key employees, officers, directors and consultants to use their best efforts on our and our affiliates’ behalf and to retain these employees, officers, directors and consultants.

Awards.    The equity incentive plan provides for the grant of stock options and stock appreciation rights and for awards of shares, restricted shares, restricted stock units and other equity-based awards.

Shares Subject to the Equity Incentive Plan.     Subject to adjustment as provided below, the aggregate number of shares of our common stock that may be delivered pursuant to awards granted under the equity incentive plan will be 1,789,000 shares. If an award granted under the equity incentive plan terminates, lapses or is forfeited without the delivery or vesting of shares, as applicable, then the shares covered by the terminated, lapsed award or forfeited will again be available to be granted.

In the event of any change affecting the outstanding shares of our common stock by reason of, among other things, a share dividend or split, reorganization, recapitalization, merger, consolidation or any transaction similar to the foregoing (other than a cash dividend), the compensation committee, in its discretion, will be able to make such substitution or adjustment as it deems equitable as to (1) the number or kind of shares or other securities issued or reserved for issuance pursuant to the equity incentive plan or pursuant to outstanding awards, (2) the option price or exercise price of any stock appreciation right and/or (3) any other affected terms of such awards.

Any shares of our common stock issued under the equity incentive plan may consist, in whole or in part, of authorized and unissued shares of our common stock or of treasury shares of our common stock.

Plan Administration.    The equity incentive plan will be administered by the compensation committee of our board of directors. Our board of directors will also have the authority to take any action delegated to the compensation committee under the equity incentive plan as it may deem necessary. Awards may, in the discretion of the compensation committee, be made under the equity incentive plan in assumption of, or in substitution for, outstanding awards previously granted by us or our affiliates. The number of shares underlying such substitute awards will be counted against the aggregate number of shares available for awards under the equity incentive plan. The compensation committee will have the authority to (1) select equity incentive plan participants, (2) interpret the equity incentive plan, (3) establish, amend and rescind any rules and regulations relating to the equity incentive plan and to make any other determinations deemed necessary or desirable for the administration of the equity incentive plan, (4) correct any defect or supply any omission or reconcile any inconsistency in the equity incentive plan in the manner and to the extent deemed necessary or desirable and (5) establish the terms and conditions of any award consistent with the provisions of the equity incentive plan and to waive any such terms and conditions at any time (including, without limitation, accelerating or waiving any vesting conditions). Any decision in respect of the interpretation and administration of the equity incentive plan will lie within the sole and absolute discretion of the compensation committee.

Eligibility.    Any employee, officer, director or consultant of us or any of our affiliates will be eligible to participate in the equity incentive plan. In each case, the compensation committee will select the actual grantees.

Limitations.    No award may be granted under the equity incentive plan after the 10th anniversary of its commencement. Awards granted prior to the termination may extend beyond the termination date of the equity incentive plan.

Options.    Under the equity incentive plan, the compensation committee may grant both incentive stock options intended to conform to the provisions of Section 422 of the Internal Revenue Code and non-qualified stock options. The exercise price for options will be determined by the compensation committee; provided, however, that the exercise price cannot be less than 100% of the fair market value (as defined in the equity incentive plan) of our common stock on the grant date. In the case of incentive stock options granted to an employee who, at the time of the grant of an option, owns stock representing more than 10% of the voting power of all classes of our stock or the stock of any of our subsidiaries, the exercise price cannot be less than 110% of the fair market value of a share of our common stock on the grant date and the incentive stock option will terminate on a date not later than one day preceding the fifth anniversary of the date on which such incentive stock option was granted. All options granted under the equity incentive plan will be non-qualified stock options unless the applicable award agreement expressly states that the option is intended to be an incentive stock option.

The compensation committee will determine when, and upon what terms and conditions, options granted under the plan will be exercisable, except that no option will be exercisable more than 10 years after the date on which it was granted. The exercise price may be paid (1) with cash (or its equivalent), (2) to the extent permitted by the compensation committee, with shares of our common stock that have a fair market value equal to the aggregate option exercise price and that have been held by the optionee for not less than six months (or such other period as established by the compensation committee or generally accepted accounting principles); or (3) to the extent permitted by the compensation committee, partly in cash and partly in shares.

Stock Appreciation Rights.    The compensation committee will be authorized to grant stock appreciation rights under the equity incentive plan either independently or in connection with an option, or portion thereof. Stock appreciation rights granted in connection with an option, or portion thereof, (1) will be granted either at the same time as the option or at any time prior to the exercise or cancellation of the related option, (2) will cover the same shares covered by the option (or such lesser number of shares as the compensation committee may determine) and (3) will be subject to the same terms and conditions as such option as well as any additional limitations contemplated by the equity incentive plan or that the compensation committee may impose, in its discretion, including conditions upon the exercisability or transferability of stock appreciation rights.

The exercise price of each share covered by a stock appreciation right will be determined by the compensation committee; provided, however, that the exercise price cannot be less than the greater of the fair market value of our common stock on the date the stock appreciation right was granted or, in the case of a stock appreciation right granted in connection with an option, or a portion thereof, the option price of the related option. Each stock appreciation right granted independent of an option will entitle an equity incentive plan participant upon exercise of such right to an amount equal to (1) the excess of (a) the fair market value on the exercise date of one share of common stock over (b) the exercise price per share, times (2) the number of shares covered by the stock appreciation right. Each stock appreciation right granted in connection with an option, or a portion thereof, will entitle an equity incentive plan participant to surrender to us the unexercised option, or any portion thereof, and to receive from us in exchange an amount equal to (1) the excess of (a) the fair market value on the exercise date of one share over (b) the option price per share, times (2) the number of shares covered by the option, or portion thereof, which is surrendered. Payment for any stock appreciation rights may be made in shares or in cash, or partly in shares and partly in cash, all as determined by the compensation committee.

Other Stock-Based Awards.    The compensation committee will be authorized to grant awards of shares, restricted shares, restricted stock units and other awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, shares of common stock. We refer to such awards as other stock-based awards. Other stock-based awards may be granted alone or in addition to any other awards granted under the equity incentive plan. Subject to the provisions of the equity incentive plan, the compensation committee will determine (1) the number of shares to be awarded under (or otherwise related to) such other stock-based awards, (2) whether such other stock-based awards will be settled in cash, shares or a combination of cash and shares and (3) all other terms and conditions of such awards (including, without limitation, the vesting provisions thereof). In addition, the other stock-based awards will be in the form, and dependent on the conditions, as the compensation committee determines, including, without limitation, the right to receive one or more shares (or the equivalent cash value of such shares) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives.

Transferability.    Unless otherwise determined by the compensation committee, awards granted under the equity incentive plan are not transferable other than by will or by laws of descent and distribution.

Change of Control.    The equity incentive plan provides that, in the event of a change of control, as defined below, the compensation committee may, in its sole discretion, provide for:

•	termination of an award upon the consummation of the change of control but only if the award has vested and been paid out or the equity incentive plan participant has been permitted to exercise the award in full for a period of not less than 20 days prior to the change of control;

•	acceleration of all or any portion or an award;

•	payment of any amount (in cash or, in the discretion of the compensation committee, in the form of consideration paid to our stockholders in connection with the change of control) in exchange for the cancellation of such award; and/or

•	issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards.

A change of control is defined to mean the occurrence of either of the following events:

•	any person becoming a beneficial owner of securities representing a majority of the combined voting power of our then outstanding securities generally entitled to vote for the election of members of our board of directors; or

•	as a result of a cash tender offer, merger or other business combination, sale of assets, contested election or any combination of the foregoing, a change in the composition of a majority of our board of directors that is not supported by the incumbent board of directors.

Amendment and Termination.    The compensation committee may amend, alter or terminate the equity incentive plan in any respect at any time, but no amendment may (i) increase the number of shares available under the plan without the approval of our stockholders (except for adjustments in such amounts in connection with stock splits, reorganizations, mergers and similar transactions) or (ii) diminish any of the rights of a participant under any awards previously granted, without his or her consent.

Employee Subscription Agreements

Certain of our executives and other employees have been granted common units of MHLLC pursuant to employee subscription agreements. MHLLC common units granted to employees pursuant to employee subscription agreements were granted at no cost to the employee. These MHLLC common units are subject to vesting and will vest, to the extent not already vested, prior to the consummation of this offering. The MHLLC common units will entitle the holder thereof to receive shares of our common stock in a distribution by MHLLC that we anticipate will be effected prior to the consummation of this offering. The distribution of shares of our common stock to the holders of the MHLLC common units will be made using outstanding shares of our common stock that are currently owned by MHCI and therefore will not involve the issuance of new shares of our common stock.

The following table sets forth the members of our executive management team entitled to receive shares of our common stock as a result of preferred and common units of MHLLC held by them.

Name	Position
Allen J. Bernstein	former Chairman, former President and former Chief Executive Officer
Thomas J. Baldwin	Chairman, Chief Executive Officer and President; former Executive Vice President, former Chief Financial Officer and former Secretary and Treasurer
Klaus W. Fritsch	Vice Chairman and Co-Founder of Morton’s of Chicago, Inc.
Edie A. Ames	President of Morton’s of Chicago, Inc.
Ronald M. DiNella	Senior Vice President, Chief Financial Officer, Secretary and Treasurer
Allan C. Schreiber	Senior Vice President of Development of Morton’s of Chicago, Inc.

Board Committees

Our board of directors has the authority to appoint committees to perform certain management and administration functions. Prior to the consummation of this offering we anticipate that our board will have an audit committee, a compensation committee, a nominating/corporate governance committee and an executive committee. The composition of our board committees upon the consummation of this offering will comply, and we intend for the composition of our board of directors to comply, when required, with the applicable rules of the NYSE and the provisions of the Sarbanes-Oxley Act of 2002. In that regard, upon consummation of this offering, we believe that six of our twelve directors will be considered independent in accordance with the general independence standards of the NYSE, which will satisfy the independence requirements of the NYSE until the first anniversary of this offering, at which time a majority of our directors will be required to meet the NYSE independence standards.

Audit Committee

Upon consummation of this offering, we will have an audit committee that will have responsibility for, among other things, selecting, on behalf of our board of directors, an independent public accounting firm to be engaged to audit our financial statements, pre-approving all audit and non-audit services to be performed by our independent auditors, reviewing our relationship with our independent auditors and discussing with our independent auditors their independence, reviewing and discussing the audited financial statements with the independent auditors and management and recommending to our board whether the audited financial statements should be included in our annual reports on Form 10-K to be filed with the SEC.

Upon consummation of this offering, Robert A. Goldschmidt will become chairperson of our audit committee and the other members of our audit committee will be Dianne H. Russell and Alan A. Teran, each of whom will satisfy the independence requirements of NYSE. Prior to the consummation of this offering, we expect our board of directors to determine that Mr. Goldschmidt is an “audit committee financial expert” under the requirements of the SEC and meets similar qualifications under the requirements of the NYSE and that the remaining members of the audit committee meet the financial literacy requirements of the NYSE.

Compensation Committee

Upon consummation of this offering, we will have a compensation committee that will have responsibility for, among other things, reviewing and either approving on behalf of our board of directors or recommending to our board of directors for approval (1) the annual salaries and other compensation of our executive officers and (2) equity incentive grants and other equity or equity-based awards. The compensation committee will also evaluate the performance of our executive officers in light of organizational goals, provide assistance and recommendations with respect to our compensation policies and practices, and assist with the administration of our compensation plans.

Upon consummation of this offering, Lee M. Cohn will be the chairperson of our compensation committee and the other members of our compensation committee will be Dr. John J. Connolly and Zane Tankel, each of whom will satisfy the independence requirements of the NYSE.

Nominating/Corporate Governance Committee

Upon consummation of this offering, we will have a nominating/corporate governance committee that will have responsibility for, among other things, assisting our board of directors in fulfilling its responsibilities by identifying and approving individuals qualified to serve as members of our board, selecting director nominees for our annual meetings of stockholders, evaluating the performance of our board and developing and recommending to our board corporate governance guidelines and oversight with respect to corporate governance and ethical conduct.

Upon consummation of this offering, Dr. John J. Connolly will be the chairperson of our nominating/corporate governance committee and the other members of our nominating/corporate governance committee will be Dianne H. Russell and Zane Tankel, each of whom will satisfy the independence requirements of the NYSE.

Executive Committee

The executive committee, on behalf of our board of directors, will exercise the full powers and prerogatives of our board of directors, to the extent permitted by applicable law as well by our certificate of incorporation and bylaws, between board meetings.

Upon consummation of this offering, John K. Castle will be the chairperson of our executive committee and the other members of our executive committee will be David B. Pittaway, Justin B. Wender, Dr. Laurence E. Paul and Thomas J. Baldwin.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our capital stock, based upon shares of our common stock outstanding as of January 1, 2006 and currently available information, and as adjusted to reflect the consummation of this offering, by:

•	each person who is known by us to beneficially own 5% or more of our outstanding stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	all of the selling stockholders.

Information in the following table concerning ownership of our common stock assumes that all of the shares of our common stock currently held by MHCI are distributed to the unitholders of MHLLC, including the executive officers described under “Management—Employment Arrangements—Employee Subscription Agreements,” as of February 14, 2006. We anticipate that this distribution will occur immediately prior to consummation of this offering. In addition, information as to shares beneficially owned after this offering excludes 241,500 restricted shares that we anticipate will be issued prior to the consummation of this offering under the equity incentive plan that we intend to implement prior to the consummation of this offering, as those restricted shares will not be vested at the time of consummation of this offering.

Beneficial ownership is determined in accordance with the rules of the SEC. To our knowledge and subject to applicable community property laws, each of the holders of stock listed below has sole voting and investment power as to the stock owned unless otherwise noted.

	Shares Beneficially Owned Prior to this Offering		Shares to be Sold in this Offering Assuming No Exercise of Over- Allotment Option	Shares to be Sold in this Offering Assuming Full Exercise of Over- Allotment Option	Shares Beneficially Owned After this Offering Assuming No Exercise of Over- Allotment Option		Shares Beneficially Owned After this Offering Assuming Full Exercise of Over- Allotment Option
Name and Address of Beneficial Owner	Shares of Common Stock	Percentage of Total Outstanding Common Stock (%)	Shares of Common Stock	Shares of Common Stock	Shares of Common Stock	Percentage of Total Outstanding Common Stock (%)	Shares of Common Stock	Percentage of Total Outstanding Common Stock (%)
Castle Harlan Partners III, L.P. (1)	6,779,339	67.1	2,090,675	2,090,675	4,688,664	29.1	4,688,664	26.8
Castle Harlan Offshore Partners III, L.P. (1)	111,138	1.1	34,274	34,274	76,864	*	76,864	*
Castle Harlan Affiliates III, L.P. (1)	113,302	1.1	34,941	34,941	78,361	*	78,361	*
Frogmore Forum Family Fund, LLC (1)	25,804	*	7,958	7,958	17,846	*	17,846	*
Branford Castle Holdings, Inc. (1)	44,888	*	13,843	13,843	31,045	*	31,045	*
Laurel Crown Capital, LLC: Series One – LC/Morton’s (2)	1,964,668	19.5	602,139	602,139	1,362,529	8.5	1,362,529	7.8
Leonard M. Harlan (1)	22,448	*	6,923	6,923	15,525	*	15,525	*
Allen J. Bernstein (3)	682,735	6.8	674,247	674,247	8,488	*	8,488	*
Thomas J. Baldwin (3)	136,504	1.4	—	—	136,504	*	136,504	*
Allan C. Schreiber (3)	5,554	*	—	—	5,554	*	5,554	*
Klaus W. Fritsch (3)	30,203	*	—	—	30,203	*	30,203	*
John T. Bettin (3)	—	—	—	—	—	—	—	—
John K. Castle (1) (4)	7,074,471	70.1	2,181,691	2,181,691	4,892,780	30.4	4,892,780	27.9
Lee M. Cohn (3)	—	—	—	—	—	—	—	—
Dr. John J. Connolly (3)	—	—	—	—	—	—	—	—
Robert A. Goldschmidt (3)	—	—	—	—	—	—	—	—
Dr. Laurence E. Paul (2)	1,964,668	19.5	602,139	602,139	1,362,529	8.5	1,362,529	7.8
Stephen E. Paul (2)	1,964,668	19.5	602,139	602,139	1,362,529	8.5	1,362,529	7.8
David B. Pittaway (1)	5,230	*	—	—	5,230	*	5,230	*
Dianne H. Russell (3)	—	—	—	—	—	—	—	—
Zane Tankel (3)	44,118	*	—	—	44,118	*	44,118	*
Alan A. Teran (3)	—	—	—	—	—	—	—	—
Justin B. Wender (1)	—	—	—	—	—	—	—	—
All directors and executive officers as a group (18 persons, including those listed above) (4)	10,015,685	99.2	3,458,077	3,458,077	6,557,608	40.7	6,557,608	37.4

*	Represents less than 1%.
(1)	The address for Castle Harlan Partners III, L.P. and each of these other entities and individuals is c/o Castle Harlan, Inc., 150 East 58th Street, New York, New York 10155.
(2)	The address for Laurel Crown Capital, LLC: Series One—LC/Morton’s, or Laurel Crown, and each of these individuals is c/o Laurel Crown Capital, LLC, 1601 Cloverfield Blvd, South Tower, 2nd floor, Santa Monica, California 90404. Dr. Laurence E. Paul and Stephen E. Paul are the sole members of the investment committee of Laurel Crown Management, LLC, the manager of Laurel Crown Capital, LLC: Series One—LC/Morton’s, and in such capacity share the voting and investment control over the securities held by Laurel Crown Capital, LLC: Series One—LC/Morton’s. As a result, Dr. L. Paul and Mr. S. Paul may be considered beneficial owners of any shares deemed to be beneficially owned by Laurel Crown Capital, LLC: Series One—LC/Morton’s and its affiliates. Dr. L. Paul and Mr. S. Paul disclaim beneficial ownership of such stock in excess of their proportionate ownership interest in Laurel Crown Capital, LLC: Series One—LC/Morton’s and its affiliates.
(3)	The address for each of our officers, each of such members of our board of directors, Allen J. Bernstein and John T. Bettin is c/o Morton’s Restaurant Group, Inc., 325 North LaSalle Street, Suite 500, Chicago, Illinois 60610. See “Management” for a description of any position, office, or other material relationship that such person has had within the past three years with Morton’s or any of its predecessors or affiliates.
(4)	Includes the shares of common stock held by Castle Harlan Partners III, L.P., Castle Harlan Offshore Partners III, L.P., Castle Harlan Affiliates III, L.P., Frogmore Forum Family Fund, LLC and Branford Castle Holdings, Inc. John K. Castle, a member of our board of directors, is the controlling stockholder of Castle Harlan Partners III, G.P., Inc., which is the general partner of the general partner of Castle Harlan Partners III, L.P. Mr. Castle is also the controlling stockholder of the general partners of Castle Harlan Offshore Partners III, L.P. and of Castle Harlan Affiliates III, L.P. Mr. Castle also exercises control of Branford Castle Holdings, Inc. and Frogmore Forum Family Fund, LLC. Mr. Castle shares voting and investment control with these entities (each of which is itself controlled by Mr. Castle) over the securities held by these entities. Mr. Castle disclaims beneficial ownership of the shares of our common stock in excess of his proportionate ownership interest in Castle Harlan Partners III, L.P. and its affiliates.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Management Agreement

MHLLC is party to a management agreement with Castle Harlan, Inc. that was entered into on July 25, 2002, at the closing of the acquisition of us by Castle Harlan, which was amended as of July 7, 2003. As indicated by the terms below, the management agreement with Castle Harlan, Inc. contains terms no less favorable to MHLLC than MHLLC could have obtained from unaffiliated parties. Pursuant to the management agreement, Castle Harlan, Inc. agreed to provide business and organizational strategy, financial and investment management, advisory and merchant and investment banking services to us and our subsidiaries upon the terms and conditions set forth in the management agreement. As compensation for those services, we pay Castle Harlan, Inc. fees equal to $2.8 million per year plus out of pocket expenses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” The agreement is for an initial term expiring December 31, 2007, renewable automatically from year to year thereafter unless one of the parties gives notice of its desire to terminate within 90 days before the expiration of the initial term or any subsequent one-year renewal thereof, except that MHLLC may terminate only after Castle Harlan ceases to own a specified percentage of our common stock. MHLLC has agreed to indemnify Castle Harlan, Inc. against losses, claims, damages, liabilities, costs and expenses relating to its performance of its duties under the management agreement, except to the extent resulting from Castle Harlan, Inc.’s gross negligence or willful misconduct. In October 2002, MHLLC entered into a letter agreement with Castle Harlan, Inc. and Laurel Crown, pursuant to which Castle Harlan, Inc. agreed to provide a portion of the annual fee to Laurel Crown in exchange for Laurel Crown’s assistance in providing the services to us under the management agreement. MHLLC has agreed to indemnify Laurel Crown against losses, claims, damages, liabilities, costs and expenses relating to its performance of its duties, except to the extent resulting from Laurel Crown’s gross negligence or willful misconduct. MHLLC intends to terminate the management agreement and the letter agreement concurrently with the offering and, in connection with such termination, we will pay a termination fee of $8.4 million. The indemnity provisions included in both the management agreement and the letter agreement will survive the termination of these agreements.

Certain Equity Arrangements

Equity Incentive Plan

Prior to the consummation of this offering, we plan to grant restricted stock to certain members of our executive management team pursuant to a new equity incentive plan that we plan to implement prior to the consummation of this offering. See “Management—Employment Arrangements—Equity Incentive Plan.”

Employee Subscription Agreements

Certain members of our executive management team own and/or have been granted, subject to vesting, common units of MHLLC. These MHLLC common units are subject to vesting and will vest, to the extent not already vested, prior to the consummation of this offering. The MHLLC common units will entitle the holder thereof to receive shares of our common stock in a distribution by MHLLC that we anticipate will be effected prior to the consummation of this offering. See “Management—Employment Arrangements—Employee Subscription Agreements.”

Agreement with Former Executive Officer

Separation Agreement with Allen J. Bernstein

We entered into a separation agreement with Mr. Bernstein on December 30, 2005 in connection with his retirement from the Company on December 31, 2005. The agreement provides Mr. Bernstein with the following benefits: (i) his annual bonus for 2005; and (ii) a payment of $7.0 million, payable in 12 quarterly installments beginning January 3, 2006. In addition, until January 30, 2006, Mr. Bernstein has the option of purchasing for the cash surrender value, life insurance policies that we have on his life. With respect to his equity interest in MHLLC, Mr. Bernstein shall become fully vested in his common units subject to time vesting and will be entitled to continue to vest in common units subject to performance vesting. Mr. Bernstein shall be subject to a customary confidentiality provision and, for a period of three years following termination, may not take any action to disparage or criticize us or any of our subsidiaries. Mr. Bernstein has been given the honorary title of Chairman Emeritus.

Stock Purchase of Wilshire Restaurant Group, Inc.

On January 4, 2006, we purchased from the holders thereof outstanding common stock, warrants to purchase preferred stock and warrants to purchase common stock of Wilshire Restaurant Group, Inc., or Wilshire, an affiliate of Castle Harlan. The aggregate purchase price was approximately $1.6 million. Prior to the consummation of this offering, we intend to dividend these securities, as well as shares of common stock and preferred stock of Wilshire that we purchased in 1999, to MHLLC. MHLLC will then transfer a portion of these securities to Wilshire and a portion to Castle Harlan, in each case at the same price as we paid in the January 4, 2006 purchase. The transfer by MHLLC to Castle Harlan will be in exchange for cancellation of approximately $1.6 million of return on capital and accreted preferred yield that Castle Harlan is entitled to receive with respect to its preferred units of MHLLC. We anticipate that the transaction will take place on the date of consummation of this offering and that the number of Castle Harlan’s preferred units of MHLLC that will be cancelled as a result thereof will be approximately 1,500.

Our Merger with MHCI

Prior to the consummation of this offering, we will effect a merger of MHCI, our direct parent, into us. MHCI is a holding company with no independent operations except that MHCI is the issuer of the 14.0% senior secured notes. Upon the consummation of the merger, we will assume the obligations under the 14.0% senior secured notes of MHCI. However, we will repurchase and retire all of the 14.0% senior secured notes of MHCI immediately upon consummation of this offering.

Director and Officer Indemnification Agreements

We are party to indemnification agreements with each of our officers and directors that provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Registration Rights Agreement

Substantially all of our current stockholders, other than those who purchase shares in this offering, are parties to a registration rights agreement, dated as of January 31, 2006. The terms of the registration rights agreement include provisions for demand registration rights and piggyback registration rights in favor of certain holders of our common stock. Immediately following consummation of this offering, 6,451,259 shares of our common stock will be entitled to these registration rights. Shares registered with the SEC pursuant to these registrations rights will be eligible for sale in the public markets, subject to the lock-up agreements described in “Underwriting.” See “Shares Eligible for Further Sale—Registration Rights Agreement.”

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material provisions of our capital stock, as well as other material terms of our certificate of incorporation and bylaws as they will be in effect as of the consummation of this offering. Copies of our certificate of incorporation and bylaws have been filed as exhibits to the registration statement of which this prospectus is a part.

General

Upon consummation of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.01 per share, and 30,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

All outstanding shares of common stock are validly issued, fully paid and nonassessable, and the shares of common stock that will be issued on completion of this offering will be validly issued, fully paid and nonassessable.

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders and our certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of our common stock will receive ratably any dividends declared by our board of directors out of funds legally available for the payment of dividends. It is our present intention not to pay dividends on our common stock for the foreseeable future. Our board of directors may, at its discretion, modify or repeal our dividend policy. Future dividends, if any, with respect to shares of our common stock will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, provisions of applicable law and other factors that our board of directors deems relevant. See “Dividend Policy.” In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of or provision for any liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Preferred Stock

Our certificate of incorporation provides that our board of directors has the authority, without further action by the stockholders, to issue up to 30,000,000 shares of preferred stock. Our board of directors will be able to issue preferred stock in one or more series and determine the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon our preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of our common stock. Issuances of preferred stock could adversely affect the voting power of holders of our common stock and reduce the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation. Any issuance of preferred stock also could have the effect of decreasing the market price of our common stock and could delay, deter or prevent a change in control of our company. Our board of directors does not presently intend to issue shares of preferred stock.

Limitations on Directors’ Liability

Our certificate of incorporation provides for us to indemnify our directors to the fullest extent permitted by the DGCL. The DGCL permits a corporation to limit or eliminate a director’s personal liability to the corporation or the holders of its capital stock for breach of fiduciary duty. This limitation is generally unavailable for acts or omissions by a director which (i) were in bad faith, (ii) were the result of intentional misconduct or a knowing violation of law, (iii) the director derived an improper personal benefit from (such as a financial profit or other advantage to which such director was not legally entitled) or (iv) breached the director’s duty of loyalty. The DGCL also prohibits limitations on director liability under Section 174 of the DGCL (which relates to certain unlawful dividend declarations and stock repurchases). The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is American Stock Transfer & Trust Company.

Listing

Our common stock has been approved for listing on the NYSE under the symbol “MRT.”

Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law That May Have an Anti-Takeover Effect

Certain provisions of our certificate of incorporation and bylaws and Delaware law may have an anti-takeover effect.

Certificate of Incorporation and Bylaws

Certain provisions in our certificate of incorporation and bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Our certificate of incorporation and bylaws contain provisions that:

•	permit us to issue preferred stock in one or more series and, with respect to each series, fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of such series, and the preferences and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of the series;

•	restrict the ability of stockholders to act by written consent or to call special meetings;

•	limit the ability of stockholders to amend our certificate of incorporation, including stockholder supermajority voting requirements;

•	require advance notice for nominations for election to the board of directors and for stockholder proposals; and

•	establish a classified board of directors with staggered three-year terms.

Delaware Takeover Statute

We are subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of voting shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) at or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL defines “business combination,” in general, to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10% or more of the assets of the corporation in a transaction involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or an affiliate or associate of the corporation that was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the previous three years.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Immediately following the consummation of the offering, based on shares outstanding as of October 2, 2005, we will have an aggregate of 16,098,500 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options. If the underwriters exercise their over-allotment option in full, assuming no exercise of outstanding options, we will have an aggregate of 17,518,250 shares of common stock outstanding. All of the shares that we sell in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144, may generally only be sold in compliance with the limitations of Rule 144, which is summarized below. The remaining shares of our common stock that are outstanding after this offering will be restricted shares under the terms of the Securities Act. Approximately 6,573,133 of these shares will be subject to lock-up agreements as described in “Underwriting.” Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below.

Sales of Restricted Securities

Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration including under Rule 144 or 701 promulgated under the Securities Act, each of which is summarized below.

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who has beneficially owned restricted shares for at least one year and has complied with the requirements described below would be entitled to sell a specified number of shares within any three-month period. That number of shares cannot exceed the greater of one percent of the number of shares of common stock then outstanding, which will equal approximately 160,985 shares immediately after this offering, or the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 reporting the sale. Sales under Rule 144 are also restricted by manner of sale provisions, notice requirements and the availability of current public information about us. Rule 144 also provides that our affiliates who are selling shares of our common stock that are not restricted shares must comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701 provides that the shares of common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our equity incentive plans may be resold by persons, other than our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner of sale provisions of Rule 144, and by our affiliates under Rule 144, without compliance with its one-year minimum holding period. As of October 2, 2005, no options to purchase shares of our common stock were outstanding.

As a result of lock-up agreements described in “Underwriting” and the provisions of Rules 144 and 701, 60,367 shares of common stock will be available for sale in the public market beginning 90 days after the effective date of the registration statement of which this prospectus is a part, 6,529,015 additional shares will be available for sale in the public market upon the expiration or, if earlier, the waiver of the lock-up period provided for in the lock-up agreements, and 44,118 additional shares will be available for sale in the public market on approximately February 14, 2007, subject, in some cases, to volume limitations.

Additional Registration Statements

We intend to file one or more registration statements under the Securities Act after this offering to register up to 1,789,000 shares of our common stock issued or reserved for issuance under our new equity incentive plan. These registration statements will become effective upon filing, and shares covered by these registration statements will be eligible for sale in the public market immediately after the effective dates of these registration statements, subject to any limitations on exercise under our new equity incentive plan and the lock-up agreements described in “Underwriting.”

Registration Rights Agreement

Substantially all of our current stockholders, other than those who purchase shares in this offering, are parties to a registration rights agreement, dated as of January 31, 2006. The terms of the registration rights agreement include provisions for demand registration rights and piggyback registration rights in favor of certain holders of our common stock. Immediately following consummation of this offering, 6,451,259 shares of our common stock will be entitled to these registration rights. Shares registered with the SEC pursuant to these registrations rights will be eligible for sale in the public markets, subject to the lock-up agreements described in “Underwriting.”

Demand Registration Rights

Subject to the terms of the registration rights agreement, holders of at least a majority of the shares of our common stock issued to (1) Laurel Crown or any of its affiliates, or (2) Castle Harlan have the right to require that we register their shares under the Securities Act for sale to the public. Laurel Crown and its affiliates have the right to exercise two demand registration rights. Castle Harlan and its affiliates have the right to exercise an unlimited number of demand registration rights. If these stockholders exercise a demand registration right, certain of our other stockholders, other than those who purchase shares in this offering, will have the opportunity to include their shares in the registration. The underwriters in an underwritten offering have the right to limit on a pro rata basis the number of shares to be included in a registration statement filed in response to the exercise of these demand registration rights. We must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with the exercise of these demand registration rights.

Piggyback Registration Rights

Substantially all of our current stockholders, other than those who purchase shares in this offering, have piggyback registration rights under the terms of the registration rights agreement. The registration rights agreement provides that the stockholders with piggyback registration rights have the right to include their shares in any registration that we effect under the Securities Act, other than a registration effected pursuant to an exercise of demand registration rights, subject to specified exceptions. The underwriters of any underwritten offering have the right to limit on a pro rata basis the number of shares registered by these holders. We must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with these piggyback registration rights.

Effects of Sales of Shares

No predictions can be made as to the effect, if any, that sales of shares of our common stock from time to time, or the availability of shares of our common stock for future sale, may have on the market price for shares of our common stock. Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital through an offering of equity securities.

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of material U.S. federal income and estate tax consequences of the acquisition, ownership, and disposition of our common stock purchased pursuant to this offering by a beneficial owner that, for U.S. federal income tax purposes, is a non-U.S. holder. As used in this prospectus, the term “non-U.S. holder” means a person that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (including any entity treated as a corporation for U.S. tax purposes) created or organized in the United States or under the laws of the United States or of any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, in general, if its administration is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all of its substantial decisions, or if it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Subject to certain exceptions, an individual may be treated as resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the United States in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes in the same manner as U.S. citizens.

This discussion assumes that you will hold our common stock issued pursuant to this offering as a capital asset within the meaning of the Internal Revenue Code of 1986, as amended, or the Code (i.e., generally, property held for investment). This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular non-U.S. holder in light of the holder’s individual investment or tax circumstances, or to non-U.S. holders that are subject to special tax rules. In addition, this description of U.S. tax consequences does not address:

•	U.S. state and local or non-U.S. tax consequences;

•	specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position;

•	the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

•	special tax rules that may apply to some non-U.S. holders, including without limitation, banks, insurance companies, financial institutions, broker-dealers, tax-exempt entities, or U.S. expatriates; or

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a straddle, hedge or conversion transaction or other integrated investment.

If a partnership is a beneficial owner of our common stock, the treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A beneficial owner of our common stock that is a partnership and partners in such a partnership should consult their tax advisors regarding the U.S. federal income tax consequences of acquiring, owning, and disposing of our common stock.

This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service, or IRS, and other applicable authorities, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. Furthermore, this discussion does not include any discussion of any state, local or foreign tax considerations.

We urge you to consult your tax advisor regarding the U.S. federal tax consequences of acquiring, owning or disposing our common stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction or under any applicable tax treaty.

Dividends

As described under “Dividend Policy” above, we do not anticipate paying cash dividends on our common stock in the foreseeable future. However, if cash distributions are paid to non-U.S. holders on shares of our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will constitute a return of capital that is applied against and reduces the non-U.S. holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “—Gain on Sale, Exchange or other Taxable Disposition of Common Stock” below.

Dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States generally will be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty (including, without limitation, the need to obtain a U.S. taxpayer identification number).

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States, directly or through an entity treated as a partnership for U.S. tax purposes, and, if provided in an applicable income tax treaty, dividends that are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States, are not subject to the U.S. withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated U.S. federal income tax rates. Certain certification and disclosure requirements must be complied with for effectively connected income or income attributable to a permanent establishment to be exempt from withholding. Any effectively connected dividends or dividends attributable to a permanent establishment received by a non-U.S. holder that is treated as a foreign corporation for U.S. tax purposes may be subject to an additional “branch profits tax” at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

To claim the benefit of a tax treaty or an exemption from withholding because dividends are effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must provide a properly executed IRS Form W-8BEN for treaty benefits or IRS Form W-8ECI for effectively connected income, before the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund. However,

•	in the case of common stock held by a foreign partnership, the certification requirement generally will be applied to the partners of the partnership and the partnership will be required to provide certain information;

•	in the case of common stock held by a foreign trust, the certification requirement generally will be applied to the trust or the beneficial owners of the trust depending on whether the trust is a “foreign complex trust,” “foreign simple trust,” or “foreign grantor trust” as defined in the U.S. Treasury regulations; and

•	look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under U.S. tax law and the certification requirements applicable to it.

Gain on Sale, Exchange or Other Taxable Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale, exchange or other taxable disposition of our common stock unless any one of the following applies:

1.	The non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other taxable disposition and certain other requirements are met;

2.	The gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, directly or through an entity treated as a partnership for U.S. tax purposes and, if an applicable tax treaty requires, attributable to a U.S. permanent establishment or fixed base of such non-U.S. holder; or

3.	We are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “United States real property holding corporation”, within the meaning of Section 897(c)(2) of the Code, unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, during the relevant period (the “5% exception”). We believe that we have not been and are not currently a United States real property holding corporation, and we do not expect to become a United States real property holding corporation. However, no assurances can be made in this regard. Furthermore, no assurances can be provided that our stock will be considered to be regularly traded on an established securities market for purposes of Section 897 of the Code.

Non-U.S. holders described in clause (1) above are taxed on their gains (including gains from sales of our common stock and net of applicable U.S. losses from sales or exchanges of other capital assets incurred during the year) at a flat rate of 30% or such lower rate as may be specified by an applicable income tax treaty (which may be offset by U.S. source capital losses of the non-U.S. holder, if any). Non-U.S. holders described in clause (2) or (3) above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. If a non-U.S. holder described in clause (2) or (3) is a corporation, it may be subject to the additional branch profits tax at a rate equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. In addition, if we are determined to be a United States real property holding corporation and the 5% exception does not apply, then a purchaser may be required to withhold 10% of the proceeds payable to a non-U.S. holder from a sale or other taxable disposition of our common stock.

U.S. Federal Estate Taxes

Our common stock beneficially owned or treated as beneficially owned by an individual who at the time of death is a non-U.S. holder, and certain lifetime transfers of an interest in common stock made by such an individual, will be included in his or her gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax. Estates of non-resident aliens are generally allowed a statutory credit that has the effect of offsetting the U.S. federal estate tax imposed on the first $60,000 of the taxable estate.

Information Reporting and Backup Withholding

Under U.S. Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding at the applicable rate (currently 28%).

A non-U.S. holder is required to certify its non-U.S. status under penalties of perjury or otherwise establish an exemption in order to avoid information reporting and backup withholding on disposition proceeds where the transaction is effected by or through a U.S. office of a broker.

U.S. information reporting and backup withholding generally will not apply to a payment of proceeds of a disposition of common stock where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, information reporting requirements, but not backup withholding, generally will apply to such a payment if the broker is (i) a U.S. person; (ii) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States; (iii) a controlled foreign corporation as defined in the Code; or (iv) a foreign partnership with certain U.S. connections, unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met or the holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Amounts that we withhold under the backup withholding rules may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS in a timely manner. Non-U.S. holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current U.S. Treasury regulations.

The foregoing discussion is only a summary of certain U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by non-U.S. holders. You are urged to consult your own tax advisor with respect to the particular tax consequences to you of ownership and disposition of our common stock, including the effect of any U.S., state, local, non-U.S. or other tax laws and any applicable income or estate tax treaty.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters named below, and the underwriters, for whom Wachovia Capital Markets, LLC is acting as sole book runner manager and a representative, have severally agreed to purchase the respective number of shares of common stock appearing opposite their names below:

Underwriter	Number of Shares
Wachovia Capital Markets, LLC	4,131,472
Piper Jaffray & Co.	1,836,210
RBC Capital Markets Corporation	1,377,158
SG Cowen & Co., LLC	1,377,158
Jefferies & Company, Inc.	459,052
Doft & Co., Inc.	94,650
A.G. Edwards & Sons, Inc.	94,650
Jesup & Lamont Securities Corporation	94,650

Total	9,465,000

The underwriters have agreed to purchase all of the shares shown in the above table if any of those shares are sold in this offering. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The shares of common stock are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by counsel for the underwriters and conditions contained in the underwriting agreement including, among other items, the receipt of legal opinions from our counsel, the receipt of other customary closing documents, a certification from us as to certain matters and the absence of any objections from the National Associations of Securities Dealers, Inc. with respect to the fairness and reasonableness of the underwriting terms. The underwriters reserve the right to withdraw, cancel or modify the offer and to reject orders in whole or in part.

The underwriters have informed us that they will not confirm sales to accounts over which they exercise discretionary authority in excess of 5% of the total number of shares offered by them.

Commissions and Discounts

The underwriters have advised us that they propose to offer the shares of common stock to the public at the public offering price appearing on the cover page of this prospectus and to certain dealers at that price less a concession of not more than $0.714 per share, of which up to $0.10 may be reallowed to other dealers. After the initial offering, the public offering price, concession and reallowance to dealers may be changed.

The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses, to us and to the selling stockholders, both on a per share basis and in total, assuming either no exercise or full exercise by the underwriters of their over-allotment option.

		Total
	Per Share	Without Option	With Option
Public offering price	$17.00	$160,905,000	$185,040,750
Underwriting discounts and commissions	$1.19	$11,263,350	$12,952,852
Proceeds, before expenses, to us	$15.81	$94,860,000	$117,306,248
Proceeds, before expenses, to the selling stockholders	$15.81	$54,781,650	$54,781,650

We estimate that the expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately $3.0 million. We have agreed to pay the expenses of the selling stockholders incurred in connection with this offering, other than underwriting discounts and commissions payable in respect of the shares sold by the selling stockholders.

Over-Allotment Option

We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 1,419,750 additional shares of our common stock at the public offering price per share less the underwriting discounts and commissions per share shown on the cover page of this prospectus. To the extent that the underwriters exercise this option, each underwriter will have a firm commitment, subject to conditions, to purchase approximately the same percentage of those additional shares that the number of shares of common stock to be purchased by that underwriter as shown in the above table represents as a percentage of the total number of shares shown in that table.

Indemnity

We and the selling stockholders have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

We, all of our directors and officers, and certain of our stockholders prior to this offering, including the selling stockholders, which directors, officers and stockholders will own a total of approximately 40.8% of our outstanding common stock (or approximately 37.5% if the underwriters’ over-allotment option is exercised in full) immediately upon completion of this offering, based on shares outstanding as of October 2, 2005, have agreed that, without the prior written consent of Wachovia Capital Markets, LLC, we and they will not, during the period beginning on and including the date of this prospectus through and including the date that is the 180th day after the date of this prospectus, directly or indirectly:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock;

•	in the case of us, file or cause the filing of any registration statement under the Securities Act with respect to any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock (except that, from and after the 45th day after the date of this prospectus, we may file a registration statement on Form S-8 under the Securities Act with respect to up to 1,789,000 shares of common stock issuable under our equity incentive plan described under “Management—Employment Arrangements—Equity Incentive Plan”); or

•	enter into any swap or other agreement, arrangement or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock, whether any transaction described in any of the foregoing bullet points is to be settled by delivery of our common stock or other capital stock, other securities, in cash or otherwise. Moreover, if:

•	during the last 17 days of the 180-day restricted period referred to above, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

the restrictions described in the immediately preceding sentence will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as the case may be, unless Wachovia Capital Markets, LLC waives, in writing, that extension.

The restrictions described in the immediately preceding paragraph do not apply to:

(1)	the sale of shares to the underwriters;

(2)	the issuance by us of shares, or options to purchase shares, of our common stock pursuant to our equity incentive plan described above under “Management—Employment Arrangements—Equity Incentive Plan,” as that plan is in effect on the date of this prospectus;

(3)	the issuance by us of shares of common stock upon the exercise of stock options issued after the date of this prospectus under our equity incentive plan referred to in clause (2) above, as such plan is in effect on the date of this prospectus;

(4)	bona fide gifts for charitable or estate planning purposes;

(5)	in the case of any party other than the Company, transfers to any trust for the direct or indirect benefit of such party;

(6)	transfers to an affiliate of the transferring stockholder, provided that any such transaction does not require any public filings or reporting; and

(7)	in the case of any stockholder that is a corporation, partnership or limited liability company, transfers to any wholly-owned subsidiary, partner or member, as the case may be, of such corporation, partnership or limited liability company;

provided that, in the case of any issuance of options or shares described in clauses (2) or (3) above or any transfer or gift described in clauses (4) through (7) inclusive above, the person to whom such shares or options are issued or the transferee or donee, as the case may be, executes and delivers to Wachovia Capital Markets, LLC, on behalf of the underwriters, not later than one business day prior to such transfer or gift, a written agreement wherein it agrees to be subject to the restrictions described in the immediately preceding paragraph, subject to the applicable exceptions described above in this paragraph.

Wachovia Capital Markets, LLC may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the shares or other securities subject to the lock-up agreements. Any determination to release any shares or other securities subject to the lock-up agreements would be based on a number of factors at the time of determination, which may include the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares or other securities proposed to be sold or otherwise transferred and the timing, purpose and terms of the proposed sale or other transfer.

Listing on the NYSE

Our common stock has been approved for listing on the NYSE under the symbol “MRT.”

Stabilization

In order to facilitate this offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may sell more shares of common stock than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares of common stock available for purchase by the underwriters under the over-allotment option. The underwriters may close out a covered short sale by exercising the over-allotment option or purchasing common stock in the open market. In determining the source of common stock to close out a covered short sale, the underwriters may consider, among other things, the market price of common stock compared to the price payable under the over-allotment option. The underwriters may also sell shares of common stock in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after the date of pricing of this offering that could adversely affect investors who purchase in this offering.

As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common stock in the open market to stabilize the price of our common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing common stock in this offering if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock.

The foregoing transactions, if commenced, may raise or maintain the market price of our common stock above independent market levels or prevent or retard a decline in the market price of the common stock.

The representative of the underwriters has advised us that these transactions, if commenced, may be effected on the NYSE or otherwise. Neither we nor any of the underwriters makes any representation that the underwriters will engage in any of the transactions described above and these transactions, if commenced, may be discontinued without notice. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of the effect that the transactions described above, if commenced, may have on the market price of our common stock.

Directed Share Program

At our request, the underwriters have reserved up to 5% of the shares of common stock being sold in this offering for sale to our directors, officers, employees, business associates and related persons who express an interest in purchasing these shares of common stock in this offering at the initial public offering price through a directed share program. The number of shares of our common stock available for sale to the general public in this offering will be reduced to the extent that these reserved shares are purchased by these persons. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

Pricing of this Offering

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock was determined by negotiations among us, the selling stockholders and the representative of the underwriters. The factors considered in determining the initial public offering price included:

•	prevailing market conditions;

•	our results of operations and financial condition;

•	financial and operating information and market valuations with respect to other companies that we and the representative of the underwriters believe to be comparable or similar to us;

•	the present state of our development; and

•	our future prospects.

An active trading market for our common stock may not develop. It is possible that the market price of our common stock after this offering will be less than the initial public offering price.

Other

Certain of the underwriters and/or their affiliates have provided and in the future may provide investment banking, commercial banking and/or financial advisory services to us for which they have received and in the future may receive compensation. In particular, we expect that affiliates of certain of the underwriters will be lenders under our new senior revolving credit facility. In addition, Jefferies and

Company, Inc., or its affiliates, have advised affiliates of Castle Harlan in connection with financing arrangements and Jefferies & Company, Inc. served as an initial purchaser in connection with the offering of our 7.5% senior secured notes and as placement agent in the offering of MHCI’s 14.0% senior secured notes, and is acting as dealer manager for the tender offer for our 7.5% senior secured notes.

We expect that certain of the underwriters and their affiliates may continue to provide investment banking, commercial banking and other services to us in the future. We anticipate they will receive customary fees and commissions for these services.

United Kingdom

Wachovia Capital Markets, LLC may arrange to sell the shares in certain jurisdictions through an affiliate, Wachovia Securities International Limited, or WSIL. WSIL is a wholly-owned indirect subsidiary of Wachovia Corporation and an affiliate of Wachovia Capital Markets, LLC. WSIL is a UK incorporated investment firm regulated by the Financial Services Authority. Wachovia Securities is the trade name for the corporate and investment banking services of Wachovia Corporation and its affiliates, including Wachovia Capital Markets, LLC and WSIL.

Each of the underwriters has represented and agreed that:

•	it has not made or will not make an offer of the securities to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

•	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area (Iceland, Norway and Lichtenstein in addition to the member states of the European Union) that has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of the securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the securities to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of the securities to the public” in relation to the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Schulte Roth & Zabel LLP, New York, New York. Sidley Austin LLP, New York, New York, will act as counsel to the underwriters.

EXPERTS

The consolidated financial statements of Morton’s Restaurant Group, Inc. and its subsidiaries as of January 4, 2004 (Successor Period) and January 2, 2005 (Successor Period), and for the period from December 31, 2001 to July 24, 2002 (Predecessor Period), the period from July 25, 2002 to December 29, 2002 (Successor Period) and for each of the years in the two-year period ended January 2, 2005 (Successor Period), have been included herein and in the registration statement of which this prospectus is a part in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Morton’s Holding Company, Inc. and its subsidiary as of and for the year ended January 2, 2005, have been included herein and in the registration statement of which this prospectus is a part in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits, of which this prospectus is a part, under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0330. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you for free on the SEC’s website at www.sec.gov.

We are subject to the information and reporting requirements of the Exchange Act, and we file periodic reports and will make available to our stockholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder

Morton’s Restaurant Group, Inc.:

We have audited the accompanying consolidated balance sheets of Morton’s Restaurant Group, Inc. and subsidiaries as of January 4, 2004 (Successor Period) and January 2, 2005 (Successor Period), and the related consolidated statements of operations, stockholder’s equity, and cash flows for the period from December 31, 2001 to July 24, 2002 (Predecessor Period), the period from July 25, 2002 to December 29, 2002 (Successor Period) and for each of the years in the two-year period ended January 2, 2005 (Successor Period). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Morton’s Restaurant Group, Inc. and subsidiaries as of January 4, 2004 (Successor Period) and January 2, 2005 (Successor Period), and the results of their operations and their cash flows for the period from December 31, 2001 to July 24, 2002 (Predecessor Period), the period from July 25, 2002 to December 29, 2002 (Successor Period) and for each of the years in the two-year period ended January 2, 2005 (Successor Period) in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 to the accompanying consolidated financial statements, the statements of operations, stockholder’s equity and cash flows for the period from December 31, 2001 to July 24, 2002 (Predecessor Period) and the period from July 25, 2002 to December 29, 2002 (Successor Period) have been restated.

/s/ KPMG LLP

Melville, New York

March 28, 2005, except for Notes 2(a), 2(s) and 10 to the consolidated financial statements, which are as of February 6, 2006.

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

January 4, 2004 and January 2, 2005

(amounts in thousands)

	Successor Period
	January 4, 2004	January 2, 2005

Assets
Current assets:
Cash and cash equivalents	$17,997	$10,179
Restricted cash	1,100	548
Marketable securities	—	4,112
Accounts receivable	3,829	4,346
Inventories	9,094	9,302
Prepaid expenses and other current assets	5,069	6,600
Deferred income taxes	7,076	5,237

Total current assets	44,165	40,324

Property and equipment, net	55,724	61,487
Intangible asset	92,000	92,000
Goodwill	61,552	61,789
Other assets and deferred expenses, net	9,879	8,836

	$263,320	$264,436

See accompanying notes to consolidated financial statements.

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

Consolidated Balance Sheets—(Continued)

January 4, 2004 and January 2, 2005

(amounts in thousands, except share and per share amounts)

	Successor Period
	January 4, 2004	January 2, 2005

Liabilities and Stockholder’s Equity
Current liabilities:
Accounts payable	$6,111	$6,390
Accrued expenses	27,955	30,902
Current portion of obligations to financial institutions	658	521
Accrued income taxes	296	379

Total current liabilities	35,020	38,192

7.5% senior secured notes, net of unamortized discount of $14,987 and $13,283, respectively	90,013	91,717
Obligations to financial institutions, less current maturities	12,274	6,636
Deferred income taxes	20,471	23,004
Other liabilities	3,220	7,546

Total liabilities	160,998	167,095

Commitments and contingencies
Stockholder’s equity:
Common stock, $0.01 par value per share. Authorized, issued and outstanding 10,098,500 shares at January 4, 2004 and January 2, 2005	101	101
Additional paid-in capital	96,974	96,976
Accumulated other comprehensive income	128	189
Retained earnings	5,119	75

Total stockholder’s equity	102,322	97,341

	$263,320	$264,436

See accompanying notes to consolidated financial statements.

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

Predecessor Period and Successor Period

(amounts in thousands)

	Predecessor Period	Successor Period
	Dec. 31, 2001- July 24, 2002	July 25, 2002- Dec. 29, 2002	Fiscal Year 2003	Fiscal Year 2004
	Restated (See Note 3)	Restated (See Note 3)
Revenues	$132,433	$105,704	$258,668	$276,334
Food and beverage costs	45,566	35,797	86,265	93,222
Restaurant operating expenses	60,111	51,134	124,051	127,000
Pre-opening costs	723	1,253	904	1,059
Depreciation and amortization	6,573	1,914	5,360	6,435
General and administrative expenses	8,483	6,369	16,680	18,949
Marketing and promotional expenses	3,005	3,597	5,933	8,472
Management fee paid to related party	—	1,243	2,800	2,800

Operating income	7,972	4,397	16,675	18,397
(Gain) loss on insurance proceeds	(1,443)	—	—	(986)
Costs associated with the repayment of certain debt	—	—	2,349	264
Costs associated with strategic alternatives and proxy contest	9,078	—	—	—
Restaurant closing costs (credit)	(300)	—	—	—
Interest expense, net	4,647	2,876	8,862	11,510

(Loss) income before income taxes	(4,010)	1,521	5,464	7,609
Income tax expense	818	642	1,224	5,864

Net (loss) income	$(4,828)	$879	$4,240	$1,745

Net (loss) income per share
Basic	$(1.15)	$0.09	$0.42	$0.17
Diluted	$(1.15)	$0.09	$0.42	$0.17

Shares used in computing net (loss) income per share
Basic	4,184,000	10,098,500	10,098,500	10,098,500
Diluted	4,184,000	10,098,500	10,098,500	10,098,500

Supplemental unaudited pro forma net income per share
Basic				$0.11
Diluted				$0.11

Shares used in computing supplemental unaudited pro forma net income per share
Basic				16,098,500
Diluted				16,340,000

See accompanying notes to consolidated financial statements.

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholder’s Equity

Predecessor Period and Successor Period

(amounts in thousands, except share and per share amounts)

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost	Total Stockholder’s Equity (Deficit)
Predecessor Period:
Balance at December 30, 2001, as restated*	$68	$63,478	$(17,772)	$(907)	$(46,754)	$(1,887)
Comprehensive income (loss):
Net loss, as restated *	—	—	(4,828)	—	—
Foreign currency translation adjustments	—	—	—	104	—
Unrealized gain on swap agreements	—	—	—	118	—

Total comprehensive income (loss)						(4,606)

Exercise of stock options	—	479	—	—	—	479
Issuance of 5,064 shares of treasury stock (average cost of $8.42 per share) before giving effect to 10,098.5 for one stock split	—	—	—	—	43	43

Balance at July 24, 2002, as restated *	68	63,957	(22,600)	(685)	(46,711)	(5,971)

Successor Period:
Purchase accounting adjustments	(68)	(63,957)	22,600	685	46,711	5,971
Issuance of shares and acquisition of Morton’s Restaurant Group, Inc. on July 25, 2002	101	96,972	—	—	—	97,073
Comprehensive income (loss):
Net income, as restated *	—	—	879	—	—
Foreign currency translation adjustments	—	—	—	(339)	—
Unrealized loss on swap agreements	—	—	—	(200)	—

Total comprehensive income (loss)						340

Balance at December 29, 2002, as restated *	101	96,972	879	(539)	—	97,413
Comprehensive income (loss):
Net income	—	—	4,240	—	—
Foreign currency translation adjustments	—	—	—	147	—
Unrealized loss on swap agreements	—	—	—	(191)	—
Reclassification adjustment on swap agreements for amounts realized in net income	—	—	—	711	—

Total comprehensive income (loss)						4,907

Amortization of common units	—	2	—	—	—	2

Balance at January 4, 2004	101	96,974	5,119	128	—	102,322
Comprehensive income (loss):
Net income	—	—	1,745	—	—
Foreign currency translation adjustments	—	—	—	61	—

Total comprehensive income (loss)						1,806

Dividends paid	—	—	(6,789)	—	—	(6,789)
Amortization of common units	—	2	—	—	—	2

Balance at January 2, 2005	$101	$96,976	$75	$189	$—	$97,341

*	(See Note 3)

See accompanying notes to consolidated financial statements.

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Predecessor Period and Successor Period

(amounts in thousands)

	Predecessor Period	Successor Period
	Dec. 31, 2001- July 24, 2002	July 25, 2002- Dec. 29, 2002	Fiscal Year 2003	Fiscal Year 2004
	Restated (See Note 3)	Restated (See Note 3)
Cash flows from operating activities:
Net (loss) income	$(4,828)	$879	$4,240	$1,745
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	6,573	1,914	5,360	6,435
Amortization of deferred occupancy costs, bond discount and other deferred expenses	(1,347)	782	2,647	4,248
Loss on marketable securities	—	—	—	155
Gain on insurance proceeds	(1,443)	—	—	(986)
Deferred income taxes	3,100	(686)	908	5,162
Change in assets and liabilities:
Accounts receivable	1,349	(978)	(252)	(509)
Income taxes receivable	(1,228)	903	885	—
Inventories	406	(1,002)	(367)	(185)
Prepaid expenses and other assets	47	(1,101)	1,664	(1,692)
Accounts payable, accrued expenses and other liabilities	2,824	7,264	(3,170)	5,658
Accrued income taxes	—	169	154	107

Net cash provided by operating activities	5,453	8,144	12,069	20,138

Cash flows from investing activities:
Purchases of property and equipment	(5,207)	(5,885)	(5,161)	(12,138)
Proceeds from insurance	3,125	—	—	986
Purchase of marketable securities	—	—	—	(10,684)
Proceeds from sale of marketable securities	—	—	—	6,417

Net cash used by investing activities	(2,082)	(5,885)	(5,161)	(15,419)

Cash flows from financing activities:
Principal reduction on obligations to financial institutions and capital leases	(6,737)	(5,467)	(79,395)	(5,775)
Proceeds from the 7.5% senior secured notes offering	—	—	89,250	—
Proceeds from obligations to financial institutions	1,000	1,900	6,900	—
Payment of deferred financing costs	—	—	(6,329)	(550)
Decrease (increase) in restricted cash	—	—	(1,100)	552
Issuance of treasury stock	43	—	—	—
Dividends paid	—	—	—	(6,789)
Net proceeds from issuance of stock	479	—	—	—

Net cash (used) provided by financing activities	(5,215)	(3,567)	9,326	(12,562)

Effect of exchange rate changes on cash	36	(8)	60	25

Net (decrease) increase in cash and cash equivalents	(1,808)	(1,316)	16,294	(7,818)
Cash and cash equivalents at beginning of period	4,827	3,019	1,703	17,997

Cash and cash equivalents at end of period	$3,019	$1,703	$17,997	$10,179

See accompanying notes to consolidated financial statements.

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Organization and Other Matters

Morton’s Restaurant Group, Inc. and subsidiaries (the “Company”) are direct or indirect wholly-owned subsidiaries of Morton’s Holding Company, Inc. (“MHCI”), which was incorporated as a Delaware corporation on March 10, 2004 and became the direct parent of the Company on June 4, 2004. MHCI is a wholly-owned subsidiary of Morton’s Holdings, LLC (“MHLLC”), a Delaware limited liability company which was formed on April 4, 2002. The Company is engaged in the business of owning and operating restaurants under the names Morton’s The Steakhouse (“Morton’s”) and Bertolini’s Authentic Trattorias (“Bertolini’s”). As of January 2, 2005, the Company owned and operated 69 restaurants (65 Morton’s and 4 Bertolini’s).

Pursuant to a Merger Agreement dated March 26, 2002, as amended, the owners of MHLLC, through a merger of its wholly-owned subsidiary Morton’s Acquisition Company, on July 25, 2002 (“Effective Date”), acquired all of the outstanding shares of the Company for $17 a share. The aggregate purchase price for all of the Company’s outstanding common stock including options and transaction expenses was approximately $97.0 million.

The acquisition, as described above, has been accounted for in accordance with Financial Accounting Standards Boards Statement of Financial Accounting Standard (“SFAS”) 141, “Business Combinations.” The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of the acquisition as restated (see Note 3) (amounts in thousands).

Current assets	$27,524
Property and equipment	53,113
Intangible asset	92,000
Goodwill	68,404
Other assets	5,816

Total assets acquired	246,857

Current liabilities	38,730
Deferred income taxes	25,292
Long-term debt	85,762

Total liabilities assumed	149,784

Net assets acquired	$97,073

The intangible asset of $92,000,000 represents Morton’s trade name, which has an indefinite life and accordingly is not subject to amortization. Included in goodwill, as restated, of $68,404,000 is a deferred tax liability of $35,880,000 recognized in connection with the identification of the intangible asset of $92,000,000. Goodwill at the date of the acquisition includes an adjustment of $1,341,000 reflecting the cumulative effect of the restatements described in Note 3. Other changes to the carrying amount of goodwill of $6,852,000 during fiscal 2003 consist of adjustments of $4,136,000 primarily consisting of the reversal of accrued lease exit costs in connection with the finalization of purchase accounting adjustments and tax benefits that have been recorded with regard to changes in estimates of income tax uncertainties of $2,716,000.

During fiscal 2004, goodwill was reduced by $389,000 representing tax benefits that have been recorded with regard to changes in estimates of income tax uncertainties. Additionally, during the fourth quarter of fiscal 2004, goodwill was increased by $626,000 which represents an adjustment in purchase accounting as a result of a revision to a liability assumed at the time of purchase.

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As a result of the acquisition, the capital structure of and the basis of accounting under the “push down” method for the Company differs from those of the Company prior to the acquisition. Financial data of the Company in respect of all reporting periods subsequent to July 25, 2002 (Successor Period) reflect the acquisition under the purchase method of accounting. Therefore, the Company’s Successor Period financial data generally will not be comparable to the Company’s Predecessor Period financial data. As a result of the acquisition, the consolidated statement of operations for the Successor Period includes amortization expense relating to debt issuance costs and management fees that did not exist prior to this acquisition. Further, as a result of purchase accounting, the fair values of fixed assets at the date of acquisition became their new “cost” basis. Accordingly, the depreciation of these assets for the Successor Period is based upon their newly established cost basis. Other effects of purchase accounting in the Successor Period are not considered significant. Costs associated with strategic alternatives and proxy contest for the Predecessor Period from December 31, 2001 to July 24, 2002 of $9,078,000 represent: $4,170,000 in legal costs, $3,125,000 in investment banking costs, $855,000 in bank costs, $580,000 in printing, investor relations and proxy solicitation costs and $348,000 in other costs.

The following table summarizes fiscal 2002 results as if the acquisition occurred on December 31, 2001 (amounts in thousands):

Fiscal Year 2002
Restated
Revenues	$238,137
Income before income taxes	6,514
Net income	4,560

(2)	Summary of Significant Accounting Policies

(a)	Initial Public Offering and Stock Split

The Company has authorized the filing of a registration statement with the Securities and Exchange Commission (“SEC”) that would permit the sale of shares of the Company’s common stock in a proposed initial public offering (“IPO”). In connection with the proposed IPO, the Company effected a 10,098.5 for one stock split on February 6, 2006. Accordingly, except for the Predecessor Period from December 31, 2001 through July 24, 2002, all references to number of shares in the consolidated financial statements and accompanying notes have been adjusted to reflect the stock split and change in the number of authorized shares on a retroactive basis as if that split and change had occurred as of the first day of the Successor Period beginning July 25, 2002.

(b)	Principles of Consolidation

The consolidated financial statements include the accounts and results of operations of the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

(c)	Reporting period

The Company uses a 52/53 week fiscal year which ends on the Sunday closest to January 1. Approximately every six or seven years, a 53rd week will be added. Fiscal 2003 was a 53 week year.

(d)	Marketable Securities

The Company accounts for its marketable securities in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In accordance with SFAS No. 115, marketable securities of approximately $4,112,000 as of January 2, 2005 are accounted for as trading securities. Securities held by the Company are bought and held principally for the purpose of selling them in the near term and are recorded at fair value. Unrealized gains and losses on such securities have been recognized in interest expense, net in the consolidated statements of operations. Unrealized gains and losses were not significant in fiscal 2004.

(e)	Inventories

Inventories consist of food, beverages and supplies and are recorded at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

(f)	Property and Equipment

Property and equipment are stated at cost, whereas equipment under capital leases are stated at the present value of minimum lease payments, and are depreciated using the straight-line method over the estimated useful lives of the related assets. Improvements to leased premises and property under capital leases are amortized on the straight-line method over the shorter of the lease term or estimated useful lives of the improvements. In the fiscal 2002 Predecessor Period, the fiscal 2002 Successor Period, fiscal 2003 and fiscal 2004, interest costs capitalized during the construction period for leasehold improvements were approximately $24,000, $97,000, $26,000 and $46,000, respectively. The estimated useful lives of property and equipment are principally as follows: 5 or 15 years for furniture, fixtures and equipment, 31.5 years for buildings and 20 years or less for leasehold improvements if the lease period is shorter than the useful lives.

(g)	Other Assets and Deferred Expenses, Net

Other assets and deferred expenses, net in the accompanying consolidated balance sheets consist of the following (amounts in thousands):

	Successor Period
	January 4, 2004	January 2, 2005
Deferred financing costs	$6,369	$5,244
Smallwares	2,456	2,501
Deposits	262	299
Other	792	792

Total other assets and deferred expenses, net	$9,879	$8,836

As of January 4, 2004 and January 2, 2005, deferred financing costs consisted of the costs associated with the 7.5% senior secured notes offering and a senior secured working capital facility with Wells Fargo Foothill, Inc. (see Notes 7 and 8), which are being amortized over 7 years and 4 years, respectively. Smallwares consist of silverware, glassware, china and kitchen cookware and are capitalized when purchased. These assets are expensed as replaced.

(h)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. For the Predecessor Period, the Company has determined its tax provision on a stand-alone basis. In the Successor Period, the Company is a subsidiary of MHLLC through June 3, 2004 and MHCI since June 4, 2004. The income tax provision for the Successor Period is computed as if the Company had filed a separate stand-alone tax return.

(i)	Intangible Asset and Goodwill

The identifiable intangible asset acquired represents the Company’s trade name “Morton’s,” which has an indefinite life and accordingly is not subject to amortization. The trade name is used in the advertising and marketing of the restaurants and is widely recognized and accepted by consumers in its respective market as an indication of and recognition of service, value and quality. Goodwill represents the excess of costs over fair value of assets of the business acquired. During the Predecessor Period, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” The intangible asset and goodwill acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.” In connection with the adoption of SFAS No. 142, the Company identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company considers a reporting unit to be an individual restaurant. The Company’s initial impairment review indicated that there was no impairment as of the date of adoption for goodwill that was acquired in prior business combinations.

SFAS No. 142 requires the Company to perform an annual assessment of whether there is an indication that goodwill is impaired utilizing a two step method. In the first step, the Company compares the fair value of a reporting unit to its carrying amount. To the extent a reporting unit’s carrying amount exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, in order to measure the amount of impairment loss, the Company must compare the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill.

As of January 2, 2005, the Company performed its annual impairment test of goodwill and its intangible asset in accordance with SFAS No. 142. Based on its evaluation, the Company was not required to recognize an impairment.

(j)	Derivative Financial Instruments

Amounts receivable or payable under interest rate swap agreements are accounted for as adjustments to interest expense.

The Company accounts for its derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. As of January 2, 2005, the Company’s derivative financial

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

instruments consist of an interest rate swap agreement with a notional amount of $20,000,000, which is due to expire on October 24, 2005. Additionally, two interest rate swap agreements with notional amounts of $10,000,000 each expired in April 2003 and May 2003, respectively, and one interest rate swap agreement with a notional amount of $20,000,000 expired in October 2004. The Company’s interest rate swap agreements were originally designated as cash flow hedges for purposes of SFAS No. 133. Based on regression analysis, the Company had determined that its interest rate swap agreements were highly effective. As a result of the July 7, 2003 repayment of the Company’s prior credit facility with a portion of the proceeds from the 7.5% senior secured notes offering, the two outstanding interest rate swap agreements at that date have been subsequently accounted for as speculative instruments and resulting changes in their fair market value have been charged or credited to interest expense, net in the consolidated statement of operations. In addition, the write-off of the accumulated other comprehensive loss of $711,000 and deferred tax assets of $457,000 as of July 7, 2003 which were previously recognized in connection with two interest rate swap agreements are included in “Costs associated with the repayment of certain debt” in the accompanying consolidated statement of operations for fiscal 2003 (see Note 7). As of January 4, 2004 and January 2, 2005, in accordance with SFAS No. 133, liabilities were approximately $723,000 and $77,000, respectively, and the change in the fair market value has been recognized in interest expense, net in the consolidated statement of operations for fiscal 2004 and 2003. Restricted cash of $1,100,000 and $548,000 as of January 4, 2004 and January 2, 2005, respectively, represents cash collateral relating to the interest rate swap agreements with Bank of America, formerly Fleet National Bank (“B of A”). The Company was required to collateralize the interest rate swap agreements upon the July 7, 2003 repayment of the Company’s previously existing credit facility with Fleet National Bank (subsequently acquired by B of A) (“Fleet”) (see Note 8).

(k)	Marketing and Promotional Expenses

Marketing and promotional expenses in the accompanying consolidated statements of operations include advertising expenses of approximately $1,118,000, $602,000, $1,296,000 and $3,478,000 for the fiscal 2002 Predecessor Period, the fiscal 2002 Successor Period, fiscal 2003 and fiscal 2004, respectively. Advertising costs are expensed as incurred.

(l)	Pre-opening costs

Pre-opening costs incurred in connection with the opening of new restaurants are expensed as incurred and are included in “Pre-opening costs, depreciation, amortization and non-cash charges” in the accompanying consolidated statements of operations. Pre-opening costs incurred and recorded as expense for the fiscal 2002 Predecessor Period, the fiscal 2002 Successor Period, fiscal 2003 and fiscal 2004 were approximately $703,000, $1,254,000, $904,000 and $1,059,000, respectively.

(m)	Statements of Cash Flows

For the purposes of the consolidated statements of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. Cash paid for interest and income taxes for fiscal 2004, fiscal 2003, the fiscal 2002 Successor Period and the fiscal 2002 Predecessor Period were as follows (amounts in thousands):

	Predecessor Period	Successor Period
	Dec. 31, 2001- July 24, 2002	July 25, 2002- Dec. 29, 2002	Fiscal 2003	Fiscal 2004
Interest and fees, net of amounts capitalized	$4,039	$3,369	$8,562	$9,538
Income taxes, net of refunds	246	168	496	597

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The insurance proceeds relating to property insurance of $3,125,000 and $986,000 received in the 2002 Predecessor Period and fiscal 2004, respectively, which were included in operating activities in prior years, have been presented as investing activities in the accompanying consolidated statements of cash flows.

(n)	Use of Estimates

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment and valuation allowance for deferred income tax assets. Actual results could differ from those estimates.

(o)	Impairment of Long-Lived Assets

SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. During the Predecessor Period, the Company adopted SFAS No. 144. The adoption did not have any impact on the Company’s consolidated financial statements.

In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company’s assessment of recoverability of property and equipment is performed on a restaurant-by-restaurant basis. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheet.

Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

(p)	Translation of Foreign Currencies

As of January 2, 2005, the Company owned and operated four international locations, one each in Hong Kong, Singapore, Toronto, Canada and Vancouver, Canada. A restaurant in Sydney, Australia and one in Hong Kong (Central) were closed on January 6, 2002 and January 29, 2003, respectively (see Note 4). The financial position and results of operations of the Company’s foreign businesses are measured using local currency as the functional currency. Assets and liabilities are translated into U.S. dollars at year-end rates of exchange, and revenues and expenses are translated at the average rates of exchange for the year. Gains or losses resulting from the translation of foreign currency financial statements are accumulated as a separate component of stockholder’s equity.

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(q)	Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income (loss) and equity adjustments from foreign currency translation and is presented in the consolidated statements of stockholder’s equity. Comprehensive income for fiscal 2003 also includes a reclassification adjustment of $711,000 relating to the Company’s interest rate swap agreements for amounts realized in net income upon such agreements becoming speculative instruments as a result of the repayment of the Company’s prior credit facility (see Note 2(j)). Prior to the Company’s interest rate swap agreements becoming speculative instruments, comprehensive income also included unrealized gains (losses) on such agreements.

(r)	Revenue Recognition

Sales from restaurants are recognized as revenue at the point of the delivery of meals and services. Gift cards and or certificates are sold in the ordinary course of business. Proceeds from gift card and or certificate sales are recorded as deferred revenue at the time the gift card and or certificate is sold and are not recognized as revenue until the gift card and or certificate is redeemed.

(s) Net Income (Loss) Per Share

In connection with the proposed IPO, the Company effected a 10,098.5 for one stock split on February 6, 2006 (see Note 2(a)). Accordingly, basic and diluted shares for all periods presented beginning on or after July 25, 2002 have also been calculated based on the average shares outstanding, as adjusted for the stock split.

Basic and diluted net income (loss) per share have been computed by dividing net income (loss) by the shares outstanding as adjusted, in the case of periods beginning on or after July 25, 2002, for the 10,098.5 for one stock split.

The 10,098,500 shares outstanding as adjusted for the stock split include all shares issuable for no consideration to employees who were granted MHLLC common units pursuant to employee subscription agreements (see Note 12).

The following table sets forth the computation of basic and diluted net (loss) income per share:

	Predecessor Period	Successor Period
	Dec. 31, 2001- July 24, 2002	July 25, 2002- Dec. 29, 2002	Fiscal Year 2003	Fiscal Year 2004
Net (loss) income available to common stockholder	$(4,828)	$879	$4,240	$1,745

Shares:
Weighted average number of common shares outstanding - basic	4,184,000	10,098,500	10,098,500	10,098,500
Dilutive shares	—	—	—	—

Weighted average number of common shares outstanding - diluted	4,184,000	10,098,500	10,098,500	10,098,500

Basic net (loss) income per share	$(1.15)	$0.09	$0.42	$0.17

Diluted net (loss) income per share	$(1.15)	$0.09	$0.42	$0.17

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unaudited supplemental pro forma basic and diluted net income per share have been computed by dividing net income by the shares outstanding as adjusted for the 10,098.5 for one stock split and the 6,000,000 shares of common stock to be issued in the IPO. The pro forma diluted shares include 241,500 restricted shares that the Company anticipates will be issued prior to the consummation of the IPO under the equity incentive plan that the Company intends to implement prior to the consummation of the IPO.

The following table sets forth the computation of the unaudited pro forma basic and diluted net income per share:

Successor Period
Fiscal Year 2004
Net income available to common stockholders	$1,745

Pro forma shares:
Weighted average number of common shares outstanding - basic	16,098,500
Dilutive shares	241,500

Weighted average number of common shares outstanding - diluted	16,340,000

Pro forma net income per share:
Basic net income per share	$0.11

Diluted net income per share	$0.11

(t)	Reclassification

Certain items previously reported have been reclassified to conform to the fiscal 2004 presentation. For fiscal 2003, the fiscal 2002 Successor Period and the fiscal 2002 Predecessor Period, the Company reclassified amounts relating to operating leases and development allowances from lessors on the consolidated statements of operations and consolidated statements of cash flows. For fiscal 2003, the Company reclassified amounts relating to development allowances from lessors and deferred rent on the consolidated balance sheet. The reclassifications had no impact on net income (loss).

At January 4, 2004, the effect of the reclassification was an increase to buildings and leasehold improvements, accumulated depreciation and amortization and other liabilities by $1,725,000, $111,000 and $1,133,000, respectively, and a decrease to other assets and deferred expenses, net of $481,000. Additionally for the fiscal 2002 Predecessor Period , the fiscal 2002 Successor Period and fiscal 2003, restaurant operating expenses were equally (decreased) increased and pre-opening costs, depreciation, amortization and non-cash charges were equally (increased) decreased by ($1,363,000), $782,000 and $1,338,000, respectively. Net cash flows provided by operating activities were increased and net cash flows used by investing activities were increased by $1,758,000, $1,096,000 and $629,000 for the 2002 Predecessor Period, the fiscal 2002 Successor Period and fiscal 2003, respectively.

(u)	New Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment.” This statement replaces SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123(R) requires all stock-based employee compensation to be recorded as an expense in the consolidated statement of operations and that such cost be measured according to the fair value of stock options. SFAS No. 123(R) will be effective the first interim or annual reporting period that begins after June 15, 2005. As the Company already charges

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

stock-based employee compensation expense related to units issued pursuant to employee subscription agreements based on the fair value of such units (see Note 12) the adoption of this statement will not have any effect on the Company’s consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. (“FIN”) 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” FIN 46 was subject to significant interpretation by the FASB, and was revised and reissued in December 2003 (“FIN 46R”). FIN 46R states that if an entity has a controlling financial interest in a variable interest entity, the assets, the liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements to the entity. The adoption of FIN 46 and FIN 46R did not have any effect on the Company’s consolidated financial statements, as the Company does not have any special purpose entities and no other arrangements that meet the definition of a variable interest entity which would require consolidation.

(3)	Restatement of Consolidated Financial Statements

During fiscal 2003, the Company restated its consolidated financial statements for fiscal 1998, 1999, 2000, 2001 and 2002 (Predecessor Period and Successor Period), as a result of having incorrectly provided estimates for expirations and non-redemption of gift certificates that it had sold. The effect of the restatement was to reduce revenues for fiscal 1998, fiscal 1999, fiscal 2000, fiscal 2001 by $408,000, $444,000, $872,000 and $949,000, respectively and to reduce revenues for the 2002 Predecessor Period and the 2002 Successor Period in the amounts of $336,000 and $294,000, respectively. The Company recorded an adjustment to retained earnings of $1,090,000 at December 31, 2000 for the cumulative effect of these restatement adjustments in prior periods. The restatement had no effect on the Company’s net operating cash position. The impact of the above-mentioned restatement on the 2002 consolidated statements of operations is as follows (amounts in thousands):

	Predecessor Period
	December 31, 2001 - July 24, 2002
	Reported	Restated
Revenues	$132,769	$132,433
Loss before income taxes	(3,674)	(4,010)
Income tax expense	949	818
Net loss	(4,623)	(4,828)

	Successor Period
	July 25, 2002 - December 29, 2002
	Reported	Restated
Revenues	$105,998	$105,704
Income before income taxes	1,815	1,521
Income tax expense	757	642
Net income	1,058	879

(4)	Restaurant Closing Costs and Other (Benefit) Charges

(a)	Morton’s—Sydney, Hong Kong (Central) and Addison, Texas

Based on a strategic assessment of revenue trends and other factors, the Company closed the Morton’s Steakhouse restaurant in Sydney, Australia in January 2002. The Company recorded a fiscal 2001 fourth

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

quarter, pre-tax charge of approximately $1,625,000, which consisted primarily of the write-down of the net book value of the restaurant, consisting of property and equipment of approximately $1,300,000 (which included an unpaid invoice of $120,000 related to the construction of the restaurant), inventory and smallwares of approximately $100,000, security deposits of approximately $45,000, accrued legal costs of approximately $100,000 and certain exit costs of approximately $60,000 associated with the closing of the restaurant. The exit costs were recorded in accordance with requirements set forth in Emerging Issues Task Force (“EITF”) 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).” The Company met the criteria set forth in EITF 94-3 as management began to formulate a plan to close the restaurant and terminate employees as of the commitment date and the involuntary termination benefits were not part of a pre-existing plan. The Company does not have an established plan or practice for severance costs as the majority of restaurant employees are paid hourly wages and severance costs are typically a minor component of the overall costs to close a restaurant. The plan, including the type and amount of benefits that employees were eligible to receive, was finalized and communicated to the relevant employees. During the second quarter of fiscal 2002, in conjunction with a mutual release with the lessor, the Company recorded a pre-tax credit of $300,000 representing the recovery of assets previously written-down, which included inventory of approximately $70,000 that was utilized in another Morton’s steakhouse and the recovery of a security deposit of approximately $45,000 that had not been anticipated, and exit costs, which included legal costs of approximately $65,000, which were less than initially accrued for this restaurant. In addition, the Company reversed an accrual for a construction invoice of $120,000, which the Company determined was no longer required.

In January 2003, the Company closed the Morton’s steakhouse in Hong Kong (Central) due to its low revenues and negative cash flows. No impairment charge was recorded in connection with the closing of this steakhouse. The book value of the assets of the Hong Kong (Central) restaurant, which included property and equipment of approximately $1,900,000, a landlord security deposit of approximately $280,000 and other assets of approximately $55,000, were written-down to zero as part of the fair value assessment of the Company’s assets in purchase accounting resulting from our July 2002 acquisition. There were no proceeds received from the disposition of these assets. The Company also recorded in purchase accounting an accrual for certain exit costs, which included accrued severance of approximately $155,000 and accrued legal fees of approximately $35,000, in accordance with the requirements set forth in EITF 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination.” The Company met the criteria set forth in EITF 95-3 as management began to formulate a plan to close the restaurant and terminate employees as of the consummation date and the involuntary termination benefits were not part of a pre-existing plan. The plan, including the type and amount of benefits that employees were eligible to receive, was finalized and communicated to the relevant employees within a period of less than one year from the acquisition date.

In August 2003, the Company closed the Morton’s steakhouse in Addison, Texas due to its low revenues and negative cash flows. No impairment charge was recorded in connection with the closing of this steakhouse. The book value of the assets of the Addison, Texas restaurant, which included property and equipment of approximately $367,000 and other assets of approximately $40,000, were written-down to zero as part of the fair value assessment of the Company’s assets in purchase accounting resulting from our July 2002 acquisition. There were no proceeds received from the disposition of these assets. The Company also recorded in purchase accounting an accrual for certain exit costs, which included accrued severance of approximately $60,000 and accrued legal fees of approximately $40,000, in accordance with the requirements set forth in EITF 95-3. The Company met the criteria set forth in EITF 95-3 as management began to formulate a plan to close the restaurant and terminate employees as of the consummation date and the involuntary termination benefits were not part of a pre-existing plan. The plan, including the type and

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

amount of benefits that employees were eligible to receive, was finalized and communicated to the relevant employees within a period of less than one year from the acquisition date.

(b)	Morton’s—90 West Street, NY

On December 23, 2004, the Company entered into a Settlement Agreement and General Release (the “Agreement”) with St. Paul Fire and Marine Insurance Company (“St. Paul”) pursuant to which the Company has agreed to settle its claims against St. Paul for losses sustained in connection with the September 11, 2001 attacks involving business and property of the Morton’s Steakhouse restaurant located at 90 West Street, New York, New York, two blocks from the World Trade Center which was closed permanently due to structural damage. The terms of the Agreement included payment to the Company of $4,254,000 and a mutual release and discharge with respect to the insurance contract between the Company and St. Paul for the property located at 90 West Street, New York, New York. The payment of $4,254,000 was received in December 2004.

The Company recorded a benefit, net of related costs, in “Restaurant operating expenses” in the accompanying consolidated statements of operations of approximately $997,000, $905,000, $857,000 and $2,775,000 for the fiscal 2002 Predecessor Period, the fiscal 2002 Successor Period, fiscal 2003 and fiscal 2004, respectively, representing business interruption insurance recovery related to costs incurred from the closing of that restaurant. During 2002, the Company received $3,125,000 relating to property insurance and recorded a gain of approximately $1,443,000 in the 2002 Predecessor Period in the accompanying consolidated statement of operations. During 2004, the Company received $986,000 and recorded a gain relating to such property insurance.

(5)	Property and Equipment

The costs and related accumulated depreciation and amortization of major classes of assets as of January 4, 2004 and January 2, 2005 are set forth below (amounts in thousands):

	Successor Period
	January 4, 2004	January 2, 2005
Furniture, fixtures and equipment	$14,131	$16,499
Buildings and leasehold improvements	40,392	45,139
Land	8,474	8,474
Construction in progress	338	5,234

	63,335	75,346
Less accumulated depreciation and amortization	7,611	13,859

Net property and equipment	$55,724	$61,487

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(6)	Accrued Expenses

Accrued expenses at January 4, 2004 and January 2, 2005 consist of the following (amounts in thousands):

	Successor Period
	January 4, 2004	January 2, 2005
Deferred revenue from gift certificates	$10,636	$14,081
Restaurant operating expenses	3,404	4,558
Payroll and related taxes	3,552	3,642
Accrued legal costs	3,243	2,782
Sales and use tax	2,243	1,964
Rent and property taxes	1,486	1,635
Accrued construction costs	423	705
Interest rate swap agreements	723	77
Other	2,245	1,458

Total accrued expenses	$27,955	$30,902

(7)	7.5% Senior Secured Notes

On July 7, 2003, the Company completed a private offering of $105,000,000 in aggregate principal amount at maturity of its 7.5% senior secured notes due 2010. The 7.5% senior secured notes were issued at a discount of 15%. Net proceeds from the 7.5% senior secured notes offering were $89,250,000 less expenses. On December 22, 2003, the Company filed a registration statement with the Securities and Exchange Commission with respect to the 7.5% senior secured notes having substantially identical terms as the original notes, as part of an offer to exchange registered notes for the privately-issued original notes. The new notes evidence the same debt as the original notes, are entitled to the benefits of the indenture governing the original notes and are treated under the indenture as a single class with the original notes. Interest on the 7.5% senior secured notes is payable semi-annually on January 1 and July 1. The 7.5% senior secured notes have a yield to maturity of 12.005% including the accretion of the discount and the amortization of the related deferred financing costs. The Company can redeem the 7.5% senior secured notes on or after July 1, 2007, except the Company may redeem up to 35% of the 7.5% senior secured notes prior to July 1, 2006 with the proceeds of one or more public equity offerings. The Company is required to redeem the 7.5% senior secured notes under some circumstances involving changes of control and asset sales. As of January 2, 2005, we were in compliance with all of our financial covenants.

Concurrently with the closing of the original notes offering, the Company entered into a $15,000,000 senior secured working capital facility with Wells Fargo Foothill, Inc. (see Note 8). As of January 4, 2004 and January 2, 2005, there were no outstanding borrowings under the Company’s working capital facility and $1,000,000 was restricted for letters of credit. The Company used a portion of the net proceeds from the 7.5% senior secured notes offering to repay its previously existing credit facility, capital leases and three mortgages (see Note 8). The Company used the remaining net proceeds for general corporate purposes. During the third quarter of fiscal 2003, the Company expensed $2,349,000 representing: (1) the write-off of deferred financing costs of $718,000 relating to the previously existing credit facility; (2) prepayment penalties of $463,000 incurred with the repayment of the Company’s capital leases and one mortgage; and (3) the write-off of the accumulated other comprehensive loss of $711,000 and deferred tax assets of $457,000 which were previously recognized in connection with two interest rate swap agreements, one which expired on October 24, 2004 and one which is due to expire on October 24, 2005, which due to the repayment of its previously existing credit

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

facility are now accounted for as speculative instruments. Changes in their fair market value are charged or credited to interest expense, net in the consolidated statements of operations. Costs associated with the repayment of certain debt of $264,000 for fiscal 2004 represent prepayment penalties that we incurred with the early repayment of two mortgages (see Note 8).

(8)	Obligations to Financial Institutions

Obligations to financial institutions consists of the following (amounts in thousands):

	Successor Period
	January 4, 2004	January 2, 2005
Credit Facility (a)	$—	$—
Working Capital Facility (b)	—	—
Loan Agreement with CNL Financial I, Inc., due in monthly principal and interest payments (d)	1,097	796
Mortgage loans with GE Capital Franchise Finance due in monthly principal and interest payments (c)	11,835	6,361

Total obligations to financial institutions	12,932	7,157
Less current portion of obligations to financial institutions	658	521

Obligations to financial institutions, less current maturities	$12,274	$6,636

Future maturities of obligations to financial institutions and bond holders are as follows as of January 2, 2005 (amounts in thousands):

	2005	2006	2007	2008	2009	Thereafter	Total
7.5% senior secured notes (see Note 7)	$—	$—	$—	$—	$—	$105,000	$105,000
Working Capital Facility (b)	—	—	—	—	—	—	—
Loan Agreement with CNL Financial I, Inc. (d)	332	334	130	—	—	—	796
Mortgage loans with GE Capital Franchise Finance (c)	189	207	227	248	272	5,218	6,361

Total	$521	$541	$357	$248	$272	$110,218	$112,157

(a)	The Company’s prior credit facility was pursuant to the Second Amended and Restated Revolving Credit and Term Loan Agreement, dated June 19, 1995, between the Company and Fleet, as amended from time to time, a portion of which had been syndicated to other lenders. On July 7, 2003, the Company used a portion of the proceeds from the 7.5% senior secured notes offering (see Note 7) to repay the Company’s prior credit facility in full. Following repayment, the credit facility was terminated.

On April 7, 1998 and May 29, 1998, the Company entered into interest rate swap agreements with Fleet on notional amounts of $10,000,000 each. These agreements terminated on April 7, 2003 and May 29, 2003, respectively. Additionally, on October 24, 2002, pursuant to the July 25, 2002 amendment, the Company entered into two interest rate swap agreements with Fleet on notional amounts of $20,000,000 each, of which one expired on October 24, 2004 and one is due to expire on October 24, 2005. These agreements were used to reduce the potential impact of interest rate fluctuations relating to $40,000,000 of variable rate debt. The Company accounts for its derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133 establishes accounting and reporting standards for derivative

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. The interest rate swap agreements were originally designated as cash flow hedges for purposes of SFAS No. 133. Based on regression analysis, the Company had determined that its interest rate swap agreements were highly effective. As a result of the July 7, 2003 repayment of the Company’s prior credit facility, the two interest rate swap agreements have been accounted for as speculative instruments and resulting changes in their fair market value have been charged or credited to interest expense, net in the consolidated statement of operations. As of January 4, 2004 and January 2, 2005, in accordance with SFAS No. 133, liabilities were approximately $723,000 and $77,000, respectively, and the change in the fair market value has been recognized in interest expense, net in the consolidated statement of operations.

(b)	Concurrently with the closing of the original notes offering (see Note 7), the Company entered into a $15,000,000 senior secured working capital facility with Wells Fargo Foothill, Inc. As of January 2, 2005 and January 4, 2004, there were no outstanding borrowings under the Company’s working capital facility and $1,000,000 was restricted for letters of credit. Interest will accrue on borrowings under the Company’s working capital facility at a floating rate of prime plus 1.75%, or a LIBOR based equivalent. The Company’s working capital facility matures on July 7, 2007. At January 2, 2005, the Company was in compliance with its debt covenants relating to its working capital facility.

(c)	Mortgage loans relate to loan commitments entered into during 1999 and 1998 by various subsidiaries of the Company and GE Capital Franchise Finance, to fund the purchases of land and construction of restaurants. The Company repaid one mortgage in May 2003. The Company also repaid one mortgage in September 2003 and two mortgages in April 2004 with a portion of the proceeds from the 7.5% senior secured notes offering (see Note 7). The remaining two mortgages outstanding as of January 2, 2005 are scheduled to mature in February 2020 and March 2021. The interest rates for the two remaining mortgages are 8.98% and 9.26% per annum. In February 2005, the mortgage with interest of 9.26% which was scheduled to mature in February 2020 was repaid.

(d)	In March 1997, the Company entered into a $2,500,000 loan agreement with CNL Financial I, Inc. (“CNL”). This loan was scheduled to mature on April 1, 2007 and bore interest at 10.002% per annum. This loan is secured by a security interest in the assets of the Morton’s steakhouses located in Chicago (State Street) and Denver (downtown). Principal and interest payments are due monthly over the term of the loan. The Company repaid this loan in February 2005.

(9)	Income Taxes

Income (loss) before income taxes for the Company’s domestic and foreign operations are as follows (amounts in thousands):

	Predecessor Period	Successor Period
	Dec. 31, 2001- July 24, 2002	July 25, 2002- Dec. 29, 2002	Fiscal 2003	Fiscal 2004
	Restated	Restated
Domestic operations	$(3,930)	$1,321	$4,633	$6,195
Foreign operations	(80)	200	831	1,414

Total	$(4,010)	$1,521	$5,464	$7,609

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income tax expense is comprised of the following (amounts in thousands):

		Predecessor Period	Successor Period
		Dec. 31, 2001- July 24, 2002	July 25, 2002- Dec. 29, 2002	Fiscal 2003	Fiscal 2004
		Restated	Restated
Federal:	Current	$(1,620)	$—	$49	$454
	Deferred	2,575	474	288	4,363

		955	474	337	4,817
Foreign:	Current	39	112	308	475
	Deferred	(23)	(60)	(145)	(217)

		16	52	163	258
State and Local:	Current	153	79	293	563
	Deferred	(306)	37	431	226

		(153)	116	724	789

Income tax expense		$818	$642	$1,224	$5,864

Income tax expense differed from the amounts computed by applying the U.S. federal income tax rates to income before income taxes as a result of the following (amounts in thousands):

	Predecessor Period	Successor Period
	Dec. 31, 2001- July 24, 2002	July 25, 2002- Dec. 29, 2002	Fiscal 2003	Fiscal 2004
	Restated	Restated
Computed “expected” tax (benefit) expense	$(1,363)	$517	$1,857	$2,587
Increase (reduction) in income taxes resulting from:
State and local income taxes, net of federal income tax benefit	(107)	72	534	521
Foreign rate differential	2	(4)	—	223
FICA tax credits	1,470	(11)	(1,680)	1,591
Change in valuation allowance	270	—	47	80
Non-deductible interest	—	—	260	580
Non-deductible strategic costs	640	—	—	—
Other, net	(94)	68	206	282

	$818	$642	$1,224	$5,864

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at the end of fiscal 2003 and fiscal 2004 are presented below (amounts in thousands):

	Successor Period
	January 4, 2004	January 2, 2005
Deferred tax assets:
Federal and state net operating loss carryforwards	$5,659	$6,086
Capital loss carryforwards	2,705	2,321
Deferred revenue on gift certificates	4,181	2,057
Accrued timing differences	1,174	1,245
Foreign taxes payable	261	84
Property and equipment depreciation	1,925	1,448
Deferred rent and start-up amortization	1,071	1,539
FICA and other tax credits	11,967	10,455

Total gross deferred tax assets	28,943	25,235
Less valuation allowance	(6,110)	(5,807)

Net deferred tax assets	22,833	19,428
Deferred tax liabilities:
Intangible asset	36,165	36,230
Smallwares	63	965

Total gross deferred tax liabilities	36,228	37,195

Net deferred tax liabilities	$(13,395)	$(17,767)

During fiscal 2004, the Company determined it would elect to treat certain of its employee-portion FICA tax payments as current income tax deductions rather than income tax credits. Such election was made in order to minimize cash paid for income taxes in the short-term. The impact of this change resulted in recording additional tax expense of approximately $1,658,000 to the Company’s income tax expense for fiscal 2004.

At January 2, 2005, the Company had federal and various state income tax net operating loss carryforwards, capital loss carryforwards, and FICA and other tax credits expiring in various periods through 2022, 2006 and 2024, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible and net operating losses can be carried forward. Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. Sections 382 and 383 of the Internal Revenue Code limit the amount of federal net operating losses, capital loss carryovers and FICA credits, generated prior to the Effective Date that may be used in future periods. Generally, the utilization of these attributes will be limited on an annual basis to the value of the acquired business, at the date of ownership change, multiplied by the federal long-term tax-exempt rate at the date of the transaction. In order to fully realize the net deferred tax assets, the Company will need to generate future taxable income of approximately $49,300,000. Taxable income (loss), before the application of net operating loss carryforwards and FICA and other tax credits, for the fiscal year ended January 2, 2005 is estimated to be approximately $8,836,000. The Company assesses the recoverability of its net deferred tax asset based upon the level of historical income and projections of future taxable income. Deferred tax assets arising from capital losses have been fully reserved. Tax benefits that are

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

recognized in future periods by the elimination of the valuation allowance at the acquisition date $(6,852,000) are to be applied, first to reduce to zero any goodwill related to the acquisition, and then to reduce to zero any noncurrent intangible assets related to the acquisition. The amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced.

Goodwill has been adjusted for tax benefits of $2,716,000 and $389,000 in fiscal 2003 and fiscal 2004, respectively, that have been recorded with regard to changes in the valuation allowance and changes in estimates of income tax uncertainties that resulted from the purchase business combination at July 25, 2002. State net operating losses which were subject to valuation allowances have also been adjusted downward to reflect the proper balances at year end. The reduction in the deferred tax asset related to these state net operating losses did not impact the tax expense on continuing operations or goodwill because there has been an equal reduction in the valuation allowance related to these state net operating losses.

General Business Credits of $10,455,000 have been recorded as deferred tax assets by the Company. Included in these credits are credits aggregating $9,978,000 that are for a portion of the employer paid social security taxes on employee cash tips, the remainder of the credits are for Empowerment Zone and other credits. All of these credits are available to offset federal income tax in future years. These credits must generally be utilized after all federal net operating loss carryovers are utilized. For credits generated in tax years beginning before 1998 the carryforward period is 15 years. For credits generated in tax years beginning after 1998 the carryforward period is 20 years.

The credits will expire if unused as follows (amounts in thousands):

Year Generated	Amount of Credit	Year of Potential Expiration
1994	$679	2009
1995	953	2010
1996	1,290	2011
1997	1,348	2012
1998	1,498	2018
1999	1,996	2019
2000	2,444	2020
2001	35	2021
2002	83	2022
2003	25	2023
2004	104	2024

The Company operates in various foreign jurisdictions including, Canada, Singapore and Hong Kong, and operated in Australia through January 6, 2002. The foreign subsidiaries, with the exception of the Canadian operations, all operate as single member limited liability companies treated as disregarded for U.S. federal income tax purposes, and as incorporated entities in their jurisdiction of operation. Therefore, the taxable income or loss of these foreign subsidiaries is recognized on the Company’s U.S. federal income tax return, and any foreign taxes paid are available as foreign tax credits subject to certain limitations, or as deductions against taxable income in the U.S. The Canadian subsidiaries operate as corporations for Canadian tax purposes and their income or loss is not reflected in the U.S. federal income tax return of the Company. U.S. deferred taxes on undistributed earnings of $1,183,000 of the Canadian operations have not been recognized under the indefinite reversal criterion in Accounting Principles Board (“APB”) Opinion No. 23 because they are considered permanent in nature.

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(10)	Capital Stock

At January 4, 2004 and January 2, 2005, the authorized capital of Morton’s Restaurant Group, Inc. (“MRG”) consisted of 10,098,500 shares of common stock at $0.01 par value per share. Such shares had been issued to MHLLC upon the acquisition of the Company on July 25, 2002. On June 4, 2004, MHLLC contributed its 10,098,500 shares of common stock of MRG to MHCI, a newly formed wholly-owned subsidiary of MHLLC, in exchange for 10,098,500 shares of common stock of MHCI, constituting 100% of the authorized common stock of MHCI.

On June 3, 2004, the Company paid a dividend of $6,789,000 to MHLLC.

On June 4, 2004, MHCI completed a $40,000,000 14.0% senior secured notes offering. The notes are secured by the assets of MHCI, which include the stock of MRG. The notes are not secured by the assets of, nor are they guaranteed by, MRG or any of its subsidiaries. MHCI used the proceeds of the offering to make a distribution to MHLLC’s equity holders and to pay fees and expenses related to the issuance.

(11)	Operating Leases

The Company’s operations are generally conducted in leased premises. Including renewal options, remaining lease terms range from 2 to 38 years.

In connection with entering into leases, the Company is frequently provided with development allowances from the lessors. These allowances for leasehold improvements, furniture, fixtures and equipment are included in the related fixed asset accounts and the total amount is amortized on a straight-line basis over the shorter of the lease term or estimated useful lives of the assets. As of January 2, 2005, approximately $235,000 of development allowances were due from lessors and are included in “Prepaid expenses and other current assets” in the accompanying consolidated balance sheet. There were no development allowances due from lessors as of January 4, 2004. See Note 2(t).

The Company leases certain office and restaurant facilities and related equipment under noncancelable operating lease agreements with third parties. Included in obligations for restaurant operating leases are certain restaurant operating leases for which the Company or another subsidiary of the Company guarantees the performance of the restaurant operating lease for such subsidiary for a portion of the lease term, typically not exceeding the first five years. Certain leases require contingent rental provisions based upon a percent of gross revenues and or provide for rent deferral during the initial term of such leases. Included in “Other liabilities” in the accompanying consolidated balance sheets at January 4, 2004 and January 2, 2005 are accruals related to such rent deferrals and landlord allowances of approximately $3,276,000 and $7,588,000, respectively. For financial reporting purposes, such leases are accounted for on a straight-line rental basis. The Company recorded non-cash rent in accordance with SFAS No. 13 of $(1,363,000), $782,000, $1,338,000 and $1,440,000 for the fiscal 2002 Predecessor Period, the fiscal 2002 Successor Period, fiscal 2003 and fiscal 2004, respectively, which is included in “Restaurant operating expenses” in the accompanying consolidated statements of operations.

Future minimum annual rental commitments under the Company’s operating leases are approximately as follows (amounts in thousands):

Fiscal 2005	$18,484
Fiscal 2006	18,840
Fiscal 2007	18,665
Fiscal 2008	18,252
Fiscal 2009	17,629
Fiscal 2010 and thereafter	104,224

Total minimum lease payments	$196,094

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Contingent rental payments on building leases are typically made based upon the percentage of gross revenues on the individual restaurants that exceed predetermined levels. The percentages of gross revenues to be paid, and the related gross revenues, vary by restaurant. Contingent rental expense was approximately $902,000, $688,000, $1,838,000 and $2,409,000 for the fiscal 2002 Predecessor Period, the fiscal 2002 Successor Period, fiscal 2003 and fiscal 2004, respectively. Rental expense, inclusive of contingent rent, for all such leases was approximately $8,267,000, $8,329,000, $19,121,000 and $19,710,000 for the fiscal 2002 Predecessor Period, the fiscal 2002 Successor Period, fiscal 2003 and fiscal 2004, respectively.

(12)	Employee Subscription Agreements

Certain of the Company’s executives and other employees have been granted common units of MHLLC, which represent an ownership interest in MHLLC, pursuant to employee subscription agreements. MHLLC’s Board approved 1,711,344 common units available for grant of which 1,497,585, 26,200 and 2,400 were granted on August 26, 2003, June 21, 2004 and October 28, 2004, respectively. On August 26, 2003, June 21, 2004 and October 28, 2004, the fair value of each common unit granted was $0.01. Common units granted to an employee pursuant to employee subscription agreements are granted at no cost to the employee. These common units are subject to vesting. Fifty percent of the granted common units vest upon certain dates if the employee is employed as of such date as follows:

For selected employees employed as of July 25, 2002 in “qualified positions” (as determined by the MHLLC’s board of advisors), the dates and vesting percentages for the common units based on time-vesting will be as follows:

Date	Percentage
July 25, 2005	40%
July 25, 2006	70%
July 25, 2007	100%

For selected employees not employed as of July 25, 2002 in “qualified positions,” the dates and vesting percentages for the common units based on time-vesting will be as follows:

Date	Percentage
Third anniversary of date of grant	40%
Fourth anniversary of date of grant	70%
Fifth anniversary of date of grant	100%

However, if the employee has been continuously employed by the Company from the date of grant to the date of a change of control, any unvested time vesting units will immediately vest simultaneously with the consummation of the change of control.

In addition, fifty percent of the common units vest upon certain change of control or liquidation events if, upon the occurrence of such an event, Castle Harlan Partners III, L.P. achieves an internal rate of return of at least 30% and the employee is employed as of such date. Upon termination of employment, unvested common units will be forfeited and vested common units will be subject to repurchase pursuant to the terms of MHLLC’s operating agreement. Stock-based employee compensation expense related to this plan will be charged to the Company based on the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, the Company recognized compensation expense of approximately $2,000 relating to the vesting of common units granted in the consolidated statement of operations for each of fiscal 2003 and fiscal 2004. The compensation expense

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

recorded during fiscal 2003 and fiscal 2004, represents the straight-line amortization of the difference between the fair value at the date of grant of $0.01 per common unit and the exercise price (which is zero) of the common units of the outstanding time-vesting common units for the respective period. The compensation expense recorded during fiscal 2003, also includes the difference between the fair value at the date of grant and the exercise price of the common units that were immediately vested on the date of grant of August 26, 2003. The remaining compensation expense that was measured at the date of grant will be amortized on a straight-line basis over the remaining vesting period. Compensation expense relating to the other 50% of common units granted, which vest upon certain change of control or liquidation events if, upon the occurrence of such an event, Castle Harlan Partners III, L.P. achieves an internal rate of return of at least 30%, will be measured and recognized if and when these events occur.

Value of Equity Compensation Issued

An appraisal of MHLLC’s enterprise value was performed by a third party, Valuation Research Company (“VRC”), as of June 29, 2003 and January 4, 2004. VRC’s valuations as of June 29, 2003 and January 4, 2004 were utilized by MHLLC’s board of advisors to value the common units granted to employees during fiscal 2003 and fiscal 2004, respectively. Both of VRC’s valuations utilize the same methodology. For fiscal 2005 grants, the fair value of the grants was determined by MHLLC’s board of advisors based on internally prepared contemporaneous valuations utilizing the same methodology as VRC’s valuations.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value

Determining the fair value of MHLLC common units was effected by complex judgments. The appraisal of the enterprise value of MHLLC performed by VRC as of June 29, 2003 and January 4, 2004 applied an income approach and a market approach and did not then contemplate an initial public offering. VRC prepared an appraisal of the business enterprise on June 29, 2003 and January 4, 2004. After subtracting the outstanding debt and value of the preferred units, there was no value attributable to MHLLC’s common units. The Company allocated the blended enterprise value (average enterprise value calculated using the enterprise values as determined by the market approach and the income approach) to the then outstanding debt and preferred stock. After allocating the value of the outstanding debt and preferred units, no value remained to the common equity. As a result, the MHLLC board of advisors assigned a nominal value ($0.01) to each common unit of MHLLC granted.

The market value approach was based on acquisition multiples for a comparable group of public restaurant companies, computing average ratios and applying these multiples to MHLLC. The acquisition of the Company by Castle Harlan in July 2002 in an arm’s length transaction with an active bidding process was effected at multiples of 8 times EBITDA, 13 times EBIT and 4.7 times EBITDAR. These multiples were used in VRC’s June 29, 2003 and January 4, 2004 appraisals as they were considered to be the best indicator of the value of the Company.

The income approach was based on forecasted cash flows discounted using discount factors that took into account the timing and risk associated with the forecasted free cash flows. Cash flows were discounted at a weighted average cost of capital calculated based on a group of public restaurant companies that we believe to be comparable of 14% and 12% in VRC’s June 29, 2003 and January 4, 2004 appraisals, respectively.

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Activity relating to the common units granted pursuant to employee subscription agreements is as follows:

Unvested common units outstanding as of December 30, 2002	—
Granted units	1,497,585
Vested units	—
Forfeited units	(15,200)

Unvested common units outstanding as of January 4, 2004	1,482,385
Granted units	28,600
Vested units	—
Forfeited units	(17,600)

Unvested common units outstanding as of January 2, 2005	1,493,385

As of January 2, 2005, there were 217,959 common units available for grant.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation as originally provided by SFAS No. 123, “Accounting for Stock-Based Compensation.” Additionally, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in both the annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The transitional requirements of SFAS No. 148 are effective for all financial statements for fiscal years ending after December 15, 2002. Due to the fact that the compensation expense on the unvested common units is based on the fair value of the common units of MHLLC at the date of grant, there is no difference between reported net income and the pro forma net income that would be recognized under SFAS No. 123.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment.” This statement replaces SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123(R) requires all stock-based employee compensation to be recorded as an expense in the consolidated statement of operations and that such cost be measured according to the fair value of stock options. SFAS No. 123(R) will be effective the first interim or annual reporting period that begins after June 15, 2005. As the Company already charges stock-based employee compensation expense related to units issued pursuant to employee subscription agreements based on the fair value of such units, the adoption of this statement will not have any effect on the Company’s consolidated financial statements.

(13)	Employment Agreements

The Company has entered into employment agreements with its Chief Executive Officer and its Executive Vice President. The agreements, as amended, are terminable by the Company with certain restrictions. The aggregate annual 2004 base salary under these employment agreements is approximately $1,009,000. These agreements provide for their annual base salaries to be increased each year to reflect the rate of increase in the Consumer Price Index for Urban Wage Earners and Clerical Workers.

(14)	Employee Benefit Plans

Employees of the Company who are over the age of 21 and who have completed one year of service are eligible for voluntary participation in the Morton’s of Chicago Inc. Profit Sharing and Cash Accumulation

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Plan. Employer contributions to the plan are made at the discretion of the board of directors. Employer contributions paid in the fiscal 2002 Predecessor Period, fiscal 2003 and fiscal 2004 were approximately $122,000, $437,000 and $602,000, respectively. There were no employer contributions paid during the fiscal 2002 Successor Period.

(15)	Legal Matters and Contingencies

Since August 2002, a number of the Company’s current and former employees in New York, Boston and Florida have initiated arbitrations with the American Arbitration Association in their respective states alleging that the Company has violated state (Boston arbitration), state and federal (New York arbitrations) and federal (Florida arbitrations) wage and hour laws regarding the sharing of tips with other employees and failure to pay for all hours worked. In general, the complainants are seeking restitution of tips, the difference between the tip credit wage and the minimum wage, payment for hours worked off the clock (Florida only), liquidated damages and attorneys’ fees and costs. The arbitrator in the New York arbitrations has permitted the complainants to consolidate their arbitrations into one action and proceed as a collective action. The Florida complainants are also seeking to consolidate their arbitrations. The arbitrator has ruled that the claims cannot be consolidated but believes a collective action would be permitted. The Company intends to and is contesting these matters vigorously. Management believes an adverse opinion in any one of these cases would not have a material adverse impact on the Company’s financial condition.

In November 2004, current and former employees of the Sacramento Morton’s commenced a federal lawsuit asserting individual, representative and class claims against the Sacramento Morton’s and several other Morton’s restaurants. The plaintiffs asserted claims based on the Company’s alleged failure to provide them with meal and rest periods, and for unlawful tip sharing and unfair competition. The plaintiffs seek restitution of tips, meal and break period compensation and attorney’s fees. The Sacramento Morton’s, along with the other Morton’s restaurants named in the lawsuit have filed motions seeking to dismiss the claims brought against them.

The Company is involved in various other claims and legal actions arising in the ordinary course of business. Management does not believe that the ultimate resolution of these actions will have a material adverse effect on the Company’s consolidated financial position, results of operations, liquidity and capital resources.

(16)	Related Party Transactions

On July 25, 2002, MHLLC entered into a management agreement with Castle Harlan, Inc. (the majority unit-holder of MHLLC), which was amended as of July 7, 2003. Pursuant to the management agreement, Castle Harlan, Inc. agreed to provide business and organizational strategy, financial and investment management, advisory and merchant and investment banking services in exchange for fees of $2,800,000 per year, which fees may be increased to an amount not exceeding $3,500,000 in any year, plus out of pocket expenses. These fees and expenses are paid by the Company and may be paid to the extent permitted by the indenture governing the 7.5% senior secured notes. In October 2002, MHLLC, Castle Harlan, Inc. and Laurel Crown Capital, LLC: Series One—LC/Morton’s (a significant unit-holder of MHLLC) (“Laurel Crown”) entered into a letter agreement, pursuant to which Castle Harlan, Inc. agreed to provide a portion of the annual fee to Laurel Crown in exchange for Laurel Crown’s assistance in providing the services to MHLLC under the management agreement. At January 4, 2004 and January 2, 2005 included in “Prepaid expenses and other current assets” in the accompanying consolidated balance sheets is approximately $157,000 representing a prepayment of this management fee.

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(17)	Subsequent Event (unaudited)

During March 2005, the Company received proceeds of approximately $660,000 from the sale of stock in a privately owned company and recorded a gain on the sale of its investment of approximately $650,000.

(18)	Supplemental Condensed Consolidating Financial Information

The obligations of Morton’s Restaurant Group, Inc. (the “Issuer”) related to the 7.5% senior secured notes are fully and unconditionally guaranteed on a joint and several basis and on a senior basis by certain of the Company’s wholly-owned domestic subsidiaries (the “Guarantors”). These guarantees are senior secured obligations of the Guarantors, subject to liens permitted under the indenture governing the 7.5% senior secured notes, rank senior in right of payment to all subordinated indebtedness of the Guarantors and rank pari passu in right of payment with all existing and future senior indebtedness of the Guarantors. There are no restrictions on the Company’s ability to obtain cash dividends or other distributions of funds from the Guarantors, except those imposed by applicable law and certain contractual restrictions, which do not exceed 25% of consolidated net assets of any Guarantor, that are permitted under the indenture governing the 7.5% senior secured notes. The following supplemental financial information sets forth, on a condensed consolidating basis, balance sheets, statements of operations and statements of cash flows for the Issuer, domestic subsidiaries of the Company that are Guarantors and foreign subsidiaries and domestic subsidiaries of the Company that are not Guarantors (collectively, the “Non-Guarantor Subsidiaries”). The Company has not presented separate financial statements and other disclosures concerning the Guarantor Subsidiaries because management has determined that such information is not material to investors.

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Supplemental Consolidating Balance Sheet

January 4, 2004 (Successor Period)

(Amounts in thousands)

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$17,911	$(614)	$700	$—	$17,997
Restricted cash	1,100	—	—	—	1,100
Accounts receivable	2	3,665	162	—	3,829
Inventories	—	8,511	583	—	9,094
Prepaid expenses and other current assets	382	4,649	38	—	5,069
Deferred income taxes	1,875	5,201	—	—	7,076

Total current assets	21,270	21,412	1,483	—	44,165

Property and equipment, net	91	54,151	1,482	—	55,724
Intangible asset	—	92,000	—	—	92,000
Goodwill	—	61,552	—	—	61,552
Other assets and deferred expenses, net	8,899	3,251	249	(2,520)	9,879
Amounts due from affiliates	150,482	14,325	4,710	(169,517)	—

	$180,742	$246,691	$7,924	$(172,037)	$263,320

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Supplemental Consolidating Balance Sheet

January 4, 2004 (Successor Period)

(Amounts in thousands, except share and per share amounts)

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Liabilities and Stockholder’s Equity
Current liabilities:
Accounts payable and accrued expenses	$6,090	$26,704	$1,272	$—	$34,066
Current portion of obligations to financial institutions	—	658	—	—	658
Accrued income taxes	10,661	(11,774)	1,409	—	296
Amounts due from affiliates	—	165,206	4,311	(169,517)	—

Total current liabilities	16,751	180,794	6,992	(169,517)	35,020

7.5% senior secured notes, net of unamortized discount of $14,987	90,013	—	—	—	90,013
Obligations to financial institutions, less current maturities	—	12,274	—	—	12,274
Deferred income taxes	(3,860)	24,331	—	—	20,471
Other liabilities	(56)	3,207	69	—	3,220

Total liabilities	102,848	220,606	7,061	(169,517)	160,998

Commitments and contingencies

Stockholder’s equity:
Common stock, $0.01 par value per share. Authorized, issued and outstanding 10,098,500 shares	101	—	—	—	101
Additional paid-in capital	96,974	2,520	—	(2,520)	96,974
Accumulated other comprehensive income (loss)	—	296	(168)	—	128
(Accumulated deficit) retained earnings	(19,181)	23,269	1,031	—	5,119

Total stockholder’s equity	77,894	26,085	863	(2,520)	102,322

	$180,742	$246,691	$7,924	$(172,037)	$263,320

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Supplemental Consolidating Balance Sheet

January 2, 2005 (Successor Period)

(Amounts in thousands)

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$9,014	$535	$630	$—	$10,179
Restricted cash	548	—	—	—	548
Marketable securities	4,112	—	—	—	4,112
Accounts receivable	1	4,172	173	—	4,346
Inventories	—	8,717	585	—	9,302
Prepaid expenses and other current assets	677	5,866	57	—	6,600
Deferred income taxes	(991)	6,228	—	—	5,237

Total current assets	13,361	25,518	1,445	—	40,324

Property and equipment, net	147	60,227	1,113	—	61,487
Intangible asset	—	92,000	—	—	92,000
Goodwill	—	61,789	—	—	61,789
Other assets and deferred expenses, net	7,774	3,297	285	(2,520)	8,836
Amounts due from affiliates	119,894	—	179	(120,073)	—

	$141,176	$242,831	$3,022	$(122,593)	$264,436

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Supplemental Consolidating Balance Sheet

January 2, 2005 (Successor Period)

(Amounts in thousands, except share and per share amounts)

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Liabilities and Stockholder’s Equity
Current liabilities:
Accounts payable and accrued expenses	$4,348	$31,698	$1,246	$—	$37,292
Current portion of obligations to financial institutions	—	521	—	—	521
Accrued income taxes	(3,850)	4,827	(598)	—	379
Amounts due from affiliates	—	120,073	—	(120,073)	—

Total current liabilities	498	157,119	648	(120,073)	38,192

7.5% senior secured notes, net of unamortized discount of $13,283	91,717	—	—	—	91,717
Obligations to financial institutions, less current maturities	—	6,636	—	—	6,636
Deferred income taxes	—	23,004	—	—	23,004
Other liabilities	(42)	7,493	95	—	7,546

Total liabilities	92,173	194,252	743	(120,073)	167,095

Commitments and contingencies

Stockholder’s equity:
Common stock, $0.01 par value per share. Authorized, issued and outstanding 10,098,500 shares	101	—	—	—	101
Additional paid-in capital	96,976	2,520	—	(2,520)	96,976
Accumulated other comprehensive income (loss)	—	355	(166)	—	189
(Accumulated deficit) retained earnings	(48,074)	45,704	2,445	—	75

Total stockholder’s equity	49,003	48,579	2,279	(2,520)	97,341

	$141,176	$242,831	$3,022	$(122,593)	$264,436

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Supplemental Consolidating Statement of Operations

December 31, 2001 to July 24, 2002 (Predecessor Period)

Restated

(Amounts in thousands)

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$7,969	$124,896	$7,537	$(7,969)	$132,433

Food and beverage costs	—	43,037	2,529	—	45,566
Restaurant operating expenses	—	55,593	4,518	—	60,111
Pre-opening costs	—	723	—	—	723
Depreciation and amortization	117	6,105	351	—	6,573
General and administrative expenses	8,483	7,969	—	(7,969)	8,483
Marketing and promotional expenses	—	2,817	188	—	3,005

Operating (loss) income	(631)	8,652	(49)	—	7,972
Gain on insurance proceeds	—	1,443	—	—	1,443
Costs associated with strategic alternatives and proxy contest	9,078	—	—	—	9,078
Restaurant closing costs (credit)	—	(300)	—	—	(300)
Interest expense, net	3,042	1,574	31	—	4,647

(Loss) income before income taxes	(12,751)	8,821	(80)	—	(4,010)
Income tax expense	818	—	—	—	818

Net (loss) income	$(13,569)	$8,821	$(80)	$—	$(4,828)

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Supplemental Consolidating Statement of Operations

July 25, 2002 to December 29, 2002 (Successor Period)

Restated

(Amounts in thousands)

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$6,327	$100,266	$5,438	$(6,327)	$105,704

Food and beverage costs	—	34,015	1,782	—	35,797
Restaurant operating expenses	—	48,047	3,087	—	51,134
Pre-opening costs	—	1,253	—	—	1,253
Depreciation and amortization	101	1,627	186	—	1,914
General and administrative expenses	6,369	6,327	—	(6,327)	6,369
Marketing and promotional expenses	—	3,438	159	—	3,597
Management fee paid to related party	1,243	—	—	—	1,243

Operating (loss) income	(1,386)	5,559	224	—	4,397
Interest expense, net	2,236	616	24	—	2,876

(Loss) income before income taxes	(3,622)	4,943	200	—	1,521
Income tax expense	642	—	—	—	642

Net (loss) income	$(4,264)	$4,943	$200	$—	$879

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Supplemental Consolidating Statement of Operations

Fiscal Year Ended January 4, 2004 (Successor Period)

(Amounts in thousands)

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$15,483	$247,441	$11,227	$(15,483)	$258,668

Food and beverage costs	—	82,497	3,768	—	86,265
Restaurant operating expenses	—	118,124	5,927	—	124,051
Pre-opening costs	—	904	—	—	904
Depreciation and amortization	64	4,893	403	—	5,360
General and administrative expenses	16,680	15,483	—	(15,483)	16,680
Marketing and promotional expenses	—	5,661	272	—	5,933
Management fee paid to related party	2,800	—	—	—	2,800

Operating (loss) income	(4,061)	19,879	857	—	16,675
Costs associated with the repayment of certain debt	2,349	—	—	—	2,349
Interest expense, net	7,283	1,553	26	—	8,862

(Loss) income before income taxes	(13,693)	18,326	831	—	5,464
Income tax expense	1,224	—	—	—	1,224

Net (loss) income	$(14,917)	$18,326	$831	$—	$4,240

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Supplemental Consolidating Statement of Operations

Fiscal Year Ended January 2, 2005 (Successor Period)

(Amounts in thousands)

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$16,546	$263,495	$12,839	$(16,546)	$276,334

Food and beverage costs	—	88,966	4,256	—	93,222
Restaurant operating expenses	—	120,635	6,365	—	127,000
Pre-opening costs	—	1,059	—	—	1,059
Depreciation and amortization	12	5,875	548	—	6,435
General and administrative expenses	18,949	16,546	—	(16,546)	18,949
Marketing and promotional expenses	—	8,216	256	—	8,472
Management fee paid to related party	2,800	—	—	—	2,800

Operating (loss) income	(5,215)	22,198	1,414	—	18,397
(Gain) loss on insurance proceeds	—	(986)	—	—	(986)
Costs associated with the repayment of certain debt	264	—	—	—	264
Interest expense, net	10,761	749	—	—	11,510

(Loss) income before income taxes	(16,240)	22,435	1,414	—	7,609
Income tax expense	5,864	—	—	—	5,864

Net (loss) income	$(22,104)	$22,435	$1,414	$—	$1,745

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Supplemental Consolidating Statement of Cash Flows

December 31, 2001 to July 24, 2002 (Predecessor Period)

Restated

(Amounts in thousands)

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Cash flows from operating activities:
Net (loss) income	$(13,569)	$8,821	$(80)	$(4,828)
Adjustments to reconcile net (loss) income to net cash provided (used) by operating activities:
Depreciation and amortization of property and equipment	117	5,879	577	6,573
Amortization of deferred occupancy costs and other deferred expenses	—	(1,277)	(70)	(1,347)
Gain on insurance proceeds	—	(1,443)	—	(1,443)
Deferred income taxes	1,129	1,971	—	3,100
Change in assets and liabilities:
Accounts receivable	—	1,385	(36)	1,349
Income taxes receivable	(1,228)	—	—	(1,228)
Inventories	—	340	66	406
Prepaid expenses and other assets	25	(521)	543	47
Accounts payable, accrued expenses and other liabilities	2,226	1,649	(1,051)	2,824
Accrued income taxes	11,582	(11,582)	—	—

Net cash provided (used) by operating activities	282	5,222	(51)	5,453

Cash flows from investing activities:
Purchases of property and equipment	(13)	(5,030)	(164)	(5,207)
Proceeds from insurance	—	3,125	—	3,125

Net cash used by investing activities	(13)	(1,905)	(164)	(2,082)

Cash flows from financing activities:
Principal reduction on obligations to financial institutions and capital leases	(3,738)	(2,880)	(119)	(6,737)
Proceeds from obligations to financial institutions	1,000	—	—	1,000
Issuance of treasury stock	43	—	—	43
Net proceeds from issuance of stock	50	429	—	479

Net cash used by financing activities	(2,645)	(2,451)	(119)	(5,215)

Effect of exchange rate changes on cash	—	(4)	40	36

Net (decrease) increase in cash and cash equivalents	(2,376)	862	(294)	(1,808)
Cash and cash equivalents at beginning of period	3,063	902	862	4,827

Cash and cash equivalents at end of period	$687	$1,764	$568	$3,019

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Supplemental Consolidating Statement of Cash Flows

July 25, 2002 to December 29, 2002 (Successor Period)

Restated

(Amounts in thousands)

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Cash flows from operating activities:
Net (loss) income	$(4,264)	$4,943	$200	$879
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	101	2,012	(199)	1,914
Amortization of deferred occupancy costs and other deferred expenses	—	782	—	782
Deferred income taxes	(9,470)	8,784	—	(686)
Change in assets and liabilities:
Accounts receivable	(57)	(949)	28	(978)
Income taxes receivable	903	—	—	903
Inventories	—	(1,021)	19	(1,002)
Prepaid expenses and other assets	1,274	(2,850)	475	(1,101)
Accounts payable, accrued expenses and other liabilities	2,477	4,716	71	7,264
Accrued income taxes	10,602	(10,283)	(150)	169

Net cash provided by operating activities	1,566	6,134	444	8,144

Cash flows from investing activities:
Purchases of property and equipment	(10)	(5,853)	(22)	(5,885)

Net cash used by investing activities	(10)	(5,853)	(22)	(5,885)

Cash flows from financing activities:
Principal reduction on obligations to financial institutions and capital leases	(3,900)	(1,444)	(123)	(5,467)
Proceeds from obligations to financial institutions	1,900	—	—	1,900

Net cash used by financing activities	(2,000)	(1,444)	(123)	(3,567)

Effect of exchange rate changes on cash	—	—	(8)	(8)

Net (decrease) increase in cash and cash equivalents	(444)	(1,163)	291	(1,316)
Cash and cash equivalents at beginning of period	687	1,764	568	3,019

Cash and cash equivalents at end of period	$243	$601	$859	$1,703

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Supplemental Consolidating Statement of Cash Flows

Fiscal Year Ended January 4, 2004 (Successor Period)

(Amounts in thousands)

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Cash flows from operating activities:
Net (loss) income	$(14,917)	$18,326	$831	$4,240
Adjustments to reconcile net (loss) income to net cash (used) provided by operating activities:
Depreciation and amortization of property and equipment	64	4,897	399	5,360
Amortization of deferred occupancy costs, bond discount and other deferred expenses	1,310	1,294	43	2,647
Deferred income taxes	3,079	(2,171)	—	908
Change in assets and liabilities:
Accounts receivable	55	(333)	26	(252)
Income taxes receivable	885	—	—	885
Inventories	—	(462)	95	(367)
Prepaid expenses and other assets	(3,635)	4,744	555	1,664
Accounts payable, accrued expenses and other liabilities	(2,237)	369	(1,302)	(3,170)
Accrued income taxes	12,567	(12,212)	(201)	154

Net cash (used) provided by operating activities	(2,829)	14,452	446	12,069

Cash flows from investing activities:
Purchases of property and equipment	(99)	(4,943)	(119)	(5,161)

Net cash used by investing activities	(99)	(4,943)	(119)	(5,161)

Cash flows from financing activities:
Principal reduction on obligations to financial institutions and capital leases	(68,125)	(10,724)	(546)	(79,395)
Proceeds from the 7.5% senior secured notes offering	89,250	—	—	89,250
Proceeds from obligations to financial institutions	6,900	—	—	6,900
Payment of deferred financing costs	(6,329)	—	—	(6,329)
Increase in restricted cash	(1,100)	—	—	(1,100)

Net cash provided (used) by financing activities	20,596	(10,724)	(546)	9,326

Effect of exchange rate changes on cash	—	—	60	60

Net increase (decrease) in cash and cash equivalents	17,668	(1,215)	(159)	16,294
Cash and cash equivalents at beginning of period	243	601	859	1,703

Cash and cash equivalents at end of period	$17,911	$(614)	$700	$17,997

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Supplemental Consolidating Statement of Cash Flows

Fiscal Year Ended January 2, 2005 (Successor Period)

(Amounts in thousands)

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Cash flows from operating activities:
Net (loss) income	$(22,104)	$22,435	$1,414	$1,745
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	12	5,843	580	6,435
Amortization of deferred occupancy costs, bond discount and other deferred expenses	2,808	1,421	19	4,248
Loss (gain) on marketable securities	155	—	—	155
Gain on insurance proceeds	—	(986)	—	(986)
Deferred income taxes	6,726	(1,564)	—	5,162
Change in assets and liabilities:
Accounts receivable	1	(506)	(4)	(509)
Inventories	—	(207)	22	(185)
Prepaid expenses and other assets	30,293	(30,275)	(1,710)	(1,692)
Accounts payable, accrued expenses and other liabilities	(1,155)	6,884	(71)	5,658
Accrued income taxes	(14,511)	14,811	(193)	107

Net cash provided by operating activities	2,225	17,856	57	20,138

Cash flows from investing activities:
Purchases of property and equipment	(68)	(11,918)	(152)	(12,138)
Proceeds from insurance	—	986	—	986
Purchase of marketable securities	(10,684)	—	—	(10,684)
Proceeds from sale of marketable securities	6,417	—	—	6,417

Net cash used by investing activities	(4,335)	(10,932)	(152)	(15,419)

Cash flows from financing activities:
Principal reduction on obligations to financial institutions	—	(5,775)	—	(5,775)
Payment of deferred financing costs	(550)	—	—	(550)
Decrease in restricted cash	552	—	—	552
Dividends paid	(6,789)	—	—	(6,789)

Net cash used by financing activities	(6,787)	(5,775)	—	(12,562)

Effect of exchange rate changes on cash	—	—	25	25

Net (decrease) increase in cash and cash equivalents	(8,897)	1,149	(70)	(7,818)
Cash and cash equivalents at beginning of period	17,911	(614)	700	17,997

Cash and cash equivalents at end of period	$9,014	$535	$630	$10,179

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(amounts in thousands)

	January 2, 2005	October 2, 2005
		(unaudited)

Assets
Current assets:
Cash and cash equivalents	$10,179	$5,887
Restricted cash	548	417
Marketable securities	4,112	8,176
Accounts receivable	4,346	5,421
Inventories	9,302	8,991
Prepaid expenses and other current assets	6,600	7,404
Deferred income taxes	5,237	3,864

Total current assets	40,324	40,160

Property and equipment, at cost:
Furniture, fixtures and equipment	16,499	19,791
Buildings and leasehold improvements	45,139	56,066
Land	8,474	8,474
Construction in progress	5,234	258

	75,346	84,589
Less accumulated depreciation and amortization	13,859	19,219

Net property and equipment	61,487	65,370

Intangible asset	92,000	92,000
Goodwill	61,789	61,528
Other assets and deferred expenses, net	8,836	8,286

	$264,436	$267,344

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

Consolidated Balance Sheets—(Continued)

(amounts in thousands, except share and per share amounts)

	January 2, 2005	October 2, 2005
		(unaudited)

Liabilities and Stockholder’s Equity
Current liabilities:
Accounts payable	$6,390	$6,023
Accrued expenses	30,902	32,361
Current portion of obligations to financial institutions	521	111
Accrued income taxes	379	511

Total current liabilities	38,192	39,006

7.5% senior secured notes, net of unamortized discount of $13,283 and $11,878 at January 2, 2005 and October 2, 2005, respectively	91,717	93,122
Obligations to financial institutions, less current maturities	6,636	3,497
Deferred income taxes	23,004	21,910
Other liabilities	7,546	12,489

Total liabilities	167,095	170,024

Commitments and contingencies
Stockholder’s equity:
Common stock, $0.01 par value per share. Authorized, issued and outstanding 10,098,500 shares at January 2, 2005 and October 2, 2005	101	101
Additional paid-in capital	96,976	96,976
Accumulated other comprehensive income	189	205
Retained earnings	75	38

Total stockholder’s equity	97,341	97,320

	$264,436	$267,344

See accompanying notes to unaudited consolidated financial statements.

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(amounts in thousands)

	Nine month periods ended
	October 3, 2004	October 2, 2005
	(unaudited)
Revenues	$199,682	$217,122
Food and beverage costs	67,566	72,328
Restaurant operating expenses	95,457	104,109
Pre-opening costs	553	2,050
Depreciation and amortization	4,766	5,327
General and administrative expenses	14,011	16,431
Marketing and promotional expenses	7,002	4,082
Management fee paid to related party	2,100	2,100

Operating income	8,227	10,695
Costs associated with the repayment of certain debt	264	174
Gain on sale of investment	—	(664)
Interest expense, net	8,706	8,085

(Loss) income before income taxes	(743)	3,100
Income tax expense	1,326	1,681

Net (loss) income	$(2,069)	$1,419

Net (loss) income per share
Basic	$(0.20)	$0.14
Diluted	$(0.20)	$0.14

Shares used in computing net (loss) income per share
Basic	10,098,500	10,098,500
Diluted	10,098,500	10,098,500

Supplemental unaudited pro forma net income per share
Basic		$0.09
Diluted		$0.09

Shares used in computing supplemental unaudited pro forma net income per share
Basic		16,098,500
Diluted		16,340,000

See accompanying notes to unaudited consolidated financial statements.

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(amounts in thousands)

	Nine month periods ended
	October 3, 2004	October 2, 2005
	(unaudited)
Cash flows from operating activities:
Net (loss) income	$(2,069)	$1,419
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation, amortization and other non-cash charges	8,025	8,238
Gain on sale of investment	—	(664)
Loss (gain) on marketable securities	110	(96)
Deferred income taxes	946	540
Change in assets and liabilities:
Accounts receivable	(1,126)	(1,073)
Inventories	570	316
Prepaid expenses and other assets	(928)	(1,090)
Accounts payable, accrued expenses and other liabilities	(497)	5,342
Accrued income taxes	(159)	143

Net cash provided by operating activities	4,872	13,075

Cash flows from investing activities:
Purchases of property and equipment	(6,438)	(9,192)
Proceeds from sale of investment	—	674
Purchase of marketable securities	(7,295)	(3,968)
Proceeds from sale of marketable securities	6,217	—

Net cash used in investing activities	(7,516)	(12,486)

Cash flows from financing activities:
Principal reduction on obligations to financial institutions	(5,652)	(3,549)
Payment of deferred financing costs	(550)	—
Dividends paid	(6,789)	(1,456)
Decrease in restricted cash	323	131

Net cash used in financing activities	(12,668)	(4,874)

Effect of exchange rate changes on cash	3	(7)

Net decrease in cash and cash equivalents	(15,309)	(4,292)
Cash and cash equivalents at beginning of period	17,997	10,179

Cash and cash equivalents at end of period	$2,688	$5,887

See accompanying notes to unaudited consolidated financial statements.

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

October 3, 2004 and October 2, 2005

1)	Basis of Presentation

The accompanying unaudited consolidated financial statements of Morton’s Restaurant Group, Inc. and its subsidiaries (the “Company,” “we,” “us” and “our”) have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q. Accordingly, they do not include all information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements.

The accompanying consolidated financial statements are unaudited and include all adjustments (consisting of normal recurring adjustments and accruals) that management considers necessary for a fair presentation of its financial position and results of operations for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the full year.

The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions relating to the reported amount of assets, liabilities, revenues and expenses reported during the period. Actual results could differ from those estimates.

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

The Company uses a 52/53 week fiscal year which ends on the Sunday closest to January 1. Approximately every six or seven years, a 53rd week will be added.

Morton’s Restaurant Group, Inc. (“MRG”) was incorporated as a Delaware corporation on October 3, 1988 and is a wholly-owned subsidiary of Morton’s Holding Company, Inc. (“MHCI”), which was incorporated as a Delaware corporation on March 10, 2004 and became the direct parent of MRG on June 4, 2004. MHCI is a wholly owned subsidiary of Morton’s Holdings, LLC (“MHLLC”), a Delaware limited liability company formed on April 4, 2002.

2)	Recent Events

During 2005, the Company received proceeds of approximately $674,000 from the sale of stock in Charlie Brown’s Acquisition Corp., an affiliate of Castle Harlan, Inc., and recorded a gain on the sale of its investment of approximately $664,000 in the consolidated statement of operations for the nine month period ended October 2, 2005.

3)	Statements of Cash Flows

For the purposes of the consolidated statements of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company paid cash interest of approximately $5,322,000 (which includes capitalized interest of approximately $46,000) and $4,566,000 (which includes capitalized interest of approximately $151,000), and income taxes, net of refunds, of approximately $542,000 and $1,004,000, for the nine month periods ended October 3, 2004 and October 2, 2005, respectively.

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 3, 2004 and October 2, 2005

4)	Restricted Cash

Restricted cash of $548,000 and $417,000 as of January 2, 2005 and October 2, 2005, respectively, represents cash collateral relating to an interest rate swap agreement with Bank of America, formerly Fleet National Bank (“B of A”). See Note 6.

5)	Intangible Asset and Goodwill

The identifiable intangible asset acquired represents the Company’s trade name “Morton’s,” which has an indefinite life and accordingly is not subject to amortization, but is subject to impairment testing. The trade name is used in the advertising and marketing of the restaurants and is widely recognized and accepted by consumers in its respective market as an indication of and recognition of service, value and quality. Goodwill represents the excess of costs over fair value of assets of the business acquired. During fiscal 2005, goodwill was reduced by $261,000 which represents an adjustment in purchase accounting as a result of a revision to a deferred tax asset valuation allowance assumed at the time of purchase.

6)	Derivative Financial Instruments

The Company accounts for its derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. As of October 2, 2005, the Company’s derivative financial instrument consists of one interest rate swap agreement with a notional amount of $20,000,000, which expired on October 24, 2005. Additionally, one interest rate swap agreement with a notional amount of $20,000,000 expired in October 2004. The Company’s interest rate swap agreements are accounted for as speculative instruments and resulting changes in fair market value have been charged or credited to interest expense, net in the consolidated statements of operations. As of January 2, 2005, in accordance with SFAS No. 133, the liability was approximately $77,000. As of October 2, 2005, in accordance with SFAS No. 133 the receivable was approximately $25,000.

7)	Comprehensive Income

The components of comprehensive income for the nine month periods ended October 3, 2004 and October 2, 2005 are as follows (amounts in thousands):

	Nine month periods ended
	October 3, 2004	October 2, 2005
Net (loss) income	$(2,069)	$1,419
Other comprehensive income (loss):
Foreign currency translation	(1)	16

Total comprehensive (loss) income	$(2,070)	$1,435

8)	Dividend

On June 4, 2004, MHCI completed a $40,000,000 14.0% senior secured notes offering due December 30, 2010. The notes are secured by the assets of MHCI, which include the stock of MRG. The notes are not secured by the assets of, nor are they guaranteed by, MRG or any of its subsidiaries.

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 3, 2004 and October 2, 2005

Pursuant to the MHCI notes, if at the end of a fiscal quarter the Company has cash and cash equivalents and marketable securities in excess of $5,000,000, excluding up to $750,000 of cash and cash equivalents held by one or more of the Company’s foreign subsidiaries, and is permitted to pay a dividend under the Restricted Payments covenant of the 7.5% senior secured notes (defined therein), the Company is required to pay a dividend, to the extent permitted, to MHCI to repay outstanding Paid In Kind (“PIK”) notes that had been issued in lieu of interest payments. The dividend will be in the amount of the lesser of the excess cash and cash equivalents and marketable securities over the $5,000,000 threshold or the aggregate outstanding PIK notes. On May 12, 2005 and August 17, 2005, the Company paid such dividends of approximately $995,000 and $461,000, respectively, to MHCI.

9)	Employee Subscription Agreements

Certain of our executives and other employees have been granted common units of MHLLC, which represent an ownership interest in MHLLC, pursuant to employee subscription agreements. MHLLC’s Board approved 1,711,344 common units available for grant of which 1,497,585, 28,600, 20,800, 1,600 and 150,000 were granted in fiscal 2003, fiscal 2004, on January 25, 2005, on May 24, 2005 and on July 26, 2005, respectively. The fair value of each common unit granted during fiscal 2003, fiscal 2004, on January 25, 2005, on May 24, 2005 and on July 26, 2005 was $0.01. Common units granted to an employee pursuant to employee subscription agreements are granted at no cost to the employee. These common units are subject to vesting. Fifty percent of the granted common units vest upon certain dates if the employee is employed as of such date. However, if the employee has been continuously employed by the Company from the date of grant to the date of a change of control, any unvested time vesting units will immediately vest simultaneously with the consummation of the change of control. In addition, fifty percent of the common units will vest upon certain change of control or liquidation events if, upon the occurrence of such an event, Castle Harlan Partners III, L.P. achieves an internal rate of return of at least 30% and the employee is employed as of such date. Upon termination of employment, unvested common units will be forfeited and vested common units will be subject to repurchase pursuant to the terms of MHLLC’s operating agreement. Stock-based employee compensation expense related to this plan is charged to the Company based on the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, the Company recognized compensation expense relating to the vesting of common units granted in our consolidated statements of operations for the nine month periods ended October 3, 2004 and October 2, 2005. The compensation expense recorded during the nine month periods ended October 3, 2004 and October 2, 2005, represents the straight-line amortization of the difference between the fair value at the date of grant of $0.01 per common unit and the exercise price (which is zero) of the common units of the outstanding time-vesting common units for the respective period. The remaining compensation expense that was measured at the date of grant will be amortized on a straight-line basis over the remaining vesting period. Compensation expense relating to the other 50% of common units granted, which vest upon certain change of control or liquidation events if, upon the occurrence of such an event, Castle Harlan Partners III, L.P. achieves an internal rate of return of at least 30%, will be measured and recognized if and when these events occur.

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 3, 2004 and October 2, 2005

Activity relating to the common units granted pursuant to employee subscription agreements is as follows:

	Unvested Common Units	Vested Common Units	Total Common Units
Common units outstanding as of January 4, 2004	1,482,385	—	1,482,385
Granted units	28,600	—	28,600
Vested units	—	—	—
Forfeited units	(17,600)	—	(17,600)

Common units outstanding as of January 2, 2005	1,493,385	—	1,493,385
Granted units	172,400	—	172,400
Vested units	(255,850)	255,850	—
Forfeited units	(175,254)	—	(175,254)

Common units outstanding as of October 2, 2005	1,234,681	255,850	1,490,531

As of October 2, 2005, there were 220,813 common units available for grant.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation as originally provided by SFAS No. 123, “Accounting for Stock-Based Compensation.” Additionally, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in both the annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The transitional requirements of SFAS No. 148 are effective for all financial statements for fiscal years ending after December 15, 2002. Due to the fact that the compensation expense on the unvested common units is based on the fair value of the common units of MHLLC at the date of grant, there is no difference between reported net income and the pro forma net income that would be recognized under SFAS No. 123.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment.” This statement replaces SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123(R) requires all stock-based employee compensation to be recorded as an expense in the consolidated statement of operations and that such cost be measured according to the fair value of stock options. SFAS No. 123(R) will be effective the first annual reporting period that begins after June 15, 2005. As the Company already charges stock-based employee compensation expense related to units issued pursuant to employee subscription agreements based on the fair value of such units, the adoption of this statement will not have a material impact on the Company’s consolidated financial statements.

10)	Financial Information about Geographic Areas

Income (loss) before income taxes for the Company’s domestic and foreign operations are as follows (amounts in thousands):

	Nine month periods ended
	October 3, 2004	October 2, 2005
Domestic	$(1,581)	$1,363
Foreign	838	1,737

Total	$(743)	$3,100

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 3, 2004 and October 2, 2005

11)	Net Income (Loss) Per Share

In connection with the Company’s proposed initial public offering (“IPO”), the Company effected a 10,098.5 for one stock split on February 6, 2006. Accordingly, all references to number of shares in the consolidated financial statements and accompanying notes have been adjusted to reflect the stock split and change in the number of authorized shares on a retroactive basis.

Basic and diluted net income (loss) per share have been computed by dividing net income (loss) by the shares outstanding as adjusted for the 10,098.5 for one stock split.

The 10,098,500 shares outstanding as adjusted for the stock split include all shares issuable for no consideration to employees who were granted MHLLC common units pursuant to employee subscription agreements (see Note 9).

The following table sets forth the computation of basic and diluted net (loss) income per share:

	Nine month periods ended
	October 3, 2004	October 2, 2005
Net (loss) income available to common stockholder	$(2,069)	$1,419

Shares:
Weighted average number of common shares outstanding - basic	10,098,500	10,098,500
Dilutive shares	—	—

Weighted average number of common shares outstanding - diluted	10,098,500	10,098,500

Basic net (loss) income per share	$(0.20)	$0.14

Diluted net (loss) income per share	$(0.20)	$0.14

Unaudited supplemental pro forma basic and diluted net income per share have been computed by dividing net income by the shares outstanding as adjusted for the 10,098.5 for one stock split and the 6,000,000 shares of common stock to be issued in the IPO. The pro forma diluted shares include 241,500 restricted shares that the Company anticipates will be issued prior to the consummation of the IPO under the equity incentive plan that the Company intends to implement prior to the consummation of the IPO.

The following table sets forth the computation of pro forma basic and diluted net income per share:

Nine month period ended
October 2, 2005
Net income available to common stockholders	$1,419

Pro forma shares:
Weighted average number of common shares outstanding - basic	16,098,500
Dilutive shares	241,500

Weighted average number of common shares outstanding - diluted	16,340,000

Pro forma net income per share:
Basic net income per share	$0.09

Diluted net income per share	$0.09

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 3, 2004 and October 2, 2005

12)	Restaurant Activity

During July 2004, a new Morton’s steakhouse was opened in White Plains, New York. During the first quarter of 2005, new Morton’s steakhouses were opened in Bethesda, Maryland; Charlotte, North Carolina and Chicago, Illinois. During August 2005, a new Morton’s steakhouse was opened in Atlantic City, New Jersey. With the exception of the Morton’s steakhouse in New Orleans, which has been closed temporarily due to the effects of Hurricane Katrina, no restaurants were closed during the nine month periods ended October 3, 2004 and October 2, 2005.

As a result of the impact of Hurricane Katrina, the Morton’s steakhouse located in New Orleans was closed until January 12, 2006. During the third quarter of fiscal 2005, the Company recorded an insurance receivable of approximately $265,000 relating to the write-off of inventory and other costs which is included in “Prepaid expenses and other current assets” in the accompanying consolidated balance sheet. Based on its insurance coverage, the Company believes that additional insurance recoveries will be recorded in the fourth quarter of fiscal 2005 and possibly in future periods, although there is no assurance that any future recoveries will be received.

The Company has signed leases to open new Morton’s steakhouses in Troy, Michigan, Coral Gables, Florida, Northbrook, Illinois and Fort Lauderdale, Florida. During August 2005, the Company entered a termination agreement relating to the lease for its current Chicago headquarters, which will be relocated in downtown Chicago.

The Company records rental expense on a straight-line basis from the date that the Company takes control of the premises over the lease term. Any difference between the calculated expense and the amounts actually paid are reflected as a deferred rent liability included in other liabilities in the consolidated balance sheets. The Company also includes landlord allowances for leasehold improvements, furniture, fixtures and equipment in the deferred rent liability. These amounts are amortized as a reduction of rent expense on a straight-line basis from the date that the Company takes control of the premises over the lease term. The Company has a policy of capitalizing the portion of deferred rent during the construction period in leasehold improvements. During October 2005, the FASB issued FASB Staff Position No. FAS 13-1 (“FSP 13-1”) which requires a lessee to cease capitalizing rental costs during the construction period as of the first reporting period beginning after December 15, 2005, which is the effective date of FSP 13-1. In accordance with FSP 13-1, beginning January 2, 2006 rental costs incurred during the construction period will be recognized as rental expense.

13)	Legal Matters and Contingencies

Since August 2002, a number of the Company’s current and former employees in New York, Massachusetts and Florida have initiated arbitrations with the American Arbitration Association in their respective states alleging that the Company has violated state (Massachusetts arbitration), state and federal (New York arbitrations) and federal (Florida arbitrations) wage and hour laws regarding the sharing of tips with other employees and failure to pay for all hours worked. There are two group arbitrations pending in Florida. One is proceeding in Palm Beach as a collective action with approximately 27 claimants. The second is proceeding in Miami as a consolidated action with approximately six claimants. In addition, there are two individual demands for arbitration pending in Florida that may ultimately be joined to the Miami arbitration. The arbitrator in the New York arbitrations has permitted the approximately 88 claimants to consolidate their arbitrations into one action and proceed as a collective action, and a decision with respect to this proceeding is expected in the near future. The Massachusetts arbitrator has ruled that the claimants may proceed as a class,

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 3, 2004 and October 2, 2005

but to date there are three people in the class and the arbitrator recently ruled that there would be no automatic certification. In general, the complainants are seeking restitution of tips, the difference between the tip credit wage and the minimum wage, payment for hours worked off the clock (in the Miami arbitration and in the individual Florida arbitrations only), liquidated damages and attorneys’ fees and costs. The Company is contesting these matters vigorously. The complainants in New York are seeking an aggregate of approximately $1.7 million. The complainants in Florida and Massachusetts have not stated the estimated amount of damages they seek and, at this stage of the proceedings, it is not possible to state the estimated damages sought by the complainants.

In November 2004, current and former employees of the Sacramento, California Morton’s steakhouse commenced a federal lawsuit in the Superior Court of the State of California, County of Sacramento, asserting individual, representative and class claims against the Sacramento Morton’s steakhouse and several other Morton’s steakhouses. The plaintiffs asserted claims based on the Company’s alleged failure to provide them with meal and rest periods, and for unlawful tip sharing and unfair competition. The plaintiffs seek restitution of tips, meal and break period compensation and attorneys’ fees. The plaintiffs have not stated the estimated amount of damages they seek and, at this stage of the proceedings, it is not possible to state the estimated damages sought by the plaintiffs. Dismissals with prejudice for all defendants, except the Sacramento Morton’s steakhouse, were granted. The claims against the Sacramento Morton’s steakhouse have been moved to arbitration.

In May 2005, a former employee of the Boston, Massachusetts Morton’s steakhouse filed a nationwide class action complaint in federal court in the United States District Court, District of Massachusetts, alleging that the sharing of tips with other restaurant employees violates the Fair Labor Standards Act. The plaintiffs have not stated the estimated amount of damages they seek and, at this stage of the proceedings, it is not possible to state the estimated damages sought by the plaintiffs. The Company moved to dismiss the complaint and compel arbitration. While the motion was pending, the plaintiff filed a nationwide collective action demand for arbitration with the American Arbitration Association. The demand for arbitration alleges the same facts as the lawsuit filed in federal court. The Company’s motion to dismiss was granted and the matter is moving forward as an arbitration. On January 13, 2006, a second claimant, a former employee of Portland and Phoenix restaurants was added. There are currently two named claimants.

The Company has not established any accruals for judgments, and insurance is not available to cover any liabilities, with respect to these wage and hour matters. The Company is involved in various other claims and legal actions arising in the ordinary course of business. The Company does not believe that the ultimate resolution of these actions will have a material adverse effect on the Company’s financial condition.

14)	Subsequent Event

Subsequent to October 2, 2005, the Company announced that Allen J. Bernstein, our Chairman, Chief Executive Officer and President will retire effective by December 31, 2005. The Company also announced that Thomas J. Baldwin, currently our Executive Vice President, Chief Financial Officer, Secretary and Treasurer will replace Mr. Bernstein. On the effective date of Mr. Bernstein’s departure, Mr. Baldwin will become Chairman, Chief Executive Officer and President. At the same time, Ronald M. DiNella, currently Senior Vice President, Finance for Morton’s of Chicago, Inc., one of the Company’s subsidiaries, will become Senior Vice President, Chief Financial Officer, Secretary and Treasurer. The Company is currently negotiating a separation agreement with Mr. Bernstein. Upon completion of the agreement, the Company expects to incur a charge with respect to separation payments to Mr. Bernstein.

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 3, 2004 and October 2, 2005

15)	Supplemental Condensed Consolidating Financial Information

The obligations of Morton’s Restaurant Group, Inc. (the “Issuer”) related to the 7.5% senior secured notes are fully and unconditionally guaranteed on a joint and several basis and on a senior basis by certain of the Company’s wholly-owned domestic subsidiaries (the “Guarantors”). These guarantees are senior secured obligations of the Guarantors, subject to liens permitted under the indenture governing the 7.5% senior secured notes, rank senior in right of payment to all subordinated indebtedness of the Guarantors and rank pari passu in right of payment with all existing and future senior indebtedness of the Guarantors. There are no restrictions on the Company’s ability to obtain cash dividends or other distributions of funds from the Guarantors, except those imposed by applicable law and certain contractual restrictions, which do not exceed 25% of consolidated net assets of any Guarantor, that are permitted under the indenture governing the 7.5% senior secured notes. The following supplemental financial information sets forth, on a condensed consolidating basis, balance sheets, statements of operations and statements of cash flows for the Issuer, domestic subsidiaries of the Company that are Guarantors and foreign subsidiaries and domestic subsidiaries of the Company that are not Guarantors (collectively, the “Non-Guarantor Subsidiaries”). The Company has not presented separate financial statements and other disclosures concerning the Guarantor Subsidiaries because management has determined that such information is not material to investors.

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 3, 2004 and October 2, 2005

Supplemental Consolidating Balance Sheet

January 2, 2005

(Amounts in thousands)

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$9,014	$535	$630	$—	$10,179
Restricted cash	548	—	—	—	548
Marketable securities	4,112	—	—	—	4,112
Accounts receivable	1	4,172	173	—	4,346
Inventories	—	8,717	585	—	9,302
Prepaid expenses and other current assets	677	5,866	57	—	6,600
Deferred income taxes	(991)	6,228	—	—	5,237

Total current assets	13,361	25,518	1,445	—	40,324

Property and equipment, net	147	60,227	1,113	—	61,487
Intangible asset	—	92,000	—	—	92,000
Goodwill	—	61,789	—	—	61,789
Other assets and deferred expenses, net	7,774	3,297	285	(2,520)	8,836
Amounts due from affiliates	119,894	—	179	(120,073)	—

	$141,176	$242,831	$3,022	$(122,593)	$264,436

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 3, 2004 and October 2, 2005

Supplemental Consolidating Balance Sheet

January 2, 2005

(Amounts in thousands, except share and per share amounts)

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Liabilities and Stockholder’s Equity
Current liabilities:
Accounts payable and accrued expenses	$4,348	$31,698	$1,246	$—	$37,292
Current portion of obligations to financial institutions	—	521	—	—	521
Accrued income taxes	(3,850)	4,827	(598)	—	379
Amounts due from affiliates	—	120,073	—	(120,073)	—

Total current liabilities	498	157,119	648	(120,073)	38,192

7.5% senior secured notes, net of unamortized discount of $13,283	91,717	—	—	—	91,717
Obligations to financial institutions, less current maturities	—	6,636	—	—	6,636
Deferred income taxes	—	23,004	—	—	23,004
Other liabilities	(42)	7,493	95	—	7,546

Total liabilities	92,173	194,252	743	(120,073)	167,095

Commitments and contingencies

Stockholder’s equity:
Common stock, $0.01 par value per share. Authorized, issued and outstanding 10,098,500 shares	101	—	—	—	101
Additional paid-in capital	96,976	2,520	—	(2,520)	96,976
Accumulated other comprehensive income (loss)	—	355	(166)	—	189
(Accumulated deficit) retained earnings	(48,074)	45,704	2,445	—	75

Total stockholder’s equity	49,003	48,579	2,279	(2,520)	97,341

	$141,176	$242,831	$3,022	$(122,593)	$264,436

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 3, 2004 and October 2, 2005

Supplemental Consolidating Balance Sheet

October 2, 2005

(unaudited)

(amounts in thousands)

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$1,764	$3,779	$344	$—	$5,887
Restricted cash	417	—	—	—	417
Marketable securities	8,176	—	—	—	8,176
Accounts receivable	—	5,132	289	—	5,421
Inventories	—	8,425	566	—	8,991
Prepaid expenses and other current assets	626	6,750	28	—	7,404
Deferred income taxes	1,958	1,906	—	—	3,864

Total current assets	12,941	25,992	1,227	—	40,160

Property and equipment, net	137	64,416	817	—	65,370
Intangible asset	—	92,000	—	—	92,000
Goodwill	—	61,528	—	—	61,528
Other assets and deferred expenses, net	6,941	3,564	301	(2,520)	8,286
Amounts due from affiliates	103,186	—	1,808	(104,994)	—

	$123,205	$247,500	$4,153	$(107,514)	$267,344

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 3, 2004 and October 2, 2005

Supplemental Consolidating Balance Sheet

October 2, 2005

(unaudited)

(amounts in thousands, except share and per share amounts)

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Liabilities and Stockholder’s Equity
Current liabilities:
Accounts payable and accrued expenses	$5,687	$31,744	$953	$—	$38,384
Current portion of obligations to financial institution	—	111	—	—	111
Accrued income taxes	(8,399)	9,789	(879)	—	511
Amounts due to affiliates	—	104,994	—	(104,994)	—

Total current liabilities	(2,712)	146,638	74	(104,994)	39,006

7.5% senior secured notes, net of unamortized discount of $11,878	93,122	—	—	—	93,122
Obligations to financial institution, less current maturities	—	3,497	—	—	3,497
Deferred income taxes	—	21,910	—	—	21,910
Other liabilities	(27)	12,399	117	—	12,489

Total liabilities	90,383	184,444	191	(104,994)	170,024

Commitments and contingencies
Stockholder’s equity:
Common stock, $0.01 par value per share. Authorized, issued and outstanding 10,098,500 shares	101	—	—	—	101
Additional paid-in capital	96,976	2,520	—	(2,520)	96,976
Accumulated other comprehensive income (loss)	—	425	(220)	—	205
(Accumulated deficit) retained earnings	(64,255)	60,111	4,182	—	38

Total stockholder’s equity	32,822	63,056	3,962	(2,520)	97,320

	$123,205	$247,500	$4,153	$(107,514)	$267,344

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 3, 2004 and October 2, 2005

Supplemental Consolidating Statement of Operations

Nine month period ended October 3, 2004

(unaudited)

(amounts in thousands)

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$11,958	$190,286	$9,396	$(11,958)	$199,682

Food and beverage costs	—	64,430	3,136	—	67,566
Restaurant operating expenses	—	90,680	4,777	—	95,457
Pre-opening costs	—	553	—	—	553
Depreciation and amortization	9	4,385	372	—	4,766
General and administrative expenses	14,011	11,958	—	(11,958)	14,011
Marketing and promotional expenses	—	6,729	273	—	7,002
Management fee paid to related party	2,100	—	—	—	2,100

Operating (loss) income	(4,162)	11,551	838	—	8,227
Costs associated with the repayment of certain debt	264	—	—	—	264
Interest expense, net	8,124	582	—	—	8,706

(Loss) income before income taxes	(12,550)	10,969	838	—	(743)
Income tax expense	1,326	—	—	—	1,326

Net (loss) income	$(13,876)	$10,969	$838	$—	$(2,069)

Supplemental Consolidating Statement of Operations

Nine month period ended October 2, 2005

(unaudited)

(amounts in thousands)

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$12,980	$206,285	$10,837	$(12,980)	$217,122

Food and beverage costs	—	68,785	3,543	—	72,328
Restaurant operating expenses	—	99,060	5,049	—	104,109
Pre-opening costs	—	2,050	—	—	2,050
Depreciation and amortization	45	4,925	357	—	5,327
General and administrative expenses	16,431	12,980	—	(12,980)	16,431
Marketing and promotional expenses	—	3,931	151	—	4,082
Management fee paid to related party	2,100	—	—	—	2,100

Operating (loss) income	(5,596)	14,554	1,737	—	10,695
Costs associated with the repayment of certain debt	174	—	—	—	174
Gain on sale of investment	(664)	—	—	—	(664)
Interest expense, net	7,938	147	—	—	8,085

(Loss) income before income taxes	(13,044)	14,407	1,737	—	3,100
Income tax expense	1,681	—	—	—	1,681

Net (loss) income	$(14,725)	$14,407	$1,737	$—	$1,419

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 3, 2004 and October 2, 2005

Supplemental Consolidating Statement of Cash Flows

Nine month period ended October 3, 2004

(unaudited)

(amounts in thousands)

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Cash flows from operating activities:
Net (loss) income	$(13,876)	$10,969	$838	$(2,069)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation, amortization and other non-cash charges	2,105	5,489	431	8,025
Loss on marketable securities Deferred income taxes	110 2,919	— (1,973)	— —	110 946
Change in assets and liabilities:
Accounts receivable	(62)	(1,025)	(39)	(1,126)
Inventories	—	482	88	570
Prepaid expenses and other assets	9,403	(9,187)	(1,144)	(928)
Accounts payable, accrued expenses and other liabilities	1,469	(1,765)	(201)	(497)
Accrued income taxes	(10,630)	10,663	(192)	(159)

Net cash (used in) provided by operating activities	(8,562)	13,653	(219)	4,872

Cash flows from investing activities:
Purchases of property and equipment	(61)	(6,348)	(29)	(6,438)
Purchase of marketable securities	(7,295)	—	—	(7,295)
Proceeds from sale of marketable securities	6,217	—	—	6,217

Net cash used in investing activities	(1,139)	(6,348)	(29)	(7,516)

Cash flows from financing activities:
Principal reduction on obligations to financial institutions	—	(5,652)	—	(5,652)
Payment of deferred financing costs	(550)	—	—	(550)
Dividends paid	(6,789)	—	—	(6,789)
Decrease in restricted cash	323	—	—	323

Net cash used in financing activities	(7,016)	(5,652)	—	(12,668)

Effect of exchange rate changes on cash	—	—	3	3

Net (decrease) increase in cash and cash equivalents	(16,717)	1,653	(245)	(15,309)
Cash and cash equivalents at beginning of period	17,911	(614)	700	17,997

Cash and cash equivalents at end of period	$1,194	$1,039	$455	$2,688

MORTON’S RESTAURANT GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 3, 2004 and October 2, 2005

Supplemental Consolidating Statement of Cash Flows

Nine month period ended October 2, 2005

(unaudited)

(amounts in thousands)

	Issuer		Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Cash flows from operating activities:
Net (loss) income	$(14,725)		$14,407	$1,737	$1,419
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation, amortization and other non-cash charges	2,273		5,588	377	8,238
Gain on sale of investment Gain on marketable securities	(664 (96	) )	— —	— —	(664 (96	) )
Deferred income taxes	(2,949)		3,489	—	540
Change in assets and liabilities:
Accounts receivable	1		(961)	(113)	(1,073)
Inventories	—		294	22	316
Prepaid expenses and other assets	16,759		(16,229)	(1,620)	(1,090)
Accounts payable, accrued expenses and other liabilities	1,354		4,358	(370)	5,342
Accrued income taxes	(4,549)		4,962	(270)	143

Net cash (used in) provided by operating activities	(2,596)		15,908	(237)	13,075

Cash flows from investing activities:
Purchases of property and equipment	(35)		(9,115)	(42)	(9,192)
Proceeds from sale of investment	674		—	—	674
Purchase of marketable securities	(3,968)		—	—	(3,968)

Net cash used in investing activities	(3,329)		(9,115)	(42)	(12,486)

Cash flows from financing activities:
Principal reduction on obligations to financial institutions	—		(3,549)	—	(3,549)
Dividends paid	(1,456)		—	—	(1,456)
Decrease in restricted cash	131		—	—	131

Net cash used in financing activities	(1,325)		(3,549)	—	(4,874)

Effect of exchange rate changes on cash	—		—	(7)	(7)

Net (decrease) increase in cash and cash equivalents	(7,250)		3,244	(286)	(4,292)
Cash and cash equivalents at beginning of period	9,014		535	630	10,179

Cash and cash equivalents at end of period	$1,764		$3,779	$344	$5,887

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder

Morton’s Holding Company, Inc.:

We have audited the accompanying consolidated balance sheet of Morton’s Holding Company, Inc. and subsidiary as of January 2, 2005 and the related consolidated statement of operations, stockholder’s equity, and cash flows for the year ended January 2, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Morton’s Holding Company, Inc. and subsidiary as of January 2, 2005 and the results of their operations and their cash flows for the year ended January 2, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Melville, New York

September 2, 2005, except for Notes 2(a), 2(s) and 10 to the consolidated financial statements, which are as of February 6, 2006.

MORTON’S HOLDING COMPANY, INC. AND SUBSIDIARY

Consolidated Balance Sheet

January 2, 2005

(amounts in thousands)

January 2, 2005
Assets
Current assets:
Cash and cash equivalents	$10,688
Restricted cash	548
Marketable securities	4,112
Accounts receivable	4,346
Inventories	9,302
Prepaid expenses and other current assets	6,600
Deferred income taxes	5,235

Total current assets	40,831

Property and equipment, net	61,487
Intangible asset	92,000
Goodwill	61,789
Other assets and deferred expenses, net	11,198

$267,305

See accompanying notes to consolidated financial statements.

MORTON’S HOLDING COMPANY, INC. AND SUBSIDIARY

Consolidated Balance Sheet (continued)

January 2, 2005

(amounts in thousands, except share and per share amounts)

January 2, 2005
Liabilities and Stockholder’s Equity
Current liabilities:
Accounts payable	$6,390
Accrued expenses	30,902
Current portion of obligations to financial institutions	521
Current portion of 14.0% senior secured notes	1,397
Accrued income taxes	377

Total current liabilities	39,587

7.5% senior secured notes, net of unamortized discount of $13,283	91,717
14.0% senior secured notes, less current maturities	41,852
Obligations to financial institutions, less current maturities	6,636
Deferred income taxes	22,009
Other liabilities	7,546

Total liabilities	209,347

Commitments and contingencies
Stockholder’s equity:
Common shares, $0.01 par value per share. Issued and outstanding 10,098,500 shares at January 2, 2005	101
Additional paid-in capital	60,852
Accumulated other comprehensive income	189
Accumulated deficit	(3,184)

Total stockholder’s equity	57,958

$267,305

See accompanying notes to consolidated financial statements.

MORTON’S HOLDING COMPANY, INC. AND SUBSIDIARY

Consolidated Statement of Operations

For fiscal year ended January 2, 2005

(amounts in thousands)

Fiscal Year 2004
Revenues	$276,334
Food and beverage costs	93,222
Restaurant operating expenses	127,000
Pre-opening costs	1,059
Depreciation and amortization	6,435
General and administrative expenses	18,949
Marketing and promotional expenses	8,472
Management fee paid to related party	2,800

Operating income	18,397
Gain on insurance proceeds	(986)
Costs associated with the repayment of certain debt	264
Interest expense, net	14,989

Income before income taxes	4,130
Income tax expense	4,868

Net loss	$(738)

Net loss per share
Basic	$(0.07)
Diluted	$(0.07)

Shares used in computing net loss per share
Basic	10,098,500
Diluted	10,098,500

Supplemental unaudited pro forma net loss per share
Basic	$(0.05)
Diluted	$(0.05)

Shares used in computing supplemental unaudited pro forma net loss per share
Basic	16,098,500
Diluted	16,098,500

See accompanying notes to consolidated financial statements.

MORTON’S HOLDING COMPANY, INC. AND SUBSIDIARY

Consolidated Statement of Stockholder’s Equity

For fiscal year ended January 2, 2005

(amounts in thousands)

	Common Stock	Additional Paid-In Capital	Retained earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Stockholder’s Equity
Balance at January 4, 2004	$101	$96,974	$5,119	$128	$102,322
Comprehensive income (loss):
Net loss	—	—	(738)	—
Foreign currency translation adjustments	—	—	—	61

Total comprehensive income (loss)					(677)

Amortization of common units	—	2	—	—	2
Dividends paid	—	(36,124)	(7,565)	—	(43,689)

Balance at January 2, 2005	$101	$60,852	$(3,184)	$189	$57,958

See accompanying notes to consolidated financial statements.

MORTON’S HOLDING COMPANY, INC. AND SUBSIDIARY

Consolidated Statement of Cash Flows

For fiscal year ended January 2, 2005

(amounts in thousands)

Fiscal Year 2004
Cash flows from operating activities:
Net loss	$(738)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amorization of property and equipment	6,435
Amortization of deferred occupancy costs, bond discount and other deferred expenses	4,477
Loss on marketable securities	155
Gain on insurance proceeds	(986)
Deferred income taxes	4,167
Issuance of PIK notes in lieu of interest	3,249
Change in assets and liabilities:
Accounts receivable	(509)
Inventories	(185)
Prepaid expenses and other assets	(1,692)
Accounts payable, accrued expenses and other liabilities	5,658
Accrued income taxes	105

Net cash provided by operating activities	20,136

Cash flows from investing activities:
Purchases of property and equipment	(12,138)
Proceeds from insurance	986
Purchase of marketable securities	(10,684)
Increase in marketable securities	6,417

Net cash used by investing activities	(15,419)

Cash flows from financing activities:
Principal reduction on obligations to financial institutions	(5,775)
Proceeds from MHCI’s 14.0% senior secured notes offering	40,000
Payment of deferred financing costs	(3,139)
Decrease in restricted cash	552
Dividends paid	(43,689)

Net cash used by financing activities	(12,051)

Effect of exchange rate changes on cash	25

Net decrease in cash and cash equivalents	(7,309)
Cash and cash equivalents at beginning of period	17,997

Cash and cash equivalents at end of period	$10,688

See accompanying notes to consolidated financial statements.

MORTON’S HOLDING COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

January 2, 2005

(1)	Organization and Other Matters

Morton’s Holding Company, Inc. and its subsidiary, Morton’s Restaurant Group, Inc. and subsidiaries (“MRG”), (the “Company” or “MHCI”) was incorporated as a Delaware corporation on March 10, 2004 and became the direct parent of MRG on June 4, 2004. On June 4, 2004, Morton’s Holdings, LLC (“MHLLC”) contributed all of its shares of common stock of MRG to MHCI, a newly formed wholly-owned subsidiary of MHLLC, in exchange for all of the shares of common stock of MHCI, constituting 100% of the authorized common stock of MHCI. MHLLC is a limited liability company formed on April 4, 2002. MHLLC was formed for the purpose of purchasing shares of MRG. In accordance with Financial Accounting Standards Boards Statement of Financial Accounting Standard (“SFAS”) 141, “Business Combinations,” this transaction represents an exchange of shares between entities under common control and accordingly MHCI recognized the assets and liabilities transferred at their carrying amounts. Additionally in accordance with SFAS 141, these financial statements are presented as if MHCI became the direct parent of MRG at the beginning of fiscal 2004. The Company is engaged in the business of owning and operating restaurants under the names Morton’s The Steakhouse (“Morton’s”) and Bertolini’s Authentic Trattorias (“Bertolini’s”). As of January 2, 2005, the Company owned and operated 69 restaurants (65 Morton’s and 4 Bertolini’s).

Pursuant to a Merger Agreement dated March 26, 2002, as amended, the owners of MHLLC, through a merger of its wholly-owned subsidiary Morton’s Acquisition Company, on July 25, 2002 (“Effective Date”), acquired all of the outstanding shares of MRG for $17 a share. The aggregate purchase price for all of MRG’s outstanding common stock including options and transaction expenses was approximately $97.0 million.

The acquisition, as described above, has been accounted for in accordance with SFAS 141, “Business Combinations.” The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of the acquisition as restated (amounts in thousands).

Current assets	$27,524
Property and equipment	53,113
Intangible asset	92,000
Goodwill	68,404
Other assets	5,816

Total assets acquired	246,857

Current liabilities	38,730
Deferred income taxes	25,292
Long-term debt	85,762

Total liabilities assumed	149,784

Net assets acquired	$97,073

The intangible asset of $92,000,000 represents Morton’s trade name, which has an indefinite life and accordingly is not subject to amortization. Included in goodwill, as restated, of $68,404,000 is a deferred tax liability of $35,880,000 recognized in connection with the identification of the intangible asset of $92,000,000. Goodwill at the date of the acquisition includes an adjustment of $1,341,000 reflecting the cumulative effect of the restatements. Other changes to the carrying amount of goodwill of $6,852,000 during fiscal 2003 consist of adjustments of $4,136,000 primarily consisting of the reversal of accrued lease exit costs in connection with the finalization of purchase accounting adjustments and tax benefits that have been recorded with regard to changes in estimates of income tax uncertainties of $2,716,000.

MORTON’S HOLDING COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

January 2, 2005

During fiscal 2004, goodwill was reduced by $389,000 representing tax benefits that have been recorded with regard to changes in estimates of income tax uncertainties. Additionally, during the fourth quarter of fiscal 2004, goodwill was increased by $626,000 which represents an adjustment in purchase accounting as a result of a revision to a liability assumed at the time of purchase.

(2)	Summary of Significant Accounting Policies

(a)	Initial Public Offering and Stock Split

MRG has authorized the filing of a registration statement with the Securities and Exchange Commission (“SEC”) that would permit the sale of shares of MRG’s common stock in a proposed initial public offering (“IPO”). In connection with the proposed IPO, the Company effected a 10,098.5 for one stock split on February 6, 2006 and intends to merge with and into MRG. Accordingly, all references to number of shares in the consolidated financial statements and accompanying notes have been adjusted to reflect the stock split and change in the number of authorized shares on a retroactive basis.

(b)	Principles of Consolidation

The consolidated financial statements include the accounts and results of operations of the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

(c)	Reporting period

The Company uses a 52/53 week fiscal year which ends on the Sunday closest to January 1. Approximately every six or seven years, a 53rd week will be added.

(d)	Marketable Securities

The Company accounts for its marketable securities in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” In accordance with SFAS No. 115, marketable securities of approximately $4,112,000 as of January 2, 2005 are accounted for as trading securities. Securities held by the Company are bought and held principally for the purpose of selling them in the near term and are recorded at fair value. Unrealized gains and losses on such securities have been recognized in interest expense, net in the consolidated statement of operations. Unrealized gains and losses were not significant in fiscal 2004.

(e)	Inventories

Inventories consist of food, beverages and supplies and are recorded at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

(f)	Property and Equipment

Property and equipment are stated at cost, whereas equipment under capital leases are stated at the present value of minimum lease payments, and are depreciated using the straight-line method over the estimated useful lives of the related assets. Improvements to leased premises and property under capital leases are amortized on the straight-line method over the shorter of the lease term or estimated useful lives of the improvements. In fiscal 2004, interest costs capitalized during the construction period for leasehold improvements were approximately $46,000. The estimated useful lives of property and equipment are principally as follows: 5 or 15 years for furniture, fixtures and equipment, 31.5 years for buildings and 20 years or less for leasehold improvements if the lease period is shorter than the useful lives.

MORTON’S HOLDING COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

January 2, 2005

(g)	Other Assets and Deferred Expenses, Net

Other assets and deferred expenses, net in the accompanying consolidated balance sheet consists of the following (amounts in thousands):

January 2, 2005
Deferred financing costs	$7,606
Smallwares	2,501
Deposits	299
Other	792

Total other assets and deferred expenses, net	$11,198

As of January 2, 2005, deferred financing costs consisted of the costs associated with MHCI’s 14.0% senior secured notes offering (see Note 7), MRG’s 7.5% senior secured notes offering (see Note 6) and MRG’s senior secured working capital facility with Wells Fargo Foothill, Inc. (see Note 8), which are being amortized over 79 months, 7 years and 4 years, respectively. Smallwares consist of silverware, glassware, china and kitchen cookware and are capitalized when purchased. These assets are expensed as replaced.

(h)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company is a subsidiary of MHLLC since June 4, 2004. In accordance with SFAS 141, “Business Combinations”, these financial statements are presented as if MHCI became the direct parent of MRG at the beginning of fiscal 2004.

(i)	Intangible Asset and Goodwill

The identifiable intangible asset acquired represents the Company’s trade name “Morton’s,” which has an indefinite life and accordingly is not subject to amortization. The trade name is used in the advertising and marketing of the restaurants and is widely recognized and accepted by consumers in its respective market as an indication of and recognition of service, value and quality. Goodwill represents the excess of costs over fair value of assets of the business acquired. The Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” The intangible asset and goodwill acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.” In connection with the adoption of SFAS No. 142, the Company identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company considers a reporting unit to be an individual restaurant. The Company’s initial impairment review indicated that there was no impairment as of the date of adoption for goodwill that was acquired in prior business combinations.

MORTON’S HOLDING COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

January 2, 2005

SFAS No. 142 requires the Company to perform an annual assessment of whether there is an indication that goodwill is impaired utilizing a two step method. In the first step, the Company compares the fair value of a reporting unit to its carrying amount. To the extent a reporting unit’s carrying amount exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, in order to measure the amount of impairment loss, the Company must compare the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill.

As of January 2, 2005, the Company performed its annual impairment test of goodwill and its intangible asset in accordance with SFAS No. 142. Based on its evaluation, the Company was not required to recognize an impairment.

(j)	Derivative Financial Instruments

Amounts receivable or payable under interest rate swap agreements are accounted for as adjustments to interest expense.

The Company accounts for its derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. As of January 2, 2005, MRG’s derivative financial instruments consist of an interest rate swap agreement with a notional amount of $20,000,000, which is due to expire on October 24, 2005. Additionally, one interest rate swap agreement with a notional amount of $20,000,000 expired in October 2004. The interest rate swap agreements were originally designated as cash flow hedges for purposes of SFAS No. 133. Based on regression analysis, MRG had determined that its interest rate swap agreements were highly effective. As a result of the July 7, 2003 repayment of MRG’s prior credit facility with a portion of the proceeds from the 7.5% senior secured notes offering, the two outstanding interest rate swap agreements at that date have been subsequently accounted for as speculative instruments. As of January 2, 2005, in accordance with SFAS No. 133, the liability relating to the one outstanding swap agreement was approximately $77,000, and the change in the fair market value has been recognized in interest expense, net in the consolidated statement of operations for fiscal 2004. Restricted cash of $548,000 as of January 2, 2005 represents cash collateral relating to the interest rate swap agreement with Bank of America, formerly Fleet National Bank (“B of A”). MRG was required to collateralize the interest rate swap agreements upon the July 7, 2003 repayment of MRG’s previously existing credit facility with Fleet National Bank (subsequently acquired by B of A) (“Fleet”).

(k)	Marketing and Promotional Expenses

Marketing and promotional expenses in the accompanying consolidated statement of operations include advertising expenses of approximately $3,478,000 for fiscal 2004. Advertising costs are expensed as incurred.

(l)	Pre-opening costs

Pre-opening costs incurred in connection with the opening of new restaurants are expensed as incurred and are included in “Pre-opening costs, depreciation and amortization” in the accompanying consolidated statement of operations. Pre-opening costs incurred and recorded as expense for fiscal 2004 were approximately $1,059,000.

MORTON’S HOLDING COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

January 2, 2005

(m)	Statement of Cash Flows

For the purposes of the consolidated statement of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. Cash paid for interest and income taxes for fiscal 2004 were as follows (amounts in thousands):

Fiscal 2004
Interest and fees, net of amounts capitalized	$9,538
Income taxes, net of refunds	597

The insurance proceeds relating to property insurance of $986,000 received in fiscal 2004, which was included in operating activities in the prior year, has been presented as an investing activity in the accompanying consolidated statement of cash flows.

(n)	Use of Estimates

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment and valuation allowance for deferred income tax assets. Actual results could differ from those estimates.

(o)	Impairment of Long-Lived Assets

SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 at inception. The adoption did not have any impact on the Company’s consolidated financial statements.

In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company’s assessment of recoverability of property and equipment is performed on a restaurant-by-restaurant basis. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheet.

Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

MORTON’S HOLDING COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

January 2, 2005

(p)	Translation of Foreign Currencies

As of January 2, 2005, the Company owned and operated four international locations, one each in Hong Kong, Singapore, Toronto, Canada and Vancouver, Canada. The financial position and results of operations of the Company’s foreign businesses are measured using local currency as the functional currency. Assets and liabilities are translated into U.S. dollars at year-end rates of exchange, and revenues and expenses are translated at the average rates of exchange for the year. Gains or losses resulting from the translation of foreign currency financial statements are accumulated as a separate component of stockholder’s equity.

(q)	Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income (loss) and equity adjustments from foreign currency translation and is presented in the consolidated statement of stockholder’s equity.

(r)	Revenue Recognition

Sales from restaurants are recognized as revenue at the point of the delivery of meals and services. Gift cards and or certificates are sold in the ordinary course of business. Proceeds from gift card and or certificate sales are recorded as deferred revenue at the time the gift card and or certificate is sold and are not recognized as revenue until the gift card and or certificate is redeemed.

(s)	Net Loss Per Share

In connection with the proposed IPO, the Company effected a 10,098.5 for one stock split on February 6, 2006 (see Note 2(a)). Accordingly, basic and diluted shares for all periods presented have also been calculated based on the average shares outstanding, as adjusted for the stock split.

Basic and diluted net loss per share have been computed by dividing net loss by the shares outstanding as adjusted for the 10,098.5 for one stock split.

The 10,098,500 shares outstanding as adjusted for the stock split include all shares issuable for no consideration to employees who were granted MHLLC common units pursuant to employee subscription agreements (see Note 12).

The following table sets forth the computation of basic and diluted net loss per share:

Fiscal Year 2004
Net loss available to common stockholder	$(738)

Shares:
Weighted average number of common shares outstanding - basic	10,098,500
Dilutive shares	—

Weighted average number of common shares outstanding - diluted	10,098,500

Basic net loss per share	$(0.07)

Diluted net loss per share	$(0.07)

MORTON’S HOLDING COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

January 2, 2005

Unaudited supplemental pro forma basic and diluted loss per share have been computed by dividing net loss by the shares outstanding, as adjusted for the 10,098.5 for one stock split and the assumed issuance by MHCI of 6,000,000 shares of its common stock, which is equal to the number of shares to be issued by MRG in the IPO. The pro forma diluted shares do not include 241,500 restricted shares that MRG anticipates will be issued prior to the consummation of the IPO under the equity incentive plan that MRG intends to implement prior to the consummation of the IPO as these shares would be antidilutive due to the net loss for fiscal 2004.

The following table sets forth the computation of the unaudited pro forma basic and diluted net loss per share:

Fiscal Year 2004
Net loss available to common stockholders	$(738)

Pro forma shares:
Weighted average number of common shares outstanding - basic	16,098,500
Dilutive shares	—

Weighted average number of common shares outstanding - diluted	16,098,500

Pro forma net loss per share:
Basic net loss per share	$(0.05)

Diluted net loss per share	$(0.05)

(t)	New Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment.” This statement replaces SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123(R) requires all stock-based employee compensation to be recorded as an expense in the consolidated statement of operations and that such cost be measured according to the fair value of stock options. SFAS No. 123(R) will be effective the first annual reporting period that begins after June 15, 2005. As the Company already charges stock-based employee compensation expense related to units issued pursuant to employee subscription agreements based on the fair value of such units (see Note 12) the adoption of this statement will not have any effect on the Company’s consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29.” SFAS No. 153 addresses the measurement of exchanges of non-monetary assets. It eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of Accounting Principles Board (“APB”) Opinion No. 29 “Accounting for Non-monetary Transactions” and replaces it with an exception for exchanges that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 will be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this statement will not have any effect on the Company’s consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. (“FIN”) 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” FIN 46 was subject to significant interpretation by the

MORTON’S HOLDING COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

January 2, 2005

FASB, and was revised and reissued in December 2003 (“FIN 46R”). FIN 46R states that if an entity has a controlling financial interest in a variable interest entity, the assets, the liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements to the entity. The adoption of FIN 46 and FIN 46R did not have any effect on the Company’s consolidated financial statements, as the Company does not have any special purpose entities and no other arrangements that meet the definition of a variable interest entity which would require consolidation.

In March 2005, the FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligations.” FIN 47 clarifies that a conditional asset retirement obligation, as used in SFAS 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of the settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. FIN 47 is effective January 1, 2006, with early adoption allowed. We have not yet determined the impact, if any, FIN 47 will have on the Company’s consolidated financial statements.

In June 2005, the FASB issued Emerging Issues Task Force (“EITF”) 05-06 “Determining the Amortization Period for Leasehold Improvements.” EITF 05-06 addresses the amortization period for leasehold improvements in operating leases that are either placed in service significantly after and not contemplated at or near the beginning of the initial lease term or acquired in a business combination. The adoption of EITF 05-06 will not have a material effect on the Company’s consolidated financial statements.

(3)	Morton’s—90 West Street, NY

On December 23, 2004, MRG entered into a Settlement Agreement and General Release (the “Agreement”) with St. Paul Fire and Marine Insurance Company (“St. Paul”) pursuant to which MRG has agreed to settle its claims against St. Paul for losses sustained in connection with the September 11, 2001 attacks involving business and property of the Morton’s Steakhouse restaurant located at 90 West Street, New York, New York, two blocks from the World Trade Center which was closed permanently due to structural damage. The terms of the Agreement included payment to MRG of $4,254,000 and a mutual release and discharge with respect to the insurance contract between MRG and St. Paul for the property located at 90 West Street, New York, New York. The payment of $4,254,000 was received in December 2004.

The Company recorded a benefit, net of related costs, in “Restaurant operating expenses” in the accompanying consolidated statement of operations of approximately $2,775,000 for fiscal 2004 representing business interruption insurance recovery related to costs incurred from the closing of that restaurant. During fiscal 2004, MRG received $986,000 relating to property insurance and recorded a gain.

MORTON’S HOLDING COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

January 2, 2005

(4)	Property and Equipment

The costs and related accumulated depreciation and amortization of major classes of assets as of January 2, 2005 are set forth below (amounts in thousands):

January 2, 2005
Furniture, fixtures and equipment	$16,499
Buildings and leasehold improvements	45,139
Land	8,474
Construction in progress	5,234

75,346
Less accumulated depreciation and amortization	13,859

Net property and equipment	$61,487

(5)	Accrued Expenses

Accrued expenses at January 2, 2005 consist of the following (amounts in thousands):

January 2, 2005
Deferred revenue from gift certificates	$14,081
Restaurant operating expenses	4,558
Payroll and related taxes	3,642
Accrued legal costs	2,782
Sales and use tax	1,964
Rent and property taxes	1,635
Accrued construction costs	705
Interest rate swap agreements	77
Other	1,458

Total accrued expenses	$30,902

(6)	7.5% Senior Secured Notes

On July 7, 2003, MRG completed a private offering of $105,000,000 in aggregate principal amount at maturity of its 7.5% senior secured notes due 2010. The 7.5% senior secured notes were issued at a discount of 15%. Net proceeds from the 7.5% senior secured notes offering were $89,250,000 less expenses. On December 22, 2003, MRG filed a registration statement with the Securities and Exchange Commission with respect to the 7.5% senior secured notes having substantially identical terms as the original notes, as part of an offer to exchange registered notes for the privately-issued original notes. The new notes evidence the same debt as the original notes, are entitled to the benefits of the indenture governing the original notes and are treated under the indenture as a single class with the original notes. Interest on the 7.5% senior secured notes is payable semi-annually on January 1 and July 1. The 7.5% senior secured notes have a yield to maturity of 12.005% including the accretion of the discount and the amortization of the related deferred financing costs. MRG can redeem the 7.5% senior secured notes on or after July 1, 2007, except MRG may redeem up to 35% of the 7.5% senior secured notes prior to July 1, 2006 with the proceeds of one or more public equity offerings. MRG is required to redeem the 7.5% senior secured notes under some circumstances involving changes of control and asset sales. As of January 2, 2005, MRG was in compliance with all of its financial covenants.

MORTON’S HOLDING COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

January 2, 2005

Concurrently with the closing of the original notes offering, MRG entered into a $15,000,000 senior secured working capital facility with Wells Fargo Foothill, Inc. (see Note 8). As of January 2, 2005, there were no outstanding borrowings under MRG’s working capital facility and $1,000,000 was restricted for letters of credit. MRG used a portion of the net proceeds from the 7.5% senior secured notes offering to repay MRG’s previously existing credit facility, capital leases and three mortgages. MRG used the remaining net proceeds for general corporate purposes.

(7)	14.0% Senior Secured Notes

On June 4, 2004, MHCI completed a $40,000,000 14.0% senior secured notes offering due December 30, 2010. Interest is to be paid semi-annually in arrears on June 30th and December 30th in each year commencing on June 30, 2004 at the rate of 14% per annum. Interest is payable in cash, except that, on any interest payment date, the Company has the option to pay all or any portion of the interest payable by issuing additional notes (“PIK Notes”) in a principal amount equal to the interest the Company does not pay in cash on such date. Any such PIK Notes issued would be due no later than December 30, 2010. MHCI issued PIK Notes aggregating $3,249,000 during fiscal 2004. The notes are secured by the assets of MHCI, which include the stock of MRG. The notes are not secured by the assets of, nor are they guaranteed by, MRG or any of its subsidiaries. MHCI used the proceeds of the offering to make a distribution to MHLLC’s equity holders and to pay fees and expenses related to the issuance. As of January 2, 2005, MHCI was in compliance with all of its financial covenants.

Pursuant to the MHCI notes, if at the end of a fiscal quarter MRG has cash and cash equivalents and marketable securities in excess of $5,000,000, excluding up to $750,000 of cash and cash equivalents held by one or more of MRG’s foreign subsidiaries, and is permitted to pay a dividend under the Restricted Payments covenant of MRG’s 7.5% senior secured notes (defined therein) (“Restricted Payment Covenant”), MRG is required to pay a dividend, to the extent permitted, to MHCI to repay outstanding PIK Notes. The dividend will be in the amount of the lesser of the amount permitted under the Restricted Payment Covenant, the excess cash and cash equivalents and marketable securities over the $5,000,000 threshold or the aggregate outstanding PIK notes.

(8)	Obligations to Financial Institutions

Obligations to financial institutions consists of the following (amounts in thousands):

January 2, 2005
Working Capital Facility (a)	$—
Loan Agreement with CNL Financial I, Inc., due in monthly principal and interest payments (c)	796
Mortgage loans with GE Capital Franchise Finance due in monthly principal and interest payments (b)	6,361

Total obligations to financial institutions	7,157
Less current portion of obligations to financial institutions	521

Obligations to financial institutions, less current maturities	$6,636

MORTON’S HOLDING COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

January 2, 2005

Future maturities of obligations to financial institutions and bond holders are as follows as of January 2, 2005 (amounts in thousands):

	2005	2006	2007	2008	2009	Thereafter	Total
7.5% senior secured notes (see Note 6)	$—	$—	$—	$—	$—	$105,000	$105,000
14.0% senior secured notes (see Note 7)	1,397	1,852	—	—	—	40,000	43,249
Working Capital Facility (a)	—	—	—	—	—	—	—
Loan Agreement with CNL Financial I, Inc. (c)	332	334	130	—	—	—	796
Mortgage loans with GE Capital Franchise Finance (b)	189	207	227	248	272	5,218	6,361

Total	$1,918	$2,393	$357	$248	$272	$150,218	$155,406

(a)	Concurrently with the closing of the original notes offering (see Note 6), MRG entered into a $15,000,000 senior secured working capital facility with Wells Fargo Foothill, Inc. As of January 2, 2005, there were no outstanding borrowings under MRG’s working capital facility and $1,000,000 was restricted for letters of credit. Interest will accrue on borrowings under MRG’s working capital facility at a floating rate of prime plus 1.75%, or a LIBOR based equivalent. MRG’s working capital facility matures on July 7, 2007. At January 2, 2005, MRG was in compliance with its debt covenants relating to its working capital facility.
(b)	Mortgage loans relate to loan commitments entered into during 1999 and 1998 by various subsidiaries of MRG and GE Capital Franchise Finance, to fund the purchases of land and construction of restaurants. MRG repaid one mortgage in May 2003. MRG also repaid one mortgage in September 2003 and two mortgages in April 2004 with a portion of the proceeds from the 7.5% senior secured notes offering (see Note 6). The remaining two mortgages outstanding as of January 2, 2005 are scheduled to mature in February 2020 and March 2021. The interest rates for the two remaining mortgages are 8.98% and 9.26% per annum. In February 2005, the mortgage with interest of 9.26% which was scheduled to mature in February 2020 was repaid.
(c)	In March 1997, MRG entered into a $2,500,000 loan agreement with CNL Financial I, Inc. (“CNL”). This loan was scheduled to mature on April 1, 2007 and bore interest at 10.002% per annum. This loan is secured by a security interest in the assets of the Morton’s steakhouses located in Chicago (State Street) and Denver (downtown). Principal and interest payments are due monthly over the term of the loan. The Company repaid this loan in February 2005.

MORTON’S HOLDING COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

January 2, 2005

(9)	Income Taxes

Income before income taxes for the Company’s domestic and foreign operations are as follows (amounts in thousands):

Fiscal 2004
Domestic operations	$2,716
Foreign operations	1,414

Total	$4,130

Income tax expense is comprised of the following (amounts in thousands):

		Fiscal 2004
Federal:	Current	$451
	Deferred	3,576

		4,027
Foreign:	Current	475
	Deferred	(217)

		258
State and Local:	Current	563
	Deferred	20

		583

Income tax expense		$4,868

Income tax expense differed from the amounts computed by applying the U.S. federal income tax rates to income before income taxes as a result of the following (amounts in thousands):

Fiscal 2004
Computed “expected” tax expense	$1,404
Increase in income taxes resulting from:
State and local income taxes, net of federal income tax benefit	385
Foreign rate differential	223
FICA tax credits	1,591
Change in valuation allowance	80
Non-deductible interest	906
Other, net	279

$4,868

MORTON’S HOLDING COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

January 2, 2005

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at the end of fiscal 2004 are presented below (amounts in thousands):

January 2, 2005
Deferred tax assets:
Federal and state net operating loss carryforwards	$6,082
Capital loss carryforwards	2,321
Deferred revenue on gift certificates	2,057
Accrued timing differences Accretion of bond discount and deferred financing	1,245 997
Foreign taxes payable	84
Property and equipment depreciation	1,448
Deferred rent and start-up amortization	1,539
FICA and other tax credits	10,455

Total gross deferred tax assets	26,228
Less valuation allowance	(5,807)

Net deferred tax assets	20,421
Deferred tax liabilities:
Intangible asset	36,230
Smallwares	965

Total gross deferred tax liabilities	37,195

Net deferred tax liabilities	$(16,774)

During fiscal 2004, MRG determined it would elect to treat certain of its employee-portion FICA tax payments as current income tax deductions rather than income tax credits. Such election was made in order to minimize cash paid for income taxes in the short-term. The impact of this change resulted in recording additional tax expense of approximately $1,658,000 to the Company’s income tax expense for fiscal 2004.

At January 2, 2005, MRG had federal and various state income tax net operating loss carryforwards, capital loss carryforwards, and FICA and other tax credits expiring in various periods through 2022, 2006 and 2024, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible and net operating losses can be carried forward. Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. Sections 382 and 383 of the Internal Revenue Code limit the amount of federal net operating losses, capital loss carryovers and FICA credits, generated prior to the Effective Date that may be used in future periods. Generally, the utilization of these attributes will be limited on an annual basis to the value of the acquired business, at the date of ownership change, multiplied by the federal long-term tax-exempt rate at the date of the transaction. In order to fully realize the net deferred tax assets, the Company will need to generate future taxable income of approximately $51,856,000. Taxable income (loss), before the application of net operating loss carryforwards and FICA and other tax credits, for the fiscal year ended January 2, 2005 is estimated to be approximately $8,849,000. MRG assesses the recoverability of its net deferred tax asset based upon the level of historical income and projections of future taxable income. Deferred tax assets arising from capital losses have been fully reserved. Tax benefits that are recognized in future periods by the elimination of the valuation allowance at the acquisition date $(6,852,000) are to be applied, first to reduce to zero any goodwill related to the acquisition, and then to reduce to zero any

MORTON’S HOLDING COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

January 2, 2005

noncurrent intangible assets related to the acquisition. The amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced.

Goodwill has been adjusted for tax benefits of $389,000 during fiscal 2004 that have been recorded with regard to changes in the valuation allowance and changes in estimates of income tax uncertainties that resulted from the purchase business combination at July 25, 2002. State net operating losses which were subject to valuation allowances have also been adjusted downward to reflect the proper balances at year end. The reduction in the deferred tax asset related to these state net operating losses did not impact the tax expense on continuing operations or goodwill because there has been an equal reduction in the valuation allowance related to these state net operating losses.

General Business Credits of $10,455,000 have been recorded as deferred tax assets by the Company. Included in these credits are credits aggregating $9,978,000 that are for a portion of the employer paid social security taxes on employee cash tips, the remainder of the credits are for Empowerment Zone and other credits. All of these credits are available to offset federal income tax in future years. These credits must generally be utilized after all federal net operating loss carryovers are utilized. For credits generated in tax years beginning before 1998 the carryforward period is 15 years. For credits generated in tax years beginning after 1998 the carryforward period is 20 years.

The credits will expire if unused as follows (amounts in thousands):

Year Generated	Amount of Credit	Year of Potential Expiration
1994	$679	2009
1995	953	2010
1996	1,290	2011
1997	1,348	2012
1998	1,498	2018
1999	1,996	2019
2000	2,444	2020
2001	35	2021
2002	83	2022
2003	25	2023
2004	104	2024

MRG operates in various foreign jurisdictions including, Canada, Singapore and Hong Kong. The foreign subsidiaries, with the exception of the Canadian operations, all operate as single member limited liability companies treated as disregarded for U.S. federal income tax purposes, and as incorporated entities in their jurisdiction of operation. Therefore, the taxable income or loss of these foreign subsidiaries is recognized on MHCI’s U.S. federal income tax return, and any foreign taxes paid are available as foreign tax credits subject to certain limitations, or as deductions against taxable income in the U.S. The Canadian subsidiaries operate as corporations for Canadian tax purposes and their income or loss is not reflected in the U.S. federal income tax return of MHCI. U.S. deferred taxes on undistributed earnings of $1,183,000 of the Canadian operations have not been recognized under the indefinite reversal criterion in Accounting Principles Board (“APB”) Opinion No. 23 because they are considered permanent in nature.

(10)	Capital Stock

At January 2, 2005, the issued and outstanding common stock was 10,098,500 shares with a stated value of $0.01 par value per share. On June 4, 2004, MHLLC contributed its 10,098,500 shares of common stock of

MORTON’S HOLDING COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

January 2, 2005

MRG to MHCI, a newly formed wholly-owned subsidiary of MHLLC, in exchange for 10,098,500 shares of common stock of MHCI, constituting 100% of the authorized common stock of MHCI.

MHCI used the proceeds of its notes offering (see Note 7) to make a distribution to the MHLLC’s equity holders of $36,900,000 and to pay fees and expenses related to the issuance.

On June 3, 2004, MRG paid a dividend of $6,789,000 to MHLLC.

(11)	Operating Leases

The Company’s operations are generally conducted in leased premises. Including renewal options, remaining lease terms range from 2 to 38 years.

In connection with entering into leases, the Company is frequently provided with development allowances from the lessors. These allowances for leasehold improvements, furniture, fixtures and equipment are included in the related fixed asset accounts and the total amount is amortized on a straight-line basis over the shorter of the lease term or estimated useful lives of the assets. As of January 2, 2005, approximately $235,000 of development allowances were due from lessors and are included in “Prepaid expenses and other current assets” in the accompanying consolidated balance sheet. There were no development allowances due from lessors at January 4, 2004.

MRG leases certain office and restaurant facilities and related equipment under noncancelable operating lease agreements with third parties. Included in obligations for restaurant operating leases are certain restaurant operating leases for which MRG or another subsidiary of MRG guarantees the performance of the restaurant operating lease for such subsidiary for a portion of the lease term, typically not exceeding the first five years. Certain leases require contingent rental provisions based upon a percent of gross revenues and or provide for rent deferral during the initial term of such leases. Included in “Other liabilities” in the accompanying consolidated balance sheet at January 2, 2005 are accruals related to such rent deferrals and landlord allowances of approximately $7,588,000. For financial reporting purposes, such leases are accounted for on a straight-line rental basis. The Company recorded non-cash rent in accordance with SFAS No. 13 of $1,440,000 for fiscal 2004 which is included in “Restaurant operating expenses” in the accompanying consolidated statement of operations.

Future minimum annual rental commitments under the Company’s operating leases are approximately as follows (amounts in thousands):

Fiscal 2005	$18,484
Fiscal 2006	18,840
Fiscal 2007	18,665
Fiscal 2008	18,252
Fiscal 2009	17,629
Fiscal 2010 and thereafter	104,224

Total minimum lease payments	$196,094

Contingent rental payments on building leases are typically made based upon the percentage of gross revenues on the individual restaurants that exceed predetermined levels. The percentages of gross revenues to be paid, and the related gross revenues, vary by restaurant. Contingent rental expense was approximately

MORTON’S HOLDING COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

January 2, 2005

$2,409,000 for fiscal 2004. Rental expense, inclusive of contingent rent, for all such leases was approximately $19,710,000 for fiscal 2004.

(12)	Employee Subscription Agreements

Certain of the Company’s executives and other employees have been granted common units of MHLLC, which represent an ownership interest in MHLLC, pursuant to employee subscription agreements. MHLLC’s Board approved 1,711,344 common units available for grant of which 1,497,585, 26,200 and 2,400 were granted on August 26, 2003, June 21, 2004 and October 28, 2004, respectively. On August 26, 2003, June 21, 2004 and October 28, 2004, the fair value of each common unit granted was $0.01. Common units granted to an employee pursuant to employee subscription agreements are granted at no cost to the employee. These common units are subject to vesting. Fifty percent of the granted common units vest upon certain dates if the employee is employed as of such date as follows:

For selected employees employed as of July 25, 2002 in “qualified positions” (as determined by the MHLLC’s board of advisors), the dates and vesting percentages for the common units based on time-vesting will be as follows:

Date	Percentage
July 25, 2005	40%
July 25, 2006	70%
July 25, 2007	100%

For selected employees not employed as of July 25, 2002 in “qualified positions,” the dates and vesting percentages for the common units based on time-vesting will be as follows:

Date	Percentage
Third anniversary of date of grant	40%
Fourth anniversary of date of grant	70%
Fifth anniversary of date of grant	100%

However, if the employee has been continuously employed by the Company from the date of grant to the date of a change in control, any unvested time vesting units will immediately vest simultaneously with the consummation of the change of control.

In addition, fifty percent of the common units vest upon certain change of control or liquidation events if, upon the occurrence of such an event, Castle Harlan Partners III, L.P. achieves an internal rate of return of at least 30% and the employee is employed as of such date. Upon termination of employment, unvested common units will be forfeited and vested common units will be subject to repurchase pursuant to the terms of MHLLC’s operating agreement. Stock-based employee compensation expense related to this plan will be charged to the Company based on the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, the Company recognized compensation expense of approximately $2,000 relating to the vesting of common units granted in the consolidated statement of operations for fiscal 2004. The compensation expense recorded during fiscal 2004, represents the straight-line amortization of the difference between the fair value at the date of grant of $0.01 per common unit and the exercise price (which is zero) of the common units of the outstanding time-vesting common units for the respective period. The remaining compensation expense that was measured at the date of grant will be amortized on a straight-line basis over the remaining vesting period. Compensation

MORTON’S HOLDING COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

January 2, 2005

expense relating to the other 50% of common units granted, which vest upon certain change of control or liquidation events if, upon the occurrence of such an event, Castle Harlan Partners III, L.P. achieves an internal rate of return of at least 30%, will be measured and recognized if and when these events occur.

Value of Equity Compensation Issued

An appraisal of MHLLC’s enterprise value was performed by a third party, Valuation Research Company (“VRC”), as of June 29, 2003 and January 4, 2004. VRC’s valuations as of June 29, 2003 and January 4, 2004 were utilized by MHLLC’s board of advisors to value the common units granted to employees during fiscal 2003 and fiscal 2004, respectively. Both of VRC’s valuations utilize the same methodology. For fiscal 2005 grants, the fair value of the grants was determined by MHLLC’s board of advisors based on internally prepared contemporaneous valuations utilizing the same methodology as VRC’s valuations.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value

Determining the fair value of MHLLC common units was effected by complex judgments. The appraisal of the enterprise value of MHLLC performed by VRC as of June 29, 2003 and January 4, 2004 applied an income approach and a market approach and did not then contemplate an initial public offering. VRC prepared an appraisal of the business enterprise on June 29, 2003 and January 4, 2004. After subtracting the outstanding debt and value of the preferred units, there was no value attributable to MHLLC’s common units. The Company allocated the blended enterprise value (average enterprise value calculated using the enterprise values as determined by the market approach and the income approach) to the then outstanding debt and preferred stock. After allocating the value of the outstanding debt and preferred units, no value remained to the common equity. As a result, the MHLLC board of advisors assigned a nominal value ($0.01) to each common unit of MHLLC granted.

The market value approach was based on acquisition multiples for a group of public restaurant companies that we believe to be comparable, computing average ratios and applying these multiples to MHLLC. The acquisition of MRG by Castle Harlan in July 2002 in an arm’s length transaction with an active bidding process was effected at multiples of 8 times EBITDA, 13 times EBIT and 4.7 times EBITDAR. These multiples were used in VRC’s June 29, 2003 and January 4, 2004 appraisals as they were considered to be the best indicator of the value of MRG.

The income approach was based on forecasted cash flows discounted using discount factors that took into account the timing and risk associated with the forecasted free cash flows. Cash flows were discounted at a weighted average cost of capital calculated based on a group of public restaurant companies that we believe to be comparable of 14% and 12% in VRC’s June 29, 2003 and January 4, 2004 appraisals, respectively.

MORTON’S HOLDING COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

January 2, 2005

Activity relating to the common units granted pursuant to employee subscription agreements is as follows:

Unvested common units outstanding as of December 30, 2002	—
Granted units	1,497,585
Vested units	—
Forfeited units	(15,200)

Unvested common units outstanding as of January 4, 2004	1,482,385
Granted units	28,600
Vested units	—
Forfeited units	(17,600)

Unvested common units outstanding as of January 2, 2005	1,493,385

As of January 2, 2005, there were 217,959 common units available for grant.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation as originally provided by SFAS No. 123, “Accounting for Stock-Based Compensation.” Additionally, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in both the annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The transitional requirements of SFAS No. 148 are effective for all financial statements for fiscal years ending after December 15, 2002. Due to the fact that the compensation expense on the unvested common units is based on the fair value of the common units of MHLLC at the date of grant, there is no difference between reported net income and the pro forma net income that would be recognized under SFAS No. 123.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment.” This statement replaces SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123(R) requires all stock-based employee compensation to be recorded as an expense in the consolidated statement of operations and that such cost be measured according to the fair value of stock options. SFAS No. 123(R) will be effective the first annual reporting period that begins after June 15, 2005. As the Company already charges stock-based employee compensation expense related to units issued pursuant to employee subscription agreements based on the fair value of such units, the adoption of this statement will not have any effect on the Company’s consolidated financial statements.

(13)	Employment Agreements

MRG has entered into employment agreements with its Chief Executive Officer and its Executive Vice President. The agreements, as amended, are terminable by MRG with certain restrictions. The aggregate annual 2004 base salary under these employment agreements is approximately $1,009,000. These agreements provide for their annual base salaries to be increased each year to reflect the rate of increase in the Consumer Price Index for Urban Wage Earners and Clerical Workers.

(14)	Employee Benefit Plans

Employees of the Company who are over the age of 21 and who have completed one year of service are eligible for voluntary participation in the Morton’s of Chicago Inc. Profit Sharing and Cash Accumulation

MORTON’S HOLDING COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

January 2, 2005

Plan. Employer contributions to the plan are made at the discretion of the board of directors. Employer contributions paid in fiscal 2004 were approximately $602,000.

(15)	Legal Matters and Contingencies

Since August 2002, a number of the Company’s current and former employees in New York, Boston and Florida have initiated arbitrations with the American Arbitration Association in their respective states alleging that the Company has violated state (Boston arbitration), state and federal (New York arbitrations) and federal (Florida arbitrations) wage and hour laws regarding the sharing of tips with other employees and failure to pay for all hours worked. There are two group arbitrations pending in Florida. One is proceeding in West Palm Beach as a collective action (hereafter referred to as “West Palm Beach arbitration”) with approximately thirty claimants. The second is proceeding in Miami as a consolidated action (hereafter “Miami arbitration”) with approximately six claimants. Potential class members in the West Palm Beach arbitration were sent notices notifying them of the arbitration and advising them if they wish to participate in the arbitration they must sign and return a consent form. In addition, there are two individual demands for arbitration pending in Florida which may ultimately be joined to the Miami arbitration.

In general, the complainants are seeking restitution of tips, the difference between the tip credit wage and the minimum wage, payment for hours worked off the clock (in the Miami arbitration and in the individual Florida arbitrations only), liquidated damages and attorneys’ fees and costs. The arbitrator in the New York arbitrations has permitted the complainants to consolidate their arbitrations into one action and proceed as a collective action. The Miami claimants are also seeking to consolidate their arbitrations. The arbitrator has ruled that the claims cannot be consolidated but is allowing the case to proceed as a collective action. The Boston arbitrator has ruled that the claimants may proceed as a class, but to date there are only three people in the class and no class has been certified. The Company intends to and is contesting these matters vigorously. Management believes an adverse opinion in any one of these cases would not have a material adverse impact on the Company’s financial condition.

In November 2004, current and former employees of the Sacramento Morton’s steakhouse commenced a federal lawsuit asserting individual, representative and class claims against the Sacramento Morton’s steakhouse and several other Morton’s steakhouses. The plaintiffs asserted claims based on the Company’s alleged failure to provide them with meal and rest periods, and for unlawful tip sharing and unfair competition. The plaintiffs seek restitution of tips, meal and break period compensation and attorneys’ fees. Dismissals with prejudice for all defendants, except the Sacramento Morton’s steakhouse, were granted. The claims against the Sacramento Morton’s steakhouse have been moved to arbitration.

In May 2005, a former employee of the Boston restaurant filed a nationwide class action complaint in federal court in Massachusetts alleging that the tip out violates the Fair Labor Standards Act. The Company moved to dismiss the complaint and compel arbitration. While the motion was pending, the plaintiff filed a nationwide collective action demand for arbitration with the American Arbitration Association. The demand for arbitration alleges the same facts as the lawsuit filed in federal court. The motion to dismiss is still pending in federal court.

The Company is involved in various other claims and legal actions arising in the ordinary course of business. Management does not believe that the ultimate resolution of these actions will have a material adverse effect on the Company’s consolidated financial position, results of operations, liquidity and capital resources.

MORTON’S HOLDING COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

January 2, 2005

(16)	Related Party Transactions

On July 25, 2002, MHLLC entered into a management agreement with Castle Harlan, Inc. (the majority unit-holder of MHLLC), which was amended as of July 7, 2003. Pursuant to the management agreement, Castle Harlan, Inc. agreed to provide business and organizational strategy, financial and investment management, advisory and merchant and investment banking services in exchange for fees of $2,800,000 per year, which fees may be increased to an amount not exceeding $3,500,000 in any year, plus out of pocket expenses. These fees and expenses are paid by the Company and may be paid to the extent permitted by the indenture governing the 7.5% senior secured notes. In October 2002, MHLLC, Castle Harlan, Inc. and Laurel Crown Capital, LLC: Series One—LC/Morton’s (a significant unit-holder of MHLLC) (“Laurel Crown”) entered into a letter agreement, pursuant to which Castle Harlan, Inc. agreed to provide a portion of the annual fee to Laurel Crown in exchange for Laurel Crown’s assistance in providing the services to MHLLC under the management agreement. At January 2, 2005 included in “Prepaid expenses and other current assets” in the accompanying consolidated balance sheet is approximately $157,000 representing a prepayment of this management fee.

(17)	Subsequent Event (unaudited)

During fiscal 2005, MRG received proceeds of approximately $674,000 from the sale of stock in a privately owned company and recorded a gain on the sale of its investment of approximately $664,000.

As a result of the impact of Hurricane Katrina, the building in which the Morton’s steakhouse is located in New Orleans was damaged and has been closed indefinitely and possibly permanently. The extent of the damage to the building and the restaurant cannot be determined at this time as access to the building has not been available. Based on its insurance coverage, the Company believes that insurance recoveries will be recorded in fiscal 2005 and possibly in future periods, although there is no assurance that any future recoveries will be received.

MORTON’S HOLDING COMPANY, INC. AND SUBSIDIARY

Consolidated Balance Sheets

(amounts in thousands)

	January 2, 2005	October 2, 2005
		(unaudited)
Assets
Current assets:
Cash and cash equivalents	$10,688	$5,887
Restricted cash	548	417
Marketable securities	4,112	8,176
Accounts receivable	4,346	5,421
Inventories	9,302	8,991
Prepaid expenses and other current assets	6,600	7,404
Deferred income taxes	5,235	4,154

Total current assets	40,831	40,450

Property and equipment, at cost:
Furniture, fixtures and equipment	16,499	19,791
Buildings and leasehold improvements	45,139	56,066
Land	8,474	8,474
Construction in progress	5,234	258

	75,346	84,589
Less accumulated depreciation and amortization	13,859	19,219

Net property and equipment	61,487	65,370

Intangible asset	92,000	92,000
Goodwill	61,789	61,528
Other assets and deferred expenses, net	11,198	10,352

	$267,305	$269,700

MORTON’S HOLDING COMPANY, INC. AND SUBSIDIARY

Consolidated Balance Sheets—(Continued)

(amounts in thousands, except share and per share amounts)

	January 2, 2005	October 2, 2005
		(unaudited)
Liabilities and Stockholder’s Equity
Current liabilities:
Accounts payable	$6,390	$6,023
Accrued expenses	30,902	33,912
Current portion of obligations to financial institutions	521	111
Current portion of 14.0% senior secured notes	1,397	4,299
Accrued income taxes	377	494

Total current liabilities	39,587	44,839

7.5% senior secured notes, net of unamortized discount of $13,283 and $11,878 at January 2, 2005 and October 2, 2005, respectively	91,717	93,122
14.0% senior secured notes, less current maturities	41,852	40,000
Obligations to financial institutions, less current maturities	6,636	3,497
Deferred income taxes	22,009	18,184
Other liabilities	7,546	12,489

Total liabilities	209,347	212,131

Commitments and contingencies

Stockholder’s equity:
Common stock, $0.01 par value per share. Authorized, issued and outstanding 10,098,500 shares at January 2, 2005 and October 2, 2005	101	101
Additional paid-in capital	60,852	60,852
Accumulated other comprehensive income	189	205
Accumulated deficit	(3,184)	(3,589)

Total stockholder’s equity	57,958	57,569

	$267,305	$269,700

See accompanying notes to unaudited consolidated financial statements.

MORTON’S HOLDING COMPANY, INC. AND SUBSIDIARY

Consolidated Statements of Operations

(amounts in thousands)

	Nine month periods ended
	October 3, 2004	October 2, 2005
	(unaudited)
Revenues	$199,682	$217,122
Food and beverage costs	67,566	72,328
Restaurant operating expenses	95,457	104,109
Pre-opening costs	553	2,050
Depreciation and amortization	4,766	5,327
General and administrative expenses	14,011	16,431
Marketing and promotional expenses	7,002	4,082
Management fee paid to related party	2,100	2,100

Operating income	8,227	10,695
Costs associated with the repayment of certain debt	264	174
Gain on sale of investment	—	(664)
Interest expense, net	10,671	12,945

Loss before income taxes	(2,708)	(1,760)
Income tax expense (benefit)	86	(1,355)

Net loss	$(2,794)	$(405)

Net loss per share
Basic	$(0.28)	$(0.04)
Diluted	$(0.28)	$(0.04

Shares used in computing net loss per share
Basic	10,098,500	10,098,500
Diluted	10,098,500	10,098,500

Supplemental unaudited pro forma net loss per share
Basic		$(0.03)
Diluted		$(0.03)

Shares used in computing supplemental unaudited pro forma net loss per share
Basic		16,098,500
Diluted		16,098,500

See accompanying notes to unaudited consolidated financial statements.

MORTON’S HOLDING COMPANY, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

(amounts in thousands)

	Nine month periods ended
	October 3, 2004	October 2, 2005
	(unaudited)
Cash flows from operating activities:
Net loss	$(2,794)	$(405)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation, amortization and other non-cash charges	8,156	8,533
Gain on sale of investment	—	(664)
Loss (gain) on marketable securities	110	(96)
Deferred income taxes	(293)	(2,483)
Issuance of PIK notes in lieu of interest	420	2,448
Redemption of PIK notes	—	(1,398)
Change in assets and liabilities:
Accounts receivable	(1,126)	(1,073)
Inventories	570	316
Prepaid expenses and other assets	(928)	(1,090)
Accounts payable, accrued expenses and other liabilities	995	6,894
Accrued income taxes	(159)	128

Net cash provided by operating activities	4,951	11,110

Cash flows from investing activities:
Purchases of property and equipment	(6,438)	(9,192)
Proceeds from sale of investment	—	674
Purchase of marketable securities	(7,295)	(3,968)
Proceeds from sale of marketable securities	6,217	—

Net cash used in investing activities	(7,516)	(12,486)

Cash flows from financing activities:
Principal reduction on obligations to financial institutions	(5,652)	(3,549)
Proceeds from the 14.0% senior secured notes offering	40,000	—
Payment of deferred financing costs	(3,141)	—
Dividends paid	(43,689)	—
Decrease in restricted cash	323	131

Net cash used in financing activities	(12,159)	(3,418)

Effect of exchange rate changes on cash	3	(7)

Net decrease in cash and cash equivalents	(14,721)	(4,801)
Cash and cash equivalents at beginning of period	17,997	10,688

Cash and cash equivalents at end of period	$3,276	$5,887

See accompanying notes to unaudited consolidated financial statements.

MORTON’S HOLDING COMPANY, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

October 3, 2004 and October 2, 2005

1)	Basis of Presentation

The accompanying unaudited consolidated financial statements of Morton’s Holding Company, Inc. and its subsidiary (the “Company,” “we,” “us” and “our”) have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q. Accordingly, they do not include all information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements.

The accompanying consolidated financial statements are unaudited and include all adjustments (consisting of normal recurring adjustments and accruals) that management considers necessary for a fair presentation of its financial position and results of operations for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the full year.

The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions relating to the reported amount of assets, liabilities, revenues and expenses reported during the period. Actual results could differ from those estimates.

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

The Company uses a 52/53 week fiscal year which ends on the Sunday closest to January 1. Approximately every six or seven years, a 53rd week will be added.

Morton’s Holding Company, Inc. (“MHCI”) was incorporated as a Delaware corporation on March 10, 2004 and became the direct parent of Morton’s Restaurant Group, Inc. (“MRG”) on June 4, 2004. MRG was incorporated as a Delaware corporation on October 3, 1988. MHCI is a wholly owned subsidiary of Morton’s Holdings, LLC (“MHLLC”), a Delaware limited liability company formed on April 4, 2002.

2)	Recent Events

During 2005, the Company received proceeds of approximately $674,000 from the sale of stock in Charlie Brown’s Acquisition Corp., an affiliate of Castle Harlan, Inc., and recorded a gain on the sale of its investment of approximately $664,000 in the consolidated statement of operations for the nine month period ended October 2, 2005.

3)	Statements of Cash Flows

For the purposes of the consolidated statements of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company paid cash interest of approximately $5,322,000 (which includes capitalized interest of approximately $46,000) and $5,138,000 (which includes capitalized interest of approximately $151,000), and income taxes, net of refunds, of approximately $542,000 and $1,004,000, for the nine month periods ended October 3, 2004 and October 2, 2005, respectively.

MORTON’S HOLDING COMPANY, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4)	Restricted Cash

Restricted cash of $548,000 and $417,000 as of January 2, 2005 and October 2, 2005, respectively, represents cash collateral relating to an interest rate swap agreement with Bank of America, formerly Fleet National Bank (“B of A”). See Note 6.

5)	Intangible Asset and Goodwill

The identifiable intangible asset acquired represents the Company’s trade name “Morton’s,” which has an indefinite life and accordingly is not subject to amortization, but is subject to impairment testing. The trade name is used in the advertising and marketing of the restaurants and is widely recognized and accepted by consumers in its respective market as an indication of and recognition of service, value and quality. Goodwill represents the excess of costs over fair value of assets of the business acquired. During fiscal 2005, goodwill was reduced by $261,000 which represents an adjustment in purchase accounting as a result of a revision to a deferred tax asset valuation allowance assumed at the time of purchase.

6)	Derivative Financial Instruments

The Company accounts for its derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. As of October 2, 2005, the Company’s derivative financial instrument consists of one interest rate swap agreement with a notional amount of $20,000,000, which expired on October 24, 2005. Additionally, one interest rate swap agreement with a notional amount of $20,000,000 expired in October 2004. The Company’s interest rate swap agreements are accounted for as speculative instruments and resulting changes in fair market value have been charged or credited to interest expense, net in the consolidated statements of operations. As of January 2, 2005, in accordance with SFAS No. 133, the liability was approximately $77,000. As of October 2, 2005, in accordance with SFAS No. 133 the receivable was approximately $25,000.

7)	Comprehensive Income

The components of comprehensive income for the nine month periods ended October 3, 2004 and October 2, 2005 are as follows (amounts in thousands):

	Nine month periods ended
	October 3, 2004	October 2, 2005
Net loss	$(2,794)	$(405)
Other comprehensive income (loss):
Foreign currency translation	(1)	16

Total comprehensive loss	$(2,795)	$(389)

8)	14.0% Senior Secured Notes

On June 4, 2004, MHCI completed a $40,000,000 14.0% senior secured notes offering due December 30, 2010. The notes are secured by the assets of MHCI, which include the stock of MRG. The notes are not secured by the assets of, nor are they guaranteed by, MRG or any of its subsidiaries. Interest is to be paid

MORTON’S HOLDING COMPANY, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

semi-annually in arrears on June 30th and December 30th in each year commencing on June 30, 2004 at the rate of 14% per annum. Interest is payable in cash, except that, on any interest payment date, the Company has the option to pay all or any portion of the interest payable by issuing additional notes (“PIK notes”) in a principal amount equal to the interest the Company does not pay in cash on such date. Any such PIK notes issued would be due no later than December 30, 2010. MHCI issued PIK notes aggregating $420,000 and $2,448,000 during the nine month periods ended October 3, 2004 and October 2, 2005, respectively.

Pursuant to the MHCI notes, if at the end of a fiscal quarter MRG has cash and cash equivalents and marketable securities in excess of $5,000,000, excluding up to $750,000 of cash and cash equivalents held by one or more of MRG’s foreign subsidiaries, and is permitted to pay a dividend under the Restricted Payments covenant of the 7.5% senior secured notes (defined therein), MRG is required to pay a dividend, to the extent permitted, to MHCI to repay outstanding Paid In Kind (“PIK”) notes that had been issued in lieu of interest payments. The dividend will be in the amount of the lesser of the excess cash and cash equivalents and marketable securities over the $5,000,000 threshold or the aggregate outstanding PIK notes. On May 12, 2005 and August 17, 2005, MRG paid such dividends of approximately $995,000 and $461,000, respectively, to MHCI. On May 12, 2005 and August 17, 2005, MHCI redeemed approximately $945,000 and $453,000, respectively, of PIK notes and paid the related cash interest on such PIK notes of approximately $50,000 and $8,000, respectively.

9)	Employee Subscription Agreements

Certain of our executives and other employees have been granted common units of MHLLC, which represent an ownership interest in MHLLC, pursuant to employee subscription agreements. MHLLC’s Board approved 1,711,344 common units available for grant of which 1,497,585, 28,600, 20,800, 1,600 and 150,000 were granted in fiscal 2003, fiscal 2004, on January 25, 2005, on May 24, 2005 and on July 26, 2005, respectively. The fair value of each common unit granted during fiscal 2003, fiscal 2004, on January 25, 2005, on May 24, 2005 and on July 26, 2005 was $0.01. Common units granted to an employee pursuant to employee subscription agreements are granted at no cost to the employee. These common units are subject to vesting. Fifty percent of the granted common units vest upon certain dates if the employee is employed as of such date. However, if the employee has been continuously employed by the Company from the date of grant to the date of a change of control, any unvested time vesting units will immediately vest simultaneously with the consummation of the change of control. In addition, fifty percent of the common units will vest upon certain change of control or liquidation events if, upon the occurrence of such an event, Castle Harlan Partners III, L.P. achieves an internal rate of return of at least 30% and the employee is employed as of such date. Upon termination of employment, unvested common units will be forfeited and vested common units will be subject to repurchase pursuant to the terms of MHLLC’s operating agreement. Stock-based employee compensation expense related to this plan is charged to the Company based on the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, the Company recognized compensation expense relating to the vesting of common units granted in our consolidated statements of operations for the nine month periods ended October 3, 2004 and October 2, 2005. The compensation expense recorded during the nine month periods ended October 3, 2004 and October 2, 2005, represents the straight-line amortization of the difference between the fair value at the date of grant of $0.01 per common unit and the exercise price (which is zero) of the common units of the outstanding time-vesting common units for the respective period. The remaining compensation expense that was measured at the date of grant will be amortized on a straight-line basis over the remaining vesting period. Compensation expense relating to the other 50% of common units granted, which vest upon certain change of control or liquidation events if, upon the occurrence of such an event, Castle Harlan Partners III, L.P. achieves an internal rate of return of at least 30%, will be measured and recognized if and when these events occur.

MORTON’S HOLDING COMPANY, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Activity relating to the common units granted pursuant to employee subscription agreements is as follows:

	Unvested Common Units	Vested Common Units	Total Common Units
Common units outstanding as of January 4, 2004	1,482,385	—	1,482,385
Granted units	28,600	—	28,600
Vested units	—	—	—
Forfeited units	(17,600)	—	(17,600)

Common units outstanding as of January 2, 2005	1,493,385	—	1,493,385
Granted units	172,400	—	172,400
Vested units	(255,850)	255,850	—
Forfeited units	(175,254)	—	(175,254)

Common units outstanding as of October 2, 2005	1,234,681	255,850	1,490,531

As of October 2, 2005, there were 220,813 common units available for grant.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation as originally provided by SFAS No. 123, “Accounting for Stock-Based Compensation.” Additionally, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in both the annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The transitional requirements of SFAS No. 148 are effective for all financial statements for fiscal years ending after December 15, 2002. Due to the fact that the compensation expense on the unvested common units is based on the fair value of the common units of MHLLC at the date of grant, there is no difference between reported net income and the pro forma net income that would be recognized under SFAS No. 123.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment.” This statement replaces SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123(R) requires all stock-based employee compensation to be recorded as an expense in the consolidated statement of operations and that such cost be measured according to the fair value of stock options. SFAS No. 123(R) will be effective the first annual reporting period that begins after June 15, 2005. As the Company already charges stock-based employee compensation expense related to units issued pursuant to employee subscription agreements based on the fair value of such units, the adoption of this statement will not have a material impact on the Company’s consolidated financial statements.

10)	Financial Information about Geographic Areas

Income (loss) before income taxes for the Company’s domestic and foreign operations are as follows (amounts in thousands):

	Nine month periods ended
	October 3, 2004	October 2, 2005
Domestic	$(3,546)	$(3,497)
Foreign	838	1,737

Total	$(2,708)	$(1,760)

MORTON’S HOLDING COMPANY, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11)	Net Loss Per Share

In connection with the proposed initial public offering (“IPO”) by MRG, the Company effected a 10,098.5 for one stock split on February 6, 2006 and intends to merge with and into MRG. Accordingly, all references to number of shares in the consolidated financial statements and accompanying notes have been adjusted to reflect the stock split and change in the number of authorized shares on a retroactive basis.

Basic and diluted net loss per share have been computed by dividing net loss by the shares outstanding as adjusted for the 10,098.5 for one stock split.

The 10,098,500 shares outstanding as adjusted for the stock split include all shares issuable for no consideration to employees who were granted MHLLC common units pursuant to employee subscription agreements (see Note 9).

The following table sets forth the computation of basic and diluted net loss per share:

	Nine month periods ended
	October 3, 2004	October 2, 2005
Net loss available to common stockholder	$(2,794)	$(405)

Shares:
Weighted average number of common shares outstanding - basic	10,098,500	10,098,500
Dilutive shares	—	—

Weighted average number of common shares outstanding - diluted	10,098,500	10,098,500

Basic net loss per share	$(0.28)	$(0.04)

Diluted net loss per share	$(0.28)	$(0.04)

Unaudited supplemental pro forma basic and diluted net loss per share have been computed by dividing net loss by the shares outstanding as adjusted for the 10,098.5 for one stock split and the assumed issuance by MHCI of 6,000,000 shares of its common stock, which is equal to the number of shares to be issued by MRG in the IPO. The pro forma diluted shares do not include 241,500 restricted shares that MRG anticipates will be issued prior to the consummation of the IPO under the equity incentive plan that MRG intends to implement prior to the consummation of the IPO as these shares would be antidilutive due to the net loss for the nine month period ended October 2, 2005.

The following table sets forth the computation of pro forma basic and diluted net loss per share:

Nine month period ended
October 2, 2005
Net loss available to common stockholders	$(405)

Pro forma shares:
Weighted average number of common shares outstanding - basic	16,098,500
Dilutive shares	—

Weighted average number of common shares outstanding - diluted	16,098,500

Pro forma net loss per share:
Basic net loss per share	$(0.03)

Diluted net loss per share	$(0.03)

MORTON’S HOLDING COMPANY, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12)	Restaurant Activity

During July 2004, a new Morton’s steakhouse was opened in White Plains, New York. During the first quarter of 2005, new Morton’s steakhouses were opened in Bethesda, Maryland; Charlotte, North Carolina and Chicago, Illinois. During August 2005, a new Morton’s steakhouse was opened in Atlantic City, New Jersey. With the exception of the Morton’s steakhouse in New Orleans, which has been closed temporarily due to the effects of Hurricane Katrina, no restaurants were closed during the nine month periods ended October 3, 2004 and October 2, 2005.

As a result of the impact of Hurricane Katrina, the Morton’s steakhouse located in New Orleans was closed until January 12, 2006. During the third quarter of fiscal 2005, the Company recorded an insurance receivable of approximately $265,000 relating to the write-off of inventory and other costs which is included in “Prepaid expenses and other current assets” in the accompanying consolidated balance sheet. Based on its insurance coverage, the Company believes that additional insurance recoveries will be recorded in the fourth quarter of fiscal 2005 and possibly in future periods, although there is no assurance that any future recoveries will be received.

The Company has signed leases to open new Morton’s steakhouses in Troy, Michigan, Coral Gables, Florida, Northbrook, Illinois and Fort Lauderdale, Florida. During August 2005, the Company entered a termination agreement relating to the lease for its current Chicago headquarters, which will be relocated in downtown Chicago.

The Company records rental expense on a straight-line basis from the date that the Company takes control of the premises over the lease term. Any difference between the calculated expense and the amounts actually paid are reflected as a deferred rent liability included in other liabilities in the consolidated balance sheets. The Company also includes landlord allowances for leasehold improvements, furniture, fixtures and equipment in the deferred rent liability. These amounts are amortized as a reduction of rent expense on a straight-line basis from the date that the Company takes control of the premises over the lease term. The Company has a policy of capitalizing the portion of deferred rent during the construction period in leasehold improvements. During October 2005, the FASB issued FASB Staff Position No. FAS 13-1 (“FSP 13-1”) which requires a lessee to cease capitalizing rental costs during the construction period as of the first reporting period beginning after December 15, 2005, which is the effective date of FSP 13-1. In accordance with FSP 13-1, beginning January 2, 2006 rental costs incurred during the construction period will be recognized as rental expense.

13)	Legal Matters and Contingencies

Since August 2002, a number of the Company’s current and former employees in New York, Massachusetts and Florida have initiated arbitrations with the American Arbitration Association in their respective states alleging that the Company has violated state (Massachusetts arbitration), state and federal (New York arbitrations) and federal (Florida arbitrations) wage and hour laws regarding the sharing of tips with other employees and failure to pay for all hours worked. There are two group arbitrations pending in Florida. One is proceeding in Palm Beach as a collective action with approximately 27 claimants. The second is proceeding in Miami as a consolidated action with approximately six claimants. In addition, there are two individual demands for arbitration pending in Florida that may ultimately be joined to the Miami arbitration. The arbitrator in the New York arbitrations has permitted the approximately 88 claimants to consolidate their arbitrations into one action and proceed as a collective action, and a decision with respect to this proceeding is expected in the near future. The Massachusetts arbitrator has ruled that the claimants may proceed as a class, but to date there are three people in the class and the arbitrator recently ruled that there would be no automatic certification. In general, the complainants are seeking restitution of tips, the difference between the

MORTON’S HOLDING COMPANY, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

tip credit wage and the minimum wage, payment for hours worked off the clock (in the Miami arbitration and in the individual Florida arbitrations only), liquidated damages and attorneys’ fees and costs. The Company is contesting these matters vigorously. The complainants in New York are seeking an aggregate of approximately $1.7 million. The complainants in Florida and Massachusetts have not stated the estimated amount of damages they seek and, at this stage of the proceedings, it is not possible to state the estimated damages sought by the complainants.

In November 2004, current and former employees of the Sacramento, California Morton’s steakhouse commenced a federal lawsuit in the Superior Court of the State of California, County of Sacramento, asserting individual, representative and class claims against the Sacramento Morton’s steakhouse and several other Morton’s steakhouses. The plaintiffs asserted claims based on the Company’s alleged failure to provide them with meal and rest periods, and for unlawful tip sharing and unfair competition. The plaintiffs seek restitution of tips, meal and break period compensation and attorneys’ fees. The plaintiffs have not stated the estimated amount of damages they seek and, at this stage of the proceedings, it is not possible to state the estimated damages sought by the plaintiffs. Dismissals with prejudice for all defendants, except the Sacramento Morton’s steakhouse, were granted. The claims against the Sacramento Morton’s steakhouse have been moved to arbitration.

In May 2005, a former employee of the Boston, Massachusetts Morton’s steakhouse filed a nationwide class action complaint in federal court in the United States District Court, District of Massachusetts, alleging that the sharing of tips with other restaurant employees violates the Fair Labor Standards Act. The plaintiffs have not stated the estimated amount of damages they seek and, at this stage of the proceedings, it is not possible to state the estimated damages sought by the plaintiffs. The Company moved to dismiss the complaint and compel arbitration. While the motion was pending, the plaintiff filed a nationwide collective action demand for arbitration with the American Arbitration Association. The demand for arbitration alleges the same facts as the lawsuit filed in federal court. The Company’s motion to dismiss was granted and the matter is moving forward as an arbitration. On January 13, 2006, a second claimant, a former employee of the Portland and Phoenix restaurants was added. There are currently two named claimants.

The Company has not established any accruals for judgments, and insurance is not available to cover any liabilities, with respect to these wage and hour matters. The Company is involved in various other claims and legal actions arising in the ordinary course of business. The Company does not believe that the ultimate resolution of these actions will have a material adverse effect on the Company’s financial condition.

14)	Subsequent Event

Subsequent to October 2, 2005, the Company announced that Allen J. Bernstein, Chairman, Chief Executive Officer and President of MRG, will retire effective by December 31, 2005. The Company also announced that Thomas J. Baldwin, Executive Vice President, Chief Financial Officer, Secretary and Treasurer of MRG will replace Mr. Bernstein. On the effective date of Mr. Bernstein’s departure, Mr. Baldwin will become Chairman, Chief Executive Officer and President of MRG. At the same time, Ronald M. DiNella, currently Senior Vice President, Finance for Morton’s of Chicago, Inc., one of the Company’s subsidiaries, will become Senior Vice President, Chief Financial Officer, Secretary and Treasurer of MRG. The Company is currently negotiating a separation agreement with Mr. Bernstein. Upon completion of the agreement, the Company expects to incur a charge with respect to separation payments to Mr. Bernstein.

BAR 12·21 AT MORTON'S
THE STEAKHOUSE

MORTON'S®
THE STEAKHOUSE

MORTON'S

THE STEAKHOUSE

APPETIZERS:

Smoked Pacific Salmon
Maine Lobster Cocktail
Jumbo Lump Crabmeat Cocktail
Broiled Sea Scallops Wrapped in Bacon
Colossal Shrimp Cocktail
Bluepoint Oysters on the Half Shell
Jumbo Lump Crab Cake
Colossal Shrimp Alexander
Lobster Bisque
Tuna Tartare
Grilled Asparagus, Roasted Red Pepper and Balsamic Vinegar

SALADS:

Morton's Salad
Spinach Salad
Caesar Salad
Sliced Beefsteak Tomato, Purple Onion, Vinaigrette or Blue Cheese
Chopped Salad

ENTRÉES:

Double Cut Filet Mignon, Sauce Béarnaise
Porterhouse Steak
Double Porterhouse
New York Strip Steak
Chicago Style Bone-In Ribeye Steak
Prime Rib, Bone-In Double Cut..... Available Friday & Saturday only

MORTON'S *"slightly smaller"* STEAKS:

Single Cut Filet Mignon, Sauce Bearnaise
Filet Oskar
Filet Diane
Ribeye Steak
Cajun Ribeye Steak

OTHER ENTRÉES:

Domestic Double Rib Lamb Chops
Chicken Christopher, Garlic Beurre Blanc Sauce
Jumbo Lump Crab Cakes
Broiled Salmon Fillet, Chef's Sauce Beurre Blanc
Colossal Shrimp Alexander
Lobster Tail, Western Australian
Jumbo Lobster Tail, Western Australian
Whole Baked Maine Lobster

VEGETABLES and POTATOES:

Steamed Fresh Asparagus, Sauce Hollandaise
Steamed Fresh Broccoli, Sauce Hollandaise
Creamed Spinach for two
Sauteed Fresh Spinach & Mushrooms
Jumbo Baked Idaho Potato
Hashbrown Potato for two
Lyonnaise Potatoes
Mashed Potatoes
Potato Skins
Sauteed Wild Mushrooms
Sauteed Mushrooms
Sauteed Onions

DESSERTS:

Chocolate Velvet Cake
Souffle (Chocolate, Raspberry, Grand Marnier and Lemon)
Morton's Legendary Hot Chocolate Cake
Fresh Seasonal Berries, Sabayon Sauce
New York Cheesecake
Key Lime Pie
Hot Upside-Down Apple Pie
Creme Brulee

MORTON’S RESTAURANT GROUP, INC.

9,465,000 Shares

Common Stock

PROSPECTUS

February 8, 2006

Wachovia Securities

Piper Jaffray

RBC Capital Markets

SG Cowen & Co.

Jefferies & Company

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you must not rely upon any unauthorized information or representations. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of our common stock in any circumstances under which or in any jurisdiction where the offer or solicitation is unlawful.

Until March 5, 2006 (the 25th day after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.